Notice of 2008 Annual Meeting and Proxy Statement

2007 Annual Report to Stockholders

- Management's Discussion and Analysis
- Consolidated Financial Statements

NOV NATIONAL OILWELL VARCO

2008 Proxy Statement and 2007 Annual Report to Stockholders

April 4, 2008

Fellow Stockholders:

On behalf of your Board of Directors and your management, we are pleased to invite you to attend the Annual Meeting of Stockholders of National Oilwell Varco, Inc. It will be held on Wednesday, May 14, 2008 at 10:00 A.M., local time, at the Houston Marriott Westchase, 2900 Briarpark Drive, Houston, Texas 77042.

You will find information regarding the matters to be voted on at the meeting in the formal Notice of Meeting and Proxy Statement, which are included on the following pages of this booklet.

Whether or not you plan to attend, please sign and return the enclosed proxy in the accompanying envelope as soon as possible so that your shares will be voted at the meeting. The vote of each and every stockholder is most important to us. Please note that your completed proxy will not prevent you from attending the meeting and voting in person should you so choose.

Also included in this booklet as Appendix A is National Oilwell Varco's 2007 Annual Report on Form 10K, which we are distributing to the company's stockholders in lieu of a separate annual report.

Thank you for your continued support of and interest in National Oilwell Varco.

Sincerely,

Merrill A. (Pete) Miller, Jr.
Chairman, President and
Chief Executive Officer

Received SEC
APR 04 2008
Washington, DC 20549

TABLE OF CONTENTS

Page

NATIONAL OILWELL VARCO, INC.
7909 Parkwood Circle Drive
Houston, Texas 77036

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 14, 2008

DATE:	Wednesday, May 14, 2008
TIME:	10:00 a.m. (Houston time)
PLACE:	Houston Marriott Westchase 2900 Briarpark Drive Houston, Texas 77042

The 2008 annual meeting of stockholders of National Oilwell Varco, Inc. will be held at the Houston Marriott Westchase, 2900 Briarpark Drive, Houston, Texas on Wednesday, May 14, 2008, at 10:00 a.m. local time, for the following purposes:

1. To elect two directors to hold office for a three-year term;
2. To consider and act upon a proposal to ratify the appointment of Ernst & Young LLP as independent auditors of the company for 2008;
3. To consider and vote on the approval of the National Oilwell Varco, Inc. Annual Cash Incentive Plan for Executive Officers; and
4. To consider and act upon any other matters that may properly come before the annual meeting or any postponement or adjournment thereof.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE TWO NOMINEES FOR DIRECTOR, FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR 2008 AND FOR THE PROPOSAL TO APPROVE THE NATIONAL OILWELL VARCO, INC. ANNUAL CASH INCENTIVE PLAN FOR EXECUTIVE OFFICERS.

The Board of Directors has set March 27, 2008 as the record date for the annual meeting of the stockholders ("Annual Meeting"). If you were a stockholder of record at the close of business on March 27, 2008, you are entitled to vote at the Annual Meeting. A complete list of these stockholders will be available for examination at the Annual Meeting and during ordinary business hours at our offices at 7909 Parkwood Circle Drive, Houston, Texas for a period of ten days prior to the Annual Meeting.

You are cordially invited to join us at the Annual Meeting. However, to ensure your representation, we request that you return your signed proxy card at your earliest convenience, whether or not you plan to attend the Annual Meeting. You may revoke your proxy at any time if you wish to attend and vote in person.

By Order of the Board of Directors

/s/ Dwight W. Rettig

Dwight W. Rettig
Vice President, General Counsel and Secretary

Houston, Texas
April 4, 2008

NATIONAL OILWELL VARCO, INC.
7909 Parkwood Circle Drive
Houston, Texas 77036

PROXY STATEMENT

Except as otherwise specifically noted in this Proxy Statement, "we," "our," "us," and similar words in this Proxy Statement refer to National Oilwell Varco, Inc. In addition, we refer to National Oilwell Varco, Inc. as the "Company."

ANNUAL MEETING:

Date: Wednesday, May 14, 2008
Time: 10:00 a.m. (Houston time)
Place: Houston Marriott Westchase
2900 Briarpark Drive
Houston, Texas 77042

AGENDA:

Proposal 1: For the election of two nominees as directors of the Company for a term of three years.

Proposal 2: For the ratification of the appointment of Ernst & Young LLP as independent auditors of the Company.

Proposal 3: For the approval of the National Oilwell Varco, Inc. Annual Cash Incentive Plan for Executive Officers.

RECORD DATE/ WHO CAN VOTE:

All stockholders of record at the close of business on March 27, 2008 are entitled to vote. The only class of securities entitled to vote at the Annual Meeting is National Oilwell Varco common stock. Holders of National Oilwell Varco common stock are entitled to one vote per share at the Annual Meeting.

PROXIES SOLICITED BY:

Your vote and proxy is being solicited by the Board of Directors for use at the Annual Meeting. This Proxy Statement and enclosed proxy card is being sent on behalf of the Board of Directors to all stockholders beginning on or about April 4, 2008. By completing, signing and returning your proxy card, you will authorize the persons named on the proxy card to vote your shares according to your instructions.

PROXIES:

If your properly executed proxy does not indicate how you wish to vote your common stock, the persons named on the proxy card will vote FOR election of the two nominees for director (Proposal 1), FOR the ratification of the appointment of Ernst & Young LLP as independent auditors (Proposal 2), and FOR the approval of the National Oilwell Varco, Inc. Annual Cash Incentive Plan for Executive Officers (Proposal 3).

REVOKING YOUR

You can revoke your proxy at any time prior to the time that the

PROXY:

vote is taken at the meeting by: (i) filing a written notice revoking your proxy; (ii) filing another proxy bearing a later date; or (iii) casting your vote in person at the Annual Meeting. Your last vote will be the vote that is counted.

QUORUM:

As of March 27, 2008, there were 357,809,633 shares of National Oilwell Varco common stock issued and outstanding. The holders of these shares have the right to cast one vote for each share held by them. The presence, in person or by proxy, of stockholders entitled to cast at least 178,904,817 votes constitutes a quorum for adopting the proposals at the Annual Meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining a quorum, as will broker non-votes. A broker non-vote occurs when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instruction is given. If you have properly signed and returned your proxy card by mail, you will be considered part of the quorum, and the persons named on the proxy card will vote your shares as you have instructed them.

MULTIPLE PROXY CARDS:

If you receive multiple proxy cards, this indicates that your shares are held in more than one account, such as two brokerage accounts, and are registered in different names. You should vote each of the proxy cards to ensure that all of your shares are voted.

HOUSEHOLDING:

The U.S. Securities and Exchange Commission, or SEC, has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a copy of these materials, other than the Proxy Card, to those stockholders. This process, which is commonly referred to as "householding," can mean extra convenience for stockholders and cost savings for the Company. Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record. Through householding, stockholders of record who have the same address and last name will receive only one copy of our Proxy Statement and Annual Report, unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate Proxy Cards. If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of Proxy Statements and Annual Reports, or if you hold stock in more than one account and wish to receive only a single copy of the Proxy Statement or Annual Report for your household, please contact Broadridge Householding Department, in writing, at 51 Mercedes Way, Edgewood, New York 11717, or by phone at (800) 542-1061. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement and Annual Report, please notify your broker if you are a beneficial stockholder.

COST OF PROXY SOLICITATION:

We have retained InvestorCom, Inc. to solicit proxies from our stockholders at an estimated fee of $4,500, plus expenses. This fee does not include the costs of preparing, printing, assembling, delivering and mailing the Proxy Statement. The Company will pay for the cost of soliciting proxies. Some of our directors, officers and employees may also solicit proxies personally, without any additional compensation, by telephone or mail. Proxy materials also will be furnished without cost to brokers and other nominees to forward to the beneficial owners of shares held in their names.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on Wednesday, May 14, 2008.

The Company's 2008 Proxy Statement and the Annual Report to Stockholders for the year ended 2007 are also available at www.nov.com/investor/investor.asp.

For directions to the Annual Meeting, please contact investor relations at 713-346-7500.

PLEASE VOTE -- YOUR VOTE IS IMPORTANT

ELECTION OF DIRECTORS
PROPOSAL NO. 1 ON THE PROXY CARD

The Board of Directors of National Oilwell Varco (the "Board") is divided into three classes, each class serving a term of three years. Directors whose terms expire this year include: Robert E. Beauchamp and Jeffery A. Smisek.

Robert E. Beauchamp and Jeffery A. Smisek are nominees for directors for a three-year term expiring at the Annual Meeting in 2011, or when their successors are elected and qualified. We believe each of the nominees will be able to serve if elected. However, if any nominee is unable to serve, the remaining members of the Board have authority to nominate another person, elect a substitute, or reduce the size of the Board. Directors whose terms expire in 2009 and 2010 will continue to serve in accordance with their prior election or appointment. Proxies cannot be voted for a greater number of persons than the number of nominees named.

Vote Required for Approval

National Oilwell Varco's Bylaws require that each director be elected by the majority of votes cast with respect to such director in uncontested elections (the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors would be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. Whether an election is contested or not is determined as of a date that is fourteen days in advance of when we file our definitive proxy statement with the SEC; this year's election was determined to be an uncontested election, and the majority vote standard will apply. If a nominee who is serving as a director is not elected at the annual meeting, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, under our Bylaws and Corporate Governance Guidelines, each director must submit an advance, contingent, irrevocable resignation that the Board may accept if the director fails to be elected through a majority vote. In that situation, the Nominating/Corporate Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board will act on the Nominating/Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within ninety days from the date the election results are certified. If a nominee who was not already serving as a director fails to receive a majority of votes cast at the annual meeting, Delaware law provides that the nominee does not serve on the Board as a "holdover director." In 2008, all director nominees are currently serving on the Board.

Information Regarding Nominees for Director for Terms Expiring in 2011:

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Robert E. Beauchamp	48	2008	Mr. Beauchamp has been a Director of the Company since August 2002. Since 1988, he has served in various capacities at BMC Software, Inc., a leading provider of enterprise management solutions, most recently as President and Chief Executive Officer and as a director. During his career with BMC, he also served as senior vice president of research & development, vice president of strategic marketing and corporate development, and director of strategic marketing.	2002

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Jeffery A. Smisek	53	2008	Mr. Smisek has been a Director of the Company since March 2005. Mr. Smisek served as a Director of Varco (and its predecessor, Tuboscope Inc.) from February 1998 until its merger with the Company on March 11, 2005. Since December 30, 2004, Mr. Smisek has served as President and a director of Continental Airlines, Inc. Mr. Smisek previously served Continental Airlines, Inc. as: Executive Vice President from March 2003 until December 2004; and Executive Vice President — Corporate from May 2001 until March 2003.	2005

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE ELECTION OF THE TWO NOMINEES FOR DIRECTOR.

Information Regarding Continuing Directors:

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Merrill A. Miller, Jr.	57	2009	Mr. Miller has been a Director of the Company since May 2001 and Chairman of the Board since July 22, 2005. He also served as Chairman of the Board from May 2002 through March 11, 2005. He served as the Company's Chief Operating Officer from November 2000 through March 11, 2005. He has served as President since November 2000 and as Chief Executive Officer since May 2001. He has served in various senior executive positions with National Oilwell since February 1996. Mr. Miller also serves as a director of Chesapeake Energy Corporation, a company engaged in the development, acquisition, production, exploration, and marketing of onshore oil and natural gas properties in the United States.	2001

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Greg L. Armstrong	49	2009	Mr. Armstrong has been a Director of the Company since March 2005. Mr. Armstrong served as a Director of Varco from May 20, 2004 until its merger with the Company on March 11, 2005. Since 1998, he has been the Chairman of the Board and Chief Executive Officer of Plains All American GP LLC, the general partner and controlling entity of Plains All American Pipeline, L.P., a publicly traded master limited partnership engaged in the business of marketing, gathering, transporting, terminalling and storing crude oil. Mr. Armstrong is a member of the National Petroleum Council and a member of the Board of BreitBurn Energy Partners.	2005
Ben A. Guill	57	2010	Mr. Guill has served as a Director of the Company since 1999. Until April 2007, he was President of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, which he joined in September 1998. Prior to joining First Reserve, Mr. Guill was the Managing Director and Co-head of Investment Banking of Simmons & Company International, an investment-banking firm specializing in the oil service industry. Mr. Guill also serves as a director of the general partner of Cheniere Energy Partners, L.P. and as a director of Trico Marine Services, Inc.	1999
David D. Harrison	60	2009	Mr. Harrison has been a Director of the Company since August 2003. He has served as Executive Vice President and Chief Financial Officer of Pentair, Inc., a diversified manufacturer in water technologies and enclosures businesses, since February 2000 until his retirement in February 2007. He also served as Executive Vice President and Chief Financial Officer of Pentair, Inc. from 1994 to 1996. From 1972 through 1994, Mr. Harrison held various domestic and international finance positions with a combination of General Electric and Borg-Warner Chemicals. Mr. Harrison serves as a director of Navistar International Corporation, a holding company whose wholly owned subsidiaries produce International® brand commercial trucks, MaxxForce brand diesel engines, IC brand school buses, and Workhorse brand chassis for motor homes and step vans.	2003

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Roger L. Jarvis	54	2010	Mr. Jarvis has been a Director of the Company since February 2002. Since 2007, he has served as Chairman, Chief Executive Officer and President of Common Resources LLC, a privately held company engaged in the business of exploration for and production of hydrocarbons in the United States. He served as President, Chief Executive Officer and Director of Spinnaker Exploration Company, a natural gas and oil exploration and production company, from 1996 and as its Chairman of the Board from 1998, until its acquisition by Norsk Hydro ASA in December 2005.	2002
Eric L. Mattson	56	2010	Mr. Mattson has been a Director of the Company since March 2005. Mr. Mattson served as a Director of Varco (and its predecessor, Tuboscope Inc.) from January 1994 until its merger with the Company on March 11, 2005. Mr. Mattson has served as Senior Vice President and Chief Financial Officer of VeriCenter, Inc., a private provider of managed hosting services, since 2003, until its acquisition in August 2007. From November 2002 until October 2003, Mr. Mattson worked as an independent consultant. Mr. Mattson was the Chief Financial Officer of Netrail, Inc., a private Internet backbone and broadband service provider, from September 1999 until November 2002. From July 1993 until May 1999, Mr. Mattson served as Senior Vice President and Chief Financial Officer of Baker Hughes Incorporated, a provider of products and services to the oil, gas and process industries.	2005

COMMITTEES AND MEETINGS OF THE BOARD

Committees

The Board of Directors had the following standing committees: Audit, Compensation, and Nominating/Corporate Governance.

Number of Meetings Held in 2007

Board of Directors	6
Audit Committee	5
Compensation Committee	3
Nominating/Corporate Governance Committee	3

Attendance at Meetings

Each incumbent director attended at least 75% of the meetings of the Board and committees of which that director was a member.

Audit Committee

Messrs. Harrison (Chairman), Armstrong, Guill and Mattson are the current members of the Audit Committee. All members of this committee are "independent" within the meaning of the rules governing audit committees by the New York Stock Exchange, or NYSE.

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- monitor the integrity of the Company's financial statements, financial reporting processes, systems of internal controls regarding finance, and disclosure controls and procedures;
- select and appoint the Company's independent auditors, pre-approve all audit and non-audit services to be provided, consistent with all applicable laws, to the Company by the Company's independent auditors, and establish the fees and other compensation to be paid to the independent auditors;
- monitor the independence and performance of the Company's independent auditors and internal audit function;
- establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Company's employees, regarding accounting, internal controls, disclosure or auditing matters, and provide an avenue of communication among the independent auditors, management, the internal audit function and the Board of Directors;
- prepare an audit committee report as required by the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement; and
- monitor the Company's compliance with legal and regulatory requirements.

A copy of the Audit Committee Charter is attached to this Proxy Statement as Appendix I, and is also available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

Audit Committee Financial Expert
The Board of Directors has determined that all members of the Audit Committee meet the NYSE standard of having accounting or related financial management expertise and meet the SEC's criteria of an Audit Committee Financial Expert.

Compensation Committee

Messrs. Smisek (Chairman), Guill and Jarvis are the current members of the Compensation Committee. All members of the Compensation Committee are independent as defined by the applicable NYSE listing standards.

The Compensation Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- discharge the Board's responsibilities relating to compensation of the Company's directors and executive officers;
- approve and evaluate all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company; and
- administer all plans of the Company under which shares of common stock may be acquired by directors or executive officers of the Company.

A copy of the Compensation Committee Charter is attached to this Proxy Statement as Appendix II, and is also available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

Compensation Committee Interlocks and Insider Participation. During 2007, Messrs. Smisek, Beauchamp and Guill served on the Compensation Committee. Except as described in the following sentence, none of these members is a former or current officer or employee of the Company or any of its subsidiaries, is involved in a relationship requiring disclosure as an interlocking executive officer/director, or had any relationship requiring disclosure under Item 404 of Regulation S-K.

In February 2008, the Company and Mr. Beauchamp learned that Mr. Beauchamp's brother-in-law serves as Chief Executive Officer of a vendor of the Company. During 2007, this vendor received approximately $3 million in payments from the Company. Due to this relationship, Mr. Beauchamp could not be considered an independent director under applicable NYSE listing standards. As a result, Mr. Beauchamp resigned from the Compensation Committee effective February 14, 2008, and was replaced by Roger L. Jarvis. See "Corporate Governance – NYSE Corporate Governance Matters" below.

Nominating/Corporate Governance Committee

Messrs. Jarvis (Chairman), Mattson and Smisek are the current members of the Nominating/Corporate Governance Committee. All members of the Nominating/Corporate Governance Committee are independent as defined by the applicable NYSE listing standards.

The Nominating/Corporate Governance Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- ensure that the Board and its committees are appropriately constituted so that the Board and directors may effectively meet their fiduciary obligations to stockholders and the Company;
- identify individuals qualified to become Board members and recommend to the Board director nominees for each annual meeting of stockholders and candidates to fill vacancies in the Board;
- recommend to the Board annually the directors to be appointed to Board committees;
- monitor, review, and recommend, when necessary, any changes to the Corporate Governance Guidelines; and
- monitor and evaluate annually the effectiveness of the Board and management of the Company, including their effectiveness in implementing the policies and principles of the Corporate Governance Guidelines.

A copy of the Nominating/Corporate Governance Committee Charter is attached to this Proxy Statement as Appendix III, and is also available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

During 2007, Messrs. Beauchamp (Chairman), Jarvis and Smisek served on the Nominating/Corporate Governance Committee. In February 2008, the Company and Mr. Beauchamp learned that Mr. Beauchamp's brother-in-law serves as Chief Executive Officer of a vendor of the Company. During 2007, this vendor received approximately $3 million in payments from the Company. Due to this relationship, Mr. Beauchamp could not be considered an independent director under applicable NYSE listing standards. As a result, Mr. Beauchamp resigned from the Nominating/Corporate Governance Committee effective February 14, 2008, and was replaced by Eric L. Mattson. See "Corporate Governance – NYSE Corporate Governance Matters" below.

Director Nominees

The Nominating/Corporate Governance Committee has the responsibility of identifying candidates for election as directors, reviewing background information relating to candidates for director, and recommending to the Board of Directors nominees for directors to be submitted to stockholders for election. It is the policy of the committee to consider director candidates recommended by stockholders. Nominees to be evaluated by the Nominating/Corporate Governance Committee are selected by the committee from candidates recommended by multiple sources, including other directors, management, stockholders, and candidates identified by independent search firms (which firms may be paid by the Company for their services), all of whom will be evaluated based on the same criteria. As of March 27, 2008, we had not received any recommendations from stockholders for potential director candidates. All of the current nominees for director are standing members of the Board that are proposed by the entire Board for re-election. Written suggestions for nominees should be sent to the Secretary of the Company at the address listed below.

The Board of Directors believes that nominees should reflect the following characteristics:

- have a reputation for integrity, honesty, candor, fairness and discretion;
- be knowledgeable, or willing to become so quickly, in the critical aspects of the Company's businesses and operations;

- be experienced and skillful in serving as a competent overseer of, and trusted advisor to, the senior management of at least one substantial enterprise; and
- have a range of talent, skill and expertise sufficient to provide sound and prudent guidance with respect to the full scope of the Company's operations and interests.

Any stockholder of record who is entitled to vote for the election of directors may nominate persons for election as directors if timely written notice in proper form of the intent to make a nomination at the Annual Meeting is received by the Company at National Oilwell Varco, Inc., 7909 Parkwood Circle Drive – 7th Floor, Houston, TX 77036, Attention: Dwight W. Rettig, Secretary. The notice must be received no later than April 14, 2008 – 10 days after the first public notice of the Annual Meeting is first sent to stockholders. To be in proper form, the notice must contain prescribed information about the proponent and each nominee, including such information about each nominee as would have been required to be included in a proxy statement filed pursuant to the rules of the SEC had such nominee been nominated by the Board of Directors.

AUDIT COMMITTEE REPORT

The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter adopted by the Board of Directors, include providing oversight to the Company's financial reporting process through periodic combined and separate meetings with the Company's independent auditors and management to review accounting, auditing, internal controls and financial reporting matters. The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including senior financial management, and its independent auditors.

The Board of Directors has determined that all of the members of the Audit Committee are independent based on the guidelines set forth by the NYSE and SEC rules for the independence of Audit Committee members. The Audit Committee held five (5) meetings in 2007, and at each regularly scheduled quarterly meeting met in executive session with both the internal audit director and the independent audit partner, without management being present.

The Audit Committee reviewed and discussed with senior management the audited financial statements included in the Company's Annual Report on Form 10-K. Management has confirmed to the Audit Committee that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles.

The Audit Committee discussed with Ernst & Young LLP, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61 (Codification of Statements on Auditing Standards, AU Sec. 380), as may be modified or supplemented. SAS No. 61 requires independent auditors to communicate certain matters related to the conduct of an audit to those who have responsibility for oversight of the financial reporting process, specifically the audit committee. Among the matters to be communicated to the audit committee are: (1) methods used to account for significant unusual transactions; (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; (3) the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditor's conclusions regarding the reasonableness of those estimates; and (4) disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements. In addition, the Audit Committee reviewed with Ernst & Young their judgment as to the quality, not just the acceptability, of the Company's accounting principles.

The Audit Committee received from Ernst & Young a letter providing the disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) with respect to any relationships between Ernst & Young LLP and the Company. Ernst & Young LLP has discussed its independence with the Audit Committee, and has confirmed in such letter that, in its professional judgment, it is independent of the Company within the meaning of the federal securities laws.

Based on the review of the financial statements, the discussion with Ernst & Young regarding SAS No. 61, Independence Standards Board Standard No. 1, and receipt from them of the required written disclosures, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's 2007 Annual Report on Form 10-K.

Notwithstanding the foregoing, the Audit Committee's charter clarifies that it is not the Audit Committee's duty to conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"). Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of financial statements in accordance with GAAP. Management is also responsible for assuring compliance with laws and regulations and the Company's corporate policies, subject to Audit Committee's oversight in the areas covered by the Audit Committee's charter. The independent auditors are responsible for expressing opinions on those financial statements and on the effectiveness of the Company's internal control over financial reporting.

Members of the Audit Committee

David D. Harrison, Committee Chairman
Greg L. Armstrong
Ben A. Guill
Eric L. Mattson

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
PROPOSAL NO. 2 ON THE PROXY CARD

Information Regarding our Independent Auditors

The Audit Committee of the Board of Directors has reappointed Ernst & Young LLP as independent auditors for 2008. Stockholders are being asked to vote upon the ratification of the appointment. Representatives of Ernst & Young will attend the Annual Meeting, where they will be available to respond to appropriate questions and have the opportunity to make a statement if they desire.

Vote Required for Approval

The proposal to ratify the appointment of Ernst & Young LLP as independent auditors will require approval by a majority of the votes cast on the meeting. In accordance with NYSE rules, a proposal to ratify independent auditors is considered to be a "discretionary" item. This means that brokerage firms may vote in their discretion on this matter on behalf of beneficial owners who have not furnished voting instructions within the time period specified in the voting instructions submitted by such brokerage firms. Abstentions, which will be counted as votes present for the purpose of determining a quorum, will have the effect of a vote against the proposal. Your shares will be voted as you specify on your proxy. If your properly executed proxy does not specify how you want your shares voted, we will vote them for the ratification of the appointment of Ernst & Young LLP as independent auditors.

Audit Fees

The Audit Committee pre-approves all services provided by the Company's independent auditors to the Company and its subsidiaries. Consideration and approval of such services generally occurs in the regularly scheduled quarterly meetings of the Audit Committee. The Audit Committee has delegated the Chairman of the Audit Committee to pre-approve allowed non-audit services, subject to review by the full committee at the next regularly scheduled meeting. The Audit Committee has considered whether the provision of all services other than those rendered for the audit of the Company's financial statements is compatible with maintaining Ernst & Young's independence and has concluded that their independence is not compromised.

The following table sets forth Ernst & Young LLP's fees for services rendered during 2006 and 2007. All 2007 services provided by Ernst & Young LLP were pre-approved by the Audit Committee.

	2007	2006
	(in thousands)	
Audit Fees	$4,941	$4,635
Audit Related Fees(1)	90	261
Tax Fees(2)	1,704	653
All Other Fees	-	-
Total	$ 6,735	$ 5,549

[1]Consists primarily of fees for employee benefit plans, due diligence related to acquisition transactions, and accounting consultations.
[2]Consists primarily of fees for compliance, planning and advice with respect to various domestic and foreign corporate tax matters.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP.

APPROVAL OF THE NATIONAL OILWELL VARCO, INC.
EXECUTIVE OFFICER ANNUAL INCENTIVE PLAN
PROPOSAL NO. 3 ON THE PROXY CARD

The Board has adopted, and the stockholders are being asked to approve, the National Oilwell Varco, Inc. Annual Cash Incentive Plan for Executive Officers (the "Bonus Plan").

Vote Required for Approval

The affirmative vote of a majority of the shares represented at the Annual Meeting and entitled to vote on this proposal is required to approve Proposal No. 3.

Description of the Plan

The following summary describes briefly the principal features of the Bonus Plan, and is qualified in its entirety by reference to the full text of the Bonus Plan, which is provided as Annex I to this Proxy Statement.

General

The Bonus Plan is designed to benefit the Company and its stockholders by providing certain officers of the Company with incentive compensation that is tied to the achievement of specified performance goals. The Compensation Committee of the Board of Directors will select on an annual basis officers of the Company who will participate in the Bonus Plan.

The Bonus Plan will be administered by the Compensation Committee in accordance with the terms of the Bonus Plan. The Compensation Committee has the authority to: (i) manage the operation and administration of the Bonus Plan, (ii) interpret the Bonus Plan, (iii) select the executives who are eligible to participate in the Bonus Plan, (iv) establish the performance objectives and corresponding award opportunities for each participant, (v) approve all awards, and (vi) make all other decisions and to take all other actions necessary or appropriate for the proper administration of the Bonus Plan.

Performance Objectives and Incentive Awards

For each calendar year, the Compensation Committee will determine the performance objectives and the corresponding incentive award opportunities for each participant expressed as a percentage of such participant's base salary. Performance objectives may be expressed in terms of one or more of the following performance criteria (with respect to the Company, any of its subsidiaries or divisions, operating unit or product line):

- net earnings (either before or after interest, taxes, depreciation and/or amortization);
- sales;
- revenue;
- net income (either before or after taxes);
- operating profit;
- cash flow (including, but not limited to, operating cash flow and free cash flow);
- cash flow return on capital;
- return on net assets;
- return on stockholders' equity;

- return on assets;
- return on capital;
- stockholder returns;
- return on sales;
- gross or net profit margin;
- customer or sales channel revenue or profitability;
- productivity;
- expense targets;
- margins;
- cost reductions;
- controls or savings;
- operating efficiency;
- customer satisfaction;
- working capital;
- strategic initiatives;
- economic value added;
- earnings per share;
- earnings per share from operations;
- price per share of stock; and
- market share.

Performance objectives may be stated in absolute terms or based on comparisons to peer group companies or indices to be achieved during a calendar year.

The Compensation Committee shall determine after the end of each calendar year the extent to which the performance objectives set for each participant were achieved, and shall certify in writing the extent to which the objectives have been achieved. Each award, if any, shall be paid in a cash lump sum as soon as practicable following the Compensation Committee's certification. The maximum award any participant may receive for any calendar year is $5 million. The relative benefits or amounts that will be received by or allocated to the various categories of eligible participants under the Bonus Plan during the life of the Bonus Plan are currently not determinable.

Tax Matters

Section 162(m) places a limit of $1,000,000 on the amount of compensation that the Company may deduct in any taxable year with respect to each "covered employee" within the meaning of Section 162(m). However, certain "performance-based compensation" is not subject to the deduction limit if the compensation is paid based solely on the attainment of pre-established objective performance measures established by a committee of outside directors and the Bonus Plan providing for such compensation is approved by the stockholders. The Bonus Plan is designed to meet these requirements. To qualify, we are seeking stockholder approval of the Bonus Plan.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO APPROVE THE EXECUTIVE OFFICER ANNUAL INCENTIVE PLAN.

CORPORATE GOVERNANCE

National Oilwell Varco's Board of Directors is committed to promoting transparency in reporting information about the Company, complying with the spirit as well as the literal requirements of applicable laws, rules and regulations, and corporate behavior that conforms to corporate governance standards that substantially exceed the consensus view of minimum acceptable corporate governance standards. The Board of Directors adopted Corporate Governance Guidelines which established provisions for the Board's composition and function, Board committees and committee membership, evaluation of director independence, the roles of the Chairman of the Board, the Chief Executive Officer and the Lead Director, the evaluation of the Chief Executive Officer, regular meetings of non-management directors, board conduct and review, selection and orientation of directors, director compensation, access to management and independent advisors, and annual review of the Corporate Governance Guidelines. A copy of the Corporate Governance Guidelines is attached to this Proxy Statement as Appendix IV, and is also available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section. The Company will furnish print copies of the Corporate Governance Guidelines, as well as its Committee charters, to interested stockholders without charge, upon request. Written requests for such copies should be addressed to: Dwight W. Rettig, Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036.

Director Independence

The Corporate Governance Guidelines address, among other things, standards for evaluating the independence of the Company's directors. The Board undertakes an annual review of director independence and considers transactions and relationships during the prior year between each director or any member of his or her immediate family and the Company and its affiliates, including those reported under "Certain Relationships and Related Transactions" in this Proxy Statement. In February 2008, as a result of this annual review, the Board affirmatively determined that a majority of the members of the Board of Directors are independent of the Company and its management under the standards set forth in the Corporate Governance Guidelines. The following directors were affirmed as independent: Greg L. Armstrong, Ben A. Guill, David D. Harrison, Roger L. Jarvis, Eric L. Mattson, and Jeffery A. Smisek.

Lead Director

The non-management members of the Board of Directors have appointed Greg L. Armstrong as Lead Director. The Lead Director is responsible for developing the agenda for, and presiding over the executive sessions of, the Board's non-management directors, and for acting as principal liaison between the non-management directors and the chief executive officer on matters dealt with in executive session.

Policies on Business Ethics and Conduct

The Company has a long-standing Business Ethics Policy. In April 2003, the Board adopted the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers. These codes are designed to focus the Board and management on areas of ethical risk, provide guidance to personnel to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help to foster a culture of honesty and accountability. As set forth in the Corporate Governance Guidelines, the Board may not waive the application of the Company's policies on business ethics and conduct for any Director or Executive Officer. Copies of the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers (attached to this Proxy Statement as Appendixes V and VI, respectively), as well as the code of ethics applicable to employees of the Company, are available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section. The Company will furnish print copies of these Codes to interested stockholders without charge, upon request. Written requests for such copies should be addressed to: Dwight W. Rettig, Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036.

Communications with Directors

The Board has provided a process for interested parties to communicate with our non-management directors. Parties wishing to communicate confidentially with our non-management directors may do so by calling 1-800-372-3956. This procedure is described on the Company's website, www.nov.com, in the Investor Relations/Corporate Governance section. Calls to this number will be answered by an independent, automated system 24 hours a day, 365 days a year. A transcript of the call will be delivered to a member of the Audit Committee. Parties wishing to send written communications to the Board, other than sales-related communications, should send a letter addressed to the member or members of the Board to whom the communication is directed, care of the Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas, 77036. All such communications will be forwarded to the Board member or members specified.

Director Attendance at Annual Meetings

The Company does not have a formal policy with respect to director attendance at annual stockholder meetings. In 2007, all members of the Board were in attendance at the annual meeting.

NYSE Corporate Governance Matters

As a listed company with the NYSE, our Chief Executive Officer, as required under Section 303A.12(a) of the NYSE Listed Company Manual, must certify to the NYSE each year whether or not he is aware of any violation by the company of NYSE Corporate Governance listing standards as of the date of the certification. On June 6, 2007, the Company's Chief Executive Officer submitted such a certification to the NYSE which stated that he was not aware of any violation by the Company of the NYSE Corporate Governance listing standards.

In February 2008, the Company's Chief Executive Officer notified the NYSE that the Company had become aware that Mr. Robert E. Beauchamp, a current director, did not qualify as an independent director as defined in Section 303A.02 of the NYSE Listed Company Manual. While conducting its annual corporate governance compliance review to confirm the independence of the Company's directors, the Company and Mr. Beauchamp became aware that Mr. Beauchamp's brother-in-law is the Chief Executive Officer of a vendor of the Company, which received payments from the Company of approximately $3 million in 2007. These payments exceed the amounts permitted under the NYSE's independence standards in Section 303A.02(b)(v). Sections 303A.04 and 303A.05 of the NYSE Listed Company Manual require that all members of the Nominating/Corporate Governance Committee and Compensation Committee, respectively, must be independent. Due to his lack of independence, Mr. Beauchamp immediately resigned as Chair and a member of the Nominating/Corporate Governance Committee and as a member of the Compensation Committee in order for both committees to be in compliance with the NYSE's independence rules concerning these committees. The Board of Directors appointed Eric L. Mattson to serve as an additional member of the Nominating/Corporate Governance Committee and for Roger L. Jarvis to serve as Chair of that committee, and appointed Mr. Jarvis to serve as an additional member of the Compensation Committee.

On February 29, 2008, the Company filed its 2007 Form 10-K with the SEC, which included as Exhibits 31.1 and 31.2 the Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

EXECUTIVE OFFICERS

The following persons are our current executive officers. The executive officers of the Company serve at the pleasure of the Board of Directors and are subject to annual appointment by the Board of Directors. None of the executive officers, directors, or nominees for director has any family relationships with each other.

Name	Age	Position	Biography
Merrill A. Miller, Jr.	57	President and Chief Executive Officer	Mr. Miller has served as the Company's President since November 2000, Chief Executive Officer since May 2001 and Chairman of the Board since July 22, 2005. Mr. Miller also served as Chairman of the Board from May 2002 through March 11, 2005. He served as the Company's Chief Operating Officer from November 2000 through March 11, 2005. He has served in various senior executive positions with the Company since February 1996. Mr. Miller also serves as a director of Chesapeake Energy Corporation, a company engaged in the development, acquisition, production, exploration, and marketing of onshore oil and natural gas properties in the United States.
Robert W. Blanchard	46	Vice President, Corporate Controller and Chief Accounting Officer	Mr. Blanchard has served as the Company's Vice President, Corporate Controller and Chief Accounting Officer since May, 2005. Mr. Blanchard served as Controller of Varco from 1999 and as its Vice President from 2002 until its merger with the Company on March 11, 2005.
Mark A. Reese	49	President – Rig Technology	Mr. Reese has served as President – Rig Technology since August 2007. Mr. Reese served as President – Expendable Products from January 2004 to August 2007. He served as President of the Company's Mission Products Group from August 2000 to January 2004. From May 1997 to August 2000 he was Vice President of Operations for the Company's Distribution Services Group.
Dwight W. Rettig	47	Vice President, General Counsel and Secretary	Mr. Rettig has served as the Company's Vice President and General Counsel since February 1999, and from February 1998 to February 1999 as General Counsel of the Company's Distribution Services Group.

Name	Age	Position	Biography
Clay C. Williams	45	Senior Vice President and Chief Financial Officer	Mr. Williams has served as the Company's Senior Vice President and Chief Financial Officer since March 2005. He served as Varco's Vice President and Chief Financial Officer from January 2003 until its merger with the Company on March 11, 2005. From May 2002 until January 2003, Mr. Williams served as Varco's Vice President Finance and Corporate Development. From February 2001 until May 2002, and from February 1997 until February 2000, he served as Varco's Vice President—Corporate Development.

STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners

Based on information filed with the SEC as of the most recent practicable date, this table shows the number and percentage of shares beneficially owned by owners of more than five percent of the outstanding shares of the stock of the Company at December 31, 2007. The number and percentage of shares beneficially owned is based on 356,867,498 shares outstanding as of December 31, 2007.

5% Owners	No. of Shares	Percent of Class
FMR LLC (1) 82 Devonshire Street Boston, MA 02109	51,108,189	14.32%
Barclays Global Investors, NA (2) 45 Freemont St. San Francisco, CA 94105	20,979,862	5.88%

(1) Shares owned at December 31, 2007, as reflected in Amendment No. 9 to Schedule 13G filed with the SEC on February 14, 2008. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC ("FMR"), is the beneficial owner of 46,273,126 shares as a result of acting as investment adviser to various investment companies (the "Funds"). Edward C. Johnson 3d and FMR, through its control of Fidelity, and the Funds each has sole power to dispose of the 46,273,126 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR, are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B Shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B Shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Neither FMR nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. Strategic Advisers, Inc., a wholly-owned subsidiary of FMR, provides investment advisory services to individuals. As such, FMR's beneficial ownership includes 97,866 shares beneficially owned through Strategic Advisers, Inc. Pyramis Global Advisors, LLC ("PGALLC"), an indirect wholly-owned subsidiary of FMR, is the beneficial owner of 220,938 shares as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares. Edward C. Johnson 3d and FMR, through its control of PGALLC, each has sole dispositive power over 220,938 shares and sole power to vote or to direct the voting of 220,938 shares owned by the institutional accounts or funds advised by PGALLC. Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly-owned subsidiary of FMR, is the beneficial owner of 1,864,097 shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR, through its control of PGATC, each has sole dispositive power over 1,864,097 shares and sole power to vote or to direct the voting of 1,475,559 shares owned by the institutional accounts managed by PGATC. Fidelity International Limited and various foreign-

based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is the beneficial owner of 2,652,162 shares. Fidelity International Limited has sole dispositive power over 2,652,162 shares owned by the International Funds. Fidelity International Limited has sole power to vote or direct the voting of 2,546,262 shares and no power to vote or direct the voting of 105,900 shares held by the International Funds as reported above.

(2) Shares owned at December 31, 2007, as reflected in Schedule 13G jointly filed with the SEC on February 5, 2008 by Barclays Global Investors, NA, Barclays Global Fund Advisors, Barclays Global Investors, Ltd., Barclays Global Investors Japan Trust and Banking Company Limited, Barclays Global Investors Japan Limited, Barclays Global Investors Canada Limited, Barclays Global Investors Australia Limited and Barclays Global Investors (Deutschland) AG. Within this group, (a) Barclays Global Investors, NA has sole voting power over 11,283,342 shares of common stock and sole dispositive power over 13,593,609 shares of common stock, (b) Barclays Global Fund Advisors has sole voting and dispositive power over 3,771,862 shares of common stock, (c) Barclays Global Investors, Ltd. has sole voting power over 2,299,354 shares of common stock and sole dispositive power over 2,657,898 shares of common stock, (d) Barclays Global Investors Japan Limited has sole voting and dispositive power over 720,932 shares of common stock, and (e) Barclays Global Investors Canada Limited has sole voting and dispositive power over 235,561 shares of common stock.

Security Ownership of Management

This table shows the number and percentage of shares of the Company's stock beneficially owned as of March 27, 2008 by each of our current directors and executive officers and by all current directors and executive officers as a group. The number and percentage of shares beneficially owned is based on 357,809,633 shares outstanding as of March 27, 2008. Beneficial ownership includes any shares as to which the director or executive officer has the right to acquire within 60 days of March 27, 2008 through the exercise of any stock option, warrant or other right. Each stockholder has sole voting and investment power, or shares these powers with his spouse, with respect to the shares beneficially owned.

	Shares Beneficially Owned		
Name of Individual	**Number of Common Shares[1]**	**Outstanding Options Exercisable Within 60 Days**	**Percent of Class***
Greg L. Armstrong	5,230	25,666	*
Robert E. Beauchamp	4,586	20,666	*
Robert W. Blanchard	35,000	53,790	*
Ben A. Guill	24,200	25,666	*
David D. Harrison	7,886	40,666	*
Roger L. Jarvis	2,624	65,666	*
Eric L. Mattson	18,706	59,116	*
Merrill A. Miller, Jr.	475,178	100,000	*
Mark A. Reese	32,500	10,000	*
Dwight W. Rettig	32,500	70,000	*
Jeffery A. Smisek	16,164	17,008	*
Clay C. Williams	93,246	193,388	*
All current directors and executive officers as a group (12 persons)	747,820	681,632	*

*Less than 1 percent.
[1]Includes shares deemed held by executive officers and directors in the Company's 401(k) plans and deferred compensation plans.

COMPENSATION DISCUSSION AND ANALYSIS

General Overview

National Oilwell Varco's executive compensation program is administered by the Compensation Committee of the Board of Directors. The Compensation Committee establishes specific compensation levels for the Company's executive officers and administers the Company's long-term incentive award plans. The Compensation Committee's objective regarding executive compensation is to design and implement a compensation program that will attract and retain the best available individuals to serve on the Company's executive team and properly incentivize those executives to achieve the Company's short-term and long-term financial and operational goals. To this end, the Compensation Committee strives to provide compensation packages for key executives that offer compensation opportunities in the median range of oilfield service companies described below. Data sources reviewed by the Compensation Committee and its independent compensation consultants include industry survey groups, national survey databases, proxy disclosures and general trend data, which are updated annually. The Compensation Committee reviews all elements of executive compensation both separately and in the aggregate.

Components of the executive compensation program for 2007 were base salary, participation in the Company's annual cash incentive (bonus) plan and the grant of non-qualified stock options and performance-based restricted stock awards (long-term incentives).

Compensation Philosophy

The Company believes it is important for each executive to have a set amount of cash compensation, in the form of base salary, that is not dependent on the performance or results of the Company. The Company recognizes that a certain amount of financial certainty must be provided to its executives as part of their compensation.

While the Company believes a competitive base salary is needed to attract and retain talented executives, the Company's compensation program also places a strong emphasis on annual and long-term incentives to align the executive's interests with stockholder value. The annual and long-term incentives are calculated and paid based primarily on financial measures of profitability and stockholder value creation. Executives of the Company have the incentive of increasing the Company's profitability and stockholder return in order to earn a major portion of their compensation package.

The Company seeks to structure a balance between achieving strong short-term annual results and ensuring the Company's long-term success and viability. The Company wants each of its executives to balance his focus between the Company's day-to-day operational performance and the Company's long-term goals and strategies. To reinforce the importance of balancing these perspectives, the Company's executives are provided both short and long-term incentives.

Base salary is designed to reward the executive for his performance of his normal, everyday job functions. The Company's annual cash incentive (bonus) plan and long-term incentives are designed to reward the executive for executing business plans that will benefit the Company in the short and long-term. The Company believes that the mix of short and long-term incentives allows the Company to deliver results aligned with the interests of stockholders. Stock options create a focus on share price appreciation, while the annual cash incentive (bonus) and performance-based restricted stock awards emphasize financial performance, both absolute and relative.

Given the inherent nature of this form of compensation, the Company understands that its annual cash incentives and long-term compensation will result in varying compensation for its executives each year. Because of this, the Company has tried to design its annual cash incentives and long-term compensation program in such a way to provide substantive financial benefits to its executives during times when the Company's financial and operational performance is strong, while motivating executives to stay with the Company during times when the Company's performance may not be as strong.

There are no compensation policy differences among the individual executives, except that the more senior officers, such as the chief executive officer, receive higher compensation consistent with their increased responsibilities. These differences are considered in connection with the compensation analysis performed by the Compensation Committee.

Competitive Positioning

Because of these goals and objectives for executive compensation, the Company believes each element of compensation should be properly designed, as well as competitive with the marketplace, to incentivize its executives in the manner stated above.

As part of its process to establish compensation levels for the Company's named executive officers, the Compensation Committee compares total compensation and base salary for each of its named executive officers against the median total compensation and median base salary earned by comparable executive officers as paid by the designated peer group. When analyzing peer group data, the Compensation Committee does not establish a specific numeric range around the median data points, which it considers reasonable or acceptable. Rather, in setting compensation for any particular named executive officer, the Compensation Committee considers any variance from the median, taking into account other factors as discussed below, and determines whether such variance is appropriate. If the Compensation Committee determines that any variance is unwarranted, the Compensation Committee will make appropriate adjustments to the compensation levels.

The Company does not target a specific percentile of its designated peer group for its annual cash incentive compensation or its long-term equity compensation. The Compensation Committee recognizes that these elements of compensation can vary significantly in value from year to year, making comparisons to peer group data less meaningful.

In January 2007, the Company engaged its compensation consultant, Mercer Human Resource Consulting ("Mercer"), to conduct a review of senior executive compensation, using the following peer group against which to compare executive pay: Baker Hughes, Inc.; BJ Services Co.; Cameron International Corporation; Halliburton Co.; Hanover Compressor Co.; Schlumberger Ltd.; Smith International, Inc.; and Weatherford International Ltd. The peer group consisted of companies in the oilfield services sector with varying ranges of market capitalization and revenues. The Company's revenue and market capitalization prior to the time of such review were each near the median revenue and median market capitalization, respectively, for the peer group. The peer group was used to benchmark executive compensation levels against companies that have executive positions with responsibilities similar in breadth and scope to those of the Company and have businesses that compete with the Company for executive talent. Benchmarking and aligning base salaries are critical to a competitive compensation program.

Mercer analyzed and compared each position's responsibilities and job title to develop competitive market data based on data from proxy statements as well as published salary surveys in the energy industry as well as the general industry. Mercer's proxy analysis focused on the top five executives. The executive compensation review covered the following elements of compensation: base salaries, annual bonuses, and equity compensation.

Mercer provided comprehensive data on elements of the Company's compensation program compared to the market 25th percentile, market 50th percentile and market 75th percentile of the designated peer group. For total direct compensation (total cash compensation plus long-term incentive compensation), Mercer compared the Company named executive officers' total direct compensation for 2006 with the market 25th percentile, market 50th percentile and market 75th percentile for comparable executive officers in the designated peer group. Based on the compiled data and the comparisons prepared by Mercer, the Compensation Committee, in consultation with Frederic W. Cook & Co., the Compensation Committee's independent compensation consultant ("Frederic Cook"), determined that the total direct compensation for the Company's named executive officers relative to the designated peer group was in the median range of the designated peer group, except for Mr. Miller, whose total direct compensation was significantly below the median range of the designated peer group. The deviation for Mr. Miller's total direct compensation was due in part to Mr. Miller declining to have his base salary adjusted in 2006, as well as the variable nature and value of long-term incentive compensation.

Components of Compensation

The following describes the elements of the Company's compensation program for 2007, why they were selected, and how the amounts of each element were determined.

Base Salary

Base salaries provide executives with a set level of monthly cash income. While the Compensation Committee is aware of competitive levels, actual salary levels are based on factors including individual performance and level and scope of responsibility. The Company does not give specific weights to these factors. The Compensation Committee determines median base salary levels by a comprehensive review of information provided in proxy statements filed by oilfield service companies with varying ranges of market capitalization and revenues. Generally, each executive is reviewed by the Compensation Committee individually on an annual basis. Salary adjustments are based on the individual's experience and background, the individual's performance during the prior year, the general movement of salaries in the marketplace, our financial position and, for each executive other than the chief executive officer, the recommendations of our chief executive officer. The Compensation Committee does not establish specific, individual goals for the Company's named executive officers, other than the chief executive officer (see "Compensation of the Chief Executive Officer" below for a discussion of the chief executive officer's goals). The Compensation Committee's analysis of the individual performance of any particular named executive officer, other than the chief executive officer, is subjective in nature and takes into account the recommendations of the chief executive officer. As a result of these factors, an executive's base salary may be above or below the targeted median at any point in time.

In January 2007, the Compensation Committee reviewed with Frederic Cook base salary adjustment recommendations made by the chief executive officer for the other named executive officers. The Compensation Committee concluded that the top five executives of the Company, other than the chief executive officer, had a base salary that was in the market median base salary range for his position. The Compensation Committee also considered in its review of base salary compensation for the top five executives the scope and size of the Company and the financial and operating performance of the Company during 2006.

Based on these factors, the Company's named executive officers did not receive any adjustments to their base salaries in 2007. The Compensation Committee noted that the base salary adjustments for the named executive officers in 2006, other than its chief executive officer who did not receive any base salary adjustment, put such executive's base salary pay at that time above the median base salary range near the market 65th percentile. Prior to such adjustments in 2006, the Compensation Committee noted that the top five executives of the Company, other than the chief executive officer who was excluded from the review, had a base salary that was below market median base salary for his position. The salary adjustments in 2006 were also made as a result of the successful integration of the Company with Varco International, Inc. and the successful financial and operating performance of the Company during 2005. The Compensation Committee determined that the named executive officers' base salary (other than the chief executive officer) was in the median base salary range in 2007, which is consistent with the Company's stated philosophy of maintaining executive compensation in the median range of other similarly situated oilfield service companies.

Annual Incentive Award

The objectives of the Company's annual cash incentive bonus plan are to incent performance to achieve the Company's corporate growth and profitability goals, encourage smart investments and prudent employment of capital, and provide competitive compensation packages to attract and retain management talent.

Substantially all exempt employees, including executive officers, participated in the Company's annual incentive plan in 2007, aligning a portion of each employee's cash compensation with Company performance against a predetermined operating profit target. As in prior years, the incentive plan provided for cash awards if objectives related to the Company's achievement of a certain specified operating profit target based on the Company's financial plan were met. The Company's annual financial plan, including the Company's target operating profit level, is established through a comprehensive budget and financial planning process, which includes a detailed analysis of the Company's market outlook and available strategic alternatives, and is approved by the Board each year.

The designated performance objective under the incentive plan is the Company's operating profit. There are three levels set under the incentive plan using this single performance metric – minimum, target and maximum. Based on the Company's annual financial plan, each level is assigned a specified operating profit net of the bonus expense. Entry level is the "minimum" level of operating profit for which the Company provides an annual incentive payout. If the Company's operating profit is less than the entry level threshold, then there is no payout in that fiscal year. If the Company achieves the entry level threshold, the "minimum" level payout of 10% of the target incentive amount is earned, which is a percentage of base salary. The target incentive amount (100%) is earned when the target operating profit is reached by the Company. For the "maximum" level payout of 200% of the target incentive amount to occur, the Company's operating profit must equal or exceed the maximum operating profit goal that was set for the incentive plan. Results falling between the stated thresholds of minimum, target and maximum will result in an interpolated, or sliding scale payout.

The Compensation Committee believes the use of operating profit as the designated performance objective under the incentive plan best aligns the interests of the Company's stockholders and the Company's executive officers. The "target" objective is set at the target operating profit level provided under the Company's annual financial plan approved by the Board. The "target" objective is set at a level that the Company believes is challenging to meet but achievable if the Company properly executes its operational plan and market conditions are as forecasted by the Company at the beginning of the year. The "minimum" and "maximum" level of operating profit under the incentive plan are set based off of the "target" objective, so that the "minimum" objective is approximately 80% of the "target" objective and the "maximum" objective is approximately 110% of the "target" objective. The Compensation Committee believes this objective, formulaic measure allows the "minimum" objective to be set at a level that the Company can achieve even if forecasted market conditions are not as favorable as anticipated and/or the Company's operational plan is not executed as efficiently as planned. The "minimum" objective serves to motivate the Company's executives to continue to work towards executing the Company's operational plan if market conditions, which are generally outside the control of the Company, are not as favorable as forecasted. The Compensation Committee believes this objective, formulaic measure allows the "maximum" objective to be set at a level that would be very challenging for the Company to achieve. The Compensation Committee believes that, for the "maximum" objective to be achieved, a combination of market conditions being more favorable than initially forecasted and the Company executing its operational plan in a highly efficient manner would need to occur.

All participants in the incentive plan have a minimum of 25% of their bonus awards tied to the Company's consolidated corporate operating profit, while senior executives, including business unit heads, have a minimum of 50% of their bonus awards tied to the Company's consolidated corporate operating profit, with the remainder of their bonus awards, if applicable, tied to their business unit performance. 100% of each named executive officer's annual bonus award is tied to the financial performance of the Company. Participant award opportunities will vary depending upon individual levels of participation in the incentive plan (participation level). The Company designed the incentive plan with the idea that a portion of each executive's cash compensation should be tied to the financial and operating performance of the Company.

Payouts are calculated by multiplying (A) the incremental increase in operating profit over a specified target ("performance result" multiplier amount can be anywhere from 10% (minimum) to 100% (target) to 200% (maximum)) by (B) the participant's base salary by (C) the participant's designated target percentage of base salary (participation level). For 2007, the chief executive officer's participation level was 100%, the chief financial officer's participation level was 80%, and the other executive officers' participation level was 75%. These participation level percentages are based on each executive's level of responsibility for the Company's financial performance.

The following examples calculate an annual incentive award payment for Mr. Miller assuming (1) the Company's 2007 operating profit was equal to the operating profit target set under the incentive plan and (2) the Company's 2007 operating profit exceeded the maximum operating profit target set under the incentive plan:

(1) 100% (performance result) x $800,000 (base salary) x 100% (participation level) = $800,000

(2) 200% (performance result) x $800,000 (base salary) x 100% (participation level) = $1,600,000

Additionally, certain key executives including all executive officers were subject to a 25% maximum adjustment to their bonus payouts. If a predetermined capital employed target was exceeded, the bonus payout would be reduced by up to 25%. If a predetermined capital employed target was not exceeded, the bonus payout would be increased by up to 25%; provided that in no event may the 200% maximum target incentive amount be exceeded. The Compensation Committee does not have the discretion to increase or decrease payouts under the Company's annual cash incentive bonus plan.

Based on the Company's strong financial results - the Company's actual operating profit for 2007 exceeded the maximum operating profit target set under the Company's annual incentive plan - bonus payments were made to the Company's named executive officers, other than its chief executive officer, at the "maximum" level payout of 200% of the target incentive, as follows: Mr. Williams - \$800,000; Mr. Reese - \$577,500; Mr. Smith - \$577,500; and Mr. Rettig - \$525,000. These bonus payouts reflected the strong financial performance the Company achieved in 2007.

The Company's annual incentive plan is designed to reward its executives in line with the financial performance of the Company on an annual basis. When the Company is achieving strong financial results, its executives will be rewarded well through its annual incentive plan. The Company believes this structure helps keep the executives properly motivated to continue helping the Company achieve these strong results. While the executives' financial benefit is reduced during times when the Company's performance is not as strong, other forms of the Company's compensation program, namely its long-term incentive compensation as well as base salary, help motivate its executives to remain with the Company to help it achieve strong financial and operational results, thereby benefiting the executive, the Company and its stockholders.

Long-Term Incentive Compensation

The primary purpose of the Company's long-term incentive compensation is to focus its executive officers on a longer-term perspective in their managerial responsibilities. This component of an executive officer's compensation directly links the officers' interests with those of the Company's other stockholders. In addition, long-term incentives encourage management to focus on the Company's long-term development and prosperity in addition to annual operating profits. This program helps balance long-term versus short-term business objectives, reinforcing that one should not be achieved at the expense of the other. The Company's Corporate Governance Guidelines encourage its directors and executive officers to own shares of the Company's stock and increase their ownership of those shares over time. However, the Company does not have any specific security ownership requirements or guidelines for its executives, but the Board has adopted stock ownership guidelines for the Company's directors (see "Stock Ownership Guidelines" below for further information).

The Company's long-term incentive compensation granted in 2007 to its named executive officers consisted of stock options and performance-based restricted stock awards.

The goal of the stock option program is to provide a compensation program that is competitive within the industry while directly linking a significant portion of the executive's compensation to the enhancement of stockholder value. The ultimate value of any stock option is based solely on the increase in value of the shares of the Company's common stock over the grant price. Accordingly, stock options have value only if the Company's stock price appreciates from the date of grant. Additionally, the option holder must remain employed during the period required for the option to "vest", thus providing an incentive for an option holder to remain employed by the Company. This at-risk component of compensation focuses executives on the creation of stockholder value over the long-term.

The goal of the performance-based restricted stock award program is to provide a compensation program that is also competitive within the industry while directly linking a significant portion of the executive's compensation to the financial performance of the Company relative to a designated peer group. The performance-based restricted stock awards received by the executives have value only if the Company's designated financial performance objective exceeds the median level financial performance objective for a designated peer group. Additionally, the holder must also remain employed during the period required for the award to "vest", thus providing an additional incentive for the award holder to remain employed by the Company. This at-risk component of compensation focuses executives on achieving strong financial performance for the Company over the long-term.

The Company grants stock options and performance-based restricted stock awards to the Company's key executives based on competitive grants within the industry and based on the level of long-term incentives appropriate for the competitive long-term compensation component of total compensation. Such executives are eligible to receive stock options and restricted stock awards annually with other key managers being eligible on a discretionary basis. Eligibility for an award does not ensure receipt of an award. Options are granted with an exercise price per share equal to the fair market value of the Company's common stock on the date of grant and generally vest in equal annual installments over a three-year period, and have a ten-year term subject to earlier termination. Option grants and restricted stock award grants must be reviewed and approved by the Compensation Committee.

In January 2007, Company management proposed to the Compensation Committee that the Company's long-term incentive compensation program be modified to provide for 50% stock options and 50% restricted stock awards, based on value. In the past, the Company's long-term incentive compensation program consisted solely of stock option grants. In a survey conducted by Mercer, the Company noted that a combination of stock options and restricted stock was the most prevalent mix of long-term incentive compensation provided by its oilfield service peers. Frederic Cook advised the Compensation Committee that there has been a shift towards greater use of restricted stock in the Company's industry as a vehicle for long-term equity compensation. The Compensation Committee approved changing the Company's long-term incentive compensation structure to provide for 50% stock options and 50% restricted stock awards.

The Compensation Committee determined that the vesting for the restricted stock award grants to employees other than members of senior management could be based solely on the passage of time, but that it was increasingly common practice for the vesting of restricted stock awards for members of management to be based on the achievement of a specified performance condition. The Compensation Committee believed that the performance condition used for vesting of the restricted stock awards should be a measure that would incentivize the Company's executives to achieve strong financial results for the Company relative to its peers. The Compensation Committee also believed that the measure should not be made on an absolute basis, but be based on a comparison to its peers so as to reward financial performance only if it exceeded that of the Company's peers.

After consultation with Company management and Frederic Cook, the Compensation Committee determined that the performance measure to be used for vesting of the restricted stock awards for executives would be the Company's operating profit growth over a period of time needing to exceed a designated peer group's median operating profit growth over the same period. The Compensation Committee believed that such a performance measure would serve to motivate the Company's executives to deliver results aligned with the interests of Company stockholders. To introduce the new long-term incentive compensation structure for executives, the Compensation Committee approved two separate grants of performance-based restricted stock awards for executives in 2007. After 2007, the Compensation Committee agreed that only one grant of performance-based restricted stock awards would be made annually to executives.

The Compensation Committee set the following peer group for comparison purposes in determining vesting of the performance-based restricted stock awards: Baker Hughes, Inc.; BJ Services Co.; Cameron International Corporation; FMC Technologies, Inc.; Grant Prideco Inc.; Hydril Co.; Smith International, Inc.; and Weatherford International Ltd.

The Company's long-term incentive compensation program is focused on employees who will have a greater impact on the direction and long-term results of the Company by virtue of their roles and responsibilities. The Company presented data, based on information available in public filings, to the Compensation Committee showing that the Company's past equity incentive programs on a pro forma basis have historically been in-line with its oilfield service peers. The Company noted that the 2007 equity incentive program award values would be consistent with the 2006 equity incentive program award values. The Company also noted the impact of FAS123R expensing that went into effect at the beginning of 2006.

Based on the foregoing, on March 1, 2007, the Compensation Committee approved the grant of stock options to the Company's named executive officers, other than its chief executive officer, as follows:

Name	Securities Underlying Options (#) (1)
Clay C. Williams	50,000
Mark A. Reese	30,000
Haynes B. Smith	30,000
Dwight W. Rettig	30,000

(1) Number of shares has been adjusted to reflect the two-for-one stock split in the form of a stock dividend to the Company's stockholders of record on September 7, 2007 with a distribution of shares on September 28, 2007.

The options were granted at a price equal to the closing trading price of the Company's common stock on the New York Stock Exchange on the date of approval of the grants by the Compensation Committee. Each of such options has a term of ten years and vests in three equal annual installments commencing on the first anniversary of the grant.

On March 26, 2007, the Compensation Committee approved the grant of performance vesting restricted stock awards to the Company's named executive officers, other than its chief executive officer, as follows:

Name	Shares of Restricted Stock (18 Months) (#) (1)	Shares of Restricted Stock (36 Months) (#) (1)
Clay C. Williams	12,500	25,000
Mark A. Reese	7,500	15,000
Haynes B. Smith	7,500	15,000
Dwight W. Rettig	7,500	15,000

(1) Number of shares has been adjusted to reflect the two-for-one stock split in the form of a stock dividend to the Company's stockholders of record on September 7, 2007 with a distribution of shares on September 28, 2007.

The restricted stock awards granted by the Company to its executive officers are as follows: (1) one set of grants vest 100% on the eighteen month anniversary of the date of grant ("18 Month Grant"), and (2) one set of grants vest 100% on the third anniversary of the date of grant ("36 Month Grant"), with the 18 Month Grant contingent on the Company's operating income growth, measured on a percentage basis, from January 1, 2007 to June 30, 2008 exceeding the median operating income growth for a designated peer group over the same period, and with the 36 Month Grant contingent on the Company's average operating income growth, measured on a percentage basis, from January 1, 2007 to December 31, 2009 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

The Company recognizes that its stock price fluctuates over time, and in certain cases quite significantly. As stock option grants have historically been granted on an annual basis during the first quarter of the calendar year, executives who have been employed with the Company for some time have received grants with varying exercise prices. This option grant process has helped incentivize its executives to continue employment with the Company during times when the Company's stock performance is not as positive, allowing its executives to receive option grants with lower exercise prices during those times. Additionally, the ten year term of the options also helps reward its executives who remain with the Company, as it provides the executives time, so long as they continue employment with the Company, to realize financial benefits from their option grants after vesting.

The addition of restricted stock award grants to its executives helps reduce the Company's long-term incentive compensation reliance on positive stock price movements. The restricted stock awards will have value to the executive even if the Company's stock price falls below the price on the date of grant, provided that the designated performance condition is achieved.

The Company believes that its equity incentive grants must be sufficient in size and duration to provide a long-term performance and retention incentive for executives and to increase their interest in the appreciation of the Company's stock and achievement of positive financial results relative to its peers. The Company believes that stock option and restricted stock award grants at a competitive level, with certain vesting requirements, are an effective way of promoting the long-term nature of its business.

Retirement, Health and Welfare Benefits

The Company offers retirement, health and welfare programs to all eligible employees. The Company's executive officers generally are eligible for the same benefit programs on the same basis as the rest of the Company's employees. The health and welfare programs cover medical, pharmacy, dental, vision, life, accidental death and dismemberment and disability insurance.

The Company offers retirement programs that are intended to supplement the employee's personal savings. The programs include the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan ("401k Plan") and National Oilwell Varco, Inc. Supplemental Savings Plan ("Supplemental Plan"). The Company's U.S. employees, including its executives, are generally eligible to participate in the 401k Plan. Employees of the Company whose base salary meets or exceeds a certain dollar threshold established by the Company's benefits plan administrative committee are eligible to participate in the Supplemental Plan ("Supplemental Employees"). Participation in the 401k Plan and Supplemental Plan are voluntary.

The Company established the 401k Plan to allow employees to save for retirement through a tax-advantaged combination of employee and Company contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The 401k Plan allows eligible employees to elect to contribute a portion of their eligible compensation into the 401k Plan. Wages and salaries from the Company are generally considered eligible compensation. Employee contributions are matched in cash by the Company at the rate of $1.00 per $1.00 employee contribution for the first 4% of the employee's salary. In addition, the Company makes cash contributions for all eligible employees between 2.5% and 5.5% of their salary depending on the employee's full years of service with the Company. Such contributions vest immediately. The 401k Plan offers 17 different investment options, for which the participant has sole discretion in determining how both the employer and employee contributions are invested. The 401k Plan does provide the Company's employees the option to invest directly in the Company's stock. The 401k Plan offers in-service withdrawals in the form of loans and hardship distributions.

The Company established the Supplemental Plan, a non-qualified plan, to

- allow Supplemental Employees to continue saving towards retirement when, due to compensation and contribution ceilings established under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), they can no longer contribute to the 401k Plan; and

- provide Company base and matching contributions that cannot be contributed to the 401k Plan due to compensation and contribution ceilings established under the Internal Revenue Code.

Compensation which may be deferred into the Supplemental Plan includes wages and salaries from the Company and bonus payments made under the Company's annual incentive plan. Supplemental Employees may elect to defer a percentage of their base pay and bonus payments received under the Company's incentive plan into the Supplemental Plan. Contributions in the Supplemental Plan vest immediately. The investment options offered in the Supplemental Plan are similar to the investment options offered in the 401k Plan.

Compensation of the Chief Executive Officer

The Compensation Committee determines the compensation of the chief executive officer based on leadership, meeting operational goals, executing the Company's business plan, and achieving certain financial results. Components of Mr. Miller's compensation for 2007 were consistent with those for executive officers as described above and included base salary, participation in the annual incentive plan and the grant of stock options and performance-based restricted stock awards.

In considering Mr. Miller's salary level, the Compensation Committee, generally on an annual basis, reviews the compensation level of chief executive officers of oilfield service companies with varying ranges of market capitalization and revenues and considers Mr. Miller's individual performance and success in achieving the Company's strategic objectives.

The Compensation Committee establishes goals and objectives for Mr. Miller for each fiscal year. Mr. Miller's performance was measured in four key areas of the Company: (1) financial performance, (2) formulation and implementation of Company strategy, (3) controls and compliance, and (4) management and employee development. The specific goals within these four areas were set based on a determination of prioritizing Mr. Miller's efforts on those specific areas and responsibilities that would have the greatest impact on the Company, and included the following:

- deliver the Company's annual operating plan;
- deliver quality equipment on a timely basis;
- optimize capacity and capital expenditures for near-term opportunities and long-term cyclicality;
- develop new technologies and products for customers;
- identify and execute on strategic growth opportunities;
- execute Sarbanes-Oxley 404 compliance;
- enhance board member education on the Company and its businesses;
- enhance senior management effectiveness through education and exposure to different opportunities; and
- develop different programs for employee development.

The Compensation Committee reviewed such goals and objectives against Mr. Miller's and the Company's performance, and determined that Mr. Miller had achieved each of his pre-established goals and objectives. The Compensation Committee took Mr. Miller's successful achievement of his goals into consideration when reviewing his compensation in 2007.

In 2007, based on this review, Mr. Miller received an option to purchase 100,000 shares of National Oilwell Varco common stock, with terms consistent with the options granted to the other executives described above, and two separate grants of performance-based restricted stock awards: 25,000 shares of restricted stock (18 month vesting) and 50,000 shares of restricted stock (36 month vesting), with terms consistent with the performance-based restricted stock awards granted to the other executives described above. Mr. Miller was also paid a bonus at the maximum 200% level of $1,600,000 under the annual incentive plan. The Compensation Committee offered to raise Mr. Miller's base salary to be more in line with the median range of base salaries for chief executive officers of the designated peer group. Mr. Miller declined to have his base salary adjusted.

U.S. Income Tax Limits on Deductibility

Section 162(m) of the Internal Revenue Code imposes a $1 million limitation on the deductibility of certain compensation paid to our chief executive officer and the next four highest paid executives. Excluded from the limitation is compensation that is "performance based." For compensation to be performance based, it must meet certain criteria, including being based on predetermined objective standards approved by stockholders. Although the Compensation Committee takes the requirements of Section 162(m) into account in designing executive compensation, there may be circumstances when it is appropriate to pay compensation to our five highest paid executives that does not qualify as "performance based compensation" and thus is not deductible by us for federal income tax purposes. Our stock option and performance-based restricted stock award grants are designed to be "performance based compensation." Future bonus payments to our executives under the Company's annual cash incentive bonus plan will also be excluded from this limitation if the Bonus Plan is approved by the Company's stockholders.

Option Grant Practices

Historically, the Company has granted stock options to its key employees, including executives, in the first quarter of the year. The Company does not have any program, plan or practice to time its option grants to its executives in coordination with the release of material non-public information, and has not timed its release of material non-public information for the purposes of affecting the value of executive compensation. The Company does not set the grant date of its stock option grants to new executives in coordination with the release of material non-public information.

The Compensation Committee has the responsibility of approving any Company stock option grants. The Compensation Committee does not delegate material aspects of long-term incentive plan administration to any other person. The Company's senior executives in coordination with the Compensation Committee set a time for the committee to meet during the first quarter of the year to review and approve stock option grants proposed by the senior executives. The specific timing of the meeting during the quarter is dependent on committee member schedules and availability and the Company finalizing its stock option grant proposal. If approved by the Compensation Committee, the grant date for the stock option grants is the date the committee meets and approves the grant, with the exercise price for the option grant being based on the Company's closing stock price on the date of grant.

Recent Developments

On February 19, 2008, the Compensation Committee approved the performance terms of the 2008 National Oilwell Varco Incentive Plan (the "2008 Incentive Plan"). Under the 2008 Incentive Plan, certain exempt employees of the Company, including its executive officers, are entitled to earn cash bonus compensation based upon the Company's achievement of a certain specified operating profit target based on the Company's financial plan. Each participant is assigned to one of thirteen target levels based on that participant's level of responsibility at the Company. Each target level is assigned a target percentage of base salary that will be used to determine a participant's bonus. The amount of a participant's bonus is calculated by multiplying (A) the incremental increase in operating profit over a specified target by (B) the participant's base salary by (C) the participant's designated target percentage of base salary. Assuming the Company achieves its target operating profit, participants in the first two target levels, the chief executive officer and chief financial officer, are eligible to receive a bonus payment of 100% and

80% of their base salary, respectively. Participants in the third target level, which includes certain other senior executive officers, are eligible to receive a bonus payment equal to 75% of their base salary if the Company achieves target operating profit. In addition, certain key executives are subject to a bonus increase or decrease if a specified "capital employed" target is under- or over-achieved. "Capital employed" is defined as the Company's (a) total assets, excluding cash, minus (b) total liabilities, excluding debt.

On February 19, 2008, the Compensation Committee also approved the grant of stock options to its executive officers pursuant to the National Oilwell Varco, Inc. Long-Term Incentive Plan, as follows:

Name	Securities Underlying Options (#)
Merrill A. Miller, Jr.	125,000
Clay C. Williams	40,000
Mark A. Reese	20,000
Dwight W. Rettig	20,000
Robert W. Blanchard	20,000

The exercise price of the stock options is $64.16 per share, which was the closing stock price of National Oilwell Varco, Inc. common stock on the date of grant. The stock options have terms of ten years from the date of grant and vest in three equal annual installments beginning on the first anniversary of the date of the grant.

On February 19, 2008, the Compensation Committee approved the grant of performance vesting restricted stock awards to its executive officers pursuant to the National Oilwell Varco, Inc. Long-Term Incentive Plan, as follows:

Name	Shares of Restricted Stock (36 Months) (#)
Merrill A. Miller, Jr.	65,000
Clay C. Williams	20,000
Mark A. Reese	10,000
Dwight W. Rettig	10,000
Robert W. Blanchard	10,000

The restricted stock awards granted by the Company to its executive officers vest 100% on the third anniversary of the date of grant, contingent on the Company's average operating income growth, measured on a percentage basis, from January 1, 2008 to December 31, 2010 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

On February 19, 2008, the Compensation Committee, in connection with its annual review of executive compensation and performance, after consulting with Frederic Cook, approved the following base salary increases for the Company's executive officers: Merrill A. Miller, Jr. –

from $800,000 to $950,000; Clay Williams – from $500,000 to $550,000; Mark Reese – from $385,000 to $490,000; and Dwight Rettig – from $350,000 to $450,000. Increases for the executive officers were approved, effective January 1, 2008, as a result of the Company's successful financial and operating performance in 2007 and to better align their salaries with comparable salaries offered by the Company's oilfield services sector peers.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Miller, Reese and Rettig

The Company entered into an employment agreement on January 1, 2002 with Mr. Miller. Under the employment agreement, Mr. Miller is provided a base salary, currently set at $950,000. The employment agreement also entitles him to receive an annual bonus and to participate in the Company's incentive, savings and retirement plans. The agreement has a term of three years and is automatically extended on an annual basis. The agreement provides for a base salary, participation in employee incentive plans, and employee benefits as generally provided to all employees.

In addition, the agreement contains certain termination provisions. If the employment relationship is terminated by the Company for any reason other than

- voluntary termination;
- termination for cause (as defined);
- death; or
- long-term disability;

or if the employment relationship is terminated by the employee for Good Reason, as defined below, Mr. Miller is entitled to receive three times the sum of his current base salary plus the highest annual bonus received by him over the preceding three-year period, three times the amount equal to the total of the employer matching contributions under the Company's 401(k) Plan and Supplemental Plan, and three years participation in the Company's welfare and medical benefit plans. Mr. Miller will have the right, during the 60-day period after such termination, to elect to surrender all or part of any stock options held by him at the time of termination, whether or not exercisable, for a cash payment equal to the spread between the exercise price of the option and the highest reported per share sales price during the 60-day period prior to the date of termination. Any option not so surrendered will remain exercisable until the earlier of one year after the date of termination or the stated expiration date of the specific option grant.

Under the agreement, termination by Mr. Miller for "Good Reason" means

- the assignment to him of any duties inconsistent with his current position or any action by the Company that results in a diminution in his position, authority, duties or responsibilities;
- a failure by the Company to comply with the terms of the agreement; or
- requiring Mr. Miller to relocate or to travel to a substantially greater extent than required at the date of the agreement.

In addition, compensation will be "grossed up" for any excise tax imposed under Section 4999 of the Internal Revenue Code as a result of any payment or benefit provided to Mr. Miller under the employment agreement. The agreement also contains restrictions on competitive activities and solicitation of our employees for three years following the date of termination.

We entered into employment agreements on January 1, 2002 with Messrs. Reese and Rettig that contain certain termination provisions. Under the employment agreements, Messrs. Reese and Rettig are provided base salary. The agreements have a one-year term and are automatically extended on an annual basis. The agreements also provide for participation in employee incentive plans, and employee benefits as generally provided to all employees. If the employment relationship is terminated by the Company for any reason other than

- voluntary termination;
- termination for cause (as defined);
- death; or
- long-term disability;

or if the employment relationship is terminated by the employee for Good Reason, the employee is entitled to receive the sum of his current base salary plus the highest annual bonus he would be entitled to earn under the current year incentive plan and an amount equal to the total of the employer matching contributions under the Company's 401(k) Plan and Supplemental Plan, and one year's participation in the Company's welfare and medical benefit plans. The agreements also contain restrictions on competitive activities and solicitation of our employees for one year following the date of termination.

Additionally, the Company's stock option agreements and restricted stock agreements provide for full vesting of unvested outstanding options and restricted stock, respectively, in the event of a change of control of the Company and a change in the holder's responsibilities following a change of control.

Williams and Smith

The Company assumed the Amended and Restated Executive Agreements entered into on December 19, 2003, by Varco with Messrs. Williams and Smith. The agreements have an initial term that continues in effect through December 31, 2006, and are automatically extended for one or more additional terms of three (3) years each. The agreements contain certain termination provisions, as further described below under "Varco Change in Control Severance Plan".

Varco Supplemental Executive Retirement Plan. Messrs. Williams and Smith were participants in the Amendment and Restatement of the Supplemental Executive Retirement Plan of Varco which was assumed by the Company as a result of the merger (the "Merger") with Varco International, Inc. (the "Amended SERP"). The Amended SERP provides for retirement, death and disability benefits, payable over ten years. The annual benefit amount is generally equal to 50% of the average of a participant's highest five calendar years of base salary, or if greater, in the case of a change of control that occurs prior to January 1, 2006 (which occurred as a result of the Merger), 50% of the average salary in effect since January 2001. This annual benefit is subject to a service reduction in the event the participant retires or his employment is terminated prior to reaching age 65 (excluded from this reduction are terminations following a change in control).

Messrs. Williams and Smith are currently fully vested in the benefits provided by the Amended SERP. Based on historical earnings and presuming normal retirement at age 65, Messrs. Williams and Smith would be entitled to an annual benefit of approximately $159,000 and $165,360, respectively.

Amendment and Restatement of the Varco Executive Retiree Medical Plan. Messrs. Williams and Smith were participants in the Amendment and Restatement of the Varco International, Inc. Executive Retiree Medical Plan which was assumed by the Company as a result of the Merger (the "Medical Plan"). Upon and following (i) certain retirements of a participant at or after age 55, or (ii) the death or disability of a participant, or (iii) terminations of a participant prior to age 55 (but benefits are not payable until age 55), the participant, his spouse and dependent children shall be provided the medical, dental, vision and prescription drug benefits that are then provided to the Company's executive officers. These Medical Plan benefits are, however, conditioned upon the Company's receipt of a monthly cash contribution in an amount not greater than that paid by the executive officers for similar benefits, and, in certain circumstances, the participant having achieved 10 years of service with the Company or any of its predecessor companies prior to retirement or termination of employment.

Messrs. Williams and Smith are currently fully vested in the benefits provided by the Medical Plan.

Varco Change in Control Severance Plan. Messrs. Williams and Smith (for purposes of this subsection, each an "executive") were participants in the Varco change in control severance plan, which was assumed by the Company as a result of the Merger.

The change in control severance plan provides benefits if the executive is terminated other than for cause or if the executive terminates his employment for good reason (each as defined below) within twenty four months of a qualifying change in control. Upon such qualifying termination following a change in control, the executive is entitled to severance compensation and benefits, including those set forth below:

- a lump sum payment equal to three times base salary;
- a lump sum cash payment equal to the participant's annual bonus at the higher of Expected Value (as defined) or actual results during the year of termination, which is pro-rated to the date of termination;
- a lump sum payment equal to three times bonus at expected value;
- full vesting of all accrued benefits under the Company's 401(k) Plan, SERP, Supplemental Plan and Medical Plan, as applicable;
- a lump sum payment equal to three years of expected Company contributions under the Company's 401(k) Plan and Supplemental Plan;
- full vesting of any restricted stock awards and payment of awards earned under any intermediate or long-term bonus plan;
- an extended option exercise period; and
- the gross-up of certain payments, subject to excise taxes under the Internal Revenue Code as "parachute payments," so that the participant receives the same amount he would have received had there been no applicable excise taxes.

Under the change in control severance plan, a participant is also entitled to receive, upon a qualifying termination, medical and dental benefits (based on the cost sharing arrangement in place on the date of termination) and automobile benefits, each throughout the three year payout period, and outplacement services valued at not more than 15% of base salary.

Under the terms of the amended and restated executive agreement, which contains the change of control severance plan, the term "cause" means:

- executive's conviction of a felony involving moral turpitude, dishonesty or a breach of trust towards the Company;
- executives commission of any act of theft, fraud, embezzlement or misappropriation against the Company that is materially injurious to the Company regardless of whether a criminal conviction is obtained;
- executive's willful and continued failure to devote substantially all of his business time to the Company's business affairs (excluding failures due to illness, incapacity, vacations, incidental civic activities and incidental personal time) which failure is not remedied within a reasonable time after a written demand by the Company specifically identifying executive's failure is delivered by the Company;
- executive's unauthorized disclosure of confidential information of the Company that is materially injurious to the Company; or
- executive's knowing or willful material violation of federal or state securities laws, as determined in good faith by the Company's board of directors.

Under the terms of the amended and restated executive agreement, which contains the change of control severance plan, the term "good reason" means:

- failure to re-elect or appoint the executive to any corporate office or directorship held at the time of the change of control or a material reduction in executive's authority, duties or responsibilities (including status, offices, titles and reporting requirements) or if executive is assigned duties or responsibilities inconsistent in any material respect from those of executive at the time of the relevant change of control all on the basis of which executive makes a good faith determination that the terms of his employment have been detrimentally and materially affected;
- a material reduction of executive's compensation, benefits or perquisites, including annual base salary, annual bonus, intermediate or long-term cash or equity incentive opportunities or plans from those in effect prior to the change of control;
- The Company fails to obtain a written agreement satisfactory to executive from any successor or assigns of the Company to assume and perform the amended and restated executive agreement; or
- The Company requires executive to be based at any office located more than fifty (50) miles from the Company's current offices without executive's consent.

Potential Payments Upon Termination or Change in Control

The Company has entered into certain agreements and maintains certain plans that will require the Company to provide compensation to the Named Executive Officers in the event of a termination of employment or change in control of the Company.

The Company's Compensation Committee believes the payment and benefit levels provided to its named executive officers under their employment agreements and/or change of control plans upon termination or change of control should correspond to the level of responsibility and risk assumed by the named executive officer. Thus, the payment and benefit levels for Mr. Miller, Mr. Reese and Mr. Rettig are based on their levels of responsibility and market considerations at the time the Company entered into the relevant agreements. The payment and benefit levels for Mr. Williams and Mr. Smith are based on similar considerations but certain differences in their benefits are due to the particular terms of their executive agreements, which were assumed by the Company in the Merger. The Compensation Committee recognizes that it is not likely that the Company's named executive officers would be retained by an acquiror in the event of a change of control. As a result, the Compensation Committee believes that a certain amount of cash compensation, from one year's cash compensation for certain executives to three years' cash compensation for the chief executive officer and chief financial officer, along with immediate vesting of all unvested equity compensation, is an appropriate and sufficient incentive for the named executive officers to remain employed with the Company, even if a change of control were imminent. It is believed that these benefit levels should provide the Company's named executive officers with reasonable financial security so that they could continue to make strategic decisions that impact the future of the Company.

The amount of compensation payable to each Named Executive Officer in each situation is listed in the tables below.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2007 for Merrill A. Miller, Jr., the Company's Chief Executive Officer.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (3 times base of $800,000)	$2,400,000
Highest Bonus (times 3)	$4,800,000
Continuing welfare and medical benefits	$50,000
Retirement Contribution and Matching	$111,000
Value of Unvested Stock Options	$11,071,168
Value of Unvested Restricted Stock	$10,798,620
Estimated Tax Gross Up	$9,742,622
Total:	$38,973,410

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2007 of $800,000 and 2007 bonus payment as highest bonus earned. Unvested stock options include 42,667 options from 2005 grant at $29.125/share, 133,334 options from 2006 grant at $33.29/share, and 100,000 options from 2007 grant at $35.225. Unvested restricted stock includes 72,000 shares from 2005 grant and 75,000 shares from 2007 grant. Value of unvested stock options and restricted stock based on a share price of $73.46, the Company's closing stock price on December 31, 2007.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2007. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2007 for Clay C. Williams, the Company's Chief Financial Officer.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (3 times)	$1,500,000

Executive Benefits and Payments Upon Termination (1)	Involuntary Not for Cause Termination (2)
Expected Value Bonus (times 3)	$600,000
Continuing welfare and medical benefits	$50,000
Retirement Contribution and Matching	$112,069
Value of Unvested Stock Options	$5,560,766
Value of Unvested Restricted Stock	$2,754,750
Car Allowance and Fuel Card	$39,198
Outplacement Services (3)	$75,000
Estimated Tax Gross Up	$3,538,574
Total:	$14,230,357

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2007 of $500,000. Unvested stock options include 17,562 options from 2005 grant at $18.17/share, 66,667 options from 2006 grant at $33.29/share, and 50,000 options from 2007 grant at $35.225/share. Unvested restricted stock includes 37,500 shares from 2007 grant. Value of unvested stock options and restricted stock based on a share price of $73.46, the Company's closing stock price on December 31, 2007.
(2) Assumes the employment relationship is terminated by the Company for other than cause or if the executive terminates his employment for good reason, as of December 31, 2007, as further described under the caption "Williams and Smith" above.
(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2007 for Mark A. Reese, the Company's Group President – Rig Technology.

Executive Benefits and Payments Upon Termination (1)	Involuntary Not for Cause Termination (2)
Base Salary	$385,000
Highest Bonus	$577,500
Continuing welfare and medical benefits	$16,666
Retirement Contribution and Matching	$28,250
Value of Unvested Stock Options	$3,847,050
Value of Unvested Restricted Stock	$1,652,850
Total:	$6,507,316

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2007 of $385,000 and 2007 bonus payment as highest bonus earned. Unvested stock options include 20,000 options from 2005 grant at $18.80/share, 40,000 options from 2006 grant at $33.29/share, and 30,000 options from 2007 grant at $35.225/share. Unvested restricted stock includes 22,500 shares from 2007 grant. Value of unvested stock options and restricted stock based on a share price of $73.46, the Company's closing stock price on December 31, 2007.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2007. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2007 for Haynes B. Smith, the Company's Group President – Services.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (3 times)	$1,155,000
Expected Value Bonus (times 3)	$577,500
Continuing welfare and medical benefits	$50,000
Retirement Contribution and Matching	$109,725
Value of Unvested Stock Options	$3,863,520
Value of Unvested Restricted Stock	$1,652,850
Car Allowance and Fuel Card	$39,198
Outplacement Services (3)	$57,750
Estimated Tax Gross Up	$2,482,350
Total:	$9,987,893

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2007 of $385,000. Unvested stock options include 20,070 options from 2005 grant at $18.17/share, 40,000 options from 2006 grant at $33.29/share, and 30,000 options from 2007 grant at $35.225/share. Unvested restricted stock includes 22,500 shares from 2007 grant. Value of unvested stock options based on a share price of $73.46, the Company's closing stock price on December 31, 2007.
(2) Assumes the employment relationship is terminated by the Company for other than cause or if the executive terminates his employment for good reason, as of December 31, 2007, as further described under the caption "Williams and Smith" above.
(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2007 for Dwight W. Rettig, the Company's Vice President, General Counsel and Secretary.

Executive Benefits and Payments Upon Termination (1)	Involuntary Not for Cause Termination (2)
Base Salary	$350,000
Highest Bonus	$525,000
Continuing welfare and medical benefits	$16,666
Retirement Contribution and Matching	$23,000
Value of Unvested Stock Options	$3,847,050
Value of Unvested Restricted Stock	$1,652,850
Total:	$6,414,566

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2007 of $350,000 and 2007 bonus payment as highest bonus earned. Unvested stock options include 20,000 options from 2005 grant at $18.80/share, 40,000 options from 2006 grant at $33.29/share, and 30,000 options from 2007 grant at $35.225/share. Unvested restricted stock includes 22,500 shares from 2007 grant. Value of unvested stock options and restricted stock based on a share price of $73.46, the Company's closing stock price on December 31, 2007.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2007. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

EXECUTIVE COMPENSATION

The following table sets forth for the year ended December 31, 2007 the compensation paid by the Company to its Chief Executive Officer and Chief Financial Officer and three other most highly compensated executive officers (the "Named Executive Officers") serving in such capacity at December 31, 2007.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards ($)(2) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)(3) (i)	Total ($) (j)
Merrill A. Miller, Jr. *President and CEO*	2007	$800,000	-	$1,693,921	$1,556,722	$1,600,000	-	$37,000	$5,687,643
	2006	$800,000	-	-	$2,495,264	$1,600,000	-	$36,800	$4,932,064
Clay C. Williams *Sr. Vice President and CFO*	2007	$500,000	-	$497,779	$681,819	$800,000	-	$37,357	$2,516,955
	2006	$474,800	-	-	$454,894	$800,000	-	$35,057	$1,764,751
Mark A. Reese *Group President Rig Technology*	2007	$385,000	-	$269,351	$503,554	$577,500	-	$28,250	$1,763,655
	2006	$373,231	-	-	$499,260	$577,500	-	$27,667	$1,477,658
Haynes B. Smith *Group President Services*	2007	$385,000	-	$269,351	$473,632	$577,500	-	$36,575	$1,742,058
	2006	$377,484	-	-	$337,438	$577,500	-	$35,594	$1,328,016

Dwight W. Rettig *VP, General Counsel & Secretary*	2007 2006	$350,000 $336,154	- -	$269,351 -	$503,554 $499,260	$525,000 $525,000	- -	$23,000 $22,246	$1,670,905 $1,382,660

(1) Assumptions made in calculating the value of the restricted stock awards are further discussed in Item 15. Exhibits and Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of the Company's Form 10-K for the fiscal year ended December 31, 2007.
(2) Assumptions made in calculating the value of option awards are further discussed in Item 15. Exhibits and Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of the Company's Form 10-K for the fiscal year ended December 31, 2007.
(3) The amounts include:
(a) The Company's cash contributions for 2007 under the National Oilwell Varco 401(k) and Retirement Savings Plan, a defined contribution plan, on behalf of Mr. Miller - $16,875; Mr. Williams - $15,145; Mr. Reese - $20,250; Mr. Smith - $20,475; and Mr. Rettig - $18,000.
(b) The Company's cash contributions for 2007 under the National Oilwell Varco Supplemental Savings Plan, a defined contribution plan, on behalf of Mr. Miller - $20,125; Mr. Williams - $22,212; Mr. Reese - $8,000; Mr. Smith - $16,100; and Mr. Rettig - $5,000.

Grants of Plan Based Awards

The following table provides information concerning stock options and restricted stock awards granted to Named Executive Officers during the fiscal year ended December 31, 2007. The Company has granted no stock appreciation rights.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (3)
		Thresh-old ($)(1)	Target ($)(1)	Maximum ($)(1)	Thresh-old (#)(2)	Target (#)(2)	Maximum (#)(2)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Merrill A. Miller, Jr.	2007	$80,000	$800,000	$1,600,000	75,000	75,000	75,000		100,000	$35.225	$4,126,670
Clay C. Williams	2007	$40,000	$400,000	$800,000	37,500	37,500	37,500		50,000	$35.225	$2,063,335

Mark A. Reese	2007	$28,875	$288,750	$577,500	22,500	22,500	22,500		30,000	$35.225	$1,238,001
Haynes B. Smith	2007	$28,875	$288,750	$577,500	22,500	22,500	22,500		30,000	$35.225	$1,238,001
Dwight W. Rettig	2007	$26,250	$262,500	$525,000	22,500	22,500	22,500		30,000	$35.225	$1,238,001

(1) Represents possible payouts under our annual incentive compensation plan.

(2) On March 26, 2007, each of the Named Executive Officers was granted shares of performance-based restricted stock awards, which are reflected in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column in the table above. One set of grants vest 100% on the eighteen month anniversary of the date of grant ("18 Month Grant"), and one set of grants vest 100% on the third anniversary of the date of grant ("36 Month Grant"), with the 18 Month Grant contingent on the Company's operating income growth, measured on a percentage basis, from January 1, 2007 to June 30, 2008 exceeding the median operating income growth for a designated peer group over the same period, and with the 36 Month Grant contingent on the Company's average operating income growth, measured on a percentage basis, from January 1, 2007 to December 31, 2009 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

(3)Assumptions made in calculating the value of option and restricted stock awards are further discussed in Item 15. Exhibits and Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of the Company's Form 10-K for the fiscal year ended December 31, 2007. The grant date fair value of the restricted stock awards are as follows: Mr. Miller - $2,928,000; Mr. Williams - $1,464,000; Mr. Reese - $878,400; Mr. Smith - $878,400; and Mr. Rettig - $878,400. The grant date fair value of the option awards are as follows: Mr. Miller - $1,198,670; Mr. Williams - $599,335; Mr. Reese - $359,601; Mr. Smith - $359,601; and Mr. Rettig - $359,601.

Exercises and Holdings of Previously-Awarded Equity Disclosure

The following table provides information regarding outstanding awards that have been granted to Named Executive Officers where the ultimate outcomes of such awards have not been realized, as of December 31, 2007.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price (S) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested (S) (1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (2) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (S) (1) (j)
Merrill A. Miller, Jr.		100,000 (3)		$35.225	3/2/17	72,000(4)	$5,289,120		
		133,334 (5)		$33.29	2/22/16				
		42,667 (6)		$29.125	10/13/15				
								75,000	$5,509,500
Clay C. Williams		50,000 (3)		$35.225	3/2/17				
	33,333	66,667 (5)		$33.29	2/22/16				
	57,370			$13.085	1/28/14				
	35,124	17,562 (7)		$18.17	1/26/15				
								37,500	$2,754,750
Mark A. Reese		30,000 (3)		$35.225	3/2/17				
		40,000 (5)		$33.29	2/22/16				
		20,000 (8)		$18.80	2/8/15				
								22,500	$1,652,850
Haynes B. Smith		30,000 (3)		$35.225	3/2/17				
		40,000 (5)		$33.29	2/22/16				
		20,070 (7)		$18.17	1/26/15				
								22,500	$1,652,850
Dwight W. Rettig		30,000 (3)		$35.225	3/2/17				
	20,000	40,000 (5)		$33.29	2/22/16				
		20,000 (8)		$18.80	2/8/15				

				.				22,500	$1,652,850

(1) Calculations based upon the closing price ($73.46) of the Company's common stock on December 31, 2007, the last trading day of the year.

(2) On March 26, 2007, each of the Named Executive Officers was granted shares of performance-based restricted stock awards, which are reflected in this column in the table above. One set of grants vest 100% on the eighteen month anniversary of the date of grant ("18 Month Grant"), and one set of grants vest 100% on the third anniversary of the date of grant ("36 Month Grant"), with the 18 Month Grant contingent on the Company's operating income growth, measured on a percentage basis, from January 1, 2007 to June 30, 2008 exceeding the median operating income growth for a designated peer group over the same period, and with the 36 Month Grant contingent on the Company's average operating income growth, measured on a percentage basis, from January 1, 2007 to December 31, 2009 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

(3) 2007 Stock Option Grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 3/1/08, 3/1/09 and 3/1/10.

(4) The restricted stock award shall vest commencing on October 12, 2008, the third anniversary of the date of grant.

(5) 2006 Stock Option grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 2/21/07, 2/21/08 and 2/21/09.

(6) 2005 Stock Option grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 10/12/06, 10/12/07 and 10/12/08.

(7) 2005 Stock Option Grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 1/26/06, 1/26/07 and 1/26/08.

(8) 2005 Stock Option Grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 2/7/06, 2/7/07 and 2/7/08.

The following table provides information on the amounts received by the Named Executive Officers during 2007 upon exercise of stock options.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Merrill A. Miller, Jr.	218,667	$8,679,976		
Clay C. Williams	0	$0		
Mark A. Reese	60,000	$1,085,836		
Haynes B. Smith	40,070	$1,264,397		
Dwight W. Rettig	100,000	$2,056,232		

Post-Employment Compensation

The following table provides information on nonqualified deferred compensation provided under the Supplemental Plan to the Named Executive Officers during the fiscal year ended December 31, 2007. For a more detailed discussion, see the section titled "Compensation Discussion and Analysis – Retirement, Health and Welfare Benefits".

Nonqualifed Deferred Compensation

Name (a)	Executive Contributions in Last FY ($)(1) (b)	Registrant Contributions in Last FY ($)(2) (c)	Aggregate Earnings in Last FY ($)(3) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Merrill A. Miller, Jr.	$0	$20,125	$5,335	-	$82,387
Clay C. Williams	$135,000	$22,212	$26,590	-	$594,178
Mark A. Reese	$0	$8,000	$910	-	$16,953
Haynes B. Smith	$15,400	$16,100	$83,185	-	$930,989
Dwight W. Rettig	$0	$5,000	$241	-	$4,912

(1) Executive contributions were from the executive's salary and are included in the Summary Compensation Table under the "Salary" column.

(2) Registrant contributions are included in the Summary Compensation Table under the "All Other Compensation" column.

(3) Aggregate earnings reflect the returns of the investment funds selected by the executives and are not included in the Summary Compensation Table.

Certain Relationships and Related Transactions

We transact business with companies with which certain of our Directors are affiliated. All transactions with these companies are on terms competitive with other third party vendors, and none of these is material either to us or any of these companies.

A "conflict of interest" occurs when a director or executive officer's private interest interferes in any way, or appears to interfere, with the interests of the Company. Conflicts of interest can arise when a director or executive officer, or a member of his or her immediate family, have a direct or indirect material interest in a transaction with us. Conflicts of interest also arise when a director or executive officer, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a director or executive officer of the Company. The Company's Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officers provides that directors and executive officers must avoid conflicts of interests with the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Chair of the Company's Audit Committee for his review and approval or ratification. This code also provides that the Company shall not make any personal loans or extensions of credit to nor become contingently liable for any indebtedness of directors or executive officers or a member of his or her family.

In February 2008, the Company and Mr. Beauchamp learned that Mr. Beauchamp's brother-in-law serves as Chief Executive Officer of a vendor of the Company. During 2007, this vendor received approximately $3 million in payments from the Company. Due to this relationship, Mr. Beauchamp could not be considered an independent director under applicable NYSE listing standards. As a result, Mr. Beauchamp resigned from the Compensation Committee effective February 14, 2008, and was replaced by Roger L. Jarvis.

Compensation Committee Report

The responsibilities of the Compensation Committee, which are set forth in the Compensation Committee Charter adopted by the Board of Directors, include approving and evaluating all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company.

We have reviewed and discussed with senior management the Compensation Discussion & Analysis section included in this proxy statement. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion & Analysis be included in the Company's 2008 Proxy Statement.

Members of the Compensation Committee
Jeffery A. Smisek, Committee Chairman
Ben A. Guill
Roger L. Jarvis

DIRECTOR COMPENSATION

Directors who are employees of the Company do not receive compensation for serving on the Board of Directors. The following table sets forth the compensation paid by the Company to its non-employee members of the Board of Directors for the year ended December 31, 2007.

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)(1)	Option Awards ($) (d)(2)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g) (3)	Total ($) (h)
Greg L. Armstrong	$73,500	$17,648	$128,564	-	-	$10,935	$230,647
Robert E. Beauchamp	$85,500	$17,648	$128,564	-	-	-	$231,712
Ben A. Guill	$84,500	$17,648	$128,564	-	-	$12,329	$243,041
David D. Harrison	$84,750	$17,648	$128,564	-	-	$424	$231,386
Roger L. Jarvis	$69,500	$17,648	$128,564	-	-	$12,649	$228,361
Eric L. Mattson	$73,500	$17,648	$128,564	-	-	$12,038	$231,750
Jeffery A. Smisek	$84,250	$17,648	$128,564	-	-	-	$230,462

(1) Assumptions made in calculating the value of the restricted stock awards are further discussed in Item 15. Exhibits and Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of the Company's Form 10-K for the fiscal year ended December 31, 2007. The grant date fair value of the restricted stock awards granted to the directors in 2007 are as follows: Mr. Armstrong - $92,546; Mr. Beauchamp - $92,546; Mr. Guill - $92,546; Mr. Harrison - $92,546; Mr. Jarvis - $92,546; Mr. Mattson - $92,546; and Mr. Smisek - $92,546. The aggregate number of outstanding shares of restricted stock awards as of December 31, 2007 for each director are as follows: Mr. Armstrong – 1,886; Mr. Beauchamp – 1,886; Mr. Guill – 1,886; Mr. Harrison – 1,886; Mr. Jarvis – 1,886; Mr. Mattson – 1,886; and Mr. Smisek – 1,886.

(2) Assumptions made in calculating the value of the option awards are further discussed in Item 15. Exhibits and Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of the Company's Form 10-K for the fiscal year ended December 31, 2007. The grant date fair value of the option awards granted to the directors in 2007 are as follows: Mr. Armstrong - $127,809; Mr. Beauchamp - $127,809; Mr. Guill - $127,809; Mr. Harrison - $127,809; Mr. Jarvis - $127,809; Mr. Mattson - $127,809; and Mr. Smisek - $127,809. The aggregate number of outstanding stock options as of December 31, 2007 for

each director are as follows: Mr. Armstrong – 39,000; Mr. Beauchamp – 34,000; Mr. Guill – 39,000; Mr. Harrison – 54,000; Mr. Jarvis – 79,000; Mr. Mattson – 72,450; and Mr. Smisek – 30,342.

(3) Expenses for non-business related activities associated with the Company's board meeting in Beijing, China, comprised mainly of air travel and sightseeing expenses for spouses of directors, paid by the Company on behalf of Mr. Armstrong - $10,935; Mr. Guill - $12,329; Mr. Harrison - $424; Mr. Jarvis - $12,649; and Mr. Mattson - $12,038.

Board Compensation

Members of the Company's Board of Directors who are not full-time employees of the Company receive the following cash compensation:

- For service on the Board of Directors – an annual retainer of $55,000, paid quarterly;
- For service as chairman of the audit committee of the Board of Directors – an annual retainer of $20,000, paid quarterly;
- For service as chairman of each of the compensation committee and the nominating/corporate governance committee of the Board of Directors – an annual retainer of $10,000, paid quarterly;
- For service as a member of the audit committee of the Board of Directors – an annual retainer of $7,500, paid quarterly;
- For service as a member of each of the compensation committee and the nominating/corporate governance committee of the Board of Directors – an annual retainer of $5,000, paid quarterly; and
- $1,500 for each Board meeting and each committee meeting attended.

Directors of the Board who are also employees of the Company do not receive any compensation for their service as directors.

Members of the Board are also eligible to receive stock options and awards, including restricted stock, performance awards, phantom shares, stock payments, or SARs under the National Oilwell Varco Long-Term Incentive Plan.

The Board approved the grant of 8,000 options and 1,886 shares of restricted stock awards on June 5, 2007 to each non-employee director under the National Oilwell Varco Long-Term Incentive Plan. The exercise price of the options is $49.07 per share, which was the fair market value of one share of the Company's common stock on the date of grant. The options have a term of ten years from the date of grant and vest in three equal annual installments beginning on the first anniversary of the date of the grant. The restricted stock award shares vest in three equal annual installments beginning on the first anniversary of the date of the grant.

Stock Ownership Guidelines

The Board has adopted a policy whereby each member of the Board should have beneficial ownership of a minimum of 5,000 shares of the Company's common stock. Beneficial ownership is defined as set forth in the rules of the Securities and Exchange Commission, and thus would include any shares as to which the director has the right to acquire within 60 days of a relevant measuring date.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The rules of the SEC require that the Company disclose late filings of reports of stock ownership (and changes in stock ownership) by its directors, executive officers, and beneficial owners of more than ten percent of the Company's stock. The Company has undertaken responsibility for preparing and filing the stock ownership forms required under Section 16(a) of the Securities and Exchange Act of 1934, as amended, on behalf of its officers and directors. Based upon a review of forms filed and information provided by the Company's officers and directors, we believe that all Section 16(a) reporting requirements were met during 2007.

STOCKHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING

If you wish to submit proposals to be included in our 2009 Proxy Statement, we must receive them on or before December 5, 2008. Please address your proposals to: **Dwight W. Rettig, Vice President, General Counsel and Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036.**

If you wish to submit proposals at the meeting that are not eligible for inclusion in the Proxy Statement, you must give written notice no later than February 18, 2009 to: **Dwight W. Rettig, Vice President, General Counsel and Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036**. If you do not comply with this notice provision, the proxy holders will be allowed to use their discretionary voting authority on the proposal when it is raised at the meeting. In addition, proposals must also comply with National Oilwell Varco's bylaws and the rules and regulations of the SEC.

ANNUAL REPORT AND OTHER MATTERS

At the date this Proxy Statement went to press, we did not know of any other matters to be acted upon at the meeting other than the election of directors, ratification of the appointment of independent auditors, and approval of the annual cash incentive plan for executive officers as discussed in this Proxy Statement. If any other matter is presented, proxy holders will vote on the matter in accordance with their best judgment.

National Oilwell Varco's 2007 Annual Report on Form 10-K filed on February 29, 2008 is included in this mailing, but is not considered part of the proxy solicitation materials.

By order of the Board of Directors,

/s/ Dwight W. Rettig

Dwight W. Rettig
Vice President, General Counsel and
Secretary

Houston, Texas
April 4, 2008

NATIONAL OILWELL VARCO, INC.
ANNUAL INCENTIVE PLAN

Purpose

The National Oilwell Varco, Inc. Annual Incentive Plan (the "Plan") is intended to promote the interests of National Oilwell Varco, Inc., a Delaware Corporation, (the "Company") and its shareholders by providing designated Executives with incentive compensation that is correlated with the achievement of specified performance goals. The Plan is intended to provide annual incentive compensation, primarily to Executives who are considered to be "covered employees" within the meaning of Section 162(m)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), that is considered "performance-based compensation" under Code Section 162(m) and thus not subject to the annual compensation deduction limit under Section 162(m).

ARTICLE I
DEFINITIONS

For purposes of the Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:

1.1 "Base Salary" means the regular, annual, base salary payable by the Employer for a Performance Period to a Participant for services rendered, but excluding Incentive Compensation payable under the Plan, income derived from stock options, restricted stock awards, fringe benefits, and any bonuses, incentive compensation, special awards or other extraordinary remuneration. The Committee shall stipulate a Participant's Base Salary for purposes of computing Incentive Compensation awarded under the Plan to the Participant.

1.2 "Beneficiary" means the beneficiary or beneficiaries designated to receive any amounts payable under the Plan pursuant to Section 6.2 upon the Participant's death.

1.3 "Board" means the Board of Directors of the Company.

1.4 "Cause" when used in connection with the termination of a Participant's employment, shall mean (i) the Participant's gross negligence or willful misconduct in the performance of Participant's duties with respect to the Company or a Subsidiary or (ii) Participant's final conviction of a misdemeanor involving moral turpitude or a felony.

1.5 "Change of Control" means (i) the Company completes the sale of assets having a gross sales price which exceeds 50% of the consolidated total capitalization of the Company (consolidated total stockholders' equity plus consolidated total long-term debt as determined in accordance with generally accepted accounting principles) as at the end of the last full fiscal quarter prior to the date such determination is made; or (ii) any corporation, person or group within the meaning of Section 13(d)(3) and 14(d)(2) of the Exchange Act, becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of voting securities of the Company representing more than 30% of the total votes eligible to be cast at any election of directors of the Company.

Notwithstanding the foregoing provisions of this Section 1.5, to the extent that any payment or acceleration hereunder is subject to Code Section 409A as deferred compensation, the term Change of Control shall mean an event described in the foregoing definition of Change of Control that also constitutes a change in control event as defined in Treasury regulation section 1.409A-3(i)(5).

1.6 "Code" means the Internal Revenue Code of 1986, as amended. References herein to any Section of the Code shall also refer to any successor provision thereof, and the regulations and other authority issued thereunder by the appropriate governmental authority.

1.7 "Committee" means the Compensation Committee of the Board. The Committee shall be comprised solely of two (2) or more non-employee members of the Board who qualify to administer the Plan as "disinterested directors" under Rule 16b-3 of the Exchange Act, and as "outside directors" under Code Section 162(m).

1.8 "Company" means National Oilwell Varco, Inc., a Delaware corporation, or its successor in interest.

1.9 "Employer" means the Company and any Subsidiary.

1.10 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

1.11 "Executive" means an officer of the Company or a Subsidiary.

1.12 "Incentive Compensation" means the compensation approved by the Committee to be awarded to a Participant for any Performance Period under the Plan.

1.13 "Involuntary Termination" means a Participant's termination from employment with the Employer on or within twelve months following a Change of Control that is either (i) initiated by the Employer for reasons other than Cause, or (ii) initiated by the Participant after (a) a reduction by the Employer of the Participant's authority, duties or responsibilities as in effect immediately prior to the Change of Control (excluding for this purpose (x) an insubstantial reduction of such authorities, duties or responsibilities or an insubstantial reduction of the Participant's offices, titles and reporting requirements, or (y) an isolated, insubstantial and inadvertent action not taken in bad faith and that is remedied by the Employer promptly after receipt of notice thereof given by Participant), (b) a reduction of Participant's Base Salary or total compensation as in effect immediately prior to the Change of Control (total compensation means for this purpose: Base Salary, participation in this Plan, and participation in a long-term incentive plan), or (c) the Participant's transfer, without the Participant's express written consent, to a location which is outside the general metropolitan area in which the Participant's principal place of business immediately prior to the Change of Control may be located or the Employer's requiring the Participant to travel on Employer business to a substantially greater extent than required immediately prior to the Change of Control.

1.14 "Participant" means an Executive who is selected by the Committee to participate in the Plan pursuant to Article III for any Performance Period.

1.15 "Performance Criteria" means the business criteria that are specified by the Committee pursuant to Article VII.

1.16 "Performance Goal" means (a) the selected Performance Criteria and (b) the objective goals established relative to such Performance Criteria, as determined by the Committee for any Performance Period.

1.17 "Performance Period" means the Company's fiscal year or such other period selected by the Committee for the award of Incentive Compensation.

1.18 "Plan" means the National Oilwell Varco, Inc. Annual Incentive Plan, as it may be amended from time to time.

1.19 "Subsidiary" means any corporation (whether now or hereafter existing) which constitutes a "subsidiary" of the Company, as defined in Code Section 424(f), and any limited liability company, partnership, joint venture, or other entity in which the Company controls more than fifty percent (50%) of its voting power or equity interests.

ARTICLE II
ADMINISTRATION

Subject to the terms and conditions of this Article II, the Plan shall be administered by the Committee. The Committee shall have the power, in its discretion, to take such actions as may be necessary to carry out the provisions of the Plan and the authority to control and manage the operation and administration of the Plan. In order to effectuate the purposes of the Plan, the Committee shall have the discretionary power and authority to construe and interpret the Plan, to supply any omissions therein, to reconcile and correct any errors or inconsistencies, to decide any questions in the administration and application of the Plan, and to make equitable adjustments for any mistakes or errors made in the administration of the Plan. All such actions or determinations made by the Committee, and the application of rules and regulations to a particular case or issue by the Committee, in good faith, shall not be subject to review by anyone, but shall be final, binding and conclusive on all persons ever interested hereunder.

In construing the Plan and in exercising its power under provisions requiring the Committee's approval, the Committee shall attempt to ascertain the purpose of the provisions in question, and when the purpose is known or reasonably ascertainable, the purpose shall be given effect to the extent feasible as determined by the Committee. Likewise, the Committee is authorized to determine all questions with respect to the individual rights of all Participants under the Plan, including, but not limited to, all issues with respect to eligibility. The Committee shall have all powers necessary or appropriate to accomplish its duties under the Plan including, but not limited to, the power to:

(a) designate the Executives who are eligible to participate in the Plan as Participants;

(b) maintain records of all Plan transactions and other data in the manner necessary for proper administration of the Plan;

(c) adopt rules of procedure and regulations necessary for the proper and efficient administration of the Plan, provided the rules and regulations are not inconsistent with the terms of the Plan as set out herein;

(d) enforce the terms of the Plan and the rules and regulations it adopts;

(e) review claims and render decisions on claims for benefits under the Plan;

(f) furnish the Company or the Participants, upon request, with information that the Company or the Participants may require for tax or other purposes;

(g) employ agents, attorneys, accountants or other persons (who also may be employed by or represent the Company) for such purposes as the Committee deems necessary or desirable in connection with its duties hereunder; and

(h) perform any other acts necessary or appropriate for the proper management and administration of the Plan.

The Committee may delegate to one or more members of the Committee any of its administrative duties under the Plan pursuant to such conditions or limitations as the Committee may establish from time to time by directive or practice; provided, however, the Committee cannot delegate to such member(s) the power or authority to (i) award Incentive Compensation under the Plan or (ii) to take any action which would contravene the requirements of Code Section 162(m) or the Sarbanes-Oxley Act of 2002.

ARTICLE III
ELIGIBILITY

For each Performance Period, the Committee shall select the particular Executives to whom Incentive Compensation may be awarded under the Plan for such Performance Period. Executives who participate in the Plan may also participate in other incentive or benefit plans maintained by an Employer.

ARTICLE IV
ESTABLISHMENT OF INCENTIVE COMPENSATION TARGETS

4.1 Incentive Compensation Award Target. For each award of Incentive Compensation for a Performance Period, the Committee will establish the level or levels of targeted Incentive Compensation for each Participant within the first ninety (90) days of the Performance Period (or within such shorter deadline as may apply under Code Section 162(m) if the Performance Period is less than 12 months). The Incentive Compensation targets for each Participant that are established by the Committee will be expressed as a percentage of such Participant's Base Salary; provided, however, in no event will a Participant's Incentive Compensation exceed five million dollars ($5,000,000) for any single Performance Period.

4.2 Increase in Incentive Compensation. Under no circumstances may the amount of any Incentive Compensation awarded to any Participant for a specified Performance Period be increased by the Committee without requisite shareholder approval to the extent required by Code Section 162(m).

ARTICLE V
DETERMINATION OF GOALS FOR INCENTIVE COMPENSATION

5.1 Establishment of Performance Goals. For each Performance Period for which the Committee determines to establish potential Incentive Compensation awards for one or more Participants, the Committee, within the first ninety (90) days of such Performance Period (or within such shorter deadline as may apply under Code Section 162(m) if the Performance Period is less than 12 months), will set forth in writing all of the terms and conditions of such Incentive Compensation awards, including: (a) the Performance Goals for the Performance Period, including the Performance Criteria and the objective goals established relative to such Performance Criteria, which may include a threshold, target and maximum level of achievement, and the relative weighting of each Performance Goal in determining the Participant's actual Incentive Compensation; provided, however, the outcome of such Performance Goals must be substantially uncertain at the time they are established by the Committee; and (b) with respect to each Participant, the maximum percentage of his Incentive Compensation payable upon attaining each level of achievement of the Performance Goals.

5.2 Determination. Within a reasonable period of time after the end of each Performance Period, the Committee shall determine the extent to which the Performance Goals assigned to each Participant were achieved for the Performance Period, and based solely on such achievement, shall approve the calculation of the Participant's actual Incentive Compensation award. No Incentive Compensation is payable hereunder unless at least the designated threshold level or levels for such Performance Goals have been achieved, as determined by the Committee.

5.3 Committee Discretion. The Committee shall have no discretion to approve an amount of Incentive Compensation to be paid to a Participant under the Plan that is in excess of the amount determined pursuant to the pre-established Incentive Compensation award granted to the Participant for the applicable Performance Period.

ARTICLE VI
PAYMENT OF INCENTIVE COMPENSATION

6.1 Form and Time of Payment. Subject to Section 6.2, a Participant's Incentive Compensation for each Performance Period, if any, shall be paid in a cash lump sum (net of applicable tax and other required withholdings) as soon as practicable after (a) the results for such Performance Period have been finalized and (b) the Committee has certified, in writing, that the applicable Performance Goals have been satisfied for the Performance Period. For purposes of the preceding sentence, approved minutes of the Committee meeting in which the certification is made shall be treated as written certification. The Incentive Compensation shall be paid under the Plan within two and one-half (2 1/2) months after the end of the calendar year in which the Performance Period relating to such Incentive Compensation ends.

6.2 Payment in the Event of Termination.

(a) If a Participant's employment terminates for any reason prior to the end of a Performance Period, then such Participant shall immediately forfeit and relinquish any and all rights and claims to receive any Incentive Compensation hereunder for such Performance Period.

(b) If a Participant's employment terminates for any reason after the end of a Performance Period but prior to the date of actual payment pursuant to Section 6.1, then such Participant (or Participant's Beneficiary in the event employment is terminated due to death) shall be entitled to the Incentive Compensation payment determined by the Committee to be due and payable to such Participant; provided, however, that if (i) such Participant's employment is terminated for Cause, or (ii) such Participant voluntarily terminates employment with the Company (excluding an Involuntary Termination) during the period after the end of a Performance Period but prior to the date of actual payment pursuant to Section 6.1, then such Participant shall immediately forfeit and relinquish any and all rights and claims to receive any Incentive Compensation hereunder for such Performance Period.

ARTICLE VII
PERFORMANCE CRITERIA

As determined by the Committee, Incentive Compensation payable under the Plan is subject to the performance objectives relating to one or more of the following Performance Criteria (with respect to the Company, any Subsidiary or any division, operating unit or product line): net earnings (either before or after interest, taxes, depreciation and/or amortization), sales, revenue, net income (either before or after taxes), operating profit, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, customer or sales channel revenue or profitability, productivity, expense, margins, cost reductions, controls or savings, operating efficiency, customer satisfaction, working capital, strategic initiatives, economic value added, earnings per share, earnings per share from operations, price per share of stock, and market share. Performance Criteria may be stated in absolute terms or relative to comparison companies or indices to be achieved during a Performance Period.

The Committee shall establish one or more Performance Criteria for each award of Incentive Compensation to a Participant. In establishing the Performance Criteria for each award of Incentive Compensation, the Committee may provide that the effect of specified extraordinary or unusual events will be included or excluded (including, but not limited to, all items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of business or related to a change in accounting principle, all as determined in accordance with standards set by Opinion No. 30 of the Accounting Principles Board (APB Opinion 30) or other authoritative financial accounting standards). The terms of the stated Performance Criteria for each applicable award of Incentive Compensation must preclude the Committee's discretion to increase the amount payable to any Participant that would otherwise be due upon attainment of the Performance Criteria. The Performance Criteria specified need not be applicable to all awards of Incentive Compensation, and may be particular or unique to an individual Participant's function, duties or business unit.

ARTICLE VIII
MISCELLANEOUS PROVISIONS

8.1 Non-Assignability. A Participant cannot alienate, assign, pledge, encumber, transfer, sell or otherwise dispose of any rights or benefits under the Plan prior to the actual receipt thereof; and any attempt to alienate, assign, pledge, sell, transfer or assign prior to such receipt, or any levy, attachment, execution or similar process upon any such rights or benefits, shall be null and void.

8.2 No Right to Continue in Employment.. Nothing in the Plan confers upon any Participant the right to continue in the employ of the Company or any Subsidiary, or interferes with or restricts in any way the right of the Employer to discharge any Participant at any time (subject to any contract rights of such Participant).

8.3 Indemnification of Committee Members. Each person who is or was a member of the Committee shall be indemnified by the Company against and from any damage, loss, liability, cost and expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he is or may be a party, or in which he may be involved, by reason of any action taken or failure to act under the Plan, except for any such act or omission constituting willful misconduct or gross negligence. Each such person shall be indemnified by the Company for all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit, or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled from the Company, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

8.4 No Plan Funding. The Plan shall at all times be entirely unfunded and no provision shall be made with respect to segregating any assets of any Employer for payment of any amounts due hereunder. No Participant, Beneficiary, or other person or entity shall have any interest in any particular assets of an Employer by reason of the right to receive any Incentive Compensation under the Plan until such payment is actually received by such person. Participants and Beneficiaries shall have only the rights of general unsecured creditors of the Company.

8.5 Governing Law. The Plan shall be construed in accordance with the laws of the State of Texas without regard to its conflicts of law provisions.

8.6 Binding Effect. The Plan shall be binding upon and inure to the benefit of the Employer and its successors and assigns, and the Participants and their Beneficiaries, heirs, and personal representatives.

8.7 Construction of Plan. The captions used in the Plan are for convenience of reference only and shall not be construed in interpreting the Plan. Whenever the context so requires, the masculine shall include the feminine and neuter, and the singular shall also include the plural, and conversely.

8.8 Integrated Plan. The Plan constitutes the final and complete expression of agreement among the parties hereto with respect to the subject matter hereof.

8.9 Compliance with Code Section 409A. The Plan is not intended to provide for the payment of any nonqualified deferred compensation that is subject to Code Section 409A. However, to the extent that any payment under the Plan is determined by the Committee to be nonqualified deferred compensation subject to Section 409A, the Plan is intended to comply with Section 409A. If any provision herein results in the imposition of an excise tax on any Participant or Beneficiary under Section 409A, such provision will be reformed to the extent necessary to avoid such imposition as the Committee determines is appropriate to comply with Section 409A.

ARTICLE IX
AMENDMENT OR DISCONTINUANCE

The Committee may at any time, and from time to time, without the consent of (or liability of the Committee or Employer to) any Participant, amend, revise, suspend, or discontinue the Plan, in whole or in part, subject to any shareholder approval required by law; provided, however, the Committee may not amend the Plan to change the method for determining Incentive Compensation or the Performance Goals under Articles IV and V without the approval of the majority of votes cast by the shareholders of the Company in a separate vote to the extent required by Code Section 162(m).

ARTICLE X
EFFECT OF THE PLAN

Neither the adoption of the Plan, nor any action of the Board or the Committee hereunder, shall be deemed to give any Participant any right to be granted Incentive Compensation hereunder. In addition, nothing contained in the Plan, and no action taken pursuant to its provisions, shall be construed to (a) give any Participant any right to any compensation, except as expressly provided herein; (b) be evidence of any agreement, contract or understanding, express or implied, that any Employer will employ a Participant in any particular position or for any particular duration; (c) give any Participant any right, title, or interest whatsoever in, or to, any assets or investments which the Participant may make to aid it in meeting its obligations hereunder; (d) create a trust or fund of any kind; or (e) create any type of fiduciary relationship between an Employer and a Participant or any other person.

ARTICLE XI
TERM

The Plan shall be effective as of January 1, 2008, contingent upon its approval by the Company's shareholders in a manner consistent with the shareholder approval requirements of Code Section 162(m).

<u>APPENDIX I</u>

NATIONAL OILWELL VARCO, INC.
("Company")

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Amended and Restated by the Board of Directors on November 16, 2005

I. Purpose

The Audit Committee (the "Committee") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Monitor the integrity of the Company's financial statements, financial reporting processes, systems of internal controls regarding finance, and disclosure controls and procedures.
- Select and appoint the Company's independent auditors, pre-approve all audit and non-audit services to be provided, consistent with all applicable laws, to the Company by the Company's independent auditors, and establish the fees and other compensation to be paid to the independent auditors.
- Monitor the independence and performance of the Company's independent auditors and internal audit function.
- Establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Company's employees, regarding accounting, internal controls, disclosure or auditing matters, and provide an avenue of communication among the independent auditors, management, the internal audit function and the Board of Directors.
- Prepare an audit committee report as required by the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement.
- Monitor the Company's compliance with legal and regulatory requirements.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct and confidential access to the independent auditors as well as officers and employees of the Company. The Committee has the authority to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties. The Company shall at all times make adequate provisions for the payment of all fees and other compensation, approved by the Committee, to the Company's independent auditors in connection with the issuance of its audit report, or to any consultants or experts employed by the Committee.

II. Structure and Operations

Composition and Qualifications

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be determined by the Board meet the independence and experience requirements of the SEC, the New York Stock Exchange and the Corporate Governance Guidelines of the Board (as each may be modified or supplemented). All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements of the sort published by the Company at the time of their appointment to the Committee, and at least one member of the Committee shall have accounting or related financial management expertise and qualify as an "audit committee financial expert" in accordance with the requirements of the SEC and other applicable rules (as may be modified or supplemented).

No Director may serve as a member of the Committee if such Director serves on the audit committee of more than two other public companies.

Appointment and Removal

Committee members shall be appointed by the Board on the recommendation of the Nominating Corporate Governance Committee of the Board. A Committee member shall serve until such member's successor is duly appointed or until such member's earlier resignation, death or removal. The members of the Committee may be removed, with or without cause, by majority vote of the Board.

Chairman

If a Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee members.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. A majority of the members of the Committee shall constitute a quorum. The Chairman of the Board or any member of the Committee may call meetings of the Committee. All meetings may be held telephonically. The Committee may act by unanimous written consent, when deemed necessary or desirable by the Committee or its Chair.

The Committee shall meet privately in executive session at least four times annually with management, the manager of internal auditing, the independent auditors, and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, the Committee, or at least its Chair, shall communicate with management and the independent auditors quarterly to review the Company's financial statements and significant findings based upon the independent auditors' review procedures.

The Committee may request any officer or employee of the Company or the Company's counsel to attend a meeting of the Committee or to meet with any member of, or consultants to, the Committee.

The Chair of the Committee, with input from the other members of the Committee as well as the Chief Financial Officer, the General Counsel, the Internal Audit Group, the Risk Mitigation Group and the independent auditor, shall develop the agenda for each Committee Meeting.

Subcommittees

The Committee shall not be authorized to create any subcommittees.

III. Audit Committee Responsibilities and Duties

Review Procedures

1. Review the Company's annual audited financial statements prior to filing or release, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Review should include discussion with management and the independent auditors of significant issues regarding critical accounting estimates, accounting principles, practices and judgments, including, without limitation, a review with the independent auditors of any auditor report to the Committee required under rules of the Securities and Exchange Commission (as may be modified or supplemented). Review should also include review of the independence of the independent auditors (see item 11 below) and a discussion with the independent auditors of the conduct of their audit (see item 12 below). Based on such review determine whether to recommend to the Board that the annual audited financial statements be included in the Company's Annual Report on Form 10-K filed under the rules of the Securities and Exchange Commission.

2. In consultation with management, the independent auditors and the internal auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors and the internal audit function together with management's responses. Review any significant changes to the Company's auditing and accounting policies. Resolve disagreements, if any, between management and the independent auditors.

3. Review with financial management and the independent auditors the Company's quarterly earnings releases and financial statements prior to filing or release, including the use of "pro forma" or "adjusted" non-GAAP information. The Committee may designate a member of the Committee to represent the entire Committee for purposes of this review.

4. Review any exceptions to the certifications required of the Chief Executive Officer and Chief Financial Officer in connection with the filings of annual and quarterly financial statements with the Securities and Exchange Commission.

5. Periodically review and discuss financial information and earnings guidance provided to analysts and rating agencies. The Committee may designate a member of the Committee to represent the entire Committee for purposes of this review.

6. Review and reassess the adequacy of this Charter at least annually and submit any recommended changes herein to the Board at its fourth regularly scheduled meeting in each year. Submit the Charter to the Board of Directors for approval and cause the Charter to be approved at least once every three years in accordance with the regulations of the Securities and Exchange Commission and the New York Stock Exchange (as may be modified or supplemented).

Independent Auditors

7. The Company's independent auditors are directly accountable to the Committee and the Board of Directors. The Committee shall review the independence and performance of the independent auditors, annually appoint the independent auditors and approve any discharge of auditors when circumstances warrant.

8. The Committee shall set clear hiring policies for employees or former employees of the independent auditors.

9. Approve the fees and other significant compensation to be paid to the independent auditors.

10. Approve the independent auditors' annual audit plan, including scope, staffing, locations and reliance upon management and the internal audit function.

11. On an annual basis, review and discuss with the independent auditors all significant relationships the auditors have with the Company that could impair the auditors' independence. Such review should include receipt and review of a report from the independent auditors regarding their independence consistent with Independence Standards Board Standard I (as may be modified or supplemented). All engagements for non-audit services by the independent auditors must be approved by the Committee prior to the commencement of services. The Committee may designate a member of the Committee to represent the entire Committee for purposes of approval of non-audit services, subject to review by the full Committee at the next regularly scheduled meeting. The Company's independent auditors may not be engaged to perform prohibited activities under the Sarbanes-Oxley Act of 2002 or the rules of the Public Company Accounting Oversight Board or the Securities and Exchange Commission.

12. Prior to filing or releasing annual financial statements, discuss the results of the audit with the independent auditors, including a discussion of the matters required to be communicated to audit committees in accordance with SAS 61 (as may be modified or supplemented). Prior to filing or releasing quarterly unaudited financial statements, discuss the

independent auditors matters required to be communicated to audit committees in accordance with SAS 71 (as may be modified or supplemented).

13. Obtain from the independent auditors assurance that Section 10A of the Securities Exchange Act of 1934 (which requires the independent auditor, if it detects or becomes aware of any illegal act, to assure that the Committee is adequately informed and to provide a report if the independent auditor has reached specified conclusions with respect to such illegal acts) has not been implicated.

14. Consider the independent auditors' judgment about the quality and appropriateness of the Company's accounting principles, including acceptable alternatives and critical accounting estimates as applied in its financial reporting.

Internal Audit Function and Legal Compliance

15. Review the budget and activities of the Company's internal audit function, audit plans, procedures and result, and coordination with independent auditors. Regularly review the continued overall effectiveness of the internal audit function as required under relevant law and the listing standards of the New York Stock Exchange.

16. Review significant reports prepared by the internal audit department together with management's response and follow-up to these reports.

17. Review reports received by the Company's Risk Mitigation Group with respect to complaints regarding accounting, internal accounting controls, disclosure controls and procedures, auditing matters or violations of the Company's Code of Ethics (as defined in the Company's Code of Business Conduct for Members of the Board of Directors and Executive Officers)(collectively, "Complaints").

18. On at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statements, the Company's compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

19. Review and assess at least annually the Company's Code of Ethics, recommend changes in the Code of Ethics as conditions warrant and confirm that management has established a system to monitor compliance with the Code of Ethics by officers and relevant employees of the Company.

20. Review management's monitoring of the Company's compliance with the Code of Ethics, and confirm that management has a review system in place to maximize the likelihood that the Company's financial statements, reports, other financial information and disclosures disseminated to governmental organizations and the public satisfy applicable legal requirements.

21. Facilitate and review, as appropriate, the Company's procedures for the receipt, retention and treatment of Complaints received by the Company from (a) Company employees through the Company's Risk Mitigation Group or (b) Company employees or others through

confidential, anonymous submission(s) to a post office box (or confidential e-mail) directly to the Chair of the Audit Committee.

22. Confirm that any action requested by the Chair in respect of any alleged Complaint has been taken as requested by the Committee.

23. Serve as the Board's qualified legal compliance committee pursuant to which an attorney for the Company may report purported evidence of a material violation of securities law, breach of fiduciary duty or similar violation by the Company or one of its agents.

Other Audit Committee Responsibilities

24. Annually prepare the report to shareholders as required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

25. Review and approve all related-party transactions.

26. Perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

27. Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

28. The Committee shall be evaluated through the annual evaluation process conducted by the Nominating/Corporate Governance Committee.

Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of financial statements in accordance with GAAP. Management is also responsible for assuring compliance with laws and regulations and the Company's corporate policies, subject to the Committee's oversight in the areas covered by this Charter. The independent auditors are responsible for expressing an opinion on those financial statements.

Committee members are not employees of the Company or accountants or auditors by profession or experts in the fields of accounting or auditing. They rely, and are entitled to rely, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with GAAP and on the representations of the independent auditors included in their report on the Company's financial statements.
The Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with GAAP and applicable laws and regulations. Furthermore, the Committee's considerations and discussions with management and the independent auditors do not assure that the Company's

financial statements are presented in accordance with GAAP or that the audit of the Company's financial statements has been carried out in accordance with GAAP.

APPENDIX II

NATIONAL OILWELL VARCO, INC.
("Company")

CHARTER OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Amended and Restated by the Board of Directors on November 14, 2007

I. Purpose

The Compensation Committee (the "Committee") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Discharge the Board's responsibilities relating to compensation of the Company's directors and executive officers.
- Approve and evaluate all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company.
- Administer all plans of the Company under which shares of common stock may be acquired by directors or executive officers of the Company.

The Committee has the authority, at the Company's expense and to the extent it deems necessary or appropriate, to retain special legal, compensation or other consultants to advise the Committee. The Company shall at all times make adequate provisions for the payment of all fees and other compensation, approved by the Committee, to any consultants or experts employed by the Committee.

II. Structure and Operations

Composition

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be determined by the Board to meet the independence requirements of the Securities and Exchange Commission, the New York Stock Exchange and the Corporate Governance Guidelines of the Board (as each may be modified or supplemented). In addition, each Committee member shall also be "non-employee directors" as defined by Rule 16b-3 under the Securities Exchange Act of 1934 and "outside directors" as defined in section 162(m) of the Internal Revenue Code.

Appointment and Removal

Committee members shall be appointed by the Board on the recommendation of the Nominating/Corporate Governance Committee of the Board. A Committee member shall serve until such member's successor is duly appointed or until such member's earlier resignation, death or removal. The members of the Committee may be removed, with or without cause, by majority vote of the Board.

Chairman

If a Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee members.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. A majority of the members of the Committee shall constitute a quorum. The Chairman of the Board or any member of the Committee may call meetings of the Committee. All meetings may be held telephonically. The Committee may act by unanimous written consent, when deemed necessary or desirable by the Committee.

The Chair of the Committee, with input from the other members of the Committee and the representatives of the Company's senior management designated by the Chief Executive Officer, shall develop the agenda for each Committee meeting. The Committee may request any officer or employee of the Company or the Company's counsel to attend a meeting of the Committee or to meet with any member of, or consultants to, the Committee.

Subcommittees

The Committee shall not be authorized to create any subcommittees.

III. Compensation Committee Responsibilities and Duties

1. Equity-based Plans. The Committee shall make recommendations to the Board with respect to the adoption of equity-based plans.

2. Plan Administration. The Committee shall have full and final authority in connection with the administration of all plans of the Company under which incentive compensation and shares of common stock or other equity securities of the Company may be issued to directors and executive officers. In furtherance of the foregoing, the Committee shall, in its sole discretion, grant options and make awards of shares under the Company's stock plans.

3. Director Compensation. The Committee shall annually assess the adequacy and suitability of the Company's compensation plan for members of its Board. In carrying out this responsibility, the Committee shall consider whether the Company's director compensation plan is sufficient to enable the Company to attract talented and qualified individuals to serve on the Board and its standing committees. Where the Committee considers it appropriate, the Committee may engage compensation consultants to evaluate the adequacy of the Company's

director compensation plan. The Committee shall prepare, as appropriate, modifications to the current director compensation plan and submit any such modifications to the full Board for its disposition.

4. Chief Executive Officer ("CEO") Compensation and Goals. The Committee shall annually review and approve corporate goals and objectives relevant to CEO compensation, solicit input from all directors of the Company, evaluate the CEO's performance in light of those goals and objectives, recommend to the non-management members of the Board the CEO's total annual compensation package and thereafter the Chair of the Committee shall provide development feedback to the CEO. In determining the long-term incentive component of CEO compensation, the Committee will consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years.

5. Approval of Other Executive Officer Compensation. The Committee shall annually review with the CEO and approve for the executive officers of the Company other than the CEO: (a) annual base salary level, (b) the annual incentive opportunity level, (c) the long-term incentive opportunity level, (d) employment agreements, and change in control agreements/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits.

6. Total Amounts Payable on Termination of Employment. The Committee shall review on an annual basis or such other time period as it deems appropriate, the total amounts payable to executive officers under all compensation and benefit plans and agreements under various termination of employment scenarios, including retirement and change of control.

7. Review of Compensation Discussion and Analysis; Annual Report. The Committee shall review and discuss the Compensation Discussion and Analysis with management and based on such review and discussions recommend to the Board that such analysis be included in the Company's proxy statement. The foregoing matters shall be evidenced in the Committee's report, which shall be included in the Company's proxy statement.

8. Other Activities. The Committee shall perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Committee or the Board deems necessary or appropriate, including a review and assessment of this Charter at least annually and the submission of any recommended changes therein to the Board at its fourth regularly scheduled meeting in each year.

9. Committee Minutes and Reports. The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

10. Section 16(b) Approvals. The Committee shall pre-approve all transactions in the Company's securities, by and between the Company and any director and executive officer of the Company, for which exemptive treatment from Section 16(b) of the Exchange Act is sought.

11. Evaluations. This Committee shall be evaluated through the annual evaluation process administered by the Nominating/Corporate Governance Committee.

APPENDIX III

NATIONAL OILWELL VARCO, INC.
("Company")

CHARTER OF THE NOMINATING/CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS

Amended and Restated by the Board of Directors on November 16, 2005

I. Purpose

The Nominating/Corporate Governance Committee (the "Committee") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Ensure that the Board and its committees are appropriately constituted so that the Board and Directors may effectively meet their fiduciary obligations to shareholders and the Company;
- Identify individuals qualified to become Board members and recommend to the Board director nominees for each annual meeting of shareholders and candidates to fill vacancies in the Board;
- Recommend to the Board annually the Directors to be appointed to Board committees;
- Monitor, review, and recommend, when necessary, any changes to the Corporate Governance Guidelines; and
- Monitor and evaluate annually the effectiveness of the Board and management of the Company, including their effectiveness in implementing the policies and principles of the Corporate Governance Guidelines.

The Committee shall have the sole authority, at the Company's expense, to retain and terminate, as necessary, any search firm to be used to assist the Committee in identifying director candidates, including the sole authority to approve such search firm's fees and other retention terms. The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors it deems necessary in the performance of its duties. The Company shall at all times make adequate provisions for the payment of all fees and other compensation, approved by the Committee, to any consultants or experts employed by the Committee.

II. Structure and Operations

Composition

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be determined by the Board to meet the independence requirements of the Securities and Exchange Commission, the New York Stock Exchange and the Corporate Governance Guidelines of the Company (the "Guidelines") (as each may be modified or supplemented).

Appointment and Removal

Committee members shall be appointed by the Board on the recommendation of the Committee and shall serve until such member's successor is duly appointed or until such member's earlier resignation, death or removal. The members of the Committee may be removed, with or without cause, by a majority vote of the Board.

Chairman

If a Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee members.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. The Chairman of the Board or any member of the Committee may call meetings of the Committee. All meetings may be held telephonically. A majority of the members of the Committee shall constitute a quorum. The Committee may act by unanimous written consent, when deemed necessary or desirable by the Committee or its Chair.

The Chair of the Committee, with input from the other members of the Committee and the representatives of the Company's senior management designated by the Chief Executive Officer, shall develop the agenda for each Committee meeting.

The Committee may request any officer or employee of the Company or the Company's counsel to attend a meeting of the Committee or to meet with any member of, or consultants to, the Committee.

Subcommittees

The Committee shall not be authorized to create any subcommittees.

III. Nominating/Corporate Governance Committee Responsibilities and Duties

Recommend Nominees for Election as Directors

The Committee shall recommend to the Board the director nominees for each annual meeting of shareholders and persons to fill vacancies in the Board that occur between meetings of shareholders. In discharging this responsibility, the Committee shall:

1. With respect to directors to be nominated to stand for re-election, consider matters such as attendance at Board and committee meetings, conflicts of interest, and other relevant factors.

2. Determine the desired skills and attributes for new directors to serve on the Board;

3. Evaluate prospective Board members, including candidates suggested by shareholders, whose skills and attributes reflect those desired;

4. Interview prospective candidates and ascertain whether they meet the qualifications for director set forth in the Guidelines;

5. Secure approval by the entire Board of each nominee for election as a Director or each person selected to fill a vacancy on the Board; and

6. Approve extending an invitation to join the Board if the invitation is proposed to be extended by any person other than the Chair of the Committee.

Recommend Appointments

7. The Committee, in consultation with the Chair of the Board, and after considering the desires, experience and expertise of individual Directors, shall make a recommendation and report to the Board regarding the assignment of Directors to Committees, including the designation of Committee Chairs. Committees and their Chairs shall be appointed by the Board of Directors annually at the annual organizational meeting of the Board of Directors. It is the Board's policy that only Directors who at all times meet the independence and other requirements of applicable laws, listing requirements and the Guidelines shall serve on the Company's standing Committees.

8. Annually, the Committee shall recommend to the non-employee Directors an independent Director to serve as the Company's Lead Director.

Evaluate the Board, its Committees and their Members

The Committee shall conduct an annual review and evaluation of the conduct and performance of the Board, its members, the Board's committees and their members based upon completion by each director of an evaluation form circulated in connection with such review and evaluation. The evaluation form shall include questions designed to solicit an assessment of:

9. The size, composition and independence of the Board and each committee of which a Director is a member;

10. The adequacy of committee charters;

11. Access to and review of information from management by the Board and each committee on which a Director is a member, and the quality of such information;

12. The performance of the members of the Board and each committee of which each Director is a member;

13. The Board's responsiveness to shareholder concerns;

14. Maintenance and implementation of the Company's Code of Ethics (as defined in Company's Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officer); and

15. Maintenance and implementation of the Guidelines.

The review shall seek to identify specific areas, if any, in need of improvement or strengthening, including the need for the creation of additional committees, and the results shall be summarized in a report by the Committee that is presented to the full Board during the fourth regularly scheduled Board meeting in each year. The Board shall discuss the report and consider any recommendations set forth therein. The Board may request that any member who receives unfavorable performance reviews from at least a majority of the other members of the Board or any committee upon which he or she serves resign from the Board or any such committee.

Monitor and Evaluate the Corporate Governance Matters

The Committee shall review the Company's corporate governance documents, policies and procedures. In carrying out this responsibility, the Committee shall:

16. Review periodically the adequacy of the certificate of incorporation and bylaws of the Company and recommend to the Board, as necessary, that it propose amendments to those documents for consideration by the shareholders;

17. Determine whether the Guidelines are being effectively adhered to and implemented;

18. Ensure that the Guidelines are appropriate for the Company and comply with applicable laws, regulations and listing standards;

19. Recommend any desirable changes in the Guidelines to the Board during the fourth regularly scheduled Board meeting in each year;

20. Consider any other corporate governance issues that may arise from time to time, and develop appropriate recommendations to the Board.

Board Orientation and Continuing Education

21. The Committee, working with the Company's senior management, shall be responsible for the development of an orientation program for new Directors, which shall be designed both to familiarize new Directors with the full scope of the Company's business and key challenges and to assist new Directors in developing and maintaining the skills necessary or appropriate for the discharge of their responsibilities. The program should include background material, meetings with senior management and visits to the Company's key facilities.

Review of Management Succession Plans

22. The Committee shall be responsible for planning for succession in the senior management ranks of the Company, including the office of Chief Executive Officer. The Chief Executive Officer shall report to the Committee at the time of the fourth regularly scheduled Board meeting in each year regarding the processes in place to identify talent within the Company to succeed to senior management positions and the information developed during the current calendar year pursuant to those processes.

Other Nominating/Corporate Governance Committee Responsibilities

The Committee shall discharge the following additional responsibilities:

23. Perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Committee or the Board deems necessary or appropriate, including a review and assessment of this Charter at least annually and the submission of any recommended changes therein to the Board at its fourth regularly scheduled meeting in each year.

24. Consider at least annually and recommend to the Board suggested changes, if any, in the size of the Board.

25. Review the corporate governance disclosures in the Company's proxy statement for each annual meeting of shareholders.

26. Approve service by the Chief Executive Officer or any other member of senior management on the board of directors of any company if the Committee deems such service appropriate and desirable under the circumstances.

27. Receive, evaluate and formulate a recommendation to the Board regarding any resignation letter received from a non-management director upon his or her resignation or retirement from, or termination of, his or her principal current employment, or other similar change in professional occupation or association.

28. Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

NATIONAL OILWELL VARCO, INC.
("Company")

CORPORATE GOVERNANCE GUIDELINES

As Amended and Restated by the Board of Directors on February 19, 2008

I. Objectives Sought to be Achieved

The Board of Directors of the Company (the "Board") has adopted these guidelines to promote the effective functioning of the Board and its committees.

II. Composition, Structure and Qualifications of the Board of Directors

A. ***Size of the Board.*** The bylaws provide that the number of Directors shall be determined from time to time by resolution of the Board. The Board believes that at the present time the optimal number of Directors is nine, but the Board will review this matter annually and will increase or decrease the number of Directors as appropriate after considering the recommendation of the Nominating/Corporate Governance Committee.

B. ***Board Membership Criteria.*** It is the policy of the Board of Directors that the Board will reflect the following characteristics at the earliest practicable time but in no event later than the time, if any, that each of the following becomes a legal or regulatory requirement:

- Each Director shall have a reputation for integrity, honesty, candor, fairness and discretion;
- Each Director shall be knowledgeable, or willing to become so quickly, in the critical aspects of the Company's businesses and operations;
- Each Director shall be experienced and skillful in serving as a competent overseer of, and trusted advisor to, the senior management of at least one substantial enterprise;
- Only one member of the Board shall be an executive officer or other employee of the Company. It is anticipated that under normal circumstances that employee shall be the Chief Executive Officer;
- Directors will be diverse in gender, race and background, consistent with the Board's requirements for knowledgeable, experienced, motivated and ethical members;

- A majority of the Directors shall meet the standards of independence from the Company and its management set forth under the section entitled "Director Independence" below; and

- Directors will possess a range of talent, skill and expertise sufficient to provide sound and prudent guidance with respect to the full scope of the Company's operations and interests.

C. ***Director Independence.***

a. *Independence Generally.* A majority of the members of the Board shall be "independent" within the meaning of the rules (the "Listing Rules") of the New York Stock Exchange ("NYSE"). Directors who do not meet the NYSE's independence standards also make valuable contributions to the Board and to the Company by reason of their experience and wisdom. For a Director to be deemed "independent," the Board shall affirmatively determine that the Director has no material relationship with the Company or its affiliates or any member of the senior management of the Company or his or her affiliates. In making this determination, the Board shall not deem a Director to be independent if he or she:

- Is, or within the lesser of the past three years or the period since the effective date of the Listing Rules has been, employed by the Company or any of its affiliates;

- Is, or within the lesser of the past three years or the period since the effective date of the Listing Rules has been, affiliated with or employed by a present or former internal or external auditor of the Company or any of its affiliates;

- Currently is employed, or within the lesser of the past three years or the period since the effective date of the Listing Rules was employed, as an executive officer of another company where any of the present executives of the Company or any of its affiliates serves on the compensation committee of that company;

- Is, or within the lesser of the last three years or the period since the effective date of the Listing Rules has been, an executive officer or employee of another company who makes payments to, or receives payments from the Company for property or services in an amount which, in any single fiscal year exceeds the greater of at least 2% or $1 million of such other company's consolidated gross revenues for that year;

- Receives directly or indirectly any consulting, advisory or other compensatory fee from the Company or an affiliate of the Company (other than compensation received as a Director); or

- Is a member of the immediate family of any person who would not qualify as independent under the foregoing standards; provided, that employment of an immediate family member of a Director in a non-officer position shall not preclude the Board from determining that the Director is independent.

b. *Certain Definitions.* For purposes of these Guidelines, the terms:

- "affiliate" means any corporation or other entity that controls, is controlled by or is under common control with the Company, as evidenced by the power to elect a majority of the board of directors or comparable governing body of such entity; and

- "immediate family" means spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than employees) sharing a person's home.

c. *Annual Review.* The Board shall undertake an annual review of the independence of all non-employee Directors. In advance of the meeting at which this review occurs, each non-employee Director shall be asked to provide the Board with full information regarding the Director's business and other relationships with the Company and its affiliates and with senior management and their affiliates to enable the Board to evaluate the Director's independence. Following such annual review, only those Directors whom the Board affirmatively determines have no material relationship with the Company will be considered independent Directors, subject to additional qualifications prescribed under the Listing Rules. The basis for any determination that a relationship is not material will be published in the Company's annual proxy statement.

d. *Change in Circumstances.* Directors have an affirmative obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as "independent." This obligation includes all business relationships among Directors, between Directors and the Company and its affiliates or members of senior management and their affiliates, whether or not such business relationships are subject to the approval requirement set forth in the provision below entitled "Directors Who Change Their Corporate Affiliations."

D. ***Additional Independence Criteria for Audit Committee Members.*** No Director may serve on the Audit Committee of the Board unless such director meets all of the criteria established for audit committee service by the Sarbanes-Oxley Act, any other law and any rule or regulation of any regulatory body or self-regulatory body applicable to the Company, including the Securities and Exchange Commission (the "SEC") and the NYSE.

E. ***Directors Who Change Their Corporate Affiliations.*** Each Director shall submit to the Nominating/Corporate Governance Committee for its consideration a letter of resignation upon resignation or retirement from, or termination of, the Director's principal current employment, or other similarly material changes in professional occupation or association. Following receipt of a recommendation from the Nominating/Corporate Governance Committee, the Board shall be free to accept or reject the letter of resignation. The Board shall act promptly with respect to each such letter of resignation and shall promptly notify the Director concerned of its decision.

F. ***Age, Term and Other Limits.*** These Guidelines have been adopted to promote high standards of professionalism and commitment in regards to service by the Company's

Directors and Executive Officers. A Director shall not be nominated to a new term if he or she would be age 70 or older at any time during such new term.

G. ***Selection of Directors.***

a. The Nominating/Corporate Governance Committee shall be responsible for identifying candidates for membership on the Board. Prospective candidates for Director may be initially identified by the Chair of the Board or any Director, shall be interviewed by members of the Nominating/Corporate Governance Committee and shall be recommended by that committee to the full Board for its consideration and approval. Invitations for membership on the Board shall be extended by the Chair of the Board or such other person as may be designated by the Nominating/Corporate Governance Committee.

b. The Board recognizes that it is important for the Board to balance the benefits of continuity with the benefits of fresh viewpoints and experience. In selecting Directors, whether new candidates or continuing Directors, the Board shall give the highest priority to meeting the standards and qualifications set forth at the beginning of these Guidelines. In this connection, the Board shall seek candidates whose occupation, service on other boards, or other time constraints will not adversely affect their ability to dedicate the requisite time to service on this Board.

c. The Board shall nominate for election or reelection only candidates who agree to tender, promptly following the annual meeting at which they are elected or reelected as director, irrevocable resignations that will be effective upon (i) the failure to receive the required vote at the next annual meeting at which they face reelection and (ii) Board acceptance of such resignation. In addition, the Board shall fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other directors in accordance with these Corporate Governance Guidelines.

H. ***Voting for Directors.*** In accordance with the Company's Bylaws, a nominee for director shall be elected to the Board if the votes cast for such nominee's election exceed the votes cast against such nominee's election at any meeting for the election of directors at which a quorum is present, *provided that* if as of a date that is fourteen (14) days in advance of the date the Corporation files its definitive proxy statement with the Securities and Exchange Commission (regardless of whether or not the proxy statement is thereafter revised or supplemented) the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. The Board expects a director to tender his or her resignation if he or she fails to receive the required number of votes for reelection.

If an incumbent director fails to receive the required votes for reelection, the Nominating/Corporate Governance Committee shall promptly determine whether to accept the director's resignation offer and will submit such recommendation for prompt consideration by the Board. In considering whether to accept or reject the tendered resignation, the

Nominating/Corporate Governance Committee will consider all factors deemed relevant by the members of the Nominating/Corporate Governance Committee including, without limitation, the stated reasons why stockholders voted against election of such director, the length of service and the qualifications of the director whose resignation has been tendered, the director's contributions to the Company, applicable Bylaw provisions, and these Corporate Governance Guidelines.

The Board will act on the Nominating/Corporate Governance Committee's recommendation no later than ninety (90) days following certification of the shareholder vote. In considering the Nominating/Corporate Governance Committee's recommendation, the Board will consider the factors considered by the Nominating/Corporate Governance Committee and such additional information and factors the Board believes to be relevant. Following the Board's decision on the Nominating/Corporate Governance Committee's recommendation, the Company will promptly disclose the Board's decision whether to accept the director's resignation as tendered (providing a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation) in a Form 8-K filed with the Securities and Exchange Commission.

The Board expects any director who fails to receive the required vote for reelection to abstain from participating in any decision regarding his or her resignation. If a majority of the members of the Nominating/Corporate Governance Committee failed to receive more votes cast "for" than "against" his or her election or reelection at the same election, the Board of Directors will appoint a Board committee of the independent directors who are on the Board who did receive more votes cast "for" than "against" his or her election or reelection solely for the purposes of considering the tendered resignations and will recommend to the Board whether to accept or reject them. This Board committee may, but need not, consist of all of the independent directors who received more votes cast "for" than "against" his or her election or reelection.

To the extent that one or more of the directors' resignations are accepted by the Board, the Nominating/Corporate Governance Committee will recommend to the Board whether to fill such vacancy or vacancies or to reduce the size of the Board. Any such action shall be effected in accordance with the applicable provisions of the Company's Certificate of Incorporation and Bylaws and these Corporate Governance Guidelines. If a director's resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until his successor is duly elected, or his or her earlier resignation or removal.

This provision on voting for directors will be summarized or included in each proxy statement relating to the election of directors.

III. Responsibilities of the Board of Directors

A. ***Oversight Functions.*** The Board of Directors has four regularly scheduled meetings a year at which it reviews and discusses reports by management on the performance of the Company, its plans and prospects, as well as immediate issues facing the Company. In addition to its general oversight of management, the Board also performs a number of specific functions, including:

- Selecting, monitoring, evaluating, compensating, and, if necessary, replacing the Chief Executive Officer and ensuring management succession in consultation with the Nominating/Corporate Governance Committee and the Compensation Committee;

- Selecting, monitoring, evaluating, compensating, and, if necessary, replacing the other senior executives in consultation with the Chief Executive Officer;

- Reviewing and approving management's strategic and business plans, including developing a depth of knowledge of the businesses being served, understanding and questioning the assumptions upon which such plans are based, and reaching an independent judgment as to the probability that the plans can be realized;

- Reviewing and approving the Company's financial objectives, plans, and actions, including significant capital allocations and expenditures;

- Establishing and approving the Company's policies regarding levels of delegated authority;

- Monitoring corporate performance against the Company's strategic and business plans, including overseeing the Company's operating results on a regular basis to evaluate whether its businesses are being properly managed;

- Promoting ethical behavior and compliance with laws and regulations, auditing and accounting principles, and the Company's own governing documents;

- Reviewing, approving and periodically revising, as appropriate, the Company's mission statement, these Guidelines and the charters of the Board's various standing Committees;

- Assessing the Board's own effectiveness in fulfilling these and other Board and committee responsibilities; and

- Performing such other functions as are prescribed by law, or assigned to the Board in the Company's governing documents.

The Board of Directors has delegated to the Chief Executive Officer, working with the other executive officers of the Company and its affiliates, the authority and responsibility for managing the business of the Company in a manner consistent with the standards set forth in these Guidelines, and in accordance with any specific plans, instructions or directions of the Board.

B. ***Evaluation of Board Performance.***

a. The Audit Committee shall periodically assess the Company's Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officers (the "Code") and the other policies referred to in or constituting part of the

Company's Code of Ethics (as defined in the Code) to assure that each of them addresses appropriate topics, contains compliance standards and procedures, and comports with relevant law and the Listing Rules. Members of the Board of Directors shall act at all times in accordance with the requirements of the Code of Ethics, which shall be applicable to each Director. The Board may not waive the application of the Code of Ethics for any Executive Officer or Director, but may determine that the substantive requirements of the Code of Ethics are not contravened by a particular set of circumstances.

b. The Nominating/Corporate Governance Committee shall conduct an annual review and evaluation of the conduct and performance of the Board, its members, the Board's standing committees and their members based upon completion by each Director of an evaluation form circulated annually, that includes, among other things, an assessment of:

- The composition and independence of the Board and each standing committee of which such Director is a member;
- Access to and review of information from management by the Board and each standing committee of which a Director is a member, and the quality of such information;
- The performance of the members of the Board and each standing committee of which such Director is a member;
- The Board's responsiveness to stockholder concerns;
- Maintenance and implementation of the Company's Code of Ethics; and
- Maintenance and implementation of these Guidelines.

The review shall seek to identify specific areas, if any, in need of improvement or strengthening and the results shall be summarized in a report delivered by the Nominating/Corporate Governance Committee to the full Board annually. The Board shall discuss the report and consider any recommendations set forth therein. The Board may request that any member who receives unfavorable performance reviews from at least a majority of the other members of the Board or any committee upon which he or she serves resign from the Board or any such committee.

Service on the board of directors of any company by the Chief Executive Officer or any other member of the Company's senior management shall be approved by the Nominating/Corporate Governance Committee prior to the commencement of service on any such board.

C. ***Communications with Third Parties.*** Generally, the Chief Executive Officer, the Chief Financial Officer or one of their designees shall be the chief spokesperson for the Company, except under extraordinary circumstances, in which event the Chair and/or the Lead Director shall serve as the spokesperson for the Company.

D. ***Access to Managers and Outside Advisors.*** Each Director may consult with any manager or employee or with any outside advisor to the Company at any time. If appropriate, it is expected that the Director will inform the Chief Executive Officer when significant issues are being discussed. The Board, as well as each Committee of the Board, shall have the right to retain, at the Company's expense, such outside advisors as the Board or applicable Committee shall deem appropriate.

E. ***Selection and Annual Evaluation of Chief Executive Officer.***

a. The Chief Executive Officer should exhibit and have a reputation for dedication, integrity, honesty, candor, fairness and discretion. The Chief Executive Officer should also be knowledgeable or willing to become so quickly in the critical aspects of the Company's businesses and operations. He or she should be experienced in serving in a leadership position as a member of senior management of a substantial publicly held corporation, including extensive experience in matters such as dealing with employees, investors, customers, vendors, competitors, suppliers, rating agencies and regulatory authorities.

b. Annually, the Compensation Committee shall solicit information from each Director regarding the performance of the Chief Executive Officer during the current year. The Compensation Committee shall compile the information and present an evaluation of the Chief Executive Officer's performance and a recommendation regarding the terms of his or her continued employment to the independent members of the Board. Thereafter, the Compensation Committee shall discuss its evaluation and the recommendation of the independent members of the Board with the Chief Executive Officer.

F. ***Management Succession.*** The Nominating/Corporate Governance Committee shall be responsible for planning for succession in the senior management ranks, including the office of the Chief Executive Officer. The Chief Executive Officer shall be responsible for: (a) developing processes to identify talent within the Company to succeed to senior positions in management; and (b) annually discussing such processes and presenting the information developed pursuant thereto to the Nominating/Corporate Governance Committee for its consideration.

IV. Board Meetings

A. ***General.*** The Chair of the Board, with input from the other members of the Board, shall determine the timing and length of the meetings of the Board. The Board expects that four regular meetings at appropriate intervals are in general desirable for the performance of the Board's normal responsibilities. In addition to regularly scheduled meetings, unscheduled or special Board meetings may be called upon appropriate notice at any time to address specific needs of the Company.

B. ***Attendance.*** Directors are expected to attend and participate in person in each regularly scheduled Board meeting, as well as the dinner meeting held the evening before each regularly scheduled Board meeting. It is recognized, however, that telephone conference participation by a Director may be necessary from time to time and that such participation is preferable to a Director missing a Board meeting.

C. ***Agenda.*** The Chair shall establish the agenda for each Board meeting with input from the other Directors. Each agenda for a regularly scheduled Board meeting will include an "Other Business" segment. Each Director shall have the ability to include items on the agenda, request the presence of or a report by any member of the Company's senior management or raise subjects during the "Other Business" segment of each regularly scheduled Board meeting that are not on the agenda for that meeting. The Chair of the Board or the Corporate Secretary shall circulate the final agenda among the Directors. To the extent deemed appropriate by the Chief Executive Officer, the operating heads of the major businesses of the Company shall be afforded an opportunity to make presentations to the Board. The Company's Chief Executive Officer (if not a Director), Chief Financial Officer and Corporate Secretary shall attend each meeting of the Board, unless requested otherwise by the Board. Directors may request that other appropriate members of senior management present to the Board information on specific topics relating to the Company and its operations.

D. ***Board Materials***. Directors shall receive information and data that are important to their understanding of the businesses of the Company in sufficient time to prepare for meetings and in any event at least two business days prior to any regularly scheduled meeting in the case of a regular agenda item and as promptly as practicable thereafter with respect to any special agenda item. Information and data relating to matters to be addressed at a specially scheduled meeting shall be received by Directors as soon as practicable prior to the meeting. This material shall be as concise as possible while providing the requisite information; and it shall include highlights and summaries whenever appropriate. The material may be distributed by electronic means, regular mail, fax, courier, or overnight mail. However, it is recognized that certain circumstances may on occasion cause written materials to be unavailable in advance of the meeting.

E. ***Meetings of Non-Management Directors in Executive Session.*** After each regularly scheduled meeting of the Board of Directors, the non-management members of the Board shall meet in regularly scheduled executive session, without the participation of the Chief Executive Officer or other members of the Company's management to review matters concerning the relationship of the Board with the management Directors and other members of the Company's management and such other matters as the Lead Director and participating Directors may deem appropriate. The Board shall not take formal actions at such sessions, although the participating Directors may make recommendations for consideration by the full Board. Additional executive sessions may be scheduled from time to time as determined by the Lead Director or a majority of the non-management Directors. The topics discussed at each meeting shall be summarized for the Chief Executive Officer by the Lead Director or the other non-management Directors participating in the meeting.

V. Board Committees and Committee Membership

A. ***Number and Establishment of Committees.*** There are currently three standing Committees of the Board of Directors: Audit, Compensation and Nominating/Corporate Governance. From time to time, the Board may designate ad hoc Committees in conformity with the Company's bylaws. Each standing Committee shall have the authority and responsibilities delineated in the Company's bylaws, the resolutions creating it and any applicable charter. No standing Committee is authorized to create a subcommittee. The Board of Directors shall have the authority to disband any ad hoc or standing Committee when it deems it appropriate to do so, provided that the Company shall at all times have such Committees as may be required by applicable law or listing standards.

B. *Assignment of Committee Members.* The Nominating/Corporate Governance Committee, in consultation with the Chair of the Board, and after considering the desires, experience and expertise of individual Directors, shall make a recommendation and report to the Board regarding the assignment of Directors to Committees, including the designation of Committee Chairs. Committees and their Chairs shall be appointed by the Board of Directors annually at the annual organizational meeting of the Board of Directors. It is the Board's policy that only Directors who at all times meet the independence and other requirements of applicable law, listing requirements and these Guidelines shall serve on the Company's standing Committees.

C. *Committee Charters.* Each standing Committee shall have a written charter, which shall be approved by the full Board of Directors and state the purpose of such Committee. Committee charters shall be reviewed periodically to reflect the activities of each of the respective Committees, changes in applicable law or regulation and other relevant considerations, and proposed revisions to such charters shall be approved by the full Board of Directors. If any Director ceases to be independent under the standards set forth herein while serving on any Committee whose members must be independent, he or she shall promptly resign from that Committee.

D. *Committee Meetings.* Each Committee Chair, in consultation with the Chair of the Board, shall establish agendas and, and subject to any requirements in the applicable committee charter, set meetings at the frequency and length appropriate and necessary to carry out the Committee's responsibilities. Any Director who is not a member of a particular Committee may attend any Committee meeting, unless otherwise requested by the Committee Chair. All Directors shall be entitled to receive information distributed in respect of any particular Committee meeting, unless (i) otherwise requested by the Committee Chair or (ii) the Director elects not to receive such materials.

VI. Director Compensation.

The Compensation Committee shall review annually the Directors' compensation package and make recommendations as appropriate to the full Board. Director compensation should be sufficient to enable the Company to attract talented and qualified individuals to serve on the Board and its standing Committees. Director compensation must be the sole remuneration from the Company for members of the Audit, Compensation, and Nominating/Corporate Governance Committees.

VII. Board Leadership

Subject to review from time to time, the Company will continue to combine the roles of Chair of the Board and Chief Executive Officer and will appoint a Lead Director, as set forth below.

A. ***Role of the Chair.*** The Chair is responsible for coordinating the activities of the Board. In addition to the duties of a regular Board member and those set forth in the Company's bylaws applicable to the office, the Chair has the following specific responsibilities:

- Schedule Board meetings in a manner that enables the Board and its committees to perform their duties responsibly while not interfering with the ongoing operations of the Company;
- Prepare, with input from the Chief Executive Officer if the same person does not hold both offices, committee chairs and other Directors, the agendas for the Board meetings;
- Define the quality, quantity and timeliness of the flow of information between senior management and the Board;
- Approve, in consultation with other Directors, the retention of consultants who report directly to the Board;
- Interview, along with the members of the Nominating/Corporate Governance Committee, all Board candidates, and make recommendations to that committee;
- Assist the Board in the implementation of these Guidelines; and
- Consult with the Nominating/Corporate Governance Committee with respect to the membership of the various Board committees and the selection of the committee chairs.

B. ***Role of Lead Director***. Each year, the non-employee Directors shall appoint a Lead Director, who shall be an independent Director and whose responsibilities shall include:

- developing the agenda for, and presiding over the executive sessions of, the Board's non-management Directors;
- facilitating communications between the Chair of the Board and other members of the Board;
- with the Chair of the Board and Chief Executive Officer, coordinating the assessment of the committee structure, organization, and charters, and evaluating the need for any changes;
- acting as principal liaison between the non-management Directors and the Chief Executive Officer on matters dealt with in executive session; and

- assume such further tasks as the independent directors may determine from time to time.

If the Chair of the Board is an independent Director, the Company expects that person shall also serve as the Lead Director.

VIII. Director Orientation and Continuing Education.

The Nominating/Corporate Governance Committee, working with the Company's senior management, shall provide appropriate orientation programs for new Directors, which shall be designed both to familiarize new Directors with the full scope of the Company's businesses and key challenges and to assist new Directors in developing and maintaining the skills necessary or appropriate for the performance of their responsibilities. The Nominating/Corporate Governance Committee, working with the Company's senior management, shall also periodically provide materials or briefing sessions for all Directors on subjects that would assist them in discharging their duties and manage for visits to the Company's key facilities. The Company shall offer annually to pay the costs for each Director attending and participating in one professionally sponsored conference or educational program designated to familiarize directors of publicly held companies with their duties and responsibilities.

IX. Miscellaneous

A. ***Repricing Stock Options.*** The Company shall not reprice any stock options.

B. ***Prohibition on Loans to Directors and Executive Officers.*** The Company shall not make any personal loans or extensions of credit to nor become contingently liable for any indebtedness of Directors or Executive Officers.

C. ***Stock Ownership by Directors and Executive Officers.*** Directors and Executive Officers are encouraged to own shares of the Company's stock and increase their ownership of those shares over time.

D. ***Corporate Governance Guidelines.*** The Nominating/Corporate Governance Committee shall reevaluate, no less frequently than annually, these Guidelines and recommend to the Board such revisions as it deems necessary or appropriate for the Board to discharge its responsibilities more effectively. If the Board ascertains at any time that any of the Guidelines set forth herein are not in full force and effect, the Board shall take such action as it deem reasonably necessary to assure full compliance as promptly as practicable. Copies of the current version of these Guidelines, the Company's Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officers, the Code of Ethics for Senior Financial Officers and the charter for each standing Committee of the Board shall be posted on the Company's website.

NATIONAL OILWELL VARCO, INC.

CODE OF BUSINESS CONDUCT AND ETHICS FOR MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Amended and Restated by the Board of Directors on November 16, 2005

The Board of Directors (the "Board") of National Oilwell Varco, Inc. (the "Company") has adopted the following Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officers (this "Code"). This Code is intended to focus the Board, each Director, Company management, and each Executive Officer on areas of ethical risk, provide guidance to Directors and management to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help foster a culture of honesty and accountability. Each Director and Executive Officer must comply with the letter and spirit of this Code. This Code, the Company's Business Ethics Policy, Conflict of Interest Policy, Policy Regarding Employee Inventions and Confidential Information, Improper Business Payments Policy, Policy Regarding U.S. Antitrust Laws, Code of Ethics for Senior Financial Officers and Policy on Insider Trading, in the aggregate constitute the Company's Code of Ethics.

No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for Directors and Executive Officers. Directors and Executive Officers are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chair of the Audit Committee, who may consult with legal counsel as appropriate.

Executive Officers of the Company, including Directors who also serve as Executive Officers of the Company should read this Code in conjunction with the Company's Business Ethics Policy.

1. **Conflict of Interest.**

A "conflict of interest" occurs when a Director's or Executive Officer's private interest interferes in any way, or appears to interfere, with the interests of the Company as a whole. Conflicts of interest also arise when a Director or Executive Officer, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a Director or Executive Officer of the Company. The Company shall not make any personal loans or extensions of credit to nor become contingently liable for any indebtedness of Directors or Executive Officers or a member of his or her family.

Directors and Executive Officers must avoid conflicts of interest with the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Chair of the Audit Committee.

This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which Directors and Executive Officers must refrain, however, are set out below.

- *Relationship of Company with third parties.* Directors and Executive Officers may not engage in any conduct or activities that are inconsistent with the Company's best interests or that disrupt or impair the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

- *Compensation from non-Company sources.* Directors and Executive Officers may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

- *Gifts.* Directors and Executive Officers and members of their families may not offer, give or receive gifts from persons or entities who deal with the Company in those cases where any such gift is being made in order to influence the Directors' or Executive Officers' actions as members of the Board and senior management of the Company, or where acceptance of the gifts could create the appearance of a conflict of interest.

2. **Corporate Opportunities.**

Directors and Executive Officers owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Executive Officers, and Directors when an opportunity that relates to the Company's business has been presented to the Directors solely by the Company or its agents and until such time as the Company has determined that it will not pursue the opportunity, are prohibited from: (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or the Director's or Executive Officer's position; (b) using the Company's property, information, or position for personal gain; or (c) personally competing with the Company, directly or indirectly, for business opportunities. However, if it has been determined that the Company will not pursue an opportunity that relates to the Company's business, a non-management Director may do so.

3. **Confidentiality.**

Directors and Executive Officers must maintain the confidentiality of information entrusted to them by the Company or its customers, and any other confidential information about the Company that comes to them, from whatever source, in their capacity as Director or Executive Officer, except when disclosure is authorized or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

4. **Protection and Proper Use of Company Assets.**

Theft, carelessness and waste of assets have a direct impact on the Company's profitability. Directors and Executive Officers shall protect the Company's assets and ensure their efficient use.

5. **Fair Dealing.**

The conduct required by fair dealing requires honesty in fact and the observance of reasonable commercial standards of fair dealing. Directors and Executive Officers shall deal fairly and oversee fair dealing by employees and officers with the Company's directors, officers, employees, customers, suppliers and competitors. None should do anything that could be interpreted as dishonest or outside reasonable commercial standards of fair dealing.

6. **Compliance with Laws, Rules and Regulations.**

Directors and Executive Officers shall comply, and oversee compliance by employees, officers and other directors, with all laws, rules and regulations applicable to the Company.

7. **Compliance with this Code Cannot be Waived.**

While compliance with this Code cannot be waived by the Board or any Committee of the Board, the Board may, upon a favorable recommendation from its Audit Committee, determine that a proposed course of conduct does not contravene the substantive requirements of this Code.

8. **Encouraging the Reporting of any Illegal or Unethical Behavior.**

Directors and Executive Officers should promote ethical behavior and take steps to create a working environment at the Company that: (a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourages employees to report violations of laws, rules, regulations or the Company's Code of Ethics to appropriate personnel; and (c) fosters the understanding among employees that the Company will not permit retaliation for reports made in good faith.

9. **Failure to Comply; Compliance Procedures.**

A failure by any Director or Executive Officer to comply with the laws or regulations governing the Company's business, this Code or any other Company policy or requirement may result in disciplinary action, and, if warranted, legal proceedings. Directors and Executive Officers should communicate any suspected violations of this Code promptly to the Chair of the Audit Committee. Violations will be investigated by the Audit Committee or by a person or persons designated by the Audit Committee and appropriate action will be taken in the event of any violations of this Code.

10. **Annual Review**.

Annually, each Director and Executive Officer shall provide written certification that he or she has read and understands this Code and its contents and that he or she has not violated, and is not aware that any other Director or Executive Officer has violated, this Code.

NATIONAL OILWELL VARCO, INC.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Amended and Restated by the Board of Directors on November 16, 2005

I certify that I will adhere to the following principles and responsibilities, as well as the Company's Policy on Business Ethics and other legal and compliance policies and procedures (collectively the "Code"):

- Act with honesty and integrity, avoiding actual or apparent conflicts of interest involving personal and professional relationships;
- To the best of my knowledge and abilities, I will provide other officials and constituents of the Company information that is full, fair, complete, objective, timely and understandable;
- To the maximum extent possible, take actions and develop financial and accounting procedures that ensure that the Company's books and records are accurate, and in conformance with recognized and required accounting standards, nationally and internationally;
- To the best of my knowledge and abilities, I will comply with rules and regulations of U.S. and non-U.S. governmental entities, as well as other private and public regulatory agencies, to which the Company is subject;
- Act at all times in good faith, responsibly, with due care, competence and diligence, and without any misrepresentation of material facts;
- Act objectively, without allowing my independent judgment to be subordinated;
- Respect the confidentiality of Company information, except when authorized or otherwise required to make any disclosure, and avoid the use of any Company information for personal advantage;
- Share my knowledge and skills with others to improve the Company's communications to its constituents;
- Promote ethical behavior among employees under my supervision at the Company;
- Promptly report to the Chair of the Audit Committee of the Board of Directors of the Company any violations of the Code; and
- Protect the Company's assets and resources and ensure their efficient use.

Appendix A

Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE YEAR ENDED DECEMBER 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-12317

NATIONAL OILWELL VARCO, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0475815**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

7909 Parkwood Circle Drive, Houston, Texas 77036-6565
(Address of principal executive offices)

(713) 346-7500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01	**New York Stock Exchange**
(Title of Class)	*(Exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2007 was $18.5 billion. As of February 20, 2008, there were 356,988,724 shares of the Company's common stock ($0.01 par value) outstanding.

Documents Incorporated by Reference
Portions of the Proxy Statement in connection with the 2008 Annual Meeting of Stockholders are incorporated in Part III of this report.

ITEM 1. BUSINESS

General

National Oilwell Varco, Inc. ("NOV" or the "Company"), a Delaware corporation incorporated in 1995, is a leading worldwide provider of equipment and components used in oil and gas drilling and production operations, oilfield services, and supply chain integration services to the upstream oil and gas industry. The Company conducts operations in approximately 700 locations across six continents.

On March 11, 2005, we acquired all of the outstanding shares of Varco International, Inc. ("Varco") with the issuance of 0.8363 shares of National-Oilwell, Inc. common stock for each Varco common share (the "Merger"). The Company then changed its name from National-Oilwell, Inc. to National Oilwell Varco, Inc. We have included the financial results of Varco in our consolidated financial statements beginning March 11, 2005, the date Varco common shares were exchanged for NOV common shares. We believe that the Merger has better positioned us to compete more effectively in the global marketplace and provide greater scale to increase service to our customers, increase our investment in research and development to accelerate innovation, and increase shareholder value. The fiscal year ending December 31, 2006 represented the first full year of operations of the combined entities.

On December 16, 2007, we agreed to acquire 100% of the outstanding shares of Grant Prideco, Inc. for a combination of $23.20 cash per share and 0.4498 shares of National Oilwell Varco, Inc. common stock. Consummation of the merger requires approval by the stockholders of Grant Prideco and also approval from various regulatory agencies. We anticipate completion of the merger during the second quarter of 2008.

The Company's principal executive offices are located at 7909 Parkwood Circle Drive, Houston, Texas 77036, its telephone number is (713) 346-7500, and its Internet website address is http://www.nov.com. The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments thereto, are available free of charge on its Internet website. These reports are posted on its website as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission ("SEC"). The Company's Code of Ethics is also posted on our website.

The Company has a long tradition of pioneering innovations which improve the cost-effectiveness, efficiency, safety and environmental impact of oil and gas operations. The Company's common stock is traded on the New York Stock Exchange under the symbol "NOV." The Company operates through three business segments: Rig Technology, Petroleum Services & Supplies, and Distribution Services.

Rig Technology

Our Rig Technology segment designs, manufactures, sells and services complete systems for the drilling, completion, and servicing of oil and gas wells. The segment offers a comprehensive line of highly-engineered equipment that automates complex well construction and management operations, such as offshore and onshore drilling rigs; derricks; pipe lifting, racking, rotating and assembly systems; coiled tubing equipment and pressure pumping units; well workover rigs; wireline winches; and cranes. Demand for Rig Technology products is primarily dependent on capital spending plans by drilling contractors, oilfield service companies, and oil and gas companies, and secondarily on the overall level of oilfield drilling activity, which drives demand for spare parts for the segment's large installed base of equipment. We have made strategic acquisitions and other investments during the past several years in an effort to expand our product offering and our global manufacturing capabilities, including adding additional operations in the United States, Canada, Norway, the United Kingdom, China, Belarus, and India.

Petroleum Services & Supplies

Our Petroleum Services & Supplies segment provides a variety of consumable goods and services used to drill, complete, remediate and workover oil and gas wells and service pipelines, flowlines and other oilfield tubular goods. The segment manufactures, rents and sells a variety of products and equipment used to perform drilling operations, including transfer pumps, solids control systems, drilling motors and other downhole tools, rig instrumentation systems, and mud pump consumables. Demand for these services and supplies is determined principally by the level of oilfield drilling and workover activity by drilling contractors, major and independent oil and gas companies, and national oil companies. Oilfield tubular services include the provision of inspection and internal coating services and equipment for drill pipe, linepipe, tubing, casing and pipelines; and the design, manufacture and sale of coiled tubing pipe and advanced composite pipe for application in highly corrosive environments. The segment sells its tubular goods and services to oil and gas companies; drilling contractors; pipe distributors, processors and manufacturers; and pipeline operators. This segment has benefited from several strategic acquisitions and other investments completed during the past few years, including adding additional operations in the United States, Canada, the United Kingdom, China, Kazakhstan, Mexico, Russia, Argentina, India, Bolivia, the Netherlands, Singapore, Malaysia, Vietnam, and the United Arab Emirates.

Distribution Services

Our Distribution Services segment provides maintenance, repair and operating supplies ("MRO") and spare parts to drill site and production locations worldwide. In addition to its comprehensive network of field locations supporting land drilling operations throughout North America, the segment supports major offshore drilling contractors through locations in Mexico, the Middle East, Europe, Southeast Asia and South America. Distribution Services employs advanced information technologies to provide complete procurement, inventory management and logistics services to its customers around the globe. Demand for the segment's services are determined primarily by the level of drilling, servicing, and oil and gas production activities.

The following table sets forth the contribution to the Company's total revenues of its three operating segments for December 31, 2007, 2006 and 2005 (in millions):

	Years Ended December 31,		
	2007	2006	2005
Revenue:			
Rig Technology	$ 5,744.7	$ 3,584.9	$ 2,216.8
Petroleum Services & Supplies	3,061.0	2,425.0	1,645.8
Distribution Services	1,423.7	1,369.6	1,074.5
Eliminations	(440.4)	(353.7)	(292.6)
Total Revenue	$ 9,789.0	$ 7,025.8	$ 4,644.5

See Note 15 to our Consolidated Financial Statements included in this Annual Report on Form 10-K for financial information by segment and a geographical breakout of revenues and long-lived assets.

The Company has included a glossary of oilfield terms at the end of Item 1 of this Annual Report.

Influence of Oil and Gas Activity Levels on the Company's Business

The oil and gas industry in which the Company participates has historically experienced significant volatility. Demand for the Company's services and products depends primarily upon the general level of activity in the oil and gas industry worldwide, including the number of drilling rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions and the level of well remediation activity. Oil and gas activity is in turn heavily influenced by, among other factors, oil and gas prices worldwide. High levels of drilling and well-remediation activity generally spur demand for the Company's products and services used to drill and remediate oil and gas wells. Additionally, high levels of oil and gas activity increase cash flows available for drilling contractors, oilfield service companies, and manufacturers of oil country tubular goods to invest in capital equipment that the Company sells.

Beginning in early 2004, increasing oil and gas prices led to steadily rising levels of drilling activity throughout the world. Concerns about the long-term availability of oil and gas supply also began to build. Consequently, the worldwide rig count increased 15% in 2005, 11% in 2006, and 2% in 2007. As a result of higher cash flows realized by many drilling contractors and other oilfield service companies, as well as the long-term concerns about supply-demand imbalance and the need to replace aging equipment, market conditions for capital equipment purchases have improved significantly since 2005 and 2006, resulting in higher backlogs for the Company at the end of 2007 compared to the end of 2005 and 2006. Backlog for the Company was at approximately $9.0 billion at December 31, 2007 compared to approximately $6.0 billion and $2.3 billion for December 31, 2006 and 2005, respectively.

In 2007, most of the Company's Rig Technology revenue resulted from major capital expenditures of drilling contractors, well servicing companies, and oil companies on rig construction and refurbishment, and well servicing equipment. These capital expenditures are influenced by the amount of cash flow that contractors and service companies generate from drilling, completion, and remediation activity; as well as by the availability of financing, the outlook for future drilling and well servicing activity, and other factors. Generally the Company believes the demand for capital equipment lags increases in the level of drilling activity. The remainder of the Rig Technology segment's revenue in 2007 was related to the sale of spare parts and consumables, the provision of equipment-repair services, and the rental of equipment, which the Company believes are generally determined directly by the level of drilling and well servicing activity.

The majority of the Company's Petroleum Services & Supplies revenue is closely tied to drilling activity, although a portion is related to the sale of capital equipment to drilling contractors, which may somewhat lag the level of drilling activity. Portions of the segment's revenue that are not tied to drilling activity include (i) the sale of progressive cavity pumps and solids control equipment for use in industrial applications; (ii) the performance of in-service pipeline inspections; (iii) the sale of fiberglass and composite tubing to industrial customers, which is generally unrelated to drilling or well remediation activity but may be tied somewhat to oil and gas prices; and (iv) the sale of pipe inspection equipment to the manufacturers of oil country tubular goods, which is indirectly related to drilling activity.

The Company's revenue from Distribution Services is almost entirely driven by drilling activity and oil and gas production activities.

Drilling and well servicing activity can fluctuate significantly in a short period of time. The willingness of oil and gas operators to make capital investments to explore for and produce oil and natural gas will continue to be influenced by numerous factors over which the Company has no control, including: the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain oil price stability through voluntary production limits of oil; the level of oil production by non-OPEC countries; supply and demand for oil and natural gas; general economic and political conditions; costs of exploration and production; the availability of new leases and concessions; and governmental regulations regarding, among other things, environmental protection, taxation, price controls and product allocations. The willingness of drilling contractors and well servicing companies to make capital expenditures for the type of specialized equipment the Company provides is also influenced by numerous factors over which the Company has no control, including: the general level of oil and gas well drilling and servicing; rig dayrates; access to external financing; outlook for future increases in well drilling and well remediation activity; steel prices and fabrication costs; and government regulations regarding, among other things, environmental protection, taxation, and price controls.

Overview of Oil and Gas Well Drilling and Servicing Processes

Oil and gas wells are usually drilled by drilling contractors using a drilling rig. A bit is attached to the end of a drill stem, which is assembled by the drilling rig and its crew from 30-foot joints of drill pipe and specialized drilling components known as downhole tools. Using the conventional rotary drilling method, the drill stem is turned from the rotary table of the drilling rig by torque applied to the kelly, which is screwed into the top of the drill stem. Increasingly, drilling is performed using a drilling motor, which is attached to the bottom of the drill stem and provides rotational force directly to the bit, rather than such force being supplied by the rotary table. The use of a drilling motor permits the drilling contractor to drill directionally, including horizontally. The Company sells and rents drilling motors and downhole tools through its Petroleum Services & Supplies segment.

During drilling, heavy drilling fluids or "drilling muds" are pumped down the drill stem and forced out through jets in the bit. The drilling mud returns to the surface through the space between the borehole wall and the drill stem, carrying with it the drill cuttings drilled out by the bit. The drill cuttings are removed from the mud by a solids control system (which can include shakers, centrifuges and other specialized equipment) and disposed of in an environmentally sound manner. The solids control system permits the mud, which is often comprised of expensive chemicals, to be continuously reused and recirculated back into the hole.

Through its Rig Technology segment, the Company sells the large "mud pumps" that are used to pump drilling mud through the drill stem. Through its Petroleum Services & Supplies business, the Company sells transfer pumps and mud pump consumables; sells and rents solids control equipment; and provides solids control and waste management services. Many operators internally coat the drill stem to improve its hydraulic efficiency and protect it from corrosive fluids sometimes encountered during drilling, and inspect and assess the integrity of the drill pipe from time to time. The Company provides drill pipe inspection and coating services, and applies "hardbanding" material to drill pipe to improve its wear characteristics. These services are provided through the Company's Petroleum Services & Supplies segment.

As the hole depth increases, the kelly must be removed frequently so that additional 30-foot joints of drill pipe can be added to the drill stem. When the bit becomes dull or the equipment at the bottom of the drill stem - including the drilling motors - otherwise requires servicing, the entire drill stem is pulled out of the hole and disassembled by disconnecting the joints of drill pipe. These are set aside or "racked," the old bit is replaced or service is performed, and the drill stem is reassembled and lowered back into the hole (a process called "tripping"). During drilling and tripping operations, joints of drill pipe must be screwed together and tightened ("made up"), and loosened and unscrewed ("spun out"). The Company's Rig Technology business provides drilling equipment to manipulate and maneuver the drill pipe in this manner. When the hole has reached certain depths, all of the drill pipe is pulled out of the hole and larger diameter pipe known as casing is lowered into the hole and permanently cemented in place in order to protect against collapse and contamination of the hole. The casing is typically inspected before it is lowered into the hole, a service the Company's Petroleum Services & Supplies business provides. The Company's Rig Technology segment manufactures pressure pumping equipment that is used to cement the casing in place.

The raising and lowering of the drill stem while drilling or tripping, and the lowering of casing into the wellbore, are accomplished with the rig's hoisting system. A conventional hoisting system is a block and tackle mechanism that works within the drilling rig's derrick. The lifting of this mechanism is performed via a series of pulleys that are attached to the drawworks at the base of the derrick. The Company's Rig Technology segment sells and installs drawworks and pipe hoisting systems.

During the course of normal drilling operations, the drill stem passes through different geological formations, which exhibit varying pressure characteristics. If this pressure is not contained, oil, gas and/or water would flow out of these formations to the surface. The two means of containing these pressures are (i) primarily the circulation of drilling muds while drilling and (ii) secondarily the use of blowout preventers should the mud prove inadequate and in an emergency situation. The Company's Rig Technology group sells and services blowout preventers.

Drilling muds are carefully designed to exhibit certain qualities that optimize the drilling process. In addition to containing formation pressure, they must (i) provide power to the drilling motor, (ii) carry drilled solids to the surface, (iii) protect the drilled formations from being damaged, and (iv) cool the drill bit. Achieving these objectives often requires a formulation specific to a given well and can involve the use of expensive chemicals as well as natural materials such as certain types of clay. The fluid itself is often oil or more-expensive synthetic mud. Given this expense, it is highly desirable to reuse as much of the drilling mud as possible. Solids control equipment such as shale shakers, centrifuges, cuttings dryers, and mud cleaners help accomplish this objective. The Company's Petroleum Services & Supplies group rents, sells, operates and services this equipment. Drilling muds are formulated based on expected drilling conditions. However, as the hole is drilled, the drill stem may encounter a high pressure zone where the mud density is inadequate to maintain sufficient pressure. Should efforts to "weight up" the mud in order to contain such a pressure kick fail, a blowout could result, whereby reservoir fluids would flow uncontrolled into the well. To prevent blowouts to the surface of the well, a series of high-pressure valves known as blowout preventers ("BOPs") are positioned at the top of the well and, when activated, form tight seals that prevent the escape of fluids. When closed, conventional BOPs prevent normal rig operations. Therefore, the BOPs are activated only if drilling mud and normal well control procedures cannot safely contain the pressure. BOPs have been designed to contain pressures of up to 20,000 psi.

The operations of the rig and the condition of the drilling mud are closely monitored by various sensors, which measure operating parameters such as the weight on the rig's hook, the incidence of pressure kicks, the operation of the drilling mud pumps, etc. Through its Petroleum Services & Supplies business, the Company sells and rents drilling rig instrumentation packages that perform these monitoring functions.

During the drilling and completion of a well, there exists an ongoing need for various consumables and spare parts. While most of these items are small, in the aggregate they represent an important element of the process. Since it is impractical for each drilling location to have a full supply of these items, drilling contractors and well service companies tend to rely on third parties to stock and deliver these items. The Company provides this capability through its Distribution Services segment, which stocks and sells spares and consumables made by third parties, as well as spares and consumables made by the Company.

After the well has reached its total depth and the final section of casing has been set, the drilling rig is moved off of the well and the well is prepared to begin producing oil or gas in a process known as "well completion." Well completion usually involves installing production tubing concentrically in the casing. Due to the corrosive nature of many produced fluids, production tubing is often inspected and coated, services offered by the Company's Petroleum Services & Supplies business. Sometimes operators choose to use corrosion resistant composite materials (which the Company offers through its Petroleum Services & Supplies business), or corrosion-resistant alloys, or operators sometimes pump fluids into wells to inhibit corrosion.

From time to time, a producing well may undergo workover procedures to extend its life and increase its production rate. Workover rigs are used to disassemble the wellhead, tubing and other completion components of an existing well in order to stimulate or remediate the well. Workover rigs are similar to drilling rigs in their capabilities to handle tubing, but are usually smaller and somewhat less sophisticated. The Company offers a comprehensive range of workover rigs through its Rig Technology segment. Tubing and sucker rods removed from a well during a well remediation operation are often inspected to determine their suitability to be reused in the well, which is a service the Company's Petroleum Services & Supplies business provides.

Frequently coiled tubing units or wireline units are used to accomplish certain well remediation operations or well completions. Coiled tubing is a recent advancement in petroleum technology consisting of a continuous length of reeled steel tubing which can be injected concentrically into the production tubing all the way to the bottom of most wells. It permits many operations to be performed without disassembling the production tubing, and without curtailing the production of the well. Wireline winch units are devices that utilize single-strand or multistrand wires to perform well-remediation operations, such as lowering tools and transmitting data to the surface.

Through the Rig Technology group, the Company sells and rents various types of coiled tubing equipment, and wireline equipment and tools. The Company also manufactures and sells coiled tubing pipe through its Petroleum Services & Supplies segment.

Rig Technology

The Company has a long tradition of pioneering innovations in drilling and well servicing equipment which improve the efficiency, safety, and cost of drilling and well servicing operations. The Rig Technology group designs, manufactures and sells a wide variety of top drives, automated pipe handling systems, motion compensation systems, rig controls, BOPs, handling tools, drawworks, risers, rotary tables, mud pumps, cranes, drilling motors and other drilling equipment for both the onshore and offshore markets. The Rig Technology group also manufactures entire rig packages, both drilling and workover, in addition to well servicing equipment such as coiled tubing units, pressure pumping equipment, and wireline winches.

The Rig Technology group sells directly to drilling contractors, shipyards and other rig fabricators, well servicing companies, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. Demand for its products, several of which are described below, is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity.

Land Rig Packages. NOV designs, manufactures, assembles, upgrades, and supplies equipment sets to a variety of land drilling rigs, including those specifically designed to operate in harsh environments such as the Arctic Circle and the desert. Our key land rig product names include the Ideal Rig™ and Rapid Rig®. NOV's recent rig packages are designed to be safer and fast moving, to utilize AC technology, and to reduce manpower required to operate a rig.

Top Drives. The Top Drive Drilling System ("TDS"), originally introduced by NOV in 1982, significantly alters the traditional drilling process. The TDS rotates the drill stem from its top, rather than by the rotary table, with a large electric motor affixed to rails installed in the derrick that traverses the length of the derrick to the rig floor. Therefore, the TDS eliminates the use of the conventional rotary table for drilling. Components of the TDS also are used to connect additional joints of drill pipe to the drill stem during drilling operations, enabling drilling with three joints of drill pipe compared to traditionally drilling with one joint of drill pipe. Additionally, the TDS facilitates horizontal and extended reach drilling.

Drilling Motors. NOV has helped lead the application of AC motor technology in the oilfield industry. We are now transitioning from buying motors from third parties to building them in our own facilities and further developing motor technology, including the introduction of permanent magnet motor technology to the industry. These permanent magnet motors are being used in top drives, cranes, mud pumps, winches, and drawworks.

Rotary Equipment. The alternative to using a TDS to rotate the drill stem is to use a rotary table, which rotates the pipe at the floor of the rig. The Rig Technology group produces rotary tables as well as kelly bushings and master bushings for most sizes of kellys and makes of rotary tables. In 1998, NOV introduced the Rotary Support Table for use on rigs with a TDS. The Rotary Support Table is used in concert with the TDS to completely eliminate the need for the larger conventional rotary table.

Pipe Handling Systems. Pipe racking systems are used to handle drill pipe, casing and tubing on a drilling rig. Vertical pipe racking systems move drill pipe and casing between the well and a storage ("racking") area on the rig floor. Horizontal racking systems are used to handle tubulars while stored horizontally (for example, on the pipe deck of an offshore rig) and transport tubulars up to the rig floor and into a vertical position for use in the drilling process.

Vertical pipe racking systems are used predominantly on offshore rigs and are found on almost all floating rigs. Mechanical vertical pipe racking systems greatly reduce the manual effort involved in pipe handling. Pipe racking systems, introduced by NOV in 1985, provide a fully automated mechanism for handling and racking drill pipe during drilling and tripping operations, spinning and torquing drill pipe, and automatic hoisting and racking of disconnected joints of drill pipe. These functions can be integrated via computer controlled sequencing, and operated by a driller in an environmentally secure cabin. An important element of this system is the Iron Roughneck, which was originally introduced by NOV in 1976 and is an automated device that makes pipe connections on the rig floor and requires less direct involvement of rig floor personnel in potentially dangerous operations. The Automated Roughneck is an automated microprocessor-controlled version of the Iron Roughneck.

Horizontal pipe transfer systems were introduced by NOV in 1993. They include the Pipe Deck Machine ("PDM"), which is used to manipulate and move tubulars while stored in a horizontal position; the Pipe Transfer Conveyor ("PTC"), which transports sections of pipe to the rig floor; and a Pickup Laydown System ("PLS"), which raises the pipe to a vertical position for transfer to a vertical racking system. These components may be employed separately, or incorporated together to form a complete horizontal racking system, known as the Pipe Transfer System ("PTS").

Pipe Handling Tools. The Company's pipe handling tools are designed to enhance the safety, efficiency and reliability of pipe handling operations. Many of these tools have provided innovative methods of performing the designated task through mechanization of functions previously performed manually. The Rig Technology group manufactures various tools used to grip, hold, raise, and lower pipe, and in the making up and breaking out of drill pipe, workstrings, casing and production tubulars including spinning wrenches, manual tongs, torque wrenches and kelly spinners.

Mud Pumps. Mud pumps are high pressure pumps located on the rig that force drilling mud down the drill pipe, through the drill bit, and up the space between the drill pipe and the drilled formation (the "annulus") back to the surface. These pumps, which generate pressures of up to 7,500 psi, must therefore be capable of displacing drilling fluids several thousand feet down and back up the well bore. The conventional mud pump design, known as the triplex pump, uses three reciprocating pistons oriented horizontally. Recently, NOV has introduced the HEX Pump, which uses six pumping cylinders, versus the three used in the triplex pump. Along with other design features, the greater number of cylinders reduces pulsations (or surges) and increases the output available from a given footprint. Reduced pulsation is desirable where downhole measurement equipment is being used during the drilling process, as is often the case in directional drilling.

Hoisting Systems. Hoisting systems are used to raise or lower the drill stem while drilling or tripping, and to lower casing into the wellbore. The drawworks is the heart of the hoisting system. It is a large winch that spools off or takes in the drilling line, which is in turn connected to the drill stem at the top of the derrick. The drawworks also plays an important role in keeping the weight on the drill bit at a desired level. This task is particularly challenging on offshore drilling rigs, which are subject to wave motion. To address this, NOV has introduced the Active Heave Drilling ("AHD") Drawworks. The AHD Drawworks uses computer-controlled motors to compensate for the motion experienced in offshore drilling operations.

Cranes. NOV provides a comprehensive range of crane solutions, with purpose-built products for all segments of the oil and gas industry as well as many other markets. The Company encompasses a broad collection of brand names with international recognition, and includes a large staff of engineers specializing in the design of cranes and related equipment. The product range extends from small cargo-handling cranes to the world's largest marine cranes. In all, the Company provides over twenty crane product lines that include standard model configurations as well as custom-engineered and specialty cranes.

Motion Compensation Systems. Traditionally, motion compensation equipment is located on top of the drilling rig and serves to stabilize the bit on the bottom of the hole, increasing drilling effectiveness of floating offshore rigs by compensating for wave and wind action. The AHD Drawworks, discussed above, was introduced to eliminate weight and improve safety, removing the compensator from the top of the rig and integrating it into the drawworks system. In addition to the AHD Drawworks, NOV has introduced an Active Heave Compensation ("AHC") System that goes beyond the capabilities of the AHD Drawworks to handle the most severe weather. Additionally, NOV tensioning systems provide continuous axial tension to the marine riser pipe (larger diameter pipe which connects floating drilling rigs to the well on the ocean floor) and guide lines on floating drilling rigs, tension leg platforms and jack-up drilling rigs.

Blowout Preventers. BOPs are devices used to seal the space ("annulus") between the drill pipe and the borehole to prevent blowouts (uncontrolled flows of formation fluids and gases to the surface). The Rig Technology group manufactures a wide array of BOPs used in various situations. Ram and annular BOPs are back-up devices that are activated only if other techniques for controlling pressure in the wellbore are inadequate. When closed, these devices prevent normal rig operations. Ram BOPs seal the wellbore by hydraulically closing rams (thick heavy blocks of steel) against each other across the wellbore. Specially designed packers seal around specific sizes of pipe in the wellbore, shear pipe in the wellbore or close off an open hole. Annular BOPs seal the wellbore by hydraulically closing a rubber packing unit around the drill pipe or kelly or by sealing against itself if nothing is in the hole. NOV's Pressure Control While Drilling ("PCWD")® BOP, introduced in 1995, allows operators to drill at pressures up to 2,000 psi without interrupting normal operations, and can act as a normal spherical BOP at pressures up to 5,000 psi.

In 1998, NOV introduced the NXT® ram type BOP which eliminates door bolts, providing significant weight, rig-time, and space savings. Its unique features make subsea operation more efficient through faster ram configuration changes without tripping the BOP stack. In 2004, NOV introduced the LXT, which features many of the design elements of the NXT, but is targeted at the land market. In 2005, the Company began commercializing technology related to a continuous circulation device. This device enables drilling contractors to make and break drill pipe connections without stopping the circulation of drilling fluids, which helps increase drilling efficiency.

Derricks and Substructures. Drilling activities are carried out from a drilling rig. A drilling rig consists of one or two derricks; the substructure that supports the derrick(s); and the rig package, which consists of the various pieces of equipment discussed above. The Rig Technology segment designs, fabricates and services derricks used in both onshore and offshore applications, and substructures used in onshore applications. The Rig Technology group also works with shipyards in the fabrication of substructures for offshore drilling rigs.

Coiled Tubing Equipment. Coiled tubing consists of flexible steel tubing manufactured in a continuous string and spooled on a reel. It can extend several thousand feet in length and is run in and out of the wellbore at a high rate of speed by a hydraulically operated coiled tubing unit. A coiled tubing unit is typically mounted on a truck or skid (steel frames on which portable equipment is mounted to facilitate handling with cranes or flatbed trucks) and consists of a hydraulically operated tubing reel or drum, an injector head which pushes or pulls the tubing in or out of the wellbore, and various power and control systems. Coiled tubing is typically used with sophisticated pressure control equipment which permits the operator to continue to safely produce the well. The Rig Technology group manufactures and sells both coiled tubing units and the ancillary pressure control equipment used in these operations. Through its acquisition of Rolligon in late 2006, the Company enhanced its portfolio by adding additional pressure pumping and coiled tubing equipment products.

Currently, most coiled tubing units are used in well remediation and completion applications. The Company believes that advances in the manufacturing process of coiled tubing, tubing fatigue protection and the capability to manufacture larger diameter and increased wall thickness coiled tubing strings have resulted in increased uses and applications for coiled tubing products. For example, some well operators are now using coiled tubing in drilling applications such as slim hole reentries of existing wells. NOV engineered and manufactured the first coiled tubing units built specifically for coiled tubing drilling in 1996.

Generally, the Rig Technology group supplies customers with the equipment and components necessary to use coiled tubing, which the customers typically purchase separately. The group's coiled tubing product line consists of coiled tubing units, coiled tubing pressure control equipment, pressure pumping equipment, snubbing units (which are units that force tubulars into a well when pressure is contained within the wellbore), nitrogen pumping equipment and cementing, stimulation, fracturing and blending equipment.

Wireline Equipment. NOV's wireline products include wireline drum units, which consist of a spool or drum of wireline cable, mounted in a mobile vehicle or skid, which works in conjunction with a source of power (an engine mounted in the vehicle or within a separate "power pack" skid). The wireline drum unit is used to spool wireline cable into or out of a well, in order to perform surveys inside the well, sample fluids from the bottom of the well, retrieve or replace components from inside the well, or to perform other well remediation or survey operations. The wireline used may be "slickline," which is conventional steel cable used to convey tools in or out of the well, or "electric line," which contains an imbedded single-conductor or multi-conductor electrical line which permits communication between the surface and electronic instruments attached to the end of the wireline at the bottom of the well.

Wireline units are usually used in conjunction with a variety of other pressure control equipment which permit safe access into wells while they are flowing and under pressure at the surface. The company engineers and manufactures a broad range of pressure control equipment for wireline operations, including wireline blowout preventers, strippers, packers, lubricators and grease injection units. Additionally, the Company makes wireline rigging equipment such as mast trucks.

Facilities. The Company conducts Rig Technology manufacturing operations at major facilities in Houston, Galena Park, Sugar Land, Conroe, Anderson, Fort Worth and Pampa, Texas; Tulsa and Duncan, Oklahoma; Orange, California; Calgary, Nisku and Edmonton, Canada; Mexicali, Mexico; Kristiansand and Stavanger, Norway; Etten-Leur, the Netherlands; Carquefou, France; Lanzhou and Shanghai, China; Jebel Ali, UAE; Minsk, Belarus; and Dehradun, India. The Rig Technology group maintains sales and service offices in most major oilfield markets, either directly or through agents.

Customers and Competition. The Rig Technology segment sells directly to drilling contractors, other rig fabricators, well servicing companies, pressure pumping companies, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. Demand for its products is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity.

The products of the Rig Technology group are sold in highly competitive markets and its sales and earnings can be affected by competitive actions such as price changes, new product development, or improved availability and delivery. The group's primary competitors are Access Oil Tools; Aker Kvaerner AS; American Block; Bomco; Canrig (a division of Nabors Industries); Cavins Oil Tools; Cameron; DenCon Oil Tools; Forum Oilfield Technologies; General Electric; Hong Hua; IDM; LTI (a division of Rowan Companies); M&I Electric; Tesco Corporation; Wirth M&B GmbH; Stewart & Stevenson, Inc.; ASEP; Crown Energy Technologies; Huntings, Ltd.; Vanoil; Parveen Industries; and Weatherford International, Inc. Management believes that the principal competitive factors affecting its Drilling Equipment business are performance, quality, reputation, customer service, availability of products, spare parts, and consumables, breadth of product line and price.

Petroleum Services & Supplies

The Company provides a broad range of support equipment, spare parts, consumables and services through the Petroleum Services & Supplies segment. The Petroleum Services & Supplies group sells directly to drilling contractors; well servicing companies; oil and gas producers; national oil companies; tubular processors, manufacturers and distributors; oilfield distributors; and pipeline operators.

The Petroleum Services & Supplies group provides a variety of tubular services, composite tubing, and coiled tubing to oil and gas producers, national oil companies, drilling contractors, well servicing companies, pipeline operators, and tubular processors, manufacturers and distributors. These include inspection and reclamation services for drill pipe, casing, production tubing, sucker rods and line pipe at drilling and workover rig locations, at yards owned by its customers, at steel mills and processing facilities that manufacture tubular goods, and at facilities which it owns. The group also provides internal coating of tubular goods at several coating plants worldwide and through licensees in certain locations. Additionally, the Company designs, manufactures and sells high pressure fiberglass and composite tubulars for use in corrosive applications and coiled tubing for use in well servicing applications; and provides in-service inspection of oil, gas and product transmission pipelines through its application of instrumented survey tools ("smart pigs") which it engineers, manufactures and operates.

The Company's customers rely on tubular inspection services to avoid failure of tubing, casing, flowlines, pipelines and drill pipe. Such tubular failures are expensive and in some cases catastrophic. The Company's customers rely on internal coatings of tubular goods to prolong the useful lives of tubulars and to increase the volumetric throughput of in-service tubular goods. The Company's customers sometimes use fiberglass or composite tubulars in lieu of conventional steel tubulars, due to the corrosion-resistant properties of fiberglass and other composite materials. Tubular inspection and coating services are used most frequently in operations in high-temperature, deep, corrosive oil and gas environments. In selecting a provider of tubular inspection and tubular coating services, oil and gas operators consider such factors as reputation, experience, technology of products offered, reliability and price.

The Company's Petroleum Services & Supplies group also provides products and services that are used in the course of drilling oil and gas wells. The Downhole Tools business sells and rents drilling motors and specialized downhole tools that are incorporated into the drill stem during drilling operations ("Downhole Tools"), and are also used during fishing, well intervention, re-entry, and well completion operations. The Solids Control business is engaged in the provision of highly-engineered equipment, products and services which separate and manage drill cuttings produced by the drilling process ("Solids Control"). Drill cuttings are usually contaminated with petroleum or drilling fluids, and must be disposed of in an environmentally sound manner. Additionally, efficient separation of drill cuttings enables the re-use of often costly drilling fluids. The Instrumentation business rents and sells proprietary drilling rig instrumentation packages and control systems which monitor various processes throughout the drilling operation, under the name MD®/Totco® ("Instrumentation"). The Pumps & Expendables business provides centrifugal, reciprocating, and progressing cavity pumps and pump expendables ("Pumps & Expendables") into the global oil and gas and industrial markets.

Tubular Coating. The Company develops, manufactures and applies its proprietary tubular coatings, known as Tube-Kote® coatings, to new and used tubulars. Tubular coatings help prevent corrosion of tubulars by providing a tough plastic shield to isolate steel from corrosive oilfield fluids such as CO2, H2S and brine. Delaying or preventing corrosion extends the life of existing tubulars, reduces the frequency of well remediation and reduces expensive interruptions in production. In addition, coatings are designed to increase the fluid flow rate through tubulars by decreasing or eliminating paraffin and scale build-up, which can reduce or block oil flow in producing wells. The smooth inner surfaces of coated tubulars often increase the fluid through-put on certain high-rate oil and gas wells by reducing friction and turbulence. The Company's reputation for supplying quality internal coatings is an important factor in its business, since the failure of coatings can lead to expensive production delays and premature tubular failure. In 2005, NOV created a 60%-owned joint venture in China with the Huabei Petroleum Administration Bureau, which coats Chinese produced drill pipe using NOV's proprietary coatings. In 2007, the joint venture opened a second coating plant in Jiangyin City, China.

Tubular Inspection. Newly manufactured pipe sometimes contains serious defects that are not detected at the mill. In addition, pipe can be damaged in transit and during handling prior to use at the well site. As a result, exploration and production companies often have new tubulars inspected before they are placed in service to reduce the risk of tubular failures during drilling, completion, or production of oil and gas wells. Used tubulars are inspected by the Company to detect service-induced flaws after the tubulars are removed from operation. Used drill pipe and used tubing inspection programs allow operators to replace defective lengths, thereby prolonging the life of the remaining pipe and saving the customer the cost of unnecessary tubular replacements and expenses related to tubular failures.

Tubular inspection services employ all major non-destructive inspection techniques, including electromagnetic, ultrasonic, magnetic flux leakage and gamma ray. These inspection services are provided both by mobile units which work at the wellhead as used tubing is removed from a well, and at fixed site tubular inspection locations. The group provides an ultrasonic inspection service for detecting potential fatigue cracks in the end area of used drill pipe, the portion of the pipe that traditionally has been the most difficult to inspect. Tubular inspection facilities also offer a wide range of related services, such as API thread inspection, ring and plug gauging, and a complete line of reclamation services necessary to return tubulars to useful service, including tubular cleaning and straightening, hydrostatic testing and re-threading.

In addition, the Company applies hardbanding material to drill pipe, to enhance its wear characteristics and reduce downhole casing wear as a result of the drilling process. In 2002, the Company introduced its proprietary line of hardbanding material, TCS - 8000™. The group also cleans, straightens, inspects and coats sucker rods at 11 facilities throughout the Western Hemisphere. Additionally, new sucker rods are inspected before they are placed into service, to avoid premature failure, which can cause the oil well operator to have to pull and replace the sucker rod.

Mill Systems and Sales. The Company engineers and fabricates inspection equipment for steel mills, which it sells and rents. The equipment is used for quality control purposes to detect defects in the pipe during the high-speed manufacturing process. Each piece of mill inspection equipment is designed to customer specifications and is installed and serviced by the Company.

Fiberglass & Composite Tubulars. When compared to conventional carbon steel and even corrosion-resistant alloys, resin-impregnated fiberglass and other modern plastic composites often exhibit superior resistance to corrosion. Some producers manage the corrosive fluids sometimes found in oil and gas fields by utilizing composite or fiberglass tubing, casing and line pipe in the operations of their fields. In 1997, the Company acquired Fiber Glass Systems, a leading provider of high pressure fiberglass tubulars used in oilfield applications, to further serve the tubular corrosion prevention needs of its customers. Fiber Glass Systems has manufactured fiberglass pipe since 1968 under the name "Star®," and was the first manufacturer of high-pressure fiberglass pipe to be licensed by the API in 1992. Through acquisitions and investments in technologies, the Company has extended its fiberglass and composite tubing offering into industrial and marine applications, in addition to its oilfield market.

Coiled Tubing. Coiled tubing provides a number of significant functional advantages over the principal alternatives of conventional drill pipe and workover pipe. Coiled tubing allows faster "tripping," since the coiled tubing can be reeled quickly on and off a drum and in and out of a wellbore. In addition, the small size of the coiled tubing unit compared to an average workover rig or drilling rig reduces preparation time at the well site. Coiled tubing permits a variety of workover and other operations to be performed without having to pull the existing production tubing from the well and allows ease of operation in horizontal or highly deviated wells. Thus, operations using coiled tubing can be performed much more quickly and, in many instances, at a significantly lower cost. Finally, use of coiled tubing generally allows continuous production of the well, eliminating the need to temporarily stop the flow of hydrocarbons. As a result, the economics of a workover are improved because the well can continue to produce hydrocarbons and thus produce revenues while the well treatments are occurring. Continuous production also reduces the risk of formation damage which can occur when the flow of fluids is stopped or isolated. Under normal operating conditions, the coiled tubing string must be replaced every three to four months. NOV designs, manufactures, and sells coiled tubing under the Quality Tubing brand name at its mill in Houston, Texas.

Pipeline Inspection. In-service inspection services for oil and gas pipelines identify anomalies in pipelines without removing or dismantling the pipelines or stopping the product flow, giving customers a convenient and cost-effective method of identifying potential defects. The Petroleum Services & Supplies group inspects pipelines by launching a sophisticated survey instrument into the pipeline. Propelled by the product flow, the instrument uses electromagnetics, ultrasonics, and mechanical measurements received on digital and analog media to monitor the severity and location of internal and external pitting-type corrosion as well as other mechanical anomalies in the pipeline, providing a basis for evaluation and repair by the customer. Once the test is complete, the survey instrument is returned to the Company, refurbished and used for future pipeline inspections.

Downhole Tools. NOV designs, manufacturers and services a wide array of downhole motors used in straight hole, directional, slim hole, and coiled tubing drilling applications. These motors are sold or leased under the brand names TrudrillTM, VectorTM, BlackMax®, and PrescottTM. This business also maintains a wide variety of motor power sections, which it incorporates into its own motors and also sells to third parties. Downhole drilling motors utilize hydraulic horsepower from the drilling fluid pumped down the drill stem to develop torque at the bit. Motors are capable of achieving higher rotary velocities than can generally be achieved using conventional surface rotary equipment. Motors are often used in conjunction with high speed PDC bits to improve rates of penetration.

The Downhole Tools group also manufactures and sells drilling jars and fishing tools, which are marketed under the GriffithTM and Bowen® brand names. Drilling jars are placed in the drill string, where they can be used to generate a sudden, jarring motion to free the drill string should it become stuck in the wellbore during the drilling process. This jarring motion is generated using hydraulic and/or mechanical force provided at the surface. In the event that a portion of the drill string becomes stuck and cannot be jarred loose, fishing tools are run into the wellbore on the end of the drill string to retrieve the portion that is stuck.

NOV acquired NQL Energy Services, Inc. ("NQL") in late 2006 for approximately $300 million in cash. NQL manufactures, leases, sells and services downhole tools - including drilling motors, jars, shock tools, reamers, and EM-MWD systems - in 23 locations across seven countries. NOV acquired the assets of Gammaloy Holdings, L.P. in 2007. Gammaloy™ manufactures, sells and rents non-magnetic drill collars and other related products. These transactions have expanded NOV's downhole tools portfolio and increased exposure to directional drilling services.

Solids Control. The Solids Control product line uses a variety of technologies to separate drill cuttings from drilling fluids, and to transport, dry and refine drill cuttings for safe disposal under the Brandt NOV brand name. The Company believes the regulatory and industry trends toward minimizing the environmental impact of drilling operations in a number of environmentally sensitive oil and gas producing regions will lead to greater demand for solids control products and waste management services. Waste management services cover many areas associated with the drilling of a well including solids removal, solids transport, solids treatment and solids disposal. The Company further believes the trend towards more technically complex drilling, including highly deviated directional wells and slim-hole completions, will favorably impact the demand for solids control technology because of its ability to reduce costly downhole problems. As environmental constraints are increased and as awareness of environmental protection grows, the Company believes that its drill cuttings separation, cuttings transport and treating processes will experience increased demand.

The Company has a history of introducing new solids control products and services obtained both through its internal development and through acquiring or licensing technologies from others. Current product offerings are circular, elliptical and linear motion shale shakers and shale shaker screens that comply with the November 2004 API Recommended Practice 13C, degassers, desanders, desilters, high speed/high capacity centrifuges and conventional centrifuges, thermal desorption units, cuttings conveyance systems and closed loop drilling fluids systems at its facilities in Conroe and Houston, Texas; Aberdeen, Scotland; Leduc, Canada; Trinidad; Singapore; and Dubai, UAE.

Through development of new product offerings and strategic acquisitions the Company has become a leading provider of thermal desorption cuttings processing services to the drilling industry. Similar efforts have been successful in developing a broad range of services, including centrifugal dryers, and the Brandt NOV FreeFlow system.

Instrumentation. The Company's Instrumentation business provides drilling rig operators real time measurement and monitoring of critical parameters required to improve rig safety and efficiency. In 1999, the Company introduced its RigSense® Wellsite Information System, which combines leading hardware and software technologies into an integrated drilling rig package. Access of drilling data is provided to offsite locations, enabling company personnel to monitor drilling operations from an office environment, through a secure link. Systems are both sold and rented, and are comprised of hazardous area sensors placed throughout the rig to measure critical drilling parameters; all networked back to a central command station for review, recording and interpretation. This allows key rig personnel to perform individual jobs more effectively. The Company has evolved from data collection to a leading drilling information provider by using state-of-the-art satellite communications to increase operational efficiencies between drilling rigs and their corporate office. The Company offers unique business integration services to directly integrate information into business applications that improves accuracy and assists drilling contractors in managing their drilling business. Cost of compliance for Sarbanes-Oxley is minimized through the Company's DrillSuite™ and RigMS offerings. Reports on drilling activities and processes are now provided from the rig site as a part of the DrillSuite business solution to assist the drilling contractor in managing their business of drilling. DrillSuite allows contractors to streamline administration by eliminating manual entry of data, promotes accurate payroll processing and invoicing, and includes asset tracking and preventive maintenance management through its RigMS solution. The real time information provided also allows the Company to advance the drilling process using advanced drilling algorithms and electronic controls such as our Wildcat Auto Drilling System for better execution of the well plan, enhanced rates of penetration, reduced program costs, and improved wellbore quality. Complimenting the Company's surface solutions is a portfolio of Down-Hole Instrumentation (DHI) products for both straight-hole and directional markets. Key advancements in this area include the introduction of the Company's time saving ETotco™ Electronic Drift Recorder, which serves as an electronic equivalent to the traditional mechanical drift tool that helped to launch the Company in 1929. As a pioneer in down-hole electromagnetic (EM) communications for MWD tools, the Company serves the market of independent directional drillers with sales and rental business models via its BlackStar® EM MWD group. The EM advantage allows the benefits of MWD operations to be realized for drilling situations where traditional mud-pulsed communications are problematic with respect to wellbore quality.

Pumps & Expendables. The Company's Pumps & Expendables business designs, manufactures, and sells pumps that are used in oil and gas drilling operations and production applications. These pumps include reciprocating, centrifugal, and progressive cavity pumps. (High pressure mud pumps are sold within the Rig Technology segment.) These pumps are sold as individual units and unitized packages with drivers, controls and piping. This group also manufactures fluid end expendables (liners, valves, pistons, and plungers) fluid end modules, and a complete line of dies and inserts for pipe handling. The group offers popular industry brand names like Wheatley, Gaso, and Omega reciprocating pumps, acquired in 2000; Halco Centrifugal Pumps, acquired in 2002; Petroleum Expendable Products (PEP), acquired in 1997; and Phoenix Energy Products, acquired in 1998.

The group, through its Mono/Monoflo® business, is also a worldwide leader in the design and manufacture of a wide range of progressive cavity pumps, grinders and screens used in various industrial applications. Mono/Monoflo also manufactures a broad range of oilfield products which include fluid transfer, artificial lift and power sections.

The group also manufactures a line of commodity and high end valves and chokes used in both production and drilling applications. Additionally these products are used in the fabrication of choke and kill manifolds as well as standpipe manifolds.

The group manufactures its pump products in Houston, Odessa and Marble Falls, Texas; Tulsa and McAlester, Oklahoma; Scott, Louisiana; Manchester, England; Melbourne, Australia; and Buenos Aires, Argentina.

Customers and Competition. Customers for the Petroleum Services & Supplies' tubular services include major and independent oil and gas companies, national oil companies, drilling and workover contractors, oilfield equipment and product distributors and manufacturers, oilfield service companies, pipeline operators, steel mills, and other industrial companies. The Company's competitors include, among others, Ameron International Corp, EDO Corporation, Pipeline Integrity International Ltd. (a division of General Electric), ShawCor Ltd., Smith International, Inc., Frank's International, Inc., H. Rosen Engineering, GmbH; T.D. Williamson, Inc.; Baker Hughes Incorporated; Diascan; Magpie; Weatherford International Ltd.; Patterson Tubular Services; and Precision Tube (a division of Tenaris). In addition, the group competes with a number of smaller regional competitors in tubular inspection. Certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which this group operates have adopted policies or regulations that may give local nationals in these countries certain competitive advantages. Within the Company's corrosion control products, certain substitutes such as non-metallic tubulars, inhibitors, corrosion resistant alloys, cathodic protection systems, and non-metallic liner systems also compete with the Company's products. Management believes that the principal competitive factors affecting this business are performance, quality, reputation, customer service, availability of products, spare parts, and consumables, breadth of product line and price.

The primary customers for drilling services offered by the Petroleum Services & Supplies group include drilling contractors, well servicing companies, major and independent oil and gas companies, and national oil companies. Competitors in drilling services include Smith International ("SWACO"); Derrick Manufacturing Corp.; Fluid Systems; Oil Tools Pte. Ltd; Peak Energy Services, Ltd.; Petron Industries, Inc.; Epoch (a division of Nabors Industries); Pason Systems, Inc.; Robbins & Myers; Kem-Tron, Inc.; Double Life Corporation, Inc.; Oteco, Inc.; Southwest Oilfield Products; Forum Oilfield Technologies; P-Quip Oilfield Products; and a number of regional competitors. The Petroleum Services & Supplies group sells drilling services into highly competitive markets. Management believes that on-site service is becoming an increasingly important competitive element in this market, and that the principal competitive factors affecting the business are performance, quality, reputation, customer service, product availability and technology, breadth of product line and price.

Distribution Services

Through its network of over 180 locations worldwide, the Distribution Services group provides supply chain management services to drilling contractors and operators around the world. This group stocks and sells consumable maintenance, repair and operating supplies and spare parts that are needed throughout the drilling, completion and production process. The supplies and equipment stocked by our distribution service centers vary by location. Each distribution point generally offers a large line of oilfield products including valves, fittings, flanges, spare parts for oilfield equipment and miscellaneous expendable items. This group's procurement and supply chain solutions for customers that choose to outsource these functions generate a quarter of this group's revenues.

A new industry value offering by the Distribution Services group is the installation, staffing and management of supply stores on offshore drilling rigs. When NOV assumes the responsibility of operating these stores, it installs its own ERP system onboard to access NOV's distribution locations around the world, its base of thousands of vendors globally and NOV's global inventory. This relieves the average offshore drilling rig's balance sheet, provides substantially better accounting of these expense items, extends payment on part of the driller until the item is actually issued from the onboard supply store, and removes risk of ownership from the buyer. Drillers reduce lead-times since NOV's materials planning process now has access to real-time demand patterns specific to the rig. This also enables standardization between rigs and across the industry. In today's world of tight supply, critical spares can be more efficiently managed between rigs in centralized NOV locations, eliminating the need to carry expensive "just-in-case" duplicate assets on every rig. While the benefits are substantial for smaller/new drilling contractors, or rigs in remote locations around the world, large established drilling companies also benefit from more effective supply chain management and reduced total cost of ownership.

NOV's e-Distribution solutions leverage the flexible infrastructure of SAP™ to extend the customer's investment in systems and address the total cost of ownership by streamlining the acquisition process from requisition to procurement to payment, by digitally managing approval routing and workflow, and by providing robust reporting functionality.

Approximately 77% of the Distribution Services group's sales in 2007 were in the United States and Canada. The remainder comes from key international markets in Latin America, the North Sea, Middle East, Africa and the Far East.

Strategically the group enhanced its alliances with oil and gas companies and certain drilling contractors, and is continually expanding its offerings, like setting up and operating supply stores on offshore rigs, to increase its revenues and offer differentiating value propositions. Additionally the group continues to leverage its extensive purchasing power to reduce the costs of the goods it purchases. The group is strategically expanding its sourcing network into low cost countries globally.

Customers and Competition. The primary customers for Distribution Services include drilling contractors, well servicing companies, major and independent oil and gas companies, and national oil companies. Competitors in Distribution Services include Wilson Supply (a division of Smith International), CE Franklin, McJunkin Red Man, and a number of regional competitors.

2007 Acquisitions and Other Investments

In 2007, the Company made the following acquisitions and outside investments:

Acquisition	Form	Operating Segment	Date of Transactions
Gammaloy Holdings, L.P.	Asset	Petroleum Services & Supply	April 2007
Molde Produksjonssenter AS	Stock	Rig Technology	April 2007
Moineaus S.A.I.C.	Stock	Petroleum Services & Supply	June 2007
Hiram Industries, Inc.	Asset	Petroleum Services & Supply	June 2007
Sampwell Testing Services, Ltd./New Era Machining, Ltd.	Stock/Asset	Petroleum Services & Supply	July 2007
CTES, LP	Asset	Rig Technology	July 2007
Sara Services and Engineers Pvt. Ltd.	Stock	Rig Technology	July 2007
Kreiter Geartech	Asset	Rig Technology	October 2007

In 2007, the Company paid an aggregate purchase price of $325.0 million ($323.9 million in net cash and $1.1 million of notes payable) for acquisitions and outside investments including final payment for NQL Energy Services, Inc. purchased in 2006.

Seasonal Nature of the Company's Business

Historically, the level of some of the Company's businesses has followed seasonal trends to some degree. In general the Rig Technology group has not experienced significant seasonal fluctuation although orders for new equipment may be modestly affected by holiday schedules. There can be no guarantee that seasonal effects will not influence future sales in this segment.

In Canada, the Petroleum Services & Supplies segment has typically realized high first quarter activity levels, as operators take advantage of the winter freeze to gain access to remote drilling and production areas. In past years, certain Canadian businesses within Petroleum Services & Supplies and Distribution Services have declined during the second quarter due to warming weather conditions which resulted in thawing, softer ground, difficulty accessing drill sites, and road bans that curtailed drilling activity ("Canadian Breakup"). However, these businesses have typically rebounded in the third and fourth quarter. Petroleum Services & Supplies activity in both the U.S. and Canada sometimes increases during the third quarter and then peaks in the fourth quarter as operators spend the remaining drilling and/or production capital budgets for that year. Petroleum Services & Supplies revenues in the Rocky Mountain region sometimes decline in the late fourth quarter or early first quarter due to harsh winter weather.

Within Petroleum Services & Supplies, the Pipeline Inspection business has typically experienced reduced activity during the first quarter of the calendar year. The high winter demand for gas and petroleum products in the northern hemisphere and the consequent curtailment of pipeline maintenance and inspection programs often results in less opportunity to perform pipeline inspection during this time. The segment's fiberglass and composite tubulars business in China has typically declined in the first quarter due to the impact of weather on manufacturing and installation operations, and due to business slow downs associated with the Chinese New Year.

The Company anticipates that the seasonal trends described above will continue. However, there can be no guarantee that spending by the Company's customers will continue to follow patterns seen in the past or that spending by other customers will remain the same as in prior years.

Marketing & Distribution Network

Substantially all of our Rig Technology capital equipment and spare parts sales, and a large portion of our smaller pumps and parts sales, are made through our direct sales force and distribution service centers. Sales to foreign state-owned oil companies are typically made in conjunction with agent or representative arrangements. Products within our Petroleum Service & Supplies segment are rented and sold worldwide through our own sales force and through commissioned representatives. Distribution Services sales are made through our network of distribution service centers.

The Rig Technology segment's customers include drilling contractors, shipyards and other rig fabricators, well servicing companies, pressure pumpers, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. Demand for its products is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity. Rig Technology purchases can represent significant capital expenditures, and are often sold as part of a rig fabrication or major rig refurbishment package. Sometimes these packages cover multiple rigs, and often the Company bids jointly with other related product and services providers, such as rig fabrication yards and rig design firms.

The Petroleum Services & Supplies group's customers for tubular services include major and independent oil and gas companies, national oil companies, oilfield equipment and product distributors and manufacturers, drilling and workover contractors, oilfield service companies, pressure pumpers, pipeline operators, pipe mills, manufacturers and processors, and other industrial companies.

Certain tubular inspection and tubular coating products and services often are incorporated as a part of a tubular package sold by tubular supply stores to end users. The Company primarily has direct operations in the international marketplace, but operates through agents in certain markets.

The Petroleum Services & Supplies group's customers for drilling services are predominantly major and independent oil and gas companies, national oil companies, drilling contractors, well servicing companies, providers of drilling fluids, and other oilfield service companies. This group operates sales and distribution facilities at strategic locations worldwide to service areas with high drilling activity. Strategically located service and engineering facilities provide specialty repair and maintenance services to customers. Sales of capital equipment are sometimes made through rig fabricators, and often are bid as part of a rig fabrication package or rig refurbishment package. Sometimes these packages cover multiple rigs, and often the Company bids jointly with other related service providers.

Distribution Services sales are made through our network of distribution service centers. Customers for our products and services include drilling and other service contractors, exploration and production companies, supply companies and nationally owned or controlled drilling and production companies.

The Company's foreign operations, which include significant operations in Canada, Europe, the Far East, the Middle East, Africa and Latin America, are subject to the risks normally associated with conducting business in foreign countries, including foreign currency exchange risks and uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which the Company operates have adopted policies (or are subject to governmental policies) giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of such policies, the Company relies on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationship between the Company and such government-owned petroleum companies. Although the Company has not experienced any significant problems in foreign countries arising from nationalistic policies, political instability, economic instability or currency restrictions, there can be no assurance that such a problem will not arise in the future. See Note 15 of the Notes to the Consolidated Financial Statements for information regarding geographic revenue information.

Research and New Product Development and Intellectual Property

The Company believes that it has been a leader in the development of new technology and equipment to enhance the safety and productivity of drilling and well servicing processes and that its sales and earnings have been dependent, in part, upon the successful introduction of new or improved products. Through its internal development programs and certain acquisitions, the Company has assembled an extensive array of technologies protected by a substantial number of trade and service marks, patents, trade secrets, and other proprietary rights.

As of December 31, 2007, the Company held a substantial number of United States patents and had several patent applications pending. Expiration dates of such patents range from 2008 to 2027. As of this date, the Company also had foreign patents and patent applications pending relating to inventions covered by the United States patents. Additionally, the Company maintains a substantial number of trade and service marks and maintains a number of trade secrets.

Although the Company believes that this intellectual property has value, competitive products with different designs have been successfully developed and marketed by others. The Company considers the quality and timely delivery of its products, the service it provides to its customers and the technical knowledge and skills of its personnel to be more important than its intellectual property in its ability to compete. While the Company stresses the importance of its research and development programs, the technical challenges and market uncertainties associated with the development and successful introduction of new products are such that there can be no assurance that the Company will realize future revenues from new products.

Engineering and Manufacturing

The manufacturing processes for the Company's products generally consist of machining, welding and fabrication, heat treating, assembly of manufactured and purchased components and testing. Most equipment is manufactured primarily from alloy steel, and the availability and price of alloy steel castings, forgings, purchased components and bar stock is critical to the production and timing of shipments. Primary manufacturing facilities for the Rig Technology segment are located in Houston, Galena Park, Sugar Land, Conroe, Anderson, Fort Worth and Pampa, Texas; Duncan and Tulsa, Oklahoma; Orange, California; Calgary, Nisku and Edmonton, Canada; Mexicali, Mexico; Aberdeen, Scotland; Kristiansand, and Stavanger, Norway; Etten-Leur, the Netherlands; Carquefou, France; Singapore; Perth, Australia; Lanzhou and Shanghai, China; Jebel Ali, UAE; and Dehradun, India.

The Company's Petroleum Services & Supplies segment manufactures or assembles the equipment and products which it rents and sells to customers, and which it uses in providing services. Downhole tools are manufactured at facilities in Houston, Texas; Nisku and Edmonton, Alberta; Jebel Ali, UAE; and Singapore. Solids control equipment and screens are manufactured at facilities in Houston and Conroe, Texas; New Iberia, Louisiana; Aberdeen, Scotland; Nisku, Canada; Trinidad; and Macae, Brazil. Instrumentation equipment is manufactured at Cedar Park and Houston, Texas facilities. Pumps are manufactured at facilities in Houston, Odessa and Marble Falls, Texas; McAlester and Tulsa, Oklahoma; Manchester, England; Melbourne, Australia; and Buenos Aires, Argentina.

The group manufactures tubular inspection equipment and instrumented pipeline inspection tools at its Houston, Texas facility for resale, and renovates and repairs equipment at its manufacturing facilities in Houston, Texas; Celle, Germany; Nisku, Canada; and Aberdeen, Scotland. Fiberglass and composite tubulars and fittings are manufactured at facilities in San Antonio and Big Spring, Texas; Little Rock, Arkansas; Tulsa, Oklahoma; Wichita, Kansas; and Harbin and Suzhou, China facilities, while tubular coatings are manufactured in its Houston, Texas facility, or through restricted sale agreements with third party manufacturers.

Certain of the Company's manufacturing facilities and certain of the Company's products have various certifications, including, ISO 9001, API, APEX and ASME.

Raw Materials

The Company believes that materials and components used in its servicing and manufacturing operations and purchased for sales are generally available from multiple sources. The prices paid by the Company for its raw materials may be affected by, among other things, energy, steel and other commodity prices; tariffs and duties on imported materials; and foreign currency exchange rates. The Company experienced higher steel prices and greater difficulty securing necessary steel supplies in 2004 and 2005 than it experienced during the preceding several years. In 2006 and 2007, the price for mild steel and standard grades stabilized while specialty alloy prices continued to rise driven primarily by escalation in the price of the alloying agents. However, toward the end of 2007, the Company began to see price escalations in all grades of steel. The Company has generally been successful in its effort to mitigate the financial impact of higher raw materials costs on its operations by applying surcharges to and adjusting prices on the products it sells. Furthermore, NOV continued to expand its supply base in 2006 and 2007 throughout the world to address our customers' needs. Higher prices and lower availability of steel and other raw material the Company uses in its business may adversely impact future periods.

Backlog

The Company monitors its backlog of orders within its Rig Technology group to guide its planning. Backlog includes orders greater than $250,000 for most items and orders for wireline units in excess of $75,000, and which require more than three months to manufacture and deliver.

Backlog measurements are made on the basis of written orders which are firm, but may be cancelable by the customer. Most require reimbursement to the Company for costs incurred in such an event. There can be no assurance that the backlog amounts will ultimately be realized as revenue, or that the Company will earn a profit on backlog work. Our backlog for equipment at December 31, 2007, 2006 and 2005 was $9.0 billion, $6.0 billion and $2.3 billion, respectively.

Employees

At December 31, 2007, the Company had a total of 31,198 employees, of which 4,467 were temporary employees. Approximately 178 employees in the Company's fiberglass tubulars plant in Little Rock, Arkansas, and 115 employees of the Company's downhole tools product line, are subject to collective bargaining agreements. Additionally, certain of the Company's employees in certain foreign locations are subject to collective bargaining agreements.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below, in addition to other information contained or incorporated by reference herein. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to the Grant Prideco Merger and the Related Transactions

On December 16, 2007, we agreed to acquire 100% of the outstanding shares of Grant Prideco, Inc. for a combination of $23.20 cash per share and 0.4498 shares of National Oilwell Varco, Inc. common stock. Consummation of the merger requires approval by the stockholders of Grant Prideco and also approval from various regulatory agencies. We anticipate completion of the merger during the second quarter of 2008; however, we cannot assure you that the acquisition will be completed at this time or at all.

We may not be able to successfully integrate the operations of the two companies and realize the anticipated benefits of the Grant Prideco merger.

Achieving the benefits we expect from the merger will depend in large part on integrating our technology, operations and personnel in a timely and efficient manner to minimize the impact on customers, employees and management. Integration of the two previously independent companies will be a complex, time consuming and costly process. Failure to timely and successfully integrate these companies may have a material adverse effect on the combined company's business, financial condition and results of operations. The difficulties of combining the companies will present challenges to the combined company's management, including:

- operating a significantly larger combined company with operations in more geographic areas and with more business lines;
- integrating personnel with diverse backgrounds and organizational cultures;
- coordinating sales and marketing functions;
- retaining key employees, customers or suppliers;
- preserving the research and development, collaboration, distribution, marketing, promotion and other important relationships of National Oilwell Varco and Grant Prideco;
- integrating the internal controls and procedures that National Oilwell Varco will be required to maintain under the Sarbanes-Oxley Act of 2002; and
- consolidating other corporate and administrative functions.

The combined company will also be exposed to other risks that are commonly associated with transactions similar to the merger, such as unanticipated liabilities and costs, some of which may be material, and diversion of management's attention. As a result, we cannot assure you that we will realize any of the anticipated benefits of the merger, including anticipated cost savings, and failure to do so could adversely affect the business of the combined company after the merger.

The costs of the Grant Prideco merger could adversely affect combined financial results.

We expect the total merger-related costs, including executive severance but exclusive of other employee benefit costs, to be approximately $110 million, consisting primarily of executive severance, financial advisory, legal and accounting fees, financial printing costs and other related charges. The amount of these expenses is a preliminary estimate and is subject to change. In addition, the combined company will incur certain integration costs, including, but not limited to, costs associated with consolidating administrative and operational functions and the closure of certain facilities. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to the stockholders of both companies resulting from the issuance of shares in connection with the merger, the combined company's financial results, including earnings per share, could be adversely affected.

National Oilwell Varco shareholders will be diluted by the Grant Prideco merger

The merger will dilute the ownership positions of the present stockholders of National Oilwell Varco. Based on the number of Grant Prideco shares outstanding as of December 17, 2007, National Oilwell Varco will issue to Grant Prideco shareholders approximately

56.3 million shares of National Oilwell Varco common stock in the merger. As a result, National Oilwell Varco stockholders and Grant Prideco stockholders will own approximately 86% and 14%, respectively, of the combined company's common stock outstanding after the completion of the merger, based on the common stock of National Oilwell Varco and Grant Prideco outstanding as of December 17, 2007.

Failure to complete the Grant Prideco merger or delays in completing the Grant Prideco merger could negatively impact National Oilwell Varco's and Grant Prideco's stock prices and future business and operations.

If the merger is not completed for any reason, National Oilwell Varco and Grant Prideco may be subject to a number of material risks, including the following:

- the individual companies will not realize the benefits expected from becoming part of a combined company, including potentially enhanced financial and competitive position;
- under certain circumstances, Grant Prideco may be required to pay National Oilwell Varco a termination fee of $185.0 million, and under certain other circumstances, either of the companies may be required to reimburse the other party for up to $5.0 million in merger-related expenses;
- the price of common stock of National Oilwell Varco or Grant Prideco may decline to the extent that the current market price of the common stock reflects a market assumption that the merger will be completed; and
- some costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

Whether or not the Grant Prideco merger is completed, the pendency of the transaction could cause disruptions in the businesses of National Oilwell Varco, which could have an adverse effect on their businesses and financial results.

In response to the announcement of the merger, National Oilwell Varco's customers may delay or defer purchasing decisions. Any delay or deferral of purchasing decisions by customers could negatively affect the business and results of operations of National Oilwell Varco, regardless of whether the merger is ultimately completed. Similarly, current and prospective employees of National Oilwell Varco may experience uncertainty about their future roles with the companies until after the merger is completed or if the merger is not completed. This may adversely affect the ability of National Oilwell Varco to attract and retain key management, marketing and technical personnel. In addition, the diversion of the attention of the companies' respective management teams away from the day-to-day operations during the pendency of the transaction could have an adverse effect on the financial condition and operating results of either company.

National Oilwell Varco and Grant Prideco could be required to divest, hold separate or license assets to complete the Grant Prideco merger.

We cannot complete the merger until the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") or any other applicable waiting period has expired or is otherwise terminated. On February 6, 2008 National Oilwell Varco and Grant Prideco refiled antitrust documents relating to the merger with the FTC and the DOJ. National Oilwell Varco and Grant Prideco have also made, or are in the process of making, the required filings relating to the merger with various government authorities in a number of foreign jurisdictions in which one or both companies have sufficient market presence to require filings. We continue to work with these various governmental agencies to obtain regulatory clearance to complete the merger. As a prerequisite to obtaining the expiration or termination of this waiting period, or to avoid an injunction by the Department of Justice or another governmental entity, whether foreign or domestic, National Oilwell Varco, Grant Prideco or both companies may be required to divest, hold separate or license certain assets. Although each of National Oilwell Varco and Grant Prideco have agreed to use their reasonable best efforts to obtain the expiration or termination of this waiting period and to obtain any other governmental clearance or approvals under federal, state or foreign antitrust laws, neither National Oilwell Varco nor Grant Prideco is required to divest, hold separate or license any of their respective businesses, product lines or assets, take or agree to take any other action or agree to any limitation, that would reasonably be expected to have a material adverse effect on the financial condition, results of operations or prospects of National Oilwell Varco or Grant Prideco or that is not conditioned upon completion of the merger.

Divestitures or licensing of assets can be time consuming and may delay or prevent completion of the proposed merger. Because there may be a limited number of potential buyers or licensees for the assets subject to divestiture or license and because potential buyers will likely be aware of the circumstances of the sale or license, these assets could be sold or licensed at prices or rates lower than their fair market values or the prices National Oilwell Varco or Grant Prideco paid for these assets. Asset divestitures or licenses of National

Oilwell Varco's or Grant Prideco's assets could also significantly reduce the value of the combined company, eliminate potential cost savings opportunities or lessen the anticipated benefits of the merger.

If National Oilwell Varco or Grant Prideco fails to obtain all required consents and waivers, third parties may terminate or alter existing contracts.

Certain agreements with suppliers, customers, licensors or other business partners may require National Oilwell Varco or Grant Prideco to obtain the approval or waiver of these other parties in connection with the merger. National Oilwell Varco and Grant Prideco have agreed to use reasonable efforts to secure the necessary approvals and waivers. However, we cannot assure you that National Oilwell Varco and/or Grant Prideco will be able to obtain all of the necessary approvals and waivers, and failure to do so could have a material adverse effect on the business of the combined company after the merger.

Certain litigation against Grant Prideco, its directors and National Oilwell Varco has been instituted. This litigation could delay or prevent the Grant Prideco merger. Similar litigation could also be instituted in the future.

As of February 28, 2008, National Oilwell Varco and Grant Prideco are aware of five lawsuits that have been filed in connection with the proposed merger. All five cases were filed in the district court of Harris County, Texas.

The plaintiffs in these lawsuits are stockholders of Grant Prideco. They allege, among other things, breaches of fiduciary duties of the directors of Grant Prideco owed to the stockholders of Grant Prideco in connection with the proposed merger. In one of the complaints, the plaintiffs also allege aiding and abetting of the breaches by National Oilwell Varco. The plaintiffs seek to enjoin the merger and ask for other legal and equitable relief. National Oilwell Varco and Grant Prideco believe that these lawsuits are without merit and intend to defend against them. This litigation could, however, delay or prevent the proposed merger. It is also possible that additional suits seeking to enjoin the proposed merger could be filed. Any such suit could delay or prevent the proposed merger.

Risks Related to National Oilwell Varco

We are dependent upon the level of activity in the oil and gas industry, which is volatile.

The oil and gas industry historically has experienced significant volatility. Demand for our services and products depends primarily upon the number of oil rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions, capital expenditures of other oilfield service companies and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada. The willingness of oil and gas operators to make capital expenditures to explore for and produce oil and natural gas and the willingness of oilfield service companies to invest in capital equipment will continue to be influenced by numerous factors over which we have no control, including:

- the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain price stability through voluntary production limits, the level of production by non-OPEC countries and worldwide demand for oil and gas;
- level of production from known reserves;
- cost of exploring for and producing oil and gas;
- level of drilling activity and drilling rig dayrates;
- worldwide economic activity;
- national government political requirements;
- development of alternate energy sources; and
- environmental regulations.

If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors, well servicing companies, or production companies or in drilling or well servicing rig utilization rates, then demand for the products and services of the Company will decline.

Volatile oil and gas prices affect demand for our products.

Oil and gas prices have been volatile since 1990. In general, oil prices approximated $18-22 per barrel from 1991 through 1997, experienced a decline into the low teens in 1998 and 1999, and have generally ranged between $25-100 per barrel since 2000. Spot gas prices generally ranged between $1.80-2.60 per mmbtu of gas from 1991 through 1999, then experienced severe spikes into the $10 range in 2001 and 2003. Absent occasional spikes and dips due to imbalances in supply and demand, prices have generally ranged between $5.00-10.00 per mmbtu during the last two years.

Expectations for future oil and gas prices cause many shifts in the strategies and expenditure levels of oil and gas companies and drilling contractors, particularly with respect to decisions to purchase major capital equipment of the type we manufacture. Oil and gas prices, which are determined by the marketplace, may fall below a range that is acceptable to our customers, which could reduce demand for our products.

Competition in our industry could ultimately lead to lower revenues and earnings.

The oilfield products and services industry is highly competitive. We compete with national, regional and foreign competitors in each of our current major product lines. These competitors may have greater financial, technical, manufacturing and marketing resources than us, and may be in a better competitive position. The following competitive actions can each affect our revenues and earnings:

- price changes;
- new product and technology introductions; and
- improvements in availability and delivery.

In addition, certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which we operate have adopted policies or regulations which may give local nationals in these countries competitive advantages. Competition in our industry could lead to lower revenues and earnings.

We have aggressively expanded our businesses and intend to maintain an aggressive growth strategy.

We have aggressively expanded and grown our businesses during the past several years, through acquisitions and investment in internal growth. We anticipate that we will continue to pursue an aggressive growth strategy but we cannot assure you that attractive acquisitions will be available to us at reasonable prices or at all. In addition, we cannot assure you that we will successfully integrate the operations and assets of any acquired business with our own or that our management will be able to manage effectively the increased size of the Company or operate any new lines of business. Any inability on the part of management to integrate and manage acquired businesses and their assumed liabilities could adversely affect our business and financial performance. In addition, we may need to incur substantial indebtedness to finance future acquisitions. We cannot assure you that we will be able to obtain this financing on terms acceptable to us or at all. Future acquisitions may result in increased depreciation and amortization expense, increased interest expense, increased financial leverage or decreased operating income for the Company, any of which could cause our business to suffer.

Our operating results have fluctuated during recent years and these fluctuations may continue.

We have experienced fluctuations in quarterly operating results in the past. We cannot assure you that we will realize expected earnings growth or that earnings in any particular quarter will not fall short of either a prior fiscal quarter or investors' expectations. The following factors, in addition to others not listed, may affect our quarterly operating results in the future:

- fluctuations in the oil and gas industry;
- competition;
- the ability to service the debt obligations of the Company;
- the ability to identify strategic acquisitions at reasonable prices;
- the ability to manage and control operating costs of the Company;

- fluctuations in political and economic conditions in the United States and abroad; and

- the ability to protect our intellectual property rights.

There are risks associated with our presence in international markets, including political or economic instability and currency restrictions.

Approximately 59% of our revenues in 2007 were derived from operations outside the United States (based on revenue destination). Our foreign operations include significant operations in Canada, Europe, the Middle East, Africa, Southeast Asia, South America and other international markets. Our revenues and operations are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which we operate have adopted policies, or are subject to governmental policies, giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of these policies, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationships between us and government-owned petroleum companies.

Under broad powers granted to the President of Venezuela by the National Assembly on January 31, 2007, the Venezuelan government began asserting closer government control over its oil and gas reserves. The Company generated revenue of $69.6 million from its Venezuelan operations in 2007, and as of December 31, 2007 had a net equity investment in Venezuela of $53.7 million. These political events could adversely affect our operations in Venezuela (where we have operated for nearly 40 years) and financial results in the future.

The results of our operations are subject to market risk from changes in foreign currency exchange rates.

We earn revenues, pay expenses and incur liabilities in countries using currencies other than the U.S. dollar, including the Canadian dollar, the Euro, the British Pound and the Norwegian Kroner. Approximately 59% of our 2007 revenue was derived from sales outside the United States. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income and expenses into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Thus, increases or decreases in the value of the U.S. dollar against other currencies in which our operations are conducted will affect our revenues and operating income. Because of the geographic diversity of our operations, weaknesses in some currencies might be offset by strengths in others over time. We also use derivative financial instruments to further reduce our net exposure to currency exchange fluctuations. We had forward contracts with a notional amount of $4,104.1 million (with a fair value of $103.0 million) as of December 31, 2007 to reduce the impact of foreign currency exchange rate movements. We are also subject to risks that the counterparties to these contracts fail to meet the terms of our foreign currency contracts. We cannot assure you that fluctuations in foreign currency exchange rates would not affect our financial results.

An impairment of goodwill could reduce our earnings.

We recorded approximately $2.4 billion of goodwill on the consolidated balance sheet as of December 31, 2007. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. Generally accepted accounting principles requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. If we were to determine that any of our remaining balance of goodwill was impaired, we would record an immediate charge to earnings with a corresponding reduction in stockholders' equity and increase in balance sheet leverage as measured by debt to total capitalization.

We could be adversely affected if we fail to comply with any of the numerous federal, state and local laws, regulations and policies that govern environmental protection, zoning and other matters applicable to our businesses.

Our businesses are subject to numerous federal, state and local laws, regulations and policies governing environmental protection, zoning and other matters. These laws and regulations have changed frequently in the past and it is reasonable to expect additional changes in the future. If existing regulatory requirements change, we may be required to make significant unanticipated capital and operating expenditures. We cannot assure you that our operations will continue to comply with future laws and regulations. Governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits for failure to comply with applicable laws and regulations. Under these circumstances, we might be required to reduce or cease operations or conduct site remediation or other corrective action which could adversely impact our operations and financial condition.

Our businesses expose us to potential environmental liability.

Our businesses expose us to the risk that harmful substances may escape into the environment, which could result in:

- personal injury or loss of life;
- severe damage to or destruction of property; or
- environmental damage and suspension of operations.

Our current and past activities, as well as the activities of our former divisions and subsidiaries, could result in our facing substantial environmental, regulatory and other liabilities. These could include the costs of cleanup of contaminated sites and site closure obligations. These liabilities could also be imposed on the basis of one or more of the following theories:

- negligence;
- strict liability;
- breach of contract with customers; or
- as a result of our contractual agreement to indemnify our customers in the normal course of business, which is normally the case.

We may not have adequate insurance for potential environmental liabilities.

While we maintain liability insurance, this insurance is subject to coverage limits. In addition, certain policies do not provide coverage for damages resulting from environmental contamination. We face the following risks with respect to our insurance coverage:

- we may not be able to continue to obtain insurance on commercially reasonable terms;
- we may be faced with types of liabilities that will not be covered by our insurance;
- our insurance carriers may not be able to meet their obligations under the policies; or
- the dollar amount of any liabilities may exceed our policy limits.

Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our consolidated financial statements.

There are risks associated with certain contracts for our drilling equipment.

As of December 31, 2007, we had a backlog of approximately $9 billion of drilling equipment to be manufactured, assembled, tested and delivered by our Rig Technology group. The following factors, in addition to others not listed, could reduce our margins on these contracts, adversely affect our position in the market and subject us to contractual penalties:

- our failure to adequately estimate costs for making this drilling equipment;
- our inability to deliver equipment that meets contracted technical requirements;
- our inability to maintain our quality standards during the design and manufacturing process;
- our inability to secure parts made by third party vendors at reasonable costs and within required timeframes;

- unexpected increases in the costs of raw materials; and
- our inability to manage unexpected delays due to weather, shipyard access, labor shortages or other factors beyond our control.

Such developments could have a material adverse effect on our consolidated financial statements.

(Sources: Company management; "A Dictionary for the Petroleum Industry," The University of Texas at Austin, 2001.)

API	Abbr: American Petroleum Institute
Annular Blowout Preventer	A large valve, usually installed above the ram blowout preventers, that forms a seal in the annular space between the pipe and the wellbore or, if no pipe is present, in the wellbore itself.
Annulus	The open space around pipe in a wellbore through which fluids may pass.
Automatic Pipe Handling Systems (Automatic Pipe Racker)	A device used on a drilling rig to automatically remove and insert drill stem components from and into the hole. It replaces the need for a person to be in the derrick or mast when tripping pipe into or out of the hole.
Automatic Roughneck	A large, self-contained pipe-handling machine used by drilling crew members to make up and break out tubulars. The device combines a spinning wrench, torque wrench, and backup wrenches.
Beam pump	Surface pump that raises and lowers sucker rods continually, so as to operate a downhole pump.
Bit	The cutting or boring element used in drilling oil and gas wells. The bit consists of a cutting element and a circulating element. The cutting element is steel teeth, tungsten carbide buttons, industrial diamonds, or polycrystalline diamonds (PDCs). These teeth, buttons, or diamonds penetrate and gouge or scrape the formation to remove it. The circulating element permits the passage of drilling fluid and utilizes the hydraulic force of the fluid stream to improve drilling rates. In rotary drilling, several drill collars are joined to the bottom end of the drill pipe column, and the bit is attached to the end of the drill collars. Drill collars provide weight on the bit to keep it in firm contact with the bottom of the hole. Most bits used in rotary drilling are roller cone bits, but diamond bits are also used extensively.
Blowout	An uncontrolled flow of gas, oil or other well fluids into the atmosphere. A blowout, or gusher, occurs when formation pressure exceeds the pressure applied to it by the column of drilling fluid. A kick warns of an impending blowout.
Blowout Preventer (BOP)	Series of valves installed at the wellhead while drilling to prevent the escape of pressurized fluids.
Blowout Preventer (BOP) Stack	The assembly of well-control equipment including preventers, spools, valves, and nipples connected to the top of the wellhead.
Closed Loop Drilling Systems	A solids control system in which the drilling mud is reconditioned and recycled through the drilling process on the rig itself.
Coiled Tubing	A continuous string of flexible steel tubing, often hundreds or thousands of feet long, that is wound onto a reel, often dozens of feet in diameter. The reel is an integral part of the coiled tubing unit, which consists of several devices that ensure the tubing can be safely and efficiently inserted into the well from the surface. Because tubing can be lowered into a well without having to make up joints of tubing, running coiled tubing into the well is faster and less expensive than running conventional tubing. Rapid advances in the use of coiled tubing make it a popular way in which to run tubing into and out of a well. Also called reeled tubing.
Cuttings	Fragments of rock dislodged by the bit and brought to the surface in the drilling mud. Washed and dried cutting samples are analyzed by geologist to obtain information about the formations drilled.
Directional Well	Well drilled in an orientation other than vertical in order to access broader portions of the formation.

Drawworks	The hoisting mechanism on a drilling rig. It is essentially a large winch that spools off or takes in the drilling line and thus raises or lowers the drill stem and bit.
Drill Pipe Elevator (Elevator)	On conventional rotary rigs and top-drive rigs, hinged steel devices with manual operating handles that crew members latch onto a tool joint (or a sub). Since the elevators are directly connected to the traveling block, or to the integrated traveling block in the top drive, when the driller raises or lowers the block or the top-drive unit, the drill pipe is also raised or lowered.
Drilling jars	A percussion tool operated manually or hydraulically to deliver a heavy downward blow to free a stuck drill stem.
Drilling mud	A specially compounded liquid circulated through the wellbore during rotary drilling operations.
Drilling riser	A conduit used in offshore drilling through which the drill bit and other tools are passed from the rig on the water's surface to the sea floor.
Drill stem	All members in the assembly used for rotary drilling from the swivel to the bit, including the Kelly, the drill pipe and tool joints, the drill collars, the stabilizers, and various specialty items.
Formation	A bed or deposit composed throughout of substantially the same kind of rock; often a lithologic unit. Each formation is given a name, frequently as a result of the study of the formation outcrop at the surface and sometimes based on fossils found in the formation.
Hardbanding	A special wear-resistant material often applied to tool joints to prevent abrasive wear to the area when the pipe is being rotated downhole.
Iron roughneck	A floor-mounted combination of a spinning wrench and a torque wrench. The Iron Roughneck moves into position hydraulically and eliminates the manual handling involved with suspended individual tools.
Jack-up rig	A mobile bottom-supported offshore drilling structure with columnar or open-truss legs that support the deck and hull. When positioned over the drilling site, the bottoms of the legs penetrate the seafloor.
Jar	A mechanical device placed near the top of the drill stem which allows the driller to strike a very heavy blow upward or downward on stuck pipe.
Joint	1) In drilling, a single length (from 16 feet to 45 feet, or 5 meters to 14.5 meters, depending on its range length) of drill pipe, drill collar, casing or tubing that has threaded connections at both ends. Several joints screwed together constitute a stand of pipe. 2) In pipelining, a single length (usually 40 feet-12 meters) of pipe. 3) In sucker rod pumping, a single length of sucker rod that has threaded connections at both ends.
Kelly	The heavy steel tubular device, four- or six-sided, suspended from the swivel through the rotary table and connected to the top joint of drill pipe to turn the drill stem as the rotary table returns. It has a bored passageway that permits fluid to be circulated into the drill stem and up the annulus, or vice versa. Kellys manufactured to API specifications are available only in four- or six-sided versions, are either 40 or 54 feet (12 to 16 meters) long, and have diameters as small as 2 1/2 inches (6 centimeters) and as large as 6 inches (15 centimeters).
Kelly bushing	A special device placed around the kelly that mates with the kelly flats and fits into the master bushing of the rotary table. The kelly bushing is designed so that the kelly is free to move up or down through it. The bottom of the bushing may be shaped to fit the opening in the master bushing or it may have pins that fit into the master bushing. In either case, when the kelly bushing is inserted into the master bushing and the master bushing is turned, the kelly bushing also turns. Since the kelly bushing fits onto the kelly, the kelly turns, and since the kelly is made up to the drill stem, the drill stem turns. Also called the drive bushing.
Kelly spinner	A pneumatically operated device mounted on top of the kelly that, when actuated, causes the kelly to turn or spin. It is useful when the kelly or a joint of pipe attached to it must be spun up,

	that is, rotated rapidly for being made up.
Kick	An entry of water, gas, oil, or other formation fluid into the wellbore during drilling. It occurs because the pressure exerted by the column of drilling fluid is not great enough to overcome the pressure exerted by the fluids in the formation drilled. If prompt action is not taken to control the kick, or kill the well, a blowout may occur.
Making-up	1. To assemble and join parts to form a complete unit (e.g., to make up a string of drill pipe). 2. To screw together two threaded pieces. Compare break out. 3. To mix or prepare (e.g., to make up a tank of mud). 4. To compensate for (e.g., to make up for lost time).
Manual tongs (Tongs)	The large wrenches used for turning when making up or breaking out drill pipe, casing, tubing, or other pipe; variously called casing tongs, pipe tongs, and so forth, according to the specific use. Power tongs or power wrenches are pneumatically or hydraulically operated tools that serve to spin the pipe up tight and, in some instances to apply the final makeup torque.
Master bushing	A device that fits into the rotary table to accommodate the slips and drive the kelly bushing so that the rotating motion of the rotary table can be transmitted to the kelly. Also called rotary bushing.
Motion compensation equipment	Any device (such as a bumper sub or heave compensator) that serves to maintain constant weight on the bit in spite of vertical motion of a floating offshore drilling rig.
Mud pump	A large, high-pressure reciprocating pump used to circulate the mud on a drilling rig.
Plug gauging	The mechanical process of ensuring that the inside threads on a piece of drill pipe comply with API standards.
Pressure control equipment	1. The act of preventing the entry of formation fluids into a wellbore. 2. The act of controlling high pressures encountered in a well.
Pressure pumping	Pumping fluids into a well by applying pressure at the surface.
Ram blowout preventer	A blowout preventer that uses rams to seal off pressure on a hole that is with or without pipe. Also called a ram preventer.
Ring gauging	The mechanical process of ensuring that the outside threads on a piece of drill pipe comply with API standards.
Riser	A pipe through which liquids travel upward.
Riser pipe	The pipe and special fitting used on floating offshore drilling rigs to established a seal between the top of the wellbore, which is on the ocean floor, and the drilling equipment located above the surface of the water. A riser pipe serves as a guide for the drill stem from the drilling vessel to the wellhead and as a conductor or drilling fluid from the well to the vessel. The riser consists of several sections of pipe and includes special devices to compensate for any movement of the drilling rig caused by waves. Also called marine riser pipe, riser joint.
Rotary table	The principal piece of equipment in the rotary table assembly; a turning device used to impart rotational power to the drill stem while permitting vertical movement of the pipe for rotary drilling. The master bushing fits inside the opening of the rotary table; it turns the kelly bushing, which permits vertical movement of the kelly while the stem is turning.
Rotating blowout preventer (Rotating Head)	A sealing device used to close off the annular space around the kelly in drilling with pressure at the surface, usually installed above the main blowout preventers. A rotating head makes it possible to drill ahead even when there is pressure in the annulus that the weight of the drilling fluid is not overcoming; the head prevents the well from blowing out. It is used mainly in the drilling of formations that have low permeability. The rate of penetration through such formations is usually rapid.

Safety clamps	A clamp placed very tightly around a drill collar that is suspended in the rotary table by drill collar slips. Should the slips fail, the clamp is too large to go through the opening in the rotary table and therefore prevents the drill collar string from falling into the hole. Also called drill collar clamp.
Shaker	See "Shale Shaker"
Shale shaker	A piece of drilling rig equipment that uses a vibrating screen to remove cuttings from the circulating fluid in rotary drilling operations. The size of the openings in the screen should be selected carefully to be the smallest size possible to allow 100 per cent flow of the fluid. Also called a shaker.
Slim-hole completions (Slim-hole Drilling)	Drilling in which the size of the hole is smaller than the conventional hole diameter for a given depth. This decrease in hole size enables the operator to run smaller casing, thereby lessening the cost of completion.
Slips	Wedge-shaped pieces of metal with serrated inserts (dies) or other gripping elements, such as serrated buttons, that suspend the drill pipe or drill collars in the master bushing of the rotary table when it is necessary to disconnect the drill stem from the kelly or from the top-drive unit's drive shaft. Rotary slips fit around the drill pipe and wedge against the master bushing to support the pipe. Drill collar slips fit around a drill collar and wedge against the master bushing to support the drill collar. Power slips are pneumatically or hydraulically actuated devices that allow the crew to dispense with the manual handling of slips when making a connection.
Solids	See "Cuttings"
Spinning wrench	Air-powered or hydraulically powered wrench used to spin drill pipe in making or breaking connections.
Spinning-in	The rapid turning of the drill stem when one length of pipe is being joined to another. "Spinning-out" refers to separating the pipe.
Stand	The connected joints of pipe racked in the derrick or mast when making a trip. On a rig, the usual stand is about 90 feet (about 27 meters) long (three lengths of drill pipe screwed together), or a treble.
String	The entire length of casing, tubing, sucker rods, or drill pipe run into a hole.
Sucker rod	A special steel pumping rod. Several rods screwed together make up the link between the pumping unit on the surface and the pump at the bottom of the well.
Tensioner	A system of devices installed on a floating offshore drilling rig to maintain a constant tension on the riser pipe, despite any vertical motion made by the rig. The guidelines must also be tensioned, so a separate tensioner system is provided for them.
Thermal desorption	The process of removing drilling mud from cuttings by applying heat directly to drill cuttings.
Top drive	A device similar to a power swivel that is used in place of the rotary table to turn the drill stem. It also includes power tongs. Modern top drives combine the elevator, the tongs, the swivel, and the hook. Even though the rotary table assembly is not used to rotate the drill stem and bit, the top-drive system retains it to provide a place to set the slips to suspend the drill stem when drilling stops.
Torque wrench	Spinning wrench with a gauge for measuring the amount of torque being applied to the connection.
Trouble cost	Costs incurred as a result of unanticipated complications while drilling a well. These costs are often referred to as contingency costs during the planning phase of a well.
Well completion	1. The activities and methods of preparing a well for the production of oil and gas or for other purposes, such as injection; the method by which one or more flow paths for hydrocarbons are

established between the reservoir and the surface. 2. The system of tubulars, packers, and other tools installed beneath the wellhead in the production casing; that is, the tool assembly that provides the hydrocarbon flow path or paths.

Well stimulation	Any of several operations used to increase the production of a well, such as acidizing or fracturing.
Well workover	The performance of one or more of a variety of remedial operations on a producing oilwell to try to increase production. Examples of workover jobs are deepening, plugging back, pulling and resetting liners, and squeeze cementing.
Wellbore	A borehole; the hole drilled by the bit. A wellbore may have casing in it or it may be open (uncased); or part of it may be cased, and part of it may be open. Also called a borehole or hole.
Wireline	A slender, rodlike or threadlike piece of metal usually small in diameter, that is used for lowering special tools (such as logging sondes, perforating guns, and so forth) into the well. Also called slick line.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company owned or leased approximately 700 facilities worldwide as of December 31, 2007, including the following principal manufacturing, service, distribution and administrative facilities:

Location	Description	Building Size (Square Feet)	Property Size (Acres)	Owned/ Leased	Lease Termination Date
Rig Technology:					
Lanzhou, China	Mfg. Plant (Drilling Equipment) & Administrative Offices	945,836	44	Building Owned*	10/20/20
Houston, Texas	West Little York Manufacturing Facility, Repair, Service, Administrative & Sales Offices	619,000	34	Owned	
Pampa, Texas	Mfg. Plant	548,000	400	Owned	
Houston, Texas	Mfg. Plant (Drilling Machinery and Equip)	417,000		Leased	Various
Houston, Texas	Bammel Facility - Repair, Service, Parts, Administrative & Sales Offices	377,750	18.5	Leased	10/30/21
Fort Worth, Texas	Coiled Tubing Manufacturing Facility, Warehouse, Administrative & Sales Offices	297,000	24	Owned	
Carquefou, France	Mfg. Plant (Offshore Equipment)	213,000		Owned	
Houston, Texas	Mfg. Plant (Braking Systems)	200,000	24	Owned	
Houston, Texas	Mfg. Plant (Electrical Power Systems)	184,000	11	Owned	
Houston, Texas	Mfg. Plant (Drilling Rigs and Components)	178,000		Owned	
Kristiansand, Norway	Mfg. (Drilling and Offshore Equipment)	159,429		Owned	
Aberdeen, Scotland	Pressure Control Manufacturing, Administrative & Sales	143,859	5	Leased	08/31/18
Orange, California	Manufacturing & Office Facility - 759 N. Eckhoff	126,000	9	Building Owned*	04/30/12
Anderson, Texas	Rolligon Mfg. Facility, Administrative & Sales Offices	105,000	35	Leased	11/06/11
Conroe, Texas	Mfg., Administration & Sales	86,000		Leased	12/31/21
Molde, Norway	Mfg. (Marine Handling Equipment)	78,000		Owned	
Mexicali, Mexico	Mfg. Plant	76,402		Leased	04/01/14
Calgary, Canada	Mfg. (Coiled Tubing and Wireline Units)	76,000		Owned	
Etten-Leur,Netherlands	Mfg. Plant/Sales (Drilling	75,000	6	Owned	

	Equipment)				
Duncan, Oklahoma	Nitrogen Units Manufacturing Facility, Warehouse & Offices	67,600	13	Owned	
Houston, Texas	Brittmore Mfg. Plant (Electrical Power Systems)	66,500	6	Leased	11/01/11
Aberdeen, Scotland	Rig Solutions Facility	63,076	3	Leased	
Aberdeen, Scotland	Systems & Shaffer Sales, Service & Distribution Facility	63,000	6	Owned	
Edmonton, Canada	Mfg. (Drilling Machinery and Equip.)	61,000		Owned	
Nisku, Canada	Mfg. (Drilling Machinery and Equip.)	60,000		Owned	
Minsk, Belarus	Coiled Tubing Manufacturing Facility, Administrative & Sales Offices	49,800	1	Leased	10/31/08
Calgary, Canada	Coiled Tubing Manufacturing Facility, Administrative & Sales Offices	48,040	5	Owned	
Stavanger, Norway	Drilling Equipment Work Shop, Warehouse & Customer Service Center	41,333	1	Leased	06/01/09
Dehradun, India	Mfg. Plant & Admin. Offices (Unit I)	41,086	2	Owned	
Tulsa, Oklahoma	Pumping Manufacturing Facility, Warehouse & Offices	40,700	4	Leased	12/31/08
Dehradun, India	Mfg. Plant & Admin. Offices (Unit II)	37,826	2	Owned	
Singapore	Wireline Products Manufacturing & Offices	35,300	2	Building Owned*	04/15/14
Singapore	Systems Offices, Service & Distribution Facility	35,079	1	Building Owned*	07/01/40
Orange, California	Administrative Offices-743 N. Eckhoff	35,000	2	Leased	04/30/12
Great Yarmouth, England	Coiled Tubing & Nitrogen Units Manufacturing, Administrative & Sales Offices	34,400	2	Leased	08/22/11
Houston, Texas	Technical College & Training Offices	33,600		Leased	12/01/17
Petroleum Services & Supplies:					
Al Khobar, Saudi Arabia	Reclamation, Inspection Facility & Offices	340,203	8	Leased	11/30/10
Houston, Texas	Sheldon Road: Inspection Facility	335,993	192	Owned	
Houston, Texas	Holmes Road Complex: Manufacturing, Warehouse, Corporate Offices, Coating Manufacturing Plant & Pipeline Services	300,000	50	Owned	
Little Rock, Arkansas	Fiberglass Tubular Manufacturing Plant, R&D Lab, Administrative Offices	262,784	44	Owned	
Cedar Park, Texas	Instrumentation Manufacturing Facility,	260,000	40	Owned	

	Administrative & Sales Offices				
Harbin, China	Fiberglass Tubular Manufacturing Plant, Administrative Offices	260,000	11	Owned	
Manchester, England	Mfg. (Pumps and expendable parts)	244,000		Owned	
Conroe, Texas	Solids Control Manufacturing Facility, Warehouse, Administrative & Sales Offices & Engineering Labs	222,000	37	Owned	
Sand Springs, Oklahoma	Fiberglass Tubular Manufacturing Plant & Administrative Offices	189,173	7	Owned	
Jebel Ali, Dubai	Mfg. (Downhole Tools) & Distribution Warehouse	180,000		Leased	01/29/21
Amelia, Louisiana	Coating Plant & Inspection Facility	179,574	84	Leased	12/31/16
Houston, Texas	QT Coiled Tubing Manufacturing Facility, Warehouse and Offices	172,472	27	Owned	
San Antonio, Texas	Fiberglass Tubular Manufacturing Plant, R & D Lab, Administrative Offices	170,500	20	Owned	
Houston, Texas	Coating Plant & Inspection Facility	168,683	49	Owned	
Tulsa, Oklahoma	Mfg. (Pumps and expendable parts)	165,000		Owned	
Edmonton, Canada	Mfg. (Downhole Tools)	162,000		Owned	
Wichita, Kansas	Fiberglass Tubular Manufacturing Plant	129,746	15	Owned	
Su Zhou, China	Fiberglass Tubular Manufacturing Plant, Administrative Offices	125,000	5	Owned	
Nisku, Canada	Trucking, Rod Plant, Inspection & Storage Facility	122,398	155	Owned	
McAlester, Oklahoma	Mfg. (Pumps)	120,000		Owned	
Big Spring, Texas	Fiberglass Tubular Manufacturing Plant & Administrative Offices	118,600	12	Owned	
Nisku, Canada	Coating Plant, Inspection & Drill Pipe Facility	110,990	47	Owned	
Nisku, Canada	Mfg. Downhole Tools	105,000		Owned	
Amelia, Louisiana	Coating Plant, Inspection & Storage Facilities	102,000	90	Building Owned*	05/31/11
Casper, Wyoming	Inspection Facility	91,720	29	Owned	
Midland, Texas	Coating Plant	87,000	25	Owned	
Houston, Texas	Mfg. (Downhole Tools)	86,175		Leased	12/31/18
Houston, Texas	Highway 90: Coating Plant	83,000	43	Leased	07/31/11
Aberdeen, Scotland	Solids Control Manufacturing Facility Assembly, Administrative & Sales	77,400	6	Owned	
Houston, Texas	Engineering/Technical Research Center	76,000	6	Owned	
Bogota, Colombia	Solids Control & Inspection Yard &	69,966		Leased	08/31/08

Navasota, Texas	Warehouse Coating Plant, Inspection Pipe Storage	65,000		Building Owned*	06/30/13
Marble Falls, Texas	Mfg. (Expendable parts)	65,000		Owned	
Stafford, Texas	Mfg. and Service of Downhole tools	65,000		Owned	
Leduc, Canada	MDT, Shaffer, Chimo, Alberta Instruments, Varco Services & Warehouse Facility	64,056	5	Owned	
Gladbeck, Germany	Coating Plant	68,641	4	Owned	
Lone Star, Texas	Inspection Facility	56,700	80	Owned	
Neiva, Colombia	Inspection Yard & Warehouse	54,898	1	Leased	02/01/08
Aberdeen, Scotland	Inspection Facility, Coating Plant, Manufacturing, Administrative & Sales	53,425	10	Owned	
Coevorden, Netherlands	Inspection Reclamation & Repair Facility	53,361	2	Leased	12/04/09
Harvey, Louisiana	Coating Plant & Inspection Facility	53,000	7	Owned & Leased	04/20/08
Houston, Texas	Mfg. (Pumps and expendable parts)	51,000		Leased	12/31/10
Tuas, Singapore	Inspection Facility	50,644	8	Building Owned*	06/09/19
Houston, Texas	Mfg. (Rotors, Starters & Artificial Lifts)	50,000		Owned	
Houston, Texas	Warehouse (Pumps and expendable parts)	48,000		Leased	07/31/16
Odessa, Texas	Coating Plant & Inspection Facility	45,332	10	Owned	
Little Rock, Arkansas	Fiberglass Tubular Manufacturing Plant	45,000	1.5	Leased	10/01/09
Hebei, China	Coating Plant	45,000	13	Leased	04/26/25
Berlaimont, France	Coating Plant	44,000	16	Owned	
Celle, Germany	Inspection Facility, Administrative & Engineering Offices	43,560	12	Building Owned*	2049
Casper, Wyoming	Inspection Facility	41,030	40	Owned	
Edmond, Oklahoma	Coating Plant	40,000	19	Owned	
Farmington, New Mexico	Inspection Storage Facilities	37,725	50	Leased	03/31/14
Oklahoma City, Oklahoma	Inspection Facility	36,000	21	Owned	
Macae, Brazil	Inspection Yard & Rig Service Facility	34,445	5	Owned	
Odessa, Texas	Inspection Facility	33,910	50	Owned	
Edmonton, Canada	Oilwell Engine Reclamation	32,550	10	Leased	04/30/13
Yopal, Colombia	Inspection and Solids Control Warehouse & Storage	27,674	5	Owned	
Distribution:					
Houston, Texas	Distribution and Warehouse	124,000		Building Owned*	12/31/21
Edmonton, Canada	Redistribution Center	100,000		Leased	01/31/14
Lloydminster, Canada	Applied Products Facility	100,000		Leased	05/31/19
Corporate:					
Houston, Texas	Administrative Offices	196,000	Office Building	Leased	12/01/17
Houston, Texas	Administrative Offices	140,430	Office Building	Leased	05/31/17
Houston, Texas	Corporate Administrative	115,000	Office Building	Leased	10/31/15

Houston, Texas	Office Administrative Offices	48,000	Office Building	Leased	10/31/15

* Building owned but land leased.

We own or lease 228 repair and manufacturing facilities that refurbish and manufacture new equipment and parts, and approximately 190 distribution service centers, and 276 service centers that provide inspection and equipment rental worldwide.

We own undeveloped acreage next to several of our facilities, including over 100 acres of undeveloped property located in Houston, Texas. Machinery, equipment, buildings, and other facilities owned and leased are considered by management to be adequately maintained and adequate for our operations.

ITEM 3. LEGAL PROCEEDINGS

We have various claims, lawsuits and administrative proceedings that are pending or threatened, all arising in the ordinary course of business, with respect to commercial, product liability and employee matters. Although no assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have, we believe any ultimate liability resulting from the outcome of such claims, lawsuits or administrative proceedings will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended December 31, 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange (NYSE) under the symbol "NOV". The following table sets forth, for the calendar periods indicated, the range of high and low closing prices for the common stock, as reported by the NYSE. All periods reflect a two-for-one stock split effected as a 100 percent stock dividend in September 2007.

	2007		2006	
	High	Low	High	Low
1st Quarter	$ 39.36	$ 27.00	$ 38.27	$ 28.50
2nd Quarter	54.47	39.10	35.93	28.25
3rd Quarter	73.67	51.56	34.04	28.17
4th Quarter	79.28	63.09	34.06	26.04

As of February 15, 2008, there were 1,889 holders of record of our common stock. Many stockholders choose to own shares through brokerage accounts and other intermediaries rather than as holders of (excluding individual participants in securities positions listing) record so the actual number of stockholders is unknown but significantly higher. We have never paid cash dividends, and none are anticipated during 2008.

On August 22, 2007, the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend to the Company's stockholders of record on September 7, 2007, with distribution of shares on September 28, 2007. The total number of authorized common stock shares and associated par value were unchanged by this action. All per-share amounts in the financial statements reflect the stock split for all periods presented. The effect of the common stock split is reflected on the Consolidated Balance Sheet in "Common stock" and "Additional paid-in capital."

The information relating to our equity compensation plans required by Item 5 is incorporated by reference to such information as set forth in Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" contained herein.

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder return on our common stock to the S&P 500 Index and the S&P Oil & Gas Equipment & Services Index. The total shareholder return assumes $100 invested on December 31, 2002 in National Oilwell Varco, the S&P 500 Index and the S&P Oil & Gas Equipment & Services Index. It also assumes reinvestment of all dividends. The peer group is weighted based on the market capitalization of each company. The results shown in the graph below are not necessarily indicative of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among National Oilwell Varco, Inc., The S&P 500 Index
And The S&P Oil & Gas Equipment & Services Index



$800
$700
$600
$500
$400
$300
$200
$100
$0
12/02
12/03
12/04
12/05
12/06
12/07
National Oilwell Varco, Inc.
S&P 500
S&P Oil & Gas Equipment & Services

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	Cumulative Total Return					
	12/02	12/03	12/04	12/05	12/06	12/07
National Oilwell Varco	100.00	102.38	161.58	287.09	280.13	672.71
S&P500	100.00	128.68	142.69	149.70	173.34	182.87
S&P Oil & Gas Equipment & Services	100.00	124.74	164.49	244.37	282.35	417.59

This information shall not be deemed to be ''soliciting material'' or to be ''filed'' with the Commission or subject to Regulation 14A (17 CFR 240.14a-1-240.14a-104), other than as provided in Item 201(e) of Regulation S-K, or to the liabilities of section 18 of the Exchange Act (15 U.S.C. 78r).

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2007	2006	2005 (1)	2004	2003
	(dollars in millions, except per share data)				
Operating Data:					
Revenue	$ 9,789.0	$ 7,025.8	$ 4,644.5	$ 2,318.1	$ 2,004.9
Operating profit	2,044.4	1,111.1	476.8	176.0	164.1
Income before taxes	2,028.9	1,049.2	430.0	138.9	121.8
Net income	$ 1,337.1	$ 684.0	$ 286.9	$ 115.2	$ 79.7
Net income per share					
Basic	$ 3.77	$ 1.95	$ 0.92	$ 0.67	$ 0.47
Diluted	$ 3.76	$ 1.93	$ 0.91	$ 0.67	$ 0.47
Other Data:					
Depreciation and amortization	$ 214.1	$ 160.6	$ 114.6	$ 44.0	$ 39.2
Capital expenditures	$ 251.8	$ 200.4	$ 105.0	$ 39.0	$ 32.4
Balance Sheet Data:					
Working capital	$ 3,567.1	$ 2,300.4	$ 1,811.0	$ 711.0	$ 763.0
Total assets	$ 12,114.9	$ 9,019.3	$ 6,678.5	$ 2,576.5	$ 2,213.1
Long-term debt, less current maturities	$ 737.9	$ 834.7	$ 835.6	$ 350.0	$ 594.0
Stockholders' equity	$ 6,661.4	$ 5,023.5	$ 4,194.2	$ 1,270.2	$ 1,059.2

(1) Financial results of Varco International, Inc. ("Varco") have been included in our consolidated financial statements beginning March 11, 2005, the date the Varco merger was completed and Varco common shares were exchanged for our common shares. Financial information for prior periods and dates may not be comparable with 2005 due to the impact of this business combination on our financial position and results of operation. See Note 3 of the Notes to the Consolidated Financial Statements for a description of the Varco merger and related adjusted financial information. Results for the year ended December 31, 2005 include integration costs associated with the Varco merger of $31.7 million and stock-based compensation costs of $15.6 million related to the amortization expense of options assumed in the Varco merger.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Overview

The Company is a leading worldwide provider of highly engineered drilling and well-servicing equipment, products and services to the exploration and production segments of the oil and gas industry. With operations in approximately 700 locations across six continents, we design, manufacture and service a comprehensive line of drilling and well servicing equipment; sell and rent drilling motors, specialized downhole tools, and rig instrumentation; perform inspection and internal coating of oilfield tubular products; provide drill cuttings separation, management and disposal systems and services; provide expendables and spare parts used in conjunction with our large installed base of equipment; and provide supply chain management services through our distribution network. We also manufacture coiled tubing, provide in-service pipeline inspections, manufacture high pressure fiberglass and composite tubing, and sell and rent advanced in-line inspection equipment to makers of oil country tubular goods. We have a long tradition of pioneering innovations which improve the cost-effectiveness, efficiency, safety, and environmental impact of oil and gas operations.

Our revenues and operating results are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile. See "Risk Factors". We conduct our operations through three business segments: Rig Technology, Petroleum Services & Supplies and Distribution Services. See Item 1. Business for a discussion of each of these business segments.

Operating Environment Overview

Our results are dependent on, among other things, the level of worldwide oil and gas drilling, well remediation activity, the price of crude oil and natural gas, capital spending by other oilfield service companies and drilling contractors, pipeline maintenance activity, and the worldwide oil and gas inventory levels. Key industry indicators for the past three years include the following:

	2007*	2006*	2005*	% 2007 vs. 2006	% 2007 vs. 2005
Active Drilling Rigs:					
U.S.	1,767	1,648	1,381	7.2%	28.0%
Canada	344	470	458	(26.8%)	(24.9%)
International	1,005	925	908	8.6%	10.7%
Worldwide	3,116	3,043	2,747	2.4%	13.4%
West Texas Intermediate Crude Prices (per barrel)	$ 72.33	$ 66.00	$ 56.65	9.6%	27.7%
Natural Gas Prices ($/mmbtu)	$ 6.97	$ 6.74	$ 8.83	3.4%	(21.1%)

* Averages for the years indicated. See sources below.

The following table details the U.S., Canadian, and international rig activity and West Texas Intermediate Oil prices for the three years ended December 31, 2007 on a quarterly basis:

Industry Trends

Rig Counts and Oil Prices



3,500
3,000
2,500
2,000
1,500
1,000
500
Total Number of Rigs
100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
West Texas Int. (Price per Barrel)

	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Total Rigs	2,676	2,493	2,836	2,980	3,080	2,828	3,154	3,112	3,246	2,897	3,156	3,163
Canada	521	241	497	572	665	282	494	440	532	139	348	356
US	1,279	1,336	1,428	1,479	1,520	1,633	1,719	1,720	1,732	1,756	1,788	1,790
International	876	916	911	929	895	913	941	952	982	1,002	1,020	1,017
W. TX Int. ($)	49.88	53.09	63.20	60.42	63.18	70.43	70.42	59.96	58.14	64.99	75.32	90.85

Source: Rig count: Baker Hughes, Inc. (www.bakerhughes.com); West Texas Intermediate Crude Price: Department of Energy, Energy Information Administration (www.eia.doe.gov).

Natural gas prices increased slightly in 2007 in comparison to 2006, and oil prices generally increased throughout 2007. The average price per barrel of West Texas Intermediate Crude reached historic heights in 2007, peaking at just over $99 in November. The 2007 average price for the year was the highest ever-annual average oil price at $72.33 per barrel, an increase of 9.6% over the average price for 2006. Natural gas prices were $6.97 per mmbtu, an increase of 3.4% compared to the 2006 average. Higher oil prices led to stronger rig activity worldwide, increasing 2.4% for the full year in 2007 compared to 2006.

At February 15, 2008, there were 1,773 rigs actively drilling in the U.S., compared to 1,782 rigs at December 28, 2007. The company believes that most current industry projections are forecasting commodity prices to remain strong, and, as a result, U.S. and international drilling rig activity is expected to continue at a high level. However, numerous events could significantly alter these projections including political tensions in the Middle East, the acceleration or deceleration of the recovery of the U.S. and world economies, a build-up in the world inventory levels, or numerous other events or circumstances.

Executive Summary

National Oilwell Varco generated earnings of $1,337.1 million or $3.76 per fully diluted share in its fiscal year ended December 31, 2007, on revenues of $9,789.0 million. Earnings per share increased 95 percent and revenue increased 39 percent from the Company's 2006 earnings and revenues, respectively, as we experienced rising demand for our products and services through the year. Our backlog for capital equipment increased 50 percent throughout the year, despite steadily rising shipments out of backlog, due principally to growing numbers of new offshore drilling rig construction projects initiated during 2007 which placed orders with the Company.

Oil & Gas Equipment and Services Market

Oil and gas prices have increased significantly over the past five years and remain near historic highs, which have led to high levels of exploration and development drilling in many oil and gas basins around the globe. The count of rigs actively drilling during 2007 as measured by Baker Hughes (a good measure of the level of oilfield activity and spending) increased 2.4 percent from 2006, representing the fifth straight year of increasing average annual rig count. Year-to-year growth in domestic, Latin American and Eastern Hemisphere drilling activity was partly offset by Canadian activity declines. Activity in the U.S. and the Eastern Hemisphere grew modestly throughout the year, while Canada declined sharply during the second quarter, as it typically does, and remained weak throughout the second half of 2007. Latin American drilling activity was essentially flat throughout the year.

The level of drilling activity underway is the highest seen since the early 1980's, which is fueling high demand for oilfield services. Much of the new incremental drilling activity is occurring in harsh environments, and employs increasingly sophisticated technology to find and produce reserves. Higher utilization of drilling rigs has tested the capability of the world's fleet of rigs, much of which is old and of limited capability. Technology has advanced significantly since most of the existing rig fleet was built. The industry invested little during the late 1980's and 1990's on new drilling equipment, but drilling technology progressed steadily nonetheless, as the Company and its competitors continued to invest in new and better ways of drilling. As a consequence, the safety, reliability, and efficiency of new, modern rigs surpass the performance of most of the older rigs at work today.

The rise in demand for drilling rigs has driven rig dayrates higher over the past few years, which has increased cash flows and available financing to drilling contractors. Many have invested in new rigs or placed older rigs back into service. The Company has played an important role in providing both new rigs as well as the equipment, consumables and services needed to reactivate many older rigs. Oil and gas producers demand top performance from drilling rigs, particularly at the premium dayrates that are being paid today. As a result of this trend, the Company has benefited from incremental demand for new products (such as our small iron roughnecks for land rigs, our LXT BOP's, our Safe-T-Lite pump liner systems, among others) to upgrade certain rig functions to make them safer and more efficient.

Drilling rigs are now being pushed to drill deeper wells, more complex wells, highly deviated wells and horizontal wells; tasks which require larger rigs with more capabilities. Higher dayrates magnify the opportunity cost of rig downtime, and rigs are being pushed to maximize revenue days for their drilling contractor owners. The drilling process effectively consumes the mechanical components of a rig, which wear out and need periodic repair or replacement. This process has been accelerated by very high rig utilization and wellbore complexity. Drilling consumes rigs; more complex and challenging drilling consumes rigs faster.

Changing methods of drilling have further benefited the Company's business. Increasingly, hydraulic power – in addition to conventional mechanical rotary power – is being used to apply torque to the drill bit. This is done using downhole drilling motors powered by drilling fluids. We are a major provider of downhole drilling motors, and we have seen demand for this application of our drilling motors increase over the last few years. This trend has also increased demand for our high pressure mud pumps, which create the hydraulic power in the drilling fluid which drive the drilling motors.

While the increasingly efficient equipment provided by us has mitigated the effect, high activity levels have increased demand for personnel in the oilfield. Consequently, the Company, its customers and its suppliers have experienced wage inflation in certain markets. Hiring experienced drilling crews has been challenging for the drilling industry; however, we believe crews generally prefer working on newer, more modern rigs. Our products which save labor and increase efficiency (such as its automatic slips and pipe handling equipment) also make the rig crew's jobs safer and easier, and make the rig a more desirable place to work.

The world is actively building nearly 170 new offshore rigs, and schedules call for 27 new drillships, 45 new semisubmersibles, and 80 new jackup rigs to be delivered into the fleet by the end of 2011. The 628 offshore rig fleet they will join is old; the average age is approximately 25 years. The existing fleet was engineered and constructed prior to many technical advancements, and we believe that the newer rigs offer considerably higher efficiency, safety, and capability, and that many will effectively replace a portion of the existing fleet. Additionally, the large number of floating rig construction projects will add new capacity required to press exploration into new deepwater frontiers.

Land rig construction is strong, and new orders brisk, with most interest directed towards international markets where customers are adopting newer rig technologies. Our domestic land rig backlog has fallen by about half from peak 2006 levels due to lower dayrates in the U.S. as compared to early 2007; however, newer, better rigs are consistently posting meaningfully higher dayrates and utilization than older rigs in the domestic market. We believe the retooling of the U.S. land rig market will continue as favorable operator experience with higher technology rigs will continue to "pull" more of these into the marketplace.

Overall we expect to continue to sell into three important trends in the rig fleet worldwide: the secular buildout of additional deepwater capabilities, the retooling of the jackup fleet with newer, more capable rigs, and the replacement of older land rigs with improved technology.

Segment Performance

Revenues for the Rig Technology group in 2007 were $5,744.7 million, up 60 percent from 2006 group revenues of $3,584.9 million. Operating profit was $1,393.6 million or 24.3 percent of revenue in 2007, compared to $608.5 million or 17.0 percent of sales in 2006.

Operating profit flow-through or leverage (the period-to-period increase in operating profit divided by the increase in revenue) was 36 percent from 2006 to 2007. The 2007 results benefited from higher new rig construction volumes, higher sales of aftermarket goods and services, rising manufacturing efficiencies and improving pricing, partly offset by higher employee and material costs.

The Company's Rig Technology group reported a backlog of capital equipment orders totaling $9,003.5 million at December 31, 2007, up 50 percent from December 31, 2006. The group was awarded $7,080.1 million in new capital equipment orders in 2007, an increase of 18 percent over orders won in 2006. Fourth quarter 2007 orders of $2,192.1 million were the largest quarterly order level ever achieved by the group, and year-ending backlog achieved record levels as well. The Company has the capability to supply up to $50 million of equipment for a jackup rig, more than $250 million of equipment for a new floating rig, and effectively all of a new land rig (which can range in price from less than $1 million for a well service rig to over $50 million for a large harsh environment rig). Backlog for drilling equipment at December 31, 2007 was approximately 85 percent offshore and 15 percent land rig equipment. The delivery of this equipment is typically tied to the construction schedule of the rig, which can take as long as four years to complete. While substantially all of the current backlog will be delivered by the end of 2009, a portion extends out as far as 2011. Approximately 88 percent of the drilling equipment in backlog is destined for international markets.

The Company's Rig Technology group manufacturing base relies on a combination of internal and external capabilities, and we have significantly increased the output of our manufacturing plants in response to the high demand. This has been accomplished by optimizing the manufacturing infrastructure between Varco and National Oilwell to enhance efficiency following the March 2005 merger, the rollout of Quick Response Manufacturing (QRM) and lean manufacturing techniques across a number of facilities, and a 37 percent increase in capital expenditures in the group as compared to 2006. We are also providing our vendors with longer range forecasts to assist their planning, placing longer term orders to match our backlog, and qualifying new suppliers throughout North America, Europe and Asia.

The Company's Petroleum Services & Supplies generated $3,061.0 million in revenue in 2007, an increase of 26 percent from 2006 revenues of $2,425.0 million, due to rising demand for oilfield goods and services the group provides, the impact of acquisitions, and several international expansion initiatives launched by the group including new facilities opened in the Middle East and Far East. Additionally the group benefited from investments made in its coiled tubing and composite pipe manufacturing infrastructure last year. The group's operating profit for the year was $731.6 million or 23.9 percent of sales, an increase from 2006 operating profit of $545.6 million or 22.5 percent of sales. The group generated 29 percent operating profit flow-through from 2006 to 2007.

Margins for the Petroleum Services & Supplies group improved in 2007 as a result of the higher volumes and better pricing, offset by higher personnel and materials costs. The strong results were broad-based, with all major product and service lines up year-over-year. Domestic and international revenues continued to grow throughout the year; however, results in Canada softened on a seasonally-adjusted basis as many of our customers in Canada reduced activity in response to lower gas prices, a stronger Canadian dollar, and higher royalty expenses in Alberta. The group's mix of non-North American revenue rose steadily throughout the year, from 38 percent in the first quarter to 43 percent in the fourth quarter, as overseas business grew. The flattening of the rig count in the U.S., and the declining level of activity in Canada compared to the prior year, reduced overall pricing leverage in North America; however, pricing trends remain very regional and product line specific, with pricing of certain products continuing to increase.

The Company's Distribution Services group generated revenues of $1,423.7 million in 2007, a four percent increase from 2006 revenues of $1,369.6 million. Operating profit was $94.0 million, unchanged from the prior year. Operating margins were 6.6 percent, down slightly from 2006 operating margins of 6.9 percent. The group generated no incremental operating profit flow-through in 2007, due mostly to a sharp decline in business in its Canadian operations. Revenue growth in overseas markets fully offset lower Canadian sales, but startup costs in several new international locations led to lower flow-throughs from these areas. Domestic operations posted good year-over-year growth at strong flow-throughs, but the business began to experience increasing domestic price pressure through the second half of 2007.

Strategic alliance agreements with new customers fueled much of the Distribution Services group's international growth. Once in place the strategic alliances provide the group a stable platform of business around which it can open new locations at lower risk and cost. The group has expanded around the world by following our customers' rigs into new regions. The group is also selling more MRO supplies internally to legacy Varco organizations, which increased our leverage through greater purchase volumes.

Outlook

We believe that the outlook for the Company for 2008 remains positive, as historically high commodity prices are expected to keep overall oil and gas activity high, and as the Company enters 2008 with a record level of backlog for capital equipment for its Rig Technology group.

Oil prices and supply remain subject to significant political risk in many international regions. The growth of China and other emerging economies has added significant demand to the oil markets, and new sources of supply continue to prove challenging to find and produce economically. The Company expects the high oil prices that have resulted to sustain high levels of oilfield activity in 2008, provided the world's major economies remain strong, and OPEC discipline keeps oil prices high. High commodity prices, drilling activity levels, and drilling rig dayrates are expected to continue to fuel demand for the Company's Rig Technology group. The supply of offshore rigs remains tight in many markets, and quotation activity for the Rig Technology group remains brisk. In particular, the Company expects recent deepwater lease awards and announcements of discoveries in Brazil to continue to fuel a high level of interest in floating drilling rig construction projects. Additionally, interest in new international land rigs remains very high, while domestic rig demand has stabilized.

Our outlook for the Company's Petroleum Services & Supplies segment remains good, given continuation of high levels of drilling across the U.S., Middle East, North Africa, the Far East, Latin America and the North Sea. While Canadian activity remains slow, we believe the long term outlook there is good given the difficulties the industry has faced in meaningfully growing gas production across North America. Gas production from resource plays (coal bed methane, tight sands and shales) has increased to about 40 percent of total U.S. gas production, and is believed to exhibit higher decline rates than conventional reservoirs.

The Company's Distribution Services segment operates in very competitive markets, but we are targeting further international expansion underpinned by new strategic alliances in 2008 to fuel additional growth. The business also continues to be challenged by weak demand in Canada.

Results of Operations

Years Ended December 31, 2007 and December 31, 2006

The following table summarizes the Company's revenue and operating profit by operating segment in 2007 and 2006 (in millions):

	Years Ended December 31,		Variance	
	2007	2006	$	%
Revenue:				
Rig Technology	$ 5,744.7	$ 3,584.9	$ 2,159.8	60.2%
Petroleum Services & Supplies	3,061.0	2,425.0	636.0	26.2%
Distribution Services	1,423.7	1,369.6	54.1	4.0%
Eliminations	(440.4)	(353.7)	(86.7)	24.5%
Total Revenue	$ 9,789.0	$ 7,025.8	$ 2,763.2	39.3%
Operating Profit:				
Rig Technology	$ 1,393.6	$ 608.5	$ 785.1	129.0%
Petroleum Services & Supplies	731.6	545.6	186.0	34.1%
Distribution Services	94.0	94.0	—	—
Unallocated expenses and eliminations	(174.8)	(137.0)	(37.8)	27.6%
Total Operating Profit	$ 2,044.4	$ 1,111.1	$ 933.3	84.0%
Operating Profit %:				
Rig Technology	24.3%	17.0%		
Petroleum Services & Supplies	23.9%	22.5%		
Distribution Services	6.6%	6.9%		
Total Operating Profit %	20.9%	15.8%		

Rig Technology

Rig Technology revenue for the year ended December 31, 2007 was $5,744.7 million, an increase of $2,159.8 million (60.2%) compared to 2006. The increase is due to the growing market for capital equipment, as evidenced by backlog growth, price increases implemented in 2006, and increases in spare parts and service revenue. The increase in orders and backlog resulted from increased rig construction projects and higher capital investment by drilling contractors in 2007 as compared to 2006.

Operating profit from Rig Technology was $1,393.6 million for the year ended December 31, 2007, an increase of $785.1 million (129.0%) over the same period of 2006. The increase in operating profit was largely due to the increased activity and pricing discussed above.

The Rig Technology group monitors its capital equipment backlog to plan its business. New orders are added to backlog only when we receive a firm written order for major drilling rig components or a signed contract related to a construction project. The capital equipment backlog was $9.0 billion at December 31, 2007, an increase of $3.0 billion (50.0%) over backlog of $6.0 billion at December 31, 2006. Substantially all of the current backlog will be delivered by the end of 2009.

Petroleum Services & Supplies

Revenue from Petroleum Services & Supplies was $3,061.0 million for 2007 compared to $2,425.0 million for 2006, an increase of $636.0 million (26.2%). The increase was attributable to the higher demand for all products and services offered by the segment. Downhole tools sales and rentals, drill pipe coating services, and inspection equipment sales achieved revenue increases ranging from 40% to 72%.

Operating profit from Petroleum Services & Supplies was $731.6 million for 2007 compared to $545.6 million for 2006, an increase of $186.0 million (34.1%). The increase was attributable to higher profitability across virtually all product lines, driven by higher volumes discussed above. Operating profit dollar increases ranging from 48% to 144% were achieved from downhole tool sales and rentals, drill pipe coating services and pipeline inspections.

Distribution Services

Revenue from Distribution Services totaled $1,423.7 million, an increase of $54.1 million (4.0%) from the prior period. The number of drilling rigs actively searching for oil and gas is a key metric for this business segment. Worldwide rig count increased 2.4% in 2007 compared to 2006, with increases of 7.2% and 8.6% in the U.S. and international rig activity, offset almost entirely by a 26.8% decline in Canada rig activity. The Company's Distribution Services segment efforts to expand in international markets along with the increasing international market activity resulted in a 22% increase in international revenue. The international revenue growth over the prior period reflects additional large contract awards, the extension of US-based contracts into the international arena, increased volume from our global alliance customers and increased export activity.

Operating income remained the same in 2007 at $94.0 million while margins decreased slightly to 6.6% of revenue in 2007 compared to 6.9% of revenue in 2006. The decrease in margin was primarily due to weak demand in Canada and resulting lower operating profit in Canada.

Unallocated expenses and eliminations

Unallocated expenses and eliminations were $174.8 million for the year ended December 31, 2007 compared to $137.0 million for 2006. The increase in operations costs was primarily due to greater inter-segment profit eliminations, an increase in employee compensation expense and greater stock-based compensation expense. The stock-based compensation expense was $43.1 million and $31.2 million for the years ended December 31, 2007 and 2006, respectively. The 2006 results also included $7.9 million of integration costs related to the 2005 merger with Varco.

Interest and financial costs

Interest and financial costs were $50.3 million for 2007 compared to $48.7 million for 2006. The increase was primarily due to unfavorable interest rate movements on the Company's outstanding interest rate swap agreements.

Other income (expense), net

Other income (expense), net was an expense of $17.8 million and $31.3 million for the years ended December 31, 2007 and December 31, 2006, respectively. The decrease in expense was primarily due to a net foreign exchange loss which was $7.0 million for the year ended December 31, 2007, as compared to a net foreign exchange loss of $21.0 million for the year ended December 31, 2006. The 2007 foreign exchange losses were primarily due to the strengthening in Norwegian Kroner, British Pound Sterling, and Euro currencies compared to the U.S. Dollar. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" Foreign Currency Exchange Rates.

Provision for income taxes

The effective tax rate for the year ended December 31, 2007 was 33.3% compared to 33.9% for 2006. The lower 2007 tax rate was due primarily to a higher percentage of earnings in foreign jurisdictions with lower tax rates, favorable resolution of uncertain tax positions associated with prior years and increased tax benefits in the US from manufacturing activities. These benefits were partially offset by increased state income tax in the US from the new Texas Margins tax, incremental US tax on repatriated foreign earnings and the loss of tax benefits in the US associated with export sales in 2006 that was fully terminated for 2007. The US laws granting this export tax benefit were modified as part of the American Jobs Creation Act of 2004 and this benefit is no longer available. A new tax benefit associated with US manufacturing operations passed into law under the same Act will be phased in over a five year period beginning in 2005. Whereas the timing of the phase out of the export tax benefit and the phase in of the manufacturing tax benefit may differ, we expect the tax reduction associated with the new manufacturing deduction, when fully implemented, to be similar in amount to the export benefit. We anticipate our tax rate for 2008 to be in the range of approximately 32% to 34% for continuing operations.

Years Ended December 31, 2006 and December 31, 2005

The following table summarizes the Company's revenue and operating profit by operating segment in 2006 and 2005. The actual results include results from Varco operations from the acquisition date of March 11, 2005 (in millions):

	Years Ended December 31,		Variance	
	2006	2005	$	%
Revenue:				
Rig Technology	$ 3,584.9	$ 2,216.8	$ 1,368.1	61.7%
Petroleum Services & Supplies	2,425.0	1,645.8	779.2	47.3%
Distribution Services	1,369.6	1,074.5	295.1	27.5%

Eliminations	(353.7)	(292.6)	(61.1)	20.9%
Total Revenue	$ 7,025.8	$ 4,644.5	$ 2,381.3	51.3%
Operating Profit:				
Rig Technology	$ 608.5	$ 238.4	$ 370.1	155.2%
Petroleum Services & Supplies	545.6	281.0	264.6	94.2%
Distribution Services	94.0	46.6	47.4	101.7%
Unallocated expenses and eliminations	(137.0)	(89.2)	(47.8)	53.6%
Total Operating Profit	$ 1,111.1	$ 476.8	$ 634.3	133.0%
Operating Profit %:				
Rig Technology	17.0%	10.8%		
Petroleum Services & Supplies	22.5%	17.1%		
Distribution Services	6.9%	4.3%		
Total Operating Profit %	15.8%	10.3%		

Rig Technology

Rig Technology revenue for the year ended December 31, 2006 was $3,584.9 million, an increase of $1,368.1 million (61.7%) compared to 2005. The increase can be attributed to the growing market for capital equipment, as evidenced by backlog growth, price increases implemented in 2005 and 2006, increases in spare parts and service revenue, and the merger with Varco, which was completed effective March 11, 2005. The increase in orders and backlog can be attributed to increased rig construction projects and higher capital investment by drilling contractors in 2006 as compared to 2005.

Operating profit from Rig Technology was $608.5 million for the year ended December 31, 2006, an increase of $370.1 million (155.2%) over the same period of 2005. The increase in operating profit was largely due to the increased activity and pricing discussed above and the 2005 merger with Varco. Additionally, 2005 operating profit included a second quarter charge of $21.7 million taken on a large Kazakhstan rig fabrication project as a result of additional costs attributed to higher rig-up and material costs than originally planned.

The Rig Technology group monitors its capital equipment backlog to plan its business. New orders are added to backlog only when we receive a firm written order for major drilling rig components or a signed contract related to a construction project. The capital equipment backlog was $6.0 billion at December 31, 2006, an increase of $3.7 billion (161.2%) over backlog of $2.3 billion at December 31, 2005. Substantially all of the current backlog will be delivered by the end of 2009.

Petroleum Services & Supplies

Revenue from Petroleum Services & Supplies was $2,425.0 million for 2006 compared to $1,645.8 million for 2005, an increase of $779.2 million (47.3%). In part, the increase was attributable to the addition of product lines acquired from Varco, which totaled approximately $192.9 million. The remaining increase was attributable to the higher demand for all products and services offered by the segment. Solids control equipment sales and rentals, rig instrumentation packages, drill pipe coating services, fiberglass pipe, and pumping products achieved revenue increases ranging from 35% to 50%. These increases were the result of strong North America and worldwide drilling markets, as reflected by rig count increases of 15% and 11%, respectively, for 2006 compared to 2005. Petroleum Services & Supplies also benefited from price increases implemented during 2005.

Operating profit from Petroleum Services & Supplies was $545.6 million for 2006 compared to $281.0 million for 2005, an increase of $264.6 million (94.2%). The incremental operating profit from the addition of product lines acquired from Varco was approximately $28.4 million. The majority of the remaining increase was attributable to higher profitability across virtually all product lines, driven by higher volumes and improved pricing discussed above. Operating profit dollar increases ranging from 73% to 103% were achieved from downhole tool sales and rentals, sales of pumping products, inspection services, and solids control equipment sales and rentals.

Distribution Services

Revenue from Distribution Services totaled $1,369.6 million, an increase of $295.1 million (27.5%) from the prior period. The number of drilling rigs actively searching for oil and gas is a key metric for this business segment. According to the Baker Hughes rig count report, the average number of rigs operating in the world in 2006 was up 11% over the prior period. The average rig count in North America in 2006 was up 15% over the prior period to 2,118 rigs with our North American revenues up $196.9 million (27%). In the International market, revenues increased 26% while international rig count activity increased by 2%. The international revenue growth over the prior period reflects additional large contract awards, the extension of US-based contracts into the international arena, increased volume from our global alliance customers and increased export activity.

From a product perspective, maintenance, repair and operating supply ("MRO") commodities in 2006 experienced a 33% increase over 2005. Sales of our manufactured products increased nearly 40% largely in the second half of the year. Margins were up considerably for MRO goods, driven by strategic bulk purchases and positioning of key commodities. OEM product margins were largely flat due to a large portion of these revenues locked in at fixed margins on committed contracts.

Operating income increased $47.4 million in 2006 to $94.0 million or 6.9% of revenue. Improved supplier rebates coupled with increased operating efficiencies largely achieved by absorbing the revenue increase across an already established distribution infrastructure and expense base were the main contributors to operating income improvement.

Unallocated expenses and eliminations

Unallocated expenses and eliminations were $137.0 million for the year ended December 31, 2006 compared to $89.2 million for 2005. The increase in operations costs was primarily due to greater inter-segment profit eliminations. In addition, stock-based compensation expense was $31.2 million for 2006 as compared to $15.6 million for 2005. The integration costs related to the Varco merger were $7.9 million and $31.7 million for the years ended 2006 and 2005, respectively.

Interest and financial costs

Interest and financial costs were $48.7 million for 2006 compared to $52.9 million for 2005. The decrease was primarily due to favorable interest rate movements on the Company's outstanding interest rate swap agreements and repayment of the Company's $150 million 6.875% Senior Notes on July 1, 2005. See summary of outstanding debt at December 31, 2006 under Liquidity and Capital Resources.

Other income (expense), net

Other income (expense), net was an expense of $31.3 million and income of $1.2 million for the years ended December 31, 2006 and December 31, 2005, respectively. The increase in expense was primarily due to a net foreign exchange loss which was $21.0 million for the year ended December 31, 2006, as compared to a net foreign exchange gain of $2.9 million for the year ended December 31, 2005. The 2006 foreign exchange losses were primarily due to the strengthening in Norwegian Kroner, British Pound Sterling, and Euro currencies compared to the U.S. Dollar. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" Foreign Currency Exchange Rates.

Provision for income taxes

The effective tax rate for the year ended December 31, 2006 was 33.9% compared to 32.3% for 2005. The higher 2006 tax rate was due primarily to increased state income tax expenses and charges for increases in valuation allowances related to separate company operating losses that may not be deductible in the future. The tax rates also reflect a lower percentage of earnings in foreign jurisdictions with lower tax rates and reduced benefits in the US associated with export sales in 2006 compared to 2005. The US laws granting this tax benefit were modified as part of the American Jobs Creation Act of 2004 and this benefit will no longer be available after 2006. A new tax benefit associated with US manufacturing operations passed into law under the same Act will be phased in over a five year period beginning in 2005.

Liquidity and Capital Resources

At December 31, 2007, the Company had cash and cash equivalents of $1,841.8 million, and total debt of $890.7 million. At December 31, 2006, cash and cash equivalents were $957.4 million and total debt was $840.3 million. The increase in cash holdings was primarily a result of increased operating activities and securing project orders that require large down payments and early payment terms. The Company's outstanding debt at December 31, 2007 consisted of $200.0 million of 5.65% Senior Notes due 2012, $200.0 million of 7.25% Senior Notes due 2011, $150.0 million of 6.5% Senior Notes due 2011, $150.0 million of 5.5% Senior Notes due 2012, $100.0 million of 7.5% Senior Notes due 2008, and other debt of $90.7 million.

Cash provided by operating activities in 2007 was $1,188.0 million compared to cash provided by operating activities of $1,216.7 million in 2006. Cash was used by operations primarily through increases in inventories of $757.6 million, receivables of $464.8 million, cost in excess of billings of $334.6 million and prepaid and other current assets of $143.6 million. These negative cash flows were offset by net income of $1,337.1 million, billings in excess of costs of $831.6 million and non-cash charges of $214.1 million. Receivables increased due to greater revenue, pricing and activity in 2007 compared to 2006, while inventory increased due to continued higher costs, activity, growing backlog orders, and customer prepayments. Billings in excess of costs increased due to early payment terms in relation to construction projects.

For the year ended December 31, 2007, cash used by investing activities was $574.9 million compared to $530.1 million used for 2006. We used $323.9 million to complete eight acquisitions during 2007 and the final payment for NQL Energy Services, Inc. Capital spending of $251.8 million was primarily related to rental assets associated with the Company's Petroleum Services & Supplies operations and capital expansion related to increased capacity for manufacturing operations.

For the year ended December 31, 2007, cash provided by financing activities was $149.6 million compared to $41.1 million in 2006. Cash was provided by financing activities through proceeds from stock options exercised of $91.3 million, excess tax benefit from exercise of stock options of $22.9 million and net borrowings of $35.4 million.

We believe cash generated from operations and amounts available under the credit facilities and from other sources of debt will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations. We also believe increases in capital expenditures caused by any need to increase manufacturing capacity can be funded from operations or through debt financing. In addition, the Company is negotiating to replace the existing $500 million unsecured credit facility with $3 billion of unsecured credit facilities. We expect the facilities to consist of a $2 billion five-year revolving credit facility, and a $1 billion, 364-day revolving credit facility. A portion of the proceeds will be used to finance the Grant Prideco transaction, with the credit facility closing concurrent with the Grant Prideco transaction closing.

A summary of the Company's outstanding contractual obligations at December 31, 2007 is as follows (in millions):

		Payment Due by Period			
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Total debt	$ 890.7	$ 152.8	$ 33.8	$ 703.7	$ 0.4
Operating leases	378.6	94.4	123.5	64.6	96.1
Total contractual obligations	$ 1,269.3	$ 247.2	$ 157.3	$ 768.3	$ 96.5
Standby letters of credit	$ 1,712.4	$ 719.9	$ 735.2	$ 257.3	$ —

As of December 31, 2007, the Company had $ 53.6 million of unrecognized tax benefits. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. Due to the uncertainty of the timing of future cash flows associated with these unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits have been excluded from the contractual obligations table above. For further information related to unrecognized tax benefits, see Note 14, "Income Tax," to the consolidated financial statements included herein.

We intend to pursue additional acquisition candidates, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. The Company expects to increase its capital spending approximately 20% in 2008 to exceed $300 million. We expect to fund future cash acquisitions and capital spending primarily with cash flow from operations and borrowings, including the unborrowed portion of the credit facility or new debt issuances, but may also issue additional equity either directly or in connection with acquisitions. There can be no assurance that additional financing for acquisitions will be available at terms acceptable to us.

Inflation has had an impact on certain of our operations in recent years. We believe that the higher costs for energy, steel and other commodities experienced in 2007 have largely been mitigated by increased prices and component surcharges for the products we sell. However, higher steel, labor, energy or other commodity prices may adversely impact future periods.

Critical Accounting Estimates

In preparing the financial statements, we make assumptions, estimates and judgments that affect the amounts reported. We periodically evaluate our estimates and judgments that are most critical in nature which are related to revenue recognition under long-term construction contracts; allowance for doubtful accounts; inventory reserves; impairments of long-lived assets (excluding goodwill); goodwill impairment and income taxes. Our estimates are based on historical experience and on our future expectations that we believe are reasonable. The combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material.

Revenue Recognition under Long-term Construction Contracts

The Company uses the percentage-of-completion method to account for certain long-term construction contracts in the Rig Technology group. These long-term construction contracts include the following characteristics:

- the contracts include custom designs for customer specific applications;
- the structural design is unique and requires significant engineering efforts; and
- construction projects often have progress payments.

This method requires the Company to make estimates regarding the total costs of the project, progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin the Company recognizes in each reporting period. The Company prepares detailed cost to complete estimates at the beginning of each project, taking into account all factors considered likely to affect gross margin. Significant projects and their related costs and profit margins are updated and reviewed at least quarterly by senior management. Factors that may affect future project costs and margins include shipyard access, weather, production efficiencies, availability and costs of labor, materials and subcomponents and other factors as mentioned in "Risk Factors." These factors can significantly impact the accuracy of the Company's estimates and materially impact the Company's future reported earnings.

Historically, the Company's estimates have been reasonably dependable regarding the recognition of revenues and gross profits on percentage of completion contracts, excluding $21.7 million of losses recorded in 2005 resulting from changes in cost estimates relating to two rigs delivered to Kazakhstan as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Excluding these losses, and based upon an analysis of percentage of completion contracts for all open contracts outstanding at December 31, 2006 and 2005, adjustments (representing the differences between the estimated and actual results) to all outstanding contracts resulted in changes to gross profit margins of 0.3% ($4.3 million on $1.6 billion of outstanding contracts) and 1.1% ($12.1 million on $1.1 billion of outstanding contracts, respectively). While the Company believes that its estimates on outstanding contracts at December 31, 2007 and in future periods will continue to be reasonably dependable under percentage of completion accounting, the factors identified in the preceding paragraph could result in significant adjustments in future periods. The Company has recorded revenue on outstanding contracts (on a contract-to-date basis) of $3.8 billion at December 31, 2007.

Allowance for Doubtful Accounts

The determination of the collectibility of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. Allowances for doubtful accounts are determined based on a continuous process of assessing the Company's portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. Based on a review of these factors, the Company will establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. A substantial portion of the Company's revenues come from international oil companies, international shipyards, international oilfield service companies, and government-owned or government-controlled oil companies. Therefore, the Company has significant receivables in many foreign jurisdictions. If worldwide oil and gas drilling activity or changes in economic conditions in foreign jurisdictions deteriorate, the creditworthiness of the Company's customers could also deteriorate and they may be unable to pay these receivables, and additional allowances could be required. At December 31, 2007 and 2006, allowance for bad debts totaled $44.8 million and $30.4 million, or 2.1% and 1.8% of gross accounts receivable, respectively.

Historically, the Company's charge-offs and provisions for the allowance for doubtful accounts have been immaterial to the Company's consolidated financial statements. However, because of the risk factors mentioned above, changes in our estimates could become material in future periods.

Inventory Reserves

Inventory is carried at the lower of cost or estimated net realizable value. The Company determines reserves for inventory based on historical usage of inventory on-hand, assumptions about future demand and market conditions, and estimates about potential alternative uses, which are usually limited. The Company's inventory consists of specialized spare parts, work in process, and raw materials to support ongoing manufacturing operations and the Company's large installed base of specialized equipment used throughout the oilfield. Customers rely on the Company to stock these specialized items to ensure that their equipment can be repaired and serviced in a timely manner. The Company's estimated carrying value of inventory therefore depends upon demand driven by oil and gas drilling and well remediation activity, which depends in turn upon oil and gas prices, the general outlook for economic growth worldwide, available financing for the Company's customers, political stability in major oil and gas producing areas, and the potential obsolescence of various types of equipment we sell, among other factors. At December 31, 2007 and 2006, inventory reserves totaled 3.7% and 4.5% of gross inventory, respectively. Recent high demand and a strong outlook for oilfield equipment sales provide the basis for the Company's December 31, 2007 and 2006 estimates regarding the future usage and realizable value of inventory.

While inventory reserves and accruals have not had a material impact on the Company's financial results for the periods covered in this report, changes in worldwide oil and gas activity, or the development of new technologies which make older drilling technologies obsolete, could require the Company to record additional allowances to reduce the value of its inventory. Such changes in our estimates could be material under weaker market conditions or outlook.

Impairment of Long-Lived Assets (Excluding Goodwill)

Long-lived assets, which include property, plant and equipment and identified intangible assets, comprise a significant amount of the Company's total assets. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and estimated useful lives.

Additionally, the carrying values of these assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company's products and services, future market conditions and technological developments. The forecasts are dependent upon assumptions regarding oil and gas prices, the general outlook for economic growth worldwide, available financing for the Company's customers, political stability in major oil and gas producing areas, and the potential obsolescence of various types of equipment we sell, among other factors. Significant and unanticipated changes to these assumptions or the intended use of these assets could require a provision for impairment in a future period. There have been no impairment charges of long-lived assets for the years ended December 31, 2007, 2006 and 2005.

Goodwill Impairment

The Company has approximately $2.4 billion of goodwill on its consolidated balance sheet as of December 31, 2007. Generally accepted accounting principles require the Company to test goodwill for impairment on an annual basis or whenever events or circumstances occur indicating that goodwill might be impaired. Events or circumstances which could indicate a potential impairment of goodwill could include (but are not limited to) a significant reduction in worldwide oil and gas prices or drilling; a significant reduction in profitability or cash flow of oil and gas companies or drilling contractors; a significant reduction in worldwide well remediation activity; a significant reduction in capital investment by other oilfield service companies; or a significant increase in worldwide inventories of oil or gas. The timing and magnitude of any goodwill impairment charge, which could be material, would depend on the timing and severity of the event or events triggering the charge and would require a high degree of management judgment.

The Company performs a review of goodwill for impairment annually or earlier if indicators of potential impairment exist. The annual impairment tests are performed during the fourth quarter of each year. If it is determined that goodwill is impaired, that impairment is measured based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill and identified intangibles is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances that would indicate that, more likely than not, the carrying amount of goodwill and identified intangibles has been impaired. Fair value of the reporting units is determined based on internal management estimates, using a combination of three methods: discounted cash flow, comparable companies, and representative transactions. Changes in the assumptions used in the fair value calculation could result in an estimated reporting unit fair value that is below the carrying value, which may give rise to an impairment of goodwill. In addition to the annual review, the Company also tests for impairment should an event occur or circumstances change that may indicate a reduction in the fair value of a reporting unit below its carrying value. The Company had no impairment of goodwill for the years ended December 31, 2007, 2006 and 2005.

Income Taxes

The Company is a U.S. registered company and is subject to income taxes in the U.S. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which the Company operates and income is earned.

The Company's annual tax provision is based on expected taxable income, statutory rates and tax planning opportunities available in the various jurisdictions in which it operates. The determination and evaluation of the annual tax provision and tax positions involves the interpretation of the tax laws in the various jurisdictions in which the Company operates. It requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, and treaties, foreign currency exchange restrictions or the Company's level of operations or profitability in each jurisdiction could impact the tax liability in any given year. The Company also operates in many jurisdictions where the tax laws relating to the pricing of transactions between related parties are open to interpretation, which could potentially result in aggressive tax authorities asserting additional tax liabilities with no offsetting tax recovery in other countries.

The Company maintains liabilities for estimated tax exposures in jurisdictions of operation. The annual tax provision includes the impact of income tax provisions and benefits for changes to liabilities that the Company considers appropriate, as well as related interest. Tax exposure items primarily include potential challenges to intercompany pricing and certain tax credits which may not ultimately be sustained. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means. The Company is subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. The Company believes that an appropriate liability has been established for estimated exposures under the guidance in FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* which is an interpretation of the Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. However, actual results may differ materially from these estimates. The Company reviews these liabilities quarterly and to the extent audits or other events result in an adjustment to the liability accrued for a prior year, the effect will be recognized in the period of the event.

The Company currently has recorded valuation allowances that the Company intends to maintain until it is more likely than not the deferred tax assets will be realized. Other than valuation allowances associated with tax attributes acquired through acquisitions, income tax expense recorded in the future will be reduced to the extent of decreases in the Company's valuation allowances. The realization of remaining deferred tax assets is primarily dependent on future taxable income. Any reduction in future taxable income including but not limited to any future restructuring activities may require that the Company record an additional valuation allowance against deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on future earnings. If a change in a valuation allowance occurs, which was established in connection with an acquisition, such adjustment may impact goodwill rather than the income tax provision.

The Company has not provided for deferred taxes on the unremitted earnings of certain subsidiaries that are permanently reinvested. Should the Company make a distribution from the unremitted earnings of these subsidiaries, the Company may be required to record additional taxes. Unremitted earnings of these subsidiaries were $1,580.0 million and $1,116.3 million at December 31, 2007 and 2006, respectively. The Company makes an annual determination whether to permanently reinvest these earnings. If, as a result of these reassessments, the Company distributes these earnings in the future, additional tax liability would result, offset by any available foreign tax credits.

The Company does not believe it is possible to reasonably estimate the potential impact of changes to the assumptions and estimates identified because the resulting change to our tax liability, if any, is dependent on numerous factors which cannot be reasonably estimated. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value and increases disclosures about estimates of fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect, if any, SFAS 157 will have on our financial disclosures as well as our consolidated financial position, cash flows, and results from operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — An amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the end of the employer's fiscal year is effective for fiscal years ending after December 15, 2008. The Company adopted the provisions of SFAS 158 recognizing the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statement of financial position and recognized changes in the funded status in the year in which they occurred through comprehensive income effective December 31, 2006 with no material impact on the Consolidated Financial Statements. We did not elect early adoption of the requirement to measure plan assets and benefit obligations as of our fiscal year end. See Note 10 of the Notes to the Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides entities with an option to measure many financial assets and liabilities and certain other items at fair value as determined on an instrument by instrument basis. The Company has not yet evaluated the impact, if any, this standard might have on the Company's consolidated financial statements once it becomes effective on January 1, 2008.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R"). SFAS 141R provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired in a business combination. SFAS 141R also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS 141R is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. The Company does expect that this new standard will impact certain aspect of its accounting for business combinations on a prospective basis, including the determination of fair values assigned to certain purchased assets and liabilities.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 establishes requirements for ownership interests in subsidiaries held by parties other than the Company (previously called minority interests) be clearly identified, presented, and disclosed in the consolidated statement of financial position within equity, but separate from the parent's equity. All changes in the parent's ownership interests are required to be accounted for consistently as equity transactions and any noncontrolling equity investments in deconsolidated subsidiaries must be measured initially at fair value. SFAS 160 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. The Company is currently assessing the impact of SFAS 160 on its consolidated financial position and results of operations.

Forward–Looking Statements

Some of the information in this document contains, or has incorporated by reference, forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate," and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from results anticipated in the forward-looking statements due to a number of factors, including but not limited to changes in oil and gas prices, customer demand for our products and worldwide economic activity. You should also consider carefully the statements under "Risk Factors" which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. We undertake no obligation to update any such factors or forward-looking statements to reflect future events or developments.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in foreign currency exchange rates and interest rates. Additional information concerning each of these matters follows:

Foreign Currency Exchange Rates

We have extensive operations in foreign countries. The net assets and liabilities of these operations are exposed to changes in foreign currency exchange rates, although such fluctuations generally do not affect income since their functional currency is typically the local currency. These operations also have net assets and liabilities not denominated in the functional currency, which exposes us to changes in foreign currency exchange rates that do impact income. During the years ended December 31, 2007, 2006 and 2005, the Company reported foreign currency gains (losses) of ($7.0) million, ($21.0) million, and $2.9 million, respectively. The gains (losses) were primarily due to exchange rate fluctuations related to monetary asset balances denominated in currencies other than the functional currency. The 2007 foreign exchange loss is primarily the result in the strengthening of the following major currencies against the U.S. dollar: British Pound – 1.9%, Canadian Dollar – 18.8%, Euro – 11.6% and the Norwegian Kroner – 13.0%. Further strengthening of these currencies against the U.S. dollar may continue to create similar losses in future periods to the extent we maintain net assets and liabilities not denominated in the functional currency of the countries using the above currencies as their functional currency.

Certain revenues in foreign countries are denominated in U.S. dollars, and therefore, changes in foreign currency exchange rates impact our earnings to the extent that costs associated with those U.S. dollar revenues are denominated in the local currency. Similarly, some of our revenues are denominated in foreign currencies, but have associated U.S. dollar costs, which also gives rise to foreign currency exchange rate exposure. In order to mitigate that risk, we may utilize foreign currency forward contracts to better match the currency of our revenues and associated costs. We do not use foreign currency forward contracts for trading or speculative purposes.

At December 31, 2007, we had entered into foreign currency forward contracts with notional amounts aggregating $1,024.2 million to hedge cash flow exposure to currency fluctuations in various foreign currencies. These exposures arise when local currency operating expenses are not in balance with local currency revenue collections. Based on quoted market prices as of December 31, 2007 and 2006 for contracts with similar terms and maturity dates, we have recorded a gain of $11.2 million and $1.0 million, respectively, to adjust these foreign currency forward contracts to their fair market value. This gain is included in other comprehensive income in the consolidated balance sheet. It is expected that $6.4 million of the gain will be reclassified into earnings within the next 12 months. At December 31, 2007, the Company has cash flow hedges in place through the first quarter of 2011. A gain from ineffectiveness of $4.6 million is included in earnings related to these foreign currency contracts as of December 31, 2007. Ineffectiveness for 2006 and 2005 was not material.

At December 31, 2007, the Company had foreign currency forward contracts with notional amounts aggregating $1,579.1 million designated and qualifying as fair value hedges to hedge exposure to currency fluctuations in various foreign currencies. Based on quoted market prices as of December 31, 2007 and 2006 for contracts with similar terms and maturity dates, we recorded a gain of $79.9 million and $25.0 million, respectively, to adjust these foreign currency forward contracts to their fair market value. This gain is offset by designated losses on the firm commitments. A loss from ineffectiveness of ($0.6) million is included in earnings related to these foreign currency contracts as of December 31, 2007. Ineffectiveness for 2006 and 2005 was not material.

At December 31, 2007, the Company had foreign currency forward contracts with notional amounts aggregating $279.2 million to offset exposures to the currency fluctuation of nonfunctional currency balance sheet accounts, primarily consisting of account receivables and account payables, and are not designated as hedges. Therefore, changes in the fair value of these contracts are recorded each period in current earnings.

At December 31, 2007, the Company had foreign currency forward contracts with notional amounts aggregating $1,221.6 million designated and qualifying as net investment hedges of our Norwegian operations. Based on market prices as of December 31, 2007 for contracts with similar terms and maturity dates, we have recorded a gain of $7.5 million, net of tax of $4.4 million to adjust these foreign contracts to their fair market value. This gain is included in other comprehensive income in the consolidated balance sheet.

The maturity of the above forward contracts by currency is (in millions):

Hedge Classification	Currency	2008	2009	2010	2011	Total
Cash Flow						
	DKK	$ 7.6	$ —	$ —	$ —	$ 7.6
	EUR	31.0	35.3	11.8	—	78.1
	GBP	2.9	15.5	—	—	18.4
	SEK	0.6	—	—	—	0.6
	SGD	0.4	0.3	—	—	0.7
	USD	269.6	524.9	118.9	5.4	918.8
		$ 312.1	$ 576.0	$ 130.7	$ 5.4	$ 1,024.2
Fair Value						
	EUR	$ 170.1	$ 26.7	$ 0.6	$ —	$ 197.4
	GBP	11.7	—	—	—	11.7
	KRW	1.0	—	—	—	1.0
	SGD	5.9	1.3	—	—	7.2
	USD	1,005.0	353.4	2.1	1.3	1,361.8
		$ 1,193.7	$ 381.4	$ 2.7	$ 1.3	$ 1,579.1

Balance Sheet						
	EUR	$ 0.1	$ —	$ —	$ —	$ 0.1
	GBP	0.1	—	—	—	0.1
	SDG	0.7	—	—	—	0.7
	USD	276.8	1.5	—	—	278.3
		$ 277.7	$ 1.5	$ —	$ —	$ 279.2
Net Investment						
	CAD	$ 601.4	$ —	$ —	$ —	$ 601.4
	NOK	620.2	—	—	—	620.2
		$ 1,221.6	$ —	$ —	$ —	$ 1,221.6
Total		$ 3,005.1	$ 958.9	$ 133.4	$ 6.7	$ 4,104.1

The Company had other financial market risk sensitive instruments denominated in foreign currencies totaling $87.7 million as of December 31, 2007 excluding trade receivables and payables, which approximate fair value. These market risk sensitive instruments consisted of cash balances and overdraft facilities. The Company estimates that a hypothetical 10% movement of all applicable foreign currency exchange rates on these financial market risk sensitive instruments could affect net income by $5.7 million.

The counterparties to forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis. In the unlikely event that the counterparties fail to meet the terms of a foreign currency contract, our exposure is limited to the foreign currency rate differential.

We assess the functional currencies of our operating units to ensure that the appropriate currencies are utilized in accordance with the guidance of SFAS No. 52, *Foreign Currency Translation*. Effective January 1, 2008, we changed the functional currency of our Rig Technology unit in Norway from the Norwegian Kroner to the U.S. dollar to more appropriately reflect the primary economic environment in which they operate. This change was precipitated by significant changes in the economic facts and circumstances, including: the increased order rate for large drilling platforms and components technology, the use of our Norway unit as our preferred project manager of these projects, increasing revenue and cost base in U.S. dollars, and the implementation of an international cash pool. As a Norwegian Kroner functional unit, Norway was subject to increasing foreign currency exchange risk as a result of these changes in its economic environment and was dependent upon significant hedging transactions to offset its non-functional currency positions. At December 31, 2007, our Norway operations had derivatives with $2,550.5 million in notional value with a fair value of $91.3 million as compared to $1,394.6 million and $48.5 million at December 31, 2006, respectively, to mitigate foreign currency exchange risk against the U.S. dollar, our reporting currency. Effective with the change in the functional currency, the Company terminated these hedges. The related net position of $108.8 million associated with the terminated hedges will be recognized into earnings in the future periods the forecasted transactions affect earnings. The Company has subsequent to January 1, 2008, entered into new hedges to cover the exposures as a result of the changes to U.S. dollar functional.

Interest Rate Risk

At December 31, 2007, our long term borrowings consisted of $100 million in 7.5% Senior Notes, $150 million in 6.5% Senior Notes, $200 million in 7.25% Senior Notes, $200 million in 5.65% Senior Notes and $150 million in 5.5% Senior Notes. We had $90.7 million of other borrowings at December 31, 2007. We occasionally have borrowings under our other credit facilities, and a portion of these borrowings could be denominated in multiple currencies which could expose us to market risk with exchange rate movements. These instruments carry interest at a pre-agreed upon percentage point spread from either LIBOR, NIBOR or EURIBOR, or at the prime interest rate. Under our credit facilities, we may, at our option, fix the interest rate for certain borrowings based on a spread over LIBOR, NIBOR or EURIBOR for 30 days to 6 months. Our objective is to maintain a portion of our debt in variable rate borrowings for the flexibility obtained regarding early repayment without penalties and lower overall cost as compared with fixed-rate borrowings.

As of December 31, 2007, we had three interest rate swap agreements with an aggregate notional amount of $100 million associated with our 2008 Senior Notes. Under this agreement, we receive interest at a fixed rate of 7.5% and pay interest at a floating rate of six-month LIBOR plus a weighted average spread of approximately 4.675%. The swap agreements will settle semi-annually and will terminate in February 2008. The swap agreements originally entered into by Varco were recorded at their fair market value at the date of the Merger and no longer qualify as effective hedges under FAS 133. The swaps have been marked-to-market for periods subsequent to the Merger and any change in their value has been reported as an adjustment to interest expense. The change in the fair market value of the interest swap agreements resulted in a $0.3 million decrease in interest expense for the period ended December 31, 2007.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Attached hereto and a part of this report are financial statements and supplementary data listed in Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

(i) Evaluation of disclosure controls and procedures

As required by SEC Rule 13a-15(b), we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is accumulated and communicated to the Company's management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our principal executive officer and principal financial officer have concluded that our current disclosure controls and procedures were effective as of December 31, 2007 at the reasonable assurance level.

Pursuant to section 302 of the Sarbanes-Oxley Act of 2002, our Chief Executive Officer and Chief Financial Officer have provided certain certifications to the Securities and Exchange Commission. These certifications are included herein as Exhibits 31.1 and 31.2.

(ii) Internal Control Over Financial Reporting

(a) Management's annual report on internal control over financial reporting.

The Company's management report on internal control over financial reporting is set forth in this annual report on Page 55 and is incorporated herein by reference.

(b) Changes in internal control

There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference to the definitive Proxy Statement for the 2008 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to the definitive Proxy Statement for the 2008 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the definitive Proxy Statement for the 2008 Annual Meeting of Stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of our fiscal year ended December 31, 2007, with respect to compensation plans under which our common stock may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrant and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)) (1)
Equity compensation plans approved by security holders	8,409,702	$ 29.12	7,014,404
Equity compensation plans not approved by security holders	—	—	—
Total	8,409,702	$ 29.12	7,014,404

(1) Shares could be issued other than upon the exercise of stock options, warrants or rights; however, none are anticipated during 2008.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference to the definitive Proxy Statement for the 2008 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the definitive Proxy Statement for the 2008 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements and Exhibits

(1) Financial Statements

The following financial statements are presented in response to Part II, Item 8:

(2) Financial Statement Schedule

All schedules, other than Schedule II, are omitted because they are not applicable, not required or the information is included in the financial statements or notes thereto.

(3) Exhibits

2.1	Amended and Restated Agreement and Plan of Merger, effective as of August 11, between National-Oilwell, Inc. and Varco International, Inc. (4).
2.2	Agreement and Plan of Merger, effective as of December 16, 2007, between National Oilwell Varco, Inc., NOV Sub, Inc., and Grant Prideco, Inc. (9)
3.1	Amended and Restated Certificate of Incorporation of National-Oilwell, Inc. (Exhibit 3.1) (1).
3.2	Amended and Restated By-laws of National Oilwell Varco, Inc. (Exhibit 3.1) (10).
10.1	Employment Agreement dated as of January 1, 2002 between Merrill A. Miller, Jr. and National Oilwell. (Exhibit 10.1) (2).
10.2	Employment Agreement dated as of January 1, 2002 between Dwight W. Rettig and National Oilwell, with similar agreement with Mark A. Reese. (Exhibit 10.2) (2).
10.3	Form of Amended and Restated Executive Agreement of Clay C. Williams. (Exhibit 10.12) (3).
10.4	National Oilwell Varco Long-Term Incentive Plan (5)*.
10.5	Form of Employee Stock Option Agreement (Exhibit 10.1) (7)
10.6	Form of Non-Employee Director Stock Option Agreement (Exhibit 10.2) (7).
10.7	Amended and Restated Credit Agreement, dated as of June 21, 2005, among National Oilwell Varco, Inc., the financial institutions signatory thereto, including Wells Fargo Bank, National Association, in their capacities as lenders thereunder, as US administrative agent for the lenders, as Lead Arranger and Sole Book Runner, DnB NOR Bank ASA, as Norwegian Administrative Agent, DnB NOR Bank ASA and the Bank of Nova Scotia as Co-Documentation Agents, and Comerica Bank and JPMorgan Chase Bank, N.A. as Co-Syndication Agents. (Exhibit 10.1) (6).
10.8	Form of Performance-Based Restricted Stock (18 Month) Agreement (Exhibit 10.1) (8).
10.9	Form of Performance-Based Restricted Stock (36 Month) Agreement (Exhibit 10.2) (8).
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney (included on signature page hereto).
31.1	Certification pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended
31.2	Certification pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended

32.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Compensatory plan or arrangement for management or others

(1) Filed as an Exhibit to our Quarterly Report on Form 10-Q filed on August 11, 2000.

(2) Filed as an Exhibit to our Annual Report on Form 10-K filed on March 28, 2002.

(3) Filed as an Exhibit to Varco International, Inc.'s Quarterly Report on Form 10-Q filed on May 6, 2004.

(4) Filed as Annex A to our Registration Statement on Form S-4 filed on September 16, 2004.

(5) Filed as Annex D to our Amendment No. 1 to Registration Statement on Form S-4 filed on January 31, 2005.

(6) Filed as an Exhibit to our Current Report on Form 8-K filed on June 23, 2005.

(7) Filed as an Exhibit to our Current Report on Form 8-K filed on February 23, 2006.

(8) Filed as an Exhibit to our Current Report on Form 8-K filed on March 27, 2007.

(9) Filed as Annex A to our Registration Statement on Form S-4 filed on January 28, 2008.

(10) Filed as an Exhibit to our Current Report on Form 8-K filed on February 21, 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL OILWELL VARCO, INC.

Dated: February 28, 2008

By: /s/ MERRILL A. MILLER, JR.
Merrill A. Miller, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Each person whose signature appears below in so signing, constitutes and appoints Merrill A. Miller, Jr. and Clay C. Williams, and each of them acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this report, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ MERRILL A. MILLER, JR. Merrill A. Miller, Jr.	Chairman, President and Chief Executive Officer	February 28, 2008
/s/ CLAY C. WILLIAMS Clay C. Williams	Senior Vice President and Chief Financial Officer	February 28, 2008
/s/ ROBERT W. BLANCHARD Robert W. Blanchard	Vice President, Corporate Controller and Chief Accounting Officer	February 28, 2008
/s/ GREG L. ARMSTRONG Greg L. Armstrong	Director	February 28, 2008
/s/ ROBERT E. BEAUCHAMP Robert E. Beauchamp	Director	February 28, 2008
/s/ BEN A. GUILL Ben A. Guill	Director	February 28, 2008
/s/ DAVID D. HARRISON David D. Harrison	Director	February 28, 2008
/s/ ROGER L. JARVIS Roger L. Jarvis	Director	February 28, 2008
/s/ ERIC L. MATTSON Eric L. Mattson	Director	February 28, 2008
/s/ JEFFERY A. SMISEK Jeffery A. Smisek	Director	February 28, 2008

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

National Oilwell Varco, Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting. National Oilwell Varco, Inc.'s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K.

/s/ Merrill A. Miller, Jr.
Merrill A. Miller, Jr.
Chairman, President and Chief Executive Officer

/s/ Clay C. Williams
Clay C. Williams
Senior Vice President and Chief Financial Officer

Houston, Texas
February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
National Oilwell Varco, Inc.

We have audited the accompanying consolidated balance sheets of National Oilwell Varco, Inc. as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Oilwell Varco, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 14 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretations — FIN 48: *Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109* and, as discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share Based Payment*, and, as discussed in Note 10, effective December 31, 2006 the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National Oilwell Varco, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
National Oilwell Varco, Inc.

We have audited National Oilwell Varco, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National Oilwell Varco, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National Oilwell Varco, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Oilwell Varco, Inc. as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated February 28, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 28, 2008

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,841.8	$ 957.4
Receivables, net	2,099.8	1,614.6
Inventories, net	2,574.7	1,828.8
Costs in excess of billings	643.5	308.9
Deferred income taxes	131.5	101.6
Prepaid and other current assets	302.5	154.3
Total current assets	7,593.8	4,965.6
Property, plant and equipment, net	1,197.3	1,022.1
Deferred income taxes	55.6	56.1
Goodwill	2,445.1	2,244.7
Intangibles, net	774.1	705.2
Other assets	49.0	25.6
	$ 12,114.9	$ 9,019.3
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 604.0	$ 505.2
Accrued liabilities	1,761.4	1,420.2
Billings in excess of costs	1,396.1	564.4
Current portion of long-term debt and short-term borrowings	152.8	5.6
Accrued income taxes	112.4	169.8
Total current liabilities	4,026.7	2,665.2
Long-term debt	737.9	834.7
Deferred income taxes	564.3	389.0
Other liabilities	61.8	71.4
Total liabilities	5,390.7	3,960.3
Commitments and contingencies		
Minority interest	62.8	35.5
Stockholders' equity:		
Common stock – par value $.01; 356,867,498 and 351,143,326 shares issued and outstanding at December 31, 2007 and December 31, 2006	3.6	3.5
Additional paid-in capital	3,617.2	3,460.0
Accumulated other comprehensive income	195.0	46.1
Retained earnings	2,845.6	1,513.9
	6,661.4	5,023.5
	$ 12,114.9	$ 9,019.3

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share data)

	Years Ended December 31,		
	2007	2006	2005
Revenue:			
Sales	$ 7,873.3	$ 5,472.5	$ 3,605.5
Services	1,915.7	1,553.3	1,039.0
Total	9,789.0	7,025.8	4,644.5
Cost of revenue:			
Cost of sales	5,675.3	4,230.4	2,905.1
Cost of services	1,283.5	1,034.8	752.2
Total	6,958.8	5,265.2	3,657.3
Gross profit	2,830.2	1,760.6	987.2
Selling, general, and administrative	785.8	641.6	478.7
Integration costs	—	7.9	31.7
Operating profit	2,044.4	1,111.1	476.8
Interest and financial costs	(50.3)	(48.7)	(52.9)
Interest income	52.6	18.1	4.9
Other income (expense), net	(17.8)	(31.3)	1.2
Income before income taxes and minority interest	2,028.9	1,049.2	430.0
Provision for income taxes	675.8	355.7	138.9
Income before minority interest	1,353.1	693.5	291.1
Minority interest in income of consolidated subsidiaries	16.0	9.5	4.2
Net income	$ 1,337.1	$ 684.0	$ 286.9
Net income per share:			
Basic	$ 3.77	$ 1.95	$ 0.92
Diluted	$ 3.76	$ 1.93	$ 0.91
Weighted average shares outstanding:			
Basic	354.4	350.4	312.8
Diluted	355.4	353.6	316.5

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Years Ended December 31,		
	2007	2006	2005
Cash flow from operating activities:			
Net income	$ 1,337.1	$ 684.0	$ 286.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	214.1	160.6	114.6
Stock-based compensation	43.1	31.2	15.6
Tax benefit from exercise of nonqualified stock options	—	—	29.7
Excess benefit from the exercise of stock options	(22.9)	(13.5)	—
Other	63.8	27.2	3.1
Changes in assets and liabilities, net of acquisitions:			
Receivables	(464.8)	(442.1)	(293.9)
Inventories	(757.6)	(619.9)	(215.4)
Costs in excess of billings	(334.6)	33.0	(131.1)
Prepaid and other current assets	(143.6)	(101.7)	(8.6)
Accounts payable	84.2	(93.5)	68.1
Billings in excess of costs	831.6	466.4	94.5
Other assets/liabilities, net	337.6	1,085.0	114.0
Net cash provided by operating activities	1,188.0	1,216.7	77.5
Cash flow from investing activities:			
Purchases of property, plant and equipment	(251.8)	(200.4)	(105.0)
Cash acquired in Varco merger, net	—	—	163.5
Business acquisitions, net of cash acquired	(323.9)	(329.7)	(16.0)
Other	0.8	—	(4.5)
Net cash provided (used) by investing activities	(574.9)	(530.1)	38.0
Cash flow from financing activities:			
Borrowing against lines of credit and other debt	47.0	30.0	418.8
Payments against lines of credit and other debt	(11.6)	(35.1)	(571.1)
Excess tax benefit from exercise of stock options	22.9	13.5	—
Proceeds from stock options exercised	91.3	32.7	111.9
Net cash provided (used) by financing activities	149.6	41.1	(40.4)
Effect of exchange rate changes on cash	121.7	20.3	(8.4)
Net increase in cash and cash equivalents	884.4	748.0	66.7
Cash and cash equivalents, beginning of period	957.4	209.4	142.7
Cash and cash equivalents, end of period	$ 1,841.8	$ 957.4	$ 209.4
Supplemental disclosures of cash flow information:			
Cash payments during the period for:			
Interest	$ 56.8	$ 56.2	$ 61.5
Income taxes	$ 703.4	$ 272.4	$ 88.3

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In millions)

	Shares Outstanding	Common Stock	Additional Paid in Capital	Unearned Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at December 31, 2004	172.0	$ 1.7	$ 692.1	$ —	$ 33.4	$ 543.0	$ 1,270.2
Net income	—	—	—	—	—	286.9	286.9
Other comprehensive income							
Currency translation adjustments	—	—	—	—	(50.3)	—	(50.3)
Derivative financial instruments	—	—	—	—	(8.5)	—	(8.5)
Change in defined benefit plans	—	—	—	—	3.6	—	3.6
Comprehensive income							231.7
Stock issued and stock options assumed for acquisition	168.0	1.7	2,565.6	(32.1)	—	—	2,535.2
Amortization of unearned stock-based compensation	—	—	—	15.6	—	—	15.6
Common stock issued	8.7	0.1	111.7	—	—	—	111.8
Tax benefit of options exercised	—	—	29.7	—	—	—	29.7
Balance at December 31, 2005	348.7	$ 3.5	$ 3,399.1	$ (16.5)	$ (21.8)	$ 829.9	$ 4,194.2
Net income	—	—	—	—	—	684.0	684.0
Other comprehensive income							
Currency translation adjustments	—	—	—	—	66.8	—	66.8
Derivative financial instruments	—	—	—	—	8.0	—	8.0
Change in defined benefit plans	—	—	—	—	(6.6)	—	(6.6)
Comprehensive income							752.2
Adoption of FAS158, net of tax	—	—	—	—	(0.3)	—	(0.3)
Adoption of FAS123(R)	—	—	(16.5)	16.5	—	—	—
Stock-based compensation expense	—	—	31.2	—	—	—	31.2
Common stock issued	2.4	—	32.7	—	—	—	32.7
Tax benefit of options exercised	—	—	13.5	—	—	—	13.5
Balance at December 31, 2006	351.1	$ 3.5	$ 3,460.0	$ —	$ 46.1	$ 1,513.9	$ 5,023.5
Net income	—	—	—	—	—	1,337.1	1,337.1
Other comprehensive income							
Currency translation adjustments	—	—	—	—	136.6	—	136.6
Derivative financial instruments	—	—	—	—	17.7	—	17.7
Change in defined benefit plans	—	—	—	—	(5.4)	—	(5.4)
Comprehensive income							1,486.0
Adoption of FIN48	—	—	—	—	—	(5.4)	(5.4)
Stock-based compensation expense	—	—	43.1	—	—	—	43.1
Common stock issued	4.8	0.1	91.2	—	—	—	91.3
Tax benefit of options exercised	—	—	22.9	—	—	—	22.9
Balance at December 31, 2007	355.9	$ 3.6	$ 3,617.2	$ —	$ 195.0	$ 2,845.6	$ 6,661.4

The accompanying notes are an integral part of these statements.

1. Organization and Basis of Presentation

Nature of Business

We design, construct, manufacture and sell comprehensive systems, components, and products used in oil and gas drilling and production, provide oilfield services and supplies, and distribute products and provide supply chain integration services to the upstream oil and gas industry. Our revenues and operating results are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies, drilling contractors and oilfield service companies, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of National Oilwell Varco, Inc. and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments that are not wholly-owned, but where we exercise control, are fully consolidated with the equity held by minority owners and their portion of net income (loss) reflected as minority interest in the accompanying consolidated financial statements. Investments in unconsolidated affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. Investments in which we exercise no control or significant influence would be accounted for under the cost method. Certain reclassifications have been made to the 2006 and 2005 consolidated financial statements in order for them to conform with the 2007 presentation.

2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, and payables approximated fair value because of the relatively short maturity of these instruments. Cash equivalents include only those investments having a maturity date of three months or less at the time of purchase. The carrying values of other financial instruments approximate their respective fair values.

Derivative Financial Instruments

We record all derivative financial instruments at their fair value in our consolidated balance sheet. Except for certain balance sheet hedges and interest rate swap agreements discussed below, all derivative financial instruments we hold are designated as either cash flow or fair value hedges and are highly effective in offsetting movements in the underlying risks. Accordingly, gains and losses from changes in the fair value of designated derivative financial instruments are deferred and recognized in earnings as revenues or costs of sales as the underlying transactions occur. Any ineffective portion of the change in the fair value is recorded in earnings as incurred.

We use foreign currency forward contracts to mitigate our exposure to changes in foreign currency exchange rates on recognized nonfunctional currency monetary accounts, forecasted transactions and firm sale and purchase commitments to better match the local currency cost components of non-functional currency transactions. Such arrangements typically have terms between two and 24 months, but may have longer terms depending on the project and our backlog. We may also use interest rate contracts to mitigate our exposure to changes in interest rates on anticipated long-term debt issuances. We do not use derivative financial instruments for trading or speculative purposes.

At December 31, 2007, we had entered into foreign currency forward contracts with notional amounts aggregating $1,024.2 million designated and qualifying as cash flow hedges to hedge exposure to currency fluctuations in various foreign currencies. These exposures arise when local currency operating expenses are not in balance with local currency revenue collections. Based on quoted market prices as of December 31, 2007 for contracts with similar terms and maturity dates, we have recorded a gain of $11.2 million, net of tax of $4.0 million, to adjust these foreign currency forward contracts to their fair market value. This gain is included in other comprehensive income in the consolidated balance sheet. It is expected that $6.4 million of this gain will be reclassified into earnings within the next 12 months. At December 31, 2007, the Company has cash flow hedges in place through the first quarter of 2011. A gain from ineffectiveness of $4.6 million is included in earnings related to these foreign currency contracts for the year ending December 31, 2007. Ineffectiveness for 2006 and 2005 was not material.

At December 31, 2007, the Company had foreign currency forward contracts with notional amounts aggregating $1,579.1 million designated and qualifying as fair value hedges to hedge exposure to currency fluctuations in various foreign currencies. Based on quoted market prices as of December 31, 2007 for contracts with similar terms and maturity dates, we recorded a gain of $79.9 million to adjust these foreign currency forward contracts to their fair market value. This gain offsets designated losses on firm commitments. At December 31, 2007, the Company has fair value hedges in place through the first quarter of 2011. A loss from ineffectiveness of ($0.6) million is included in earnings related to these foreign currency contracts for the year ending December 31, 2007. Ineffectiveness for 2006 and 2005 was not material.

At December 31, 2007, the Company had foreign currency forward contracts with notional amounts aggregating $279.2 million to offset exposures to currency fluctuation of nonfunctional currency balance sheet accounts, primarily consisting of accounts receivable and accounts payable and are not designated as hedges. Therefore, changes in the fair value of these contracts are recorded each period in current earnings.

At December 31, 2007, the Company had foreign currency forward contracts with notional amounts aggregating $1,221.6 million designated and qualifying as net investment hedges of our Norwegian operations. Based on market prices as of December 31, 2007 for contracts with similar terms and maturity dates, we have recorded a gain of $7.5 million, net of tax of $4.4 million to adjust these foreign contracts to their fair market value. This gain is included in other comprehensive income in the consolidated balance sheet and was settled in 2008.

We assess the functional currencies of our operating units to ensure that the appropriate currencies are utilized in accordance with the guidance of SFAS No. 52, *Foreign Currency Translation.* Effective January 1, 2008, we changed the functional currency of our Rig Technology unit in Norway from the Norwegian Kroner to the U.S. dollar to more appropriately reflect the primary economic environment in which they operate. This change was precipitated by significant changes in the economic facts and circumstances including, the increased order rate for large drilling platforms and components technology, the use of our Norway unit as our preferred project manager of these projects, increasing revenue and cost base in U.S. dollars, and the implementation of an international cash pool. As a Norwegian Kroner functional unit, Norway was subject to increasing foreign currency exchange risk as a result of these changes in its economic environment and was dependent upon significant hedging transactions to offset its non-functional currency positions. At December 31, 2007, our Norway operations had derivatives with $2,550.5 million in notional value with a fair value of $91.3 million as compared to $1,394.6 million and $48.5 million at December 31, 2006, respectively, to mitigate foreign currency exchange risk against the U.S. dollar, our reporting currency. Effective with the change in the functional currency the Company terminated these hedges, the related net position of $108.8 million associated with the terminated hedges will be recognized into earnings in the future period(s) the forecasted transactions affect earnings.

Inventories

Inventories consist of raw materials, work-in-process and oilfield and industrial finished products, manufactured equipment and spare parts. Inventories are stated at the lower of cost or market using the first-in, first-out or average cost methods. Allowances for excess and obsolete inventories are determined based on our historical usage of inventory on-hand as well as our future expectations related to our installed base and the development of new products. The allowance, which totaled $99.3 million and $86.1 million at December 31, 2007 and 2006, is the amount necessary to reduce the cost of the inventory to its estimated realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for major improvements that extend the lives of property and equipment are capitalized while minor replacements, maintenance and repairs are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of individual items. Depreciation expense was $153.1 million, $119.2 million and $83.0 million for the years ended December 31, 2007, 2006 and 2005. The estimated useful lives of the major classes of property, plant and equipment are included in Note 6 to the consolidated financial statements.

Long-lived Assets

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying value of assets used in operations that is not recoverable is reduced to fair value if lower than carrying value. In determining the fair market value of the assets, we consider market trends and recent transactions involving sales of similar assets, or when not available, discounted cash flow analysis.

Intangible Assets

On at least an annual basis, we assess whether goodwill is impaired. Our annual impairment tests are performed at the beginning of the fourth quarter of each year and have indicated no impairment. If we determine that goodwill is impaired, we measure that impairment based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. Additional impairment assessments may be performed on an interim basis if we encounter events or changes in circumstances that would indicate that, more likely than not, the carrying amount of goodwill has been impaired. Fair value of the reporting units is determined based on internal management estimates using a combination of three methods: discounted cash flows, comparable companies and representative transactions.

Goodwill is identified by segment as follows (in millions):

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Corporate / Eliminations	Total
Balance December 31, 2005	$ 1,117.2	$ 959.2	$ 35.0	$ 6.3	$ 2,117.7
Purchase price and other adjustments	(14.3)	(6.9)	—	—	(21.2)
Goodwill acquired during period	37.8	79.0	—	—	116.8
Translation adjustments	27.6	3.6	0.2	—	31.4
Balance December 31, 2006	1,168.3	1,034.9	35.2	6.3	2,244.7
Purchase price and other adjustments	(27.9)	29.8	—	—	1.9
Goodwill acquired during period	44.8	96.8	—	—	141.6
Translation adjustments	45.5	7.5	3.9	—	56.9
Balance December 31, 2007	$ 1,230.7	$ 1,169.0	$ 39.1	$ 6.3	$ 2,445.1

During 2006 we recorded adjustments reducing goodwill by $22.1 million related to the finalization of Varco purchase accounting.

Identified intangible assets with determinable lives consist primarily of customer relationships, trademarks, trade names, patents, and technical drawings acquired in acquisitions, and are being amortized on a straight-line basis over the estimated useful lives of 2-30 years. Amortization expense of identified intangibles is expected to be approximately $60 million in each of the next five years.

Identified intangible assets are identified by segment as follows (in millions):

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Corporate / Eliminations	Total
Balance December 31, 2005	$ 278.5	$ 330.8	$ 2.2	$ —	$ 611.5
Additions to intangible assets	0.5	130.0	—	—	130.5
Amortization	(18.0)	(22.7)	(0.3)	—	(41.0)
Translation	3.2	1.0	—	—	4.2
Balance December 31, 2006	264.2	439.1	1.9	—	705.2
Additions to intangible assets	38.7	75.5	—	—	114.2
Amortization	(20.7)	(39.6)	(0.3)	—	(60.6)
Translation	6.6	8.4	0.3	—	15.3
Balance December 31, 2007	$ 288.8	$ 483.4	$ 1.9	$ —	$ 774.1

Identified intangible assets by major classification consist of the following (in millions):

	Gross	Accumulated Amortization	Net Book Value
December 31, 2007:			
Customer relationships	$ 554.1	$ (81.9)	$ 472.2
Trademarks	214.6	(22.8)	191.8
Other	143.0	(32.9)	110.1
Total identified intangibles	$ 911.7	$ (137.6)	$ 774.1
December 31, 2006:			
Customer relationships	$ 460.9	$ (45.5)	$ 415.4
Trademarks	200.2	(11.9)	188.3
Other	121.1	(19.6)	101.5
Total identified intangibles	$ 782.2	$ (77.0)	$ 705.2

Foreign Currency

The functional currency for most of our foreign operations is the local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in accumulated other comprehensive income. Revenues and expenses are translated at average exchange rates in effect during the period. Certain other foreign operations use the U.S. dollar as the functional currency. Accordingly, financial statements of these foreign subsidiaries are remeasured to U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Revenue and expense elements are remeasured at rates that approximate the rates in effect on the transaction dates. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in income. Net foreign currency transaction gains (losses) were ($7.0) million, ($21.0) million and $2.9 million for the years ending December 31, 2007, 2006 and 2005, respectively, and are included in other income (expense) in the accompanying statement of operations.

As previously discussed, effective January 1, 2008, we changed the functional currency of our Rig Technology unit in Norway from the Norwegian Kroner to the U.S. dollar to more appropriately reflect the primary economic environment in which they currently operate.

Revenue Recognition

The Company's products and services are sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not generally include right of return or other similar provisions or other significant post delivery obligations. Except for certain construction contracts described below, the Company records revenue at the time its manufacturing process is complete, the customer has been provided with all proper inspection and other required documentation, title and risk of loss has passed to the customer, collectibility is reasonably assured and the product has been delivered. Customer advances or deposits are deferred and recognized as revenue when the Company has completed all of its performance obligations related to the sale. The Company also recognizes revenue as services are performed. The amounts billed for shipping and handling cost are included in revenue and related costs are included in costs of sales.

Revenue Recognition under Long-term Construction Contracts

The Company uses the percentage-of-completion method to account for certain long-term construction contracts in the Rig Technology group. These long-term construction contracts include the following characteristics:

- the contracts include custom designs for customer specific applications;
- the structural design is unique and requires significant engineering efforts; and
- construction projects often have progress payments.

This method requires the Company to make estimates regarding the total costs of the project, progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin the Company recognizes in each reporting period. The Company prepares detailed cost estimates at the beginning of each project. Significant projects and their related costs and profit margins are updated and reviewed at least quarterly by senior management. Factors that may affect future project costs and margins include shipyard access, weather, production efficiencies, availability and costs of labor, materials and subcomponents and other factors. These factors can impact the accuracy of the Company's estimates and materially impact the Company's current and future reported earnings.

The asset, "Costs in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs," represents billings in excess of revenues recognized.

Service and Product Warranties

The Company provides service and warranty policies on certain of its products. The Company accrues liabilities under service and warranty policies based upon specific claims and a review of historical warranty and service claim experience in accordance with SFAS 5. Adjustments are made to accruals as claim data and historical experience change. In addition, the Company incurs discretionary costs to service its products in connection with product performance issues and accrues for them when they are encountered.

The changes in the carrying amount of service and product warranties are as follows (in millions):

Balance at December 31, 2005	$ 24.9
Net provisions for warranties issued during the year	54.2
Payments	(22.5)
Foreign currency translation	0.7
Balance at December 31, 2006	$ 57.3
Net provisions for warranties issued during the year	78.2
Payments	(45.9)
Foreign currency translation	1.9
Balance at December 31, 2007	$ 91.5

Income Taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Concentration of Credit Risk

We grant credit to our customers, which operate primarily in the oil and gas industry. Concentrations of credit risk are limited because we have a large number of geographically diverse customers, thus spreading trade credit risk. We control credit risk through credit evaluations, credit limits and monitoring procedures. We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral, but may require letters of credit for certain international sales. Credit losses are provided for in the financial statements. Allowances for doubtful accounts are determined based on a continuous process of assessing the Company's portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. Based on a review of these factors, the Company will establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. Accounts receivable are net of allowances for doubtful accounts of approximately $44.8 million and $30.4 million at December 31, 2007 and 2006, respectively.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for its stock option plans using the intrinsic value method of accounting provided under APB Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations, as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") under which no compensation expense was recognized for stock option grants. Stock-based compensation was a pro forma disclosure in the financial statement footnotes and continues to be for periods prior to January 1, 2006.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment," ("SFAS 123(R)") using the modified-prospective transition method. Under this transition method, compensation cost recognized in 2007 includes: a) compensation cost for all share-based payments granted prior to January 1, 2007, but for which the requisite service period had not been completed as of January 1, 2007 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2007 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of options as operating cash flows in the Statement of Consolidated Cash Flows. SFAS 123(R) requires the cash flows resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

The Company provides compensation benefits to employees and non-employee directors under share-based payment arrangements, including various employee stock option plans.

Total compensation cost that has been charged against income for all share-based compensation arrangements was $43.1 million and $31.2 million for 2007 and 2006, respectively. The total income tax benefit recognized in the income statement for all share-based compensation arrangements was $13.2 million and $8.6 million for 2007 and 2006, respectively.

Pro Forma Net Income

The following table provides pro forma net income and income per share had the Company applied the fair value method of SFAS 123(R) for the year ended December 31, 2005 (in millions, except per share data):

	Year Ended December 31, 2005
Net income, as reported	$ 286.9
Add:	
Total stock-based employee compensation expense included in net income, net of related tax effects	10.1
Deduct:	
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(15.3)
Pro forma net income	$ 281.7
Net income per common share:	
Basic, as reported	$ 0.92
Basic, pro forma	$ 0.90
Diluted, as reported	$ 0.91
Diluted, pro forma	$ 0.89

Environmental Liabilities

When environmental assessments or remediations are probable and the costs can be reasonably estimated, remediation liabilities are recorded on an undiscounted basis and are adjusted as further information develops or circumstances change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported and contingent amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates include but are not limited to, estimated losses on accounts receivable, estimated realizable value on excess and obsolete inventory, contingencies, estimated liabilities for litigation exposures and liquidated damages, estimated warranty costs, estimates related to pension accounting, and estimates related to deferred tax assets and liabilities, including valuation allowances on deferred tax assets. Actual results could differ from those estimates.

Contingencies

The Company accrues for costs relating to litigation claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management's judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Net Income Per Share

The following table sets forth the computation of weighted average basic and diluted shares outstanding (in millions, except per share data):

	Years Ended December 31,		
	2007	2006	2005
Numerator:			
Net income	$ 1,337.1	$ 684.0	$ 286.9
Denominator:			
Basic—weighted average common shares outstanding	354.4	350.4	312.8
Dilutive effect of employee stock options and other unvested stock awards	1.0	3.2	3.7
Diluted outstanding shares	355.4	353.6	316.5
Basic earnings per share	$ 3.77	$ 1.95	$ 0.92
Diluted earnings per share	$ 3.76	$ 1.93	$ 0.91

In addition, we had stock options outstanding that were anti-dilutive totaling 0.1 million at December 31, 2007, 4.6 million at December 31, 2006 and nil at December 31, 2005.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value and increases disclosures about estimates of fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect, if any, SFAS 157 will have on our financial disclosures as well as our consolidated financial position, cash flows, and results from operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — An amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the end of the employer's fiscal year is effective for fiscal years ending after December 15, 2008. The Company adopted the provisions of SFAS 158 recognizing the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statement of financial position and recognized changes in the funded status in the year in which they occurred through comprehensive income effective December 31, 2006 with no material impact on the Consolidated Financial Statements. We did not elect early adoption of the requirement to measure plan assets and benefit obligations as of our fiscal year end. See Note 10 of the Notes to the Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides entities with an option to measure many financial assets and liabilities and certain other items at fair value as determined on an instrument by instrument basis. The Company has not yet evaluated the impact, if any, this standard might have on the Company's consolidated financial statements once it becomes effective on January 1, 2008.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R"). SFAS 141R provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired in a business combination. SFAS 141R also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS 141R is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. The Company does expect that this new standard will impact certain aspects of its accounting for business combinations on a prospective basis, including the determination of fair values assigned to certain purchased assets and liabilities.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 establishes requirements for ownership interests in subsidiaries held by parties other than the Company (previously called minority interests) be clearly identified, presented, and disclosed in the consolidated statement of financial position within equity, but separate from the parent's equity. All changes in the parent's ownership interests are required to be accounted for consistently as equity transactions and any noncontrolling equity investments in deconsolidated subsidiaries must be measured initially at fair value. SFAS 160 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. The Company is currently assessing the impact of SFAS 160 on its consolidated financial position and results of operations.

3. Varco Merger

All share quantities, share ratios, share prices and Black-Scholes assumptions in this footnote are historical and have not been adjusted to reflect the Company's two-for-one stock split effected as a 100 percent stock dividend in September 2007, unless otherwise noted.

Pursuant to our Amended and Restated Agreement and Plan of Merger with Varco International, Inc. ("Varco"), a Delaware corporation, effective as of August 11, 2004 (the "Agreement Date"), we issued 0.8363 shares of National Oilwell common stock for each Varco common share on March 11, 2005 (the "Merger") and changed our name to National Oilwell Varco, Inc. We have included the financial results of Varco in our consolidated financial statements beginning March 11, 2005 (the "Merger Date"), the date Varco common shares were exchanged for National Oilwell common shares.

The Merger has been accounted for as a purchase business combination. Assets acquired and liabilities assumed were recorded at their fair values as of March 11, 2005. The total purchase price is $2,579.3 million, including the fair value of Varco stock options assumed and merger related transaction costs, and is comprised of (in millions):

Shares issued to acquire the outstanding common stock of Varco (84.0 million shares at $29.99 per share)	$ 2,518.4
Fair value of Varco stock options assumed	48.9
Unearned compensation related to stock options assumed	(32.1)
Merger related transaction costs	44.1
Total purchase price	$ 2,579.3

The fair value of shares issued was determined using an average price of $29.99, which represented the average closing price of our common stock from five trading days before to five trading days after the Agreement Date. The fair value of options assumed was calculated using the Black-Scholes valuation model with the following assumptions as of the Merger Date: expected life from vest date ranging from 0.64 years to 3.6 years, risk-free interest rate of 2.0% - 3.1%, expected volatility of 34% to 47% and no dividend yield. In accordance with our Agreement and Plan of Merger, the number of Varco options exchanged was determined by multiplying the number of Varco options outstanding at closing by 0.8363. Approximately 2.2 million of the 4.0 million Varco options outstanding were fully vested as of the Merger. The portion of the intrinsic value of unvested Varco options related to future service has been allocated to unearned compensation cost and is being amortized using the remaining vesting period of 2.3 years. Stock-based compensation expense of $15.6 million related to the amortization of the unvested options was recognized in the year ended December 31, 2005. The $16.5 million of unearned stock-based compensation on the company's balance sheet at December 31, 2005 was reclassified to paid-in-capital upon the adoption of SFAS 123(R).

Merger related transaction costs include severance and other external costs directly related to the Merger.

Integration costs of $31.7 million in 2005 were comprised of $11.9 million for severance cost, $11.2 million for discontinued inventory, $4.8 million for combining operations and $3.8 million of other. Integration costs of $7.9 million in the first quarter of 2006 were comprised of $6.6 million for discontinued inventory, $0.5 million for combining operations and $0.8 million of other.

Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of National-Oilwell and Varco, on a pro forma basis, as though the companies had been combined as of January 1, 2005. The pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the Merger had taken place at January 1, 2005. The pro forma financial information for the year ended December 31, 2005 includes certain merger-related items of $47.3 million such as charges associated with integration expenses, stock-based compensation charges for unvested options assumed, and severance expenses recorded by National-Oilwell in its statements of operations related to change in control provisions that were triggered as part of our Agreement and Plan of Merger in March 2005. The pro forma financial information includes the business combination accounting effect on historical Varco revenues, adjustments to depreciation on acquired property, and amortization charges from acquired intangible assets, and related tax effects.

The unaudited pro forma financial information below combines the historical results for National-Oilwell for the year ended December 31, 2005 and the historical results for Varco for the year ended December 31, 2005 (in millions):

	Year Ended December 31, 2005
Total revenues	$ 4,952.4
Net income	$ 304.4
Basic net income per share (1)	$ 0.88
Diluted net income per share (1)	$ 0.87

(1) - Restated to reflect a two-for-one stock split effected as a 100 percent stock dividend in September 2007.

4. Other Acquisitions

On December 16, 2007, we agreed to combine our wholly-owned subsidiary, NOV Sub, Inc., with Grant Prideco, Inc. by merging Grant Prideco with and into NOV Sub, with NOV Sub continuing as the surviving corporation. Consummation of the merger requires approval by the stockholders of Grant Prideco and also approval from various regulatory agencies. We anticipate completion of the merger will occur in the second quarter of 2008.

2007

The Company completed eight acquisitions for an aggregate purchase price of $286.9 million consisting of cash of $285.8 million and notes payable of $1.1 million. These acquisitions included:

- Gammaloy Holdings, L.P., a Texas-based manufacturer of downhole tools.
- Kreiter Geartech, a Texas-based manufacturer of gearing products.
- Sara Services and Engineers Pvt. Ltd., an India-based manufacturer of oil field equipment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2007 acquisitions (in millions):

	Total
Current assets, net of cash acquired	$ 49.9
Property, plant and equipment	48.9
Intangible assets	114.2
Goodwill	141.6
Total assets acquired	354.6
Current liabilities	37.4

Long term debt	20.0
Total liabilities	57.4
Minority interest	11.4
Cash consideration, net of cash acquired	$ 285.8

Based on preliminary independent third-party valuations, the Company allocated $114.2 million to intangible assets (13.1 year weighted-average life), comprised of: $93.9 million of customer relationships (13.0 year weighted-average life), $9.1 million of trademarks (9.3 year weighted-average life), and $11.2 million of other intangible assets (19.5 year weighted-average life). These preliminary valuations are subject to change based on the final valuations by the Company's independent valuation experts.

In January 2007, the Company also acquired the remaining 13% of NQL Energy Services, Inc.'s outstanding shares for $38.1 million.

2006

In December 2006, the Company acquired 87% of the outstanding shares of NQL Energy Services Inc. ("NQL"), a provider of downhole tools, technology and services used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis, for an aggregate cash purchase price of approximately $253.8 million. Based on independent third-party valuations, the Company allocated $126.6 million to intangible assets (12.1 year weighted-average life), comprised of: $107.5 million of customer relationships (15.5 year weighted-average life), $3.1 million of trademarks (5.2 year weighted-average life), and $16.0 million of other intangible assets (5.5 year weighted-average life). The remaining 13% of NQL's outstanding shares were acquired in January 2007. Due to this subsequent event, the $38.1 million purchase price of the remaining shares is included in current liabilities on the December 31, 2006 balance sheet. This acquisition complements our comprehensive offering of downhole tools.

The Company also completed nine additional acquisitions for an aggregate purchase price of $85.3 million consisting of cash of $75.9 million and notes and accrued payables of $9.4 million. These acquisitions included:

- Rolligon Ltd., a Texas-based manufacturer of coiled tubing support units and related equipment.
- Soil Recovery A/S, a Danish-based designer and manufacturer of soil recovery units used to process drilled cuttings for final disposal.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2006 acquisitions (in millions):

	NQL	All Other Acquisitions	Total
Current assets, net of cash acquired	$ 68.9	$ 30.5	$ 99.4
Property, plant and equipment	64.3	13.6	77.9
Intangible assets	126.6	3.9	130.5
Goodwill	60.1	56.7	116.8
Total assets acquired	319.9	104.7	424.6
Current liabilities	65.7	19.4	85.1
Long term debt	0.4	9.4	9.8
Total liabilities	66.1	28.8	94.9
Cash consideration, net of cash acquired	$ 253.8	$ 75.9	$ 329.7

2005

Excluding the Varco Merger, the Company paid an aggregate purchase price of $20.7 million ($16.0 million in cash and $4.7 million of notes payable) for acquisitions and equity investments in 2005.

Each of the acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of each business is included in the consolidated results of operations from the date of acquisition. A summary of the acquisitions follows (in millions):

	2007	2006	2005
Fair value of assets acquired, net of cash acquired	$ 354.6	$ 424.6	$ 31.0
Cash paid, net of cash acquired	(285.8)	(329.7)	(16.0)
Liabilities assumed, debt issued and minority interest	$ 68.8	$ 94.9	$ 15.0

Excess purchase price over fair value of net assets acquired	$ 141.6	$ 116.8	$ 13.9

5. Inventories

At December 31, inventories consist of (in millions):

	2007	2006
Raw materials and supplies	$ 420.4	$ 266.5
Work in progress	939.2	520.9
Finished goods and purchased products	1,215.1	1,041.4
	$ 2,574.7	$ 1,828.8

6. Property, Plant and Equipment

At December 31, property, plant and equipment consist of the following (in millions):

	Estimated Useful Lives	2007	2006
Land and buildings	5-35 Years	$ 412.3	$ 361.7
Operating equipment	3-15 Years	927.3	774.5
Rental equipment	3-12 Years	370.5	259.9
		1,710.1	1,396.1
Less accumulated depreciation		(512.8)	(374.0)
		$ 1,197.3	$ 1,022.1

7. Accrued Liabilities

At December 31, accrued liabilities consist of (in millions):

	2007	2006
Compensation	$ 214.7	$ 160.0
Customer prepayments	500.3	538.4
Warranty	91.5	57.3
Interest	13.8	11.9
Taxes (non income)	47.3	34.1
Insurance	42.4	39.1
Accrued purchase orders	582.5	334.9
Fair value of derivatives	111.3	33.0
Other	157.6	211.5
Total	$ 1,761.4	$ 1,420.2

8. Costs and Estimated Earnings on Uncompleted Contracts

At December 31, costs and estimated earnings on uncompleted contracts consist of (in millions):

	2007	2006
Costs incurred on uncompleted contracts	$ 3,167.2	$ 1,924.0
Estimated earnings	1,208.3	470.0
	4,375.5	2,394.0
Less: Billings to date	5,128.1	2,649.5
	$ (752.6)	$ (255.5)
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 643.5	$ 308.9
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,396.1)	(564.4)
	$ (752.6)	$ (255.5)

9. Long-Term Debt

At December 31, debt consists of (in millions):

	2007	2006
$100.0 million Senior Notes, interest at 7.5% payable semiannually, principal due on February 15, 2008	$ 100.2	$ 101.9
$150.0 million Senior Notes, interest at 6.5% payable semiannually, principal due on March 15, 2011	150.0	150.0
$200.0 million Senior Notes, interest at 7.25% payable semiannually, principal due on May 1, 2011	211.7	215.2
$200.0 million Senior Notes, interest at 5.65% payable semiannually, principal due on November 15, 2012	200.0	200.0
$150.0 million Senior Notes, interest at 5.5% payable semiannually, principal due on November 19, 2012	151.3	151.6
Other	77.5	21.6
Total debt	890.7	840.3
Less current portion	152.8	5.6
Long-term debt	$ 737.9	$ 834.7

Principal payments of debt for years subsequent to 2007 are as follows (in millions):

2008	$ 152.8
2009	28.7
2010	5.1
2011	352.8
2012	350.9
Thereafter	0.4
	$ 890.7

Senior Notes

The unsecured Senior Notes contain reporting covenants, and the credit facility contains financial covenants regarding maximum debt to capitalization and minimum interest coverage. We were in compliance with all covenants at December 31, 2007.

Revolver Facilities

On June 21, 2005, we amended and restated our existing $150 million revolving credit facility with a syndicate of lenders to provide the Company a $500 million unsecured revolving credit facility. This facility will expire in July 2010. The Company has the right to increase the facility by an amount not greater than $250 million, (to $750 million), at any time during the term of this facility, and to extend the term of the facility for an additional year during the final 90 days of the facility. At December 31, 2007, there were no borrowings against this facility, and there were $360 million in outstanding letters of credit. Interest under this multicurrency facility is based upon LIBOR, NIBOR or EURIBOR plus 0.30% subject to a ratings-based grid, or the prime rate.

At December 31, 2007, there were $140 million of funds available under the revolving credit facility. The Company also has $1,352 million of additional outstanding letters of credit at December 31, 2007, primarily in Norway, that are essentially under various bilateral committed letters of credit. The increase in letters of credit is the result of significant down payments from our customers, which in turn require our issuing to our customers advance payment guarantees in the form of letters of credit. Other letters of credit are issued as bid bonds and performance bonds.

Other

Other debt includes approximately $21.6 million in promissory notes due to former owners of businesses acquired who remain employed by the company.

10. Employee Benefit Plans

We have benefit plans covering substantially all of our employees. Defined-contribution benefit plans cover most of the U.S. and Canadian employees, and benefits are based on years of service, a percentage of current earnings and matching of employee contributions. Employees in our Norwegian operations can elect to participate in a defined-contribution plan in lieu of a local defined benefit plan. For the years ended December 31, 2007, 2006 and 2005, expenses for defined-contribution plans were $30.7 million, $16.8 million, and $19.9 million, and all funding is current.

Certain retired or terminated employees of predecessor or acquired companies participate in a defined benefit plan in the United States. None of the participants in this plan are eligible to accrue benefits. In addition, approximately 353 U.S. retirees and spouses participate in defined benefit health care plans of predecessor or acquired companies that provide postretirement medical and life insurance benefits. Active employees are ineligible to participate in any of these defined benefit plans. Our subsidiaries in the United Kingdom and Norway also have defined benefit pension plans covering virtually all of their employees.

Net periodic benefit cost for our defined benefit pension plans in the United States, the United Kingdom and Norway was as follows (in millions):

	Pension benefits			Postretirement benefits		
For the year	2007	2006	2005	2007	2006	2005
Service cost – benefits earned during the period	$ 5.1	$ 3.8	$ 3.4	$ —	$ —	$ —
Interest cost on projected benefit obligation	12.2	10.7	10.0	1.0	1.0	0.9
Expected return on plan assets	(12.5)	(10.5)	(9.2)	—	—	—
Net amortization and deferral	1.9	0.8	1.5	0.1	0.2	0.2
Curtailment/settlement gain	—	(0.4)	—	—	—	—
Net periodic benefit cost	$ 6.7	$ 4.4	$ 5.7	$ 1.1	$ 1.2	$ 1.1

The change in benefit obligation, plan assets and the funded status of the defined benefit pension plans in the United States, United Kingdom, and Norway and defined postretirement plans in the United States, using a measurement date of September 30, 2007 or 2006, follows (in millions):

At year end	Pension benefits 2007	Pension benefits 2006	Postretirement benefits 2007	Postretirement benefits 2006
Benefit obligation at beginning of year	$ 229.9	$ 183.9	$ 17.0	$ 19.0
Service cost	5.1	3.8	—	—
Interest cost	12.2	10.7	1.0	1.0
Actuarial loss (gain)	(0.7)	17.8	(1.3)	(2.3)
Benefits paid	(10.4)	(9.1)	(1.3)	(1.4)
Participant contributions	0.9	0.8	—	—
Exchange rate loss (gain)	10.0	21.5	—	—
Curtailments/settlements	(0.7)	(0.4)	—	—
Other	—	0.9	(1.4)	0.7
Benefit obligation at end of year	$ 246.3	$ 229.9	$ 14.0	$ 17.0
Accumulated benefit obligation at end of year	$ 222.7	$ 214.7		
Fair value of plan assets at beginning of year	$ 183.4	$ 142.6	$ —	$ —
Actual return	14.7	11.8	—	—
Benefits paid	(9.2)	(8.0)	(1.3)	(1.4)
Company contributions	9.9	18.0	1.3	1.4
Participants contributions	0.9	0.8	—	—
Exchange rate (loss) gain	6.4	18.2	—	—
Fair value of plan assets at end of year	$ 206.1	$ 183.4	$ —	$ —
Funded status	$ (41.9)	$ (46.5)	$ (13.7)	$ (16.6)
Unrecognized actuarial net loss	28.6	32.0	0.7	2.2
Prior service costs not yet recognized	0.8	0.9	(0.7)	(0.7)
Accrued benefit cost	$ (12.5)	$ (13.6)	$ (13.7)	$ (15.1)

Amounts recognized in the consolidated balance sheets consist of (in millions):

	Pension benefits 2007	Pension benefits 2006	Postretirement benefits 2007	Postretirement benefits 2006
Current assets	$ —	$ —	$ —	$ —
Non current assets	0.9	0.9	—	—
Non current liabilities	(42.8)	(47.4)	(13.7)	(16.6)
Accumulated other comprehensive income	29.4	32.9	—	1.5
Accrued benefit cost	$ (12.5)	$ (13.6)	$ (13.7)	$ (15.1)

Defined Benefit Pension Plans

Assumed long-term rates of return on plan assets, discount rates and rates of compensation increases vary for the different plans according to the local economic conditions.

The assumption rates used for benefit obligations are as follows:

	Years ending December 31, 2007	2006
Discount rate:		
United States plan	6.34%	5.97%
International plans	5.50 - 5.75%	4.75 - 5.25%
Salary increase:		
United States plan	N/A	N/A
International plans	2.50 - 4.50%	2.25 - 3.00%

The assumption rates used for net periodic benefit costs are as follows:

	Years ending December 31,		
	2007	2006	2005
Discount rate:			
United States plan	5.97%	5.66%	6.0%
International plans	4.75 - 5.25%	5.66%	6.0%
Salary increase:			
United State's plan	N/A	N/A	N/A
International plans	2.25 - 3.00%	2.00 – 2.75%	2.5 – 2.75%
Expected return on assets:			
United States plan	7.75%	7.75%	8.5%
International plans	5.17 - 6.86%	5.25 – 6.85%	6.25 – 7.17%

In determining the overall expected long-term rate of return for plan assets, the Company takes into consideration the historical experience as well as future expectations of the asset mix involved. As different investments yield different returns, each asset category is reviewed individually and then weighted for significance in relation to the total portfolio.

The weighted-average asset allocations at December 31, 2007 and 2006, by asset category are as follows:

	2007		2006	
	United States	International	United States	International
Equity securities	61.0%	46.3%	60.2%	48.3%
Fixed income	—	—	—	—
Debt securities	38.8%	32.7%	38.8%	34.4%
Real estate	—	4.8%	—	5.0%
Other	0.2%	16.2%	1.0%	12.3%
Total	100.0%	100.0%	100.0%	100.0%

In the U.S., our investment strategy includes a balanced approach with target allocation percentages of 60% equity investments and 40% debt securities. Our target allocation percentages in the United Kingdom plans are 50-60% equity securities and 40-50% debt securities. The Norwegian target investment allocation percentage is 100% insurance contracts. Our pension investment strategy worldwide prohibits a direct investment in our own stock.

Information for pension plans with projected benefit obligations in excess of plan assets (in millions):

	For year ending 2007		For year ending 2006	
	United States	International	United States	International
Projected benefit obligation	$ 10.5	$ 216.5	$ 29.4	$ 116.1
Accumulated benefit obligation	10.5	192.4	29.4	107.5
Fair value of assets	—	183.1	16.5	80.5

Information for pension plans with accumulated benefit obligations in excess of plan assets (in millions):

	For year ending 2007		For year ending 2006	
	United States	International	United States	International
Projected benefit obligation	$ 10.5	$ 24.4	$ 29.4	$ 109.2
Accumulated benefit obligation	10.5	22.3	29.4	102.2
Fair value of assets	—	—	16.5	73.5

In 2008, the Company expects to contribute $2.0 million in the U.S. and $6.8 million internationally to its pension plans and $1.3 million to its other postretirement benefit plans.

In addition, the following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in millions):

	United States Plan	International Plans
2008	$ 2.7	$ 6.0
2009	2.7	6.2
2010	2.7	6.5
2011	2.6	6.9
2012	2.5	7.3
Subsequent five years	10.6	46.6

11. Accumulated Other Comprehensive Income (Loss)

The components of other comprehensive income (loss) are as follows (in millions):

	Change in Defined Benefit Plans	Cumulative Currency Translation Adjustment	Derivative Financial Instruments	Total
Balance at December 31, 2004	$ (12.0)	$ 43.5	$ 1.9	$ 33.4
Current period activity	4.7	(49.0)	(11.8)	(56.1)
Tax effect	(1.1)	(1.3)	3.3	0.9
Balance at December 31, 2005	(8.4)	(6.8)	(6.6)	(21.8)
Adoption of FAS 158, net of tax	(0.3)	—	—	(0.3)
Current period activity	(9.3)	61.2	11.3	63.2
Tax effect	2.7	5.6	(3.3)	5.0
Balance at December 31, 2006	(15.3)	60.0	1.4	46.1
Current period activity	(8.3)	210.6	25.3	227.6
Tax effect	2.9	(74.0)	(7.6)	(78.7)
Balance at December 31, 2007	$ (20.7)	$ 196.6	$ 19.1	$ 195.0

12. Commitments and Contingencies

We are involved in various claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters. The total liability on these matters at December 31, 2007 cannot be determined; however, in our opinion, any ultimate liability, to the extent not otherwise provided for, should not materially affect our financial position, cash flow or results of operations.

Our business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to our business. Although we have not incurred material costs in connection with our compliance with such laws, there can be no assurance that other developments, such as new environmental laws, regulations and enforcement policies thereunder may not result in additional, presently unquantifiable, costs or liabilities to us.

The Company leases certain facilities and equipment under operating leases that expire at various dates through 2049. These leases generally contain renewal options and require the lessee to pay maintenance, insurance, taxes and other operating expenses in addition to the minimum annual rentals. Rental expense related to operating leases approximated $128.4 million, $95.4 million, and $59.1 million in 2007, 2006 and 2005, respectively.

Future minimum lease commitments under noncancellable operating leases with initial or remaining terms of one year or more at December 31, 2007 are payable as follows (in millions):

2008	$ 94.4
2009	70.5
2010	53.0
2011	37.6
2012	27.0
Thereafter	96.1
Total future lease commitments	$ 378.6

13. Common Stock

National Oilwell Varco has authorized 500 million shares of $.01 par value common stock. We also have authorized 10 million shares of $.01 par value preferred stock, none of which is issued or outstanding.

On August 22, 2007, the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend to the Company's stockholders of record on September 7, 2007, with distribution of shares on September 28, 2007. The total number of authorized common stock shares and associated par value were unchanged by this action. All per-share amounts in the financial statements reflect the stock split for all periods presented unless indicated otherwise.

Stock Options

Under the terms of National Oilwell Varco's Long-Term Incentive Plan, as amended, 15 million shares of common stock are authorized for the grant of options to officers, key employees, non-employee directors and other persons. Options granted under our stock option plan generally vest over a three-year period starting one year from the date of grant and expire ten years from the date of grant. The purchase price of options granted may not be less than the closing market price of National Oilwell Varco common stock on the date of grant. At December 31, 2007, approximately 7.0 million shares were available for future grants.

We also have inactive stock option plans that were acquired in connection with the acquisitions of IRI International Corporation in 2000 and Varco International, Inc. in March 2005. We converted the outstanding stock options under these plans to options to acquire our common stock and no further options are being issued or are outstanding under these plans. Stock option information summarized below includes amounts for the National Oilwell Varco Long-Term Incentive Plan and stock plans of acquired companies.

Options outstanding at December 31, 2007 under the stock option plans have exercise prices between $4.53 and $49.07 per share, and expire at various dates from February 11, 2008 to June 6, 2017.

The following summarizes options activity:

	Years Ended December 31,					
	2007		2006		2005	
	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
Shares under option at beginning of year	10,559,862	$ 23.28	8,681,684	$ 15.18	7,464,632	$ 13.35
Granted	2,381,300	35.55	4,680,000	33.29	10,584,148	14.44
Cancelled	(301,608)	30.55	(415,396)	23.43	(904,196)	13.98
Exercised	(4,735,722)	19.28	(2,386,426)	13.58	(8,462,900)	12.71
Shares under option at end of year	7,903,832	$ 29.12	10,559,862	$ 23.28	8,681,684	$ 15.18
Exercisable at end of year	1,619,374	$ 19.55	2,688,298	$ 13.85	1,827,116	$ 11.87

The following summarizes information about stock options outstanding as of December 31, 2007:

		Options Outstanding		Options Exercisable	
Range of Exercise Price	Weighted-Avg Remaining Contractual Life	Shares	Weighted-Avg Exercise Price	Shares	Weighted-Avg Exercise Price
$4.53 to $9.42	3.69	287,995	$ 8.48	287,995	$ 8.48
$10.04 to $19.47	6.60	1,820,511	17.18	781,793	15.40
$20.25 to $49.07	8.50	5,795,326	33.89	549,586	31.25
Totals	7.89	7,903,832	$ 29.12	1,619,374	$ 19.55

The weighted-average fair value of options granted during 2007, 2006 and 2005 was approximately $11.99, $11.90 and $8.43 (excluding options assumed in the Varco merger) per share, respectively, as determined using the Black-Scholes option-pricing model. The total intrinsic value of options exercised during 2007 and 2006 was $114.2 million and $49.6 million, respectively.

Upon adoption of SFAS 123(R), we began recording expense related to the value of employee stock options on the date of grant using the Black Scholes model. Prior to the adoption of SFAS 123(R), the value of each employee stock option was estimated on the date of grant using the Black-Scholes model for the purpose of the pro forma financial information in accordance with SFAS 123. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise activity. The use of the Black Scholes model requires the use of extensive actual employee exercise activity data and the use of a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends and expected term.

	Years Ended December 31,		
	2007	2006	2005
Expected volatility	38.6%	39.4%	46.0%
Risk-free interest rate	4.6%	4.6%	3.7%
Expected dividends	—	—	—
Expected term (in years)	3.5	3.8	5.0

We used the actual volatility for traded options on our stock since March 11, 2005 (the Varco merger date) as the expected volatility assumption required in the Black Scholes model, which is consistent with SFAS 123(R) and SAB 107. Prior to the first quarter of fiscal 2006, we used our historical stock price volatility in accordance with SFAS 123 for purposes of our pro forma information.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. The estimated expected term is based on actual employee exercise activity for the past ten years.

As stock-based compensation expense recognized in the Consolidated Statement of Income in 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

The following summary presents information regarding outstanding options as of December 31, 2007 and changes during 2007 with regard to options under all stock option plans:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	10,559,862	$ 23.28		
Granted	2,381,300	$ 35.55		
Exercised	(4,735,722)	$ 19.28		
Cancelled	(301,608)	$ 30.55		
Outstanding at December 31, 2007	7,903,832	$ 29.12	7.89	$ 350,472,298
Vested or expected to vest	7,544,998	$ 29.12	7.89	$ 354,560,856
Exercisable at December 31, 2007	1,619,374	$ 19.55	6.13	$ 87,299,339

As of December 31, 2007, total unrecognized compensation cost related to nonvested stock options was $60.1 million. This cost is expected to be recognized over a weighted average period of 2.0 years. The total fair value of stock vested in 2007 and 2006 was approximately $33.5 million and $22.1 million, respectively. Cash received from option exercises for 2007 and 2006 was $91.3 million and $32.7 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $34.2 million and $15.2 million, for 2007 and 2006, respectively. Cash used to settle equity instruments granted under all share-based payment arrangements for 2007 and 2006 was not material in both periods.

The impact of adopting SFAS 123(R) on January 1, 2006, on the Company's income before income taxes, net income and basic and diluted earnings per share for 2007 was not material.

Restricted Shares

During 2007, the Company began issuing restricted stock award ("RSA") with no exercise price to officers and key employees in addition to stock options. The company granted restricted shares to key employees on March 1, 2007 at $35.23. These shares will not vest until the third anniversary of the date of the grant, at which time they will be 100% vested. The company also granted performance-based restricted shares to senior management and officers on March 26, 2007 at $39.04. Of the total amount of 400,500 performance-based shares granted, 133,500 will be 100% vested 18 months from date of grant, with a performance condition of the Company's operating income level growth from January 1, 2007 to June 30, 2008 needing to exceed the median operating income level growth of a designated peer group over the same period. The remaining 267,000 performance-based shares will be 100% vested 36 months from date of grant, with a performance condition of the Company's operating income level growth from January 1, 2007 to December 31, 2009 needing to exceed the median operating income level growth of a designated peer group over the same period.

The following summary presents information regarding outstanding restricted shares as of December 31, 2007, and changes during 2007.

Restricted Shares	Units	Weighted Average Grant Date Fair Value
Non Vested at January 1, 2007	72,000	$ 29.13
Granted	1,028,402	$ 37.06
Vested	—	—
Forfeited	(39,400)	$ 37.40
Non Vested at December 31, 2007	1,061,002	$ 36.56

The weighted-average grant day fair value of RSA's granted during the years ended 2007, 2006 and 2005 was $37.06, nil and $29.13 per share, respectively. There were no RSA's that vested during years ended 2007, 2006 and 2005. As of December 31, 2007, there was $23.9 million of unrecognized compensation cost related to non-vested RSA which is expected to be recognized over a weighted-average period of 2.0 years.

14. Income Taxes

The domestic and foreign components of income before income taxes were as follows (in millions):

	Years Ended December 31,		
	2007	2006	2005
Domestic	$ 1,243.5	$ 627.1	$ 213.6
Foreign	785.4	422.1	216.4
	$ 2,028.9	$ 1,049.2	$ 430.0

The components of the provision for income taxes consisted of (in millions):

	Years Ended December 31,		
	2007	2006	2005
Current:			
Federal	$ 490.2	$ 255.8	$ 70.5
State	38.8	14.4	2.8
Foreign	136.0	99.3	67.6
	665.0	369.5	140.9
Deferred:			
Federal	(66.0)	(36.5)	2.6
State	(3.3)	(2.0)	(0.7)
Foreign	80.1	24.7	(3.9)
	10.8	(13.8)	(2.0)
	$ 675.8	$ 355.7	$ 138.9

The difference between the effective tax rate reflected in the provision for income taxes and the U.S. federal statutory rate was as follows (in millions):

	Years Ended December 31,		
	2007	2006	2005
Federal income tax at statutory rate	$ 710.1	$ 367.2	$ 150.5
Foreign income tax rate differential	(65.9)	(28.6)	(13.3)
State income tax, net of federal benefit	23.1	9.3	1.4
Tax benefit of foreign sales income	—	(5.2)	(6.8)
Nondeductible expenses	9.5	7.3	5.0
Tax benefit of manufacturing deduction	(10.5)	(1.2)	(0.6)
Foreign dividends net of FTCs	9.0	3.4	6.2
Change in deferred tax valuation allowance	2.5	2.7	(4.4)
Other	(2.0)	0.8	0.9
	$ 675.8	$ 355.7	$ 138.9

At December 31, significant components of our deferred tax assets and liabilities were as follows (in millions):

	2007	2006
Deferred tax assets:		
Allowances and operating liabilities	$ 152.1	$ 115.4
Net operating loss carryforwards	8.2	28.5
Postretirement benefits	16.5	0.6
Capital loss carryforwards	6.9	0.2
Other	17.8	19.8
Total deferred tax assets	201.5	164.5
Valuation allowance for deferred tax assets	(14.4)	(6.8)
	187.1	157.7
Deferred tax liabilities:		
Tax over book depreciation	94.7	89.0
Intangible assets	218.0	210.0
Deferred income	166.3	55.4
Other	85.3	34.6
Total deferred tax liabilities	564.3	389.0
Net deferred tax asset (liability)	$ (377.2)	$ (231.3)

On July 13, 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a return. Under FIN 48, the impact of an uncertain income tax position, in management's opinion, on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has a less than 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective January 1, 2007 for the Company. As required, the Company has recorded the cumulative effect of adopting FIN 48 as an adjustment to the January 1, 2007 beginning balance of retained earnings.

The total amount of unrecognized tax benefits as of the date of adoption was $54.5 million. As a result of the implementation of FIN 48, the Company recognized a $9.3 million increase in the liability for unrecognized tax benefits and a $0.6 million increase for accrued interest and penalty which was accounted for as follows (in millions):

Reduction in Retained Earnings (cumulative effect)	$ 5.4
Additional Goodwill	4.5
Increase in Liability	$ 9.9

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance at January 1, 2007	$ 54.5
Additions based on tax positions related to the current year	2.2
Additions for tax positions of prior years	1.3
Reductions for tax positions of prior years	(10.0)
Settlements	(0.6)
Reductions for lapse of applicable statutes of limitations	(0.4)
Balance at December 31, 2007	$ 47.0

Included in the balance of unrecognized tax benefits at January 1, 2007 and December 31, 2007 are $30.5 million and $29.5 million of tax benefits, respectively, that, if recognized in future periods, would impact the Company's effective tax rate. Also included in the balance of unrecognized tax benefits at January 1, 2007 and December 31, 2007 are $24.0 million and $17.5 million of tax benefits, respectively, that, if recognized, would result in a decrease to goodwill in purchase business combinations. The reduction in the balance of unrecognized tax benefits resulted from the completion in the U.S. of prior year audits and appeals. These unrecognized tax benefits are included in the balance of Accrued Income Taxes in the balance sheet as of December 31, 2007.

The Company does not anticipate that the total unrecognized tax benefits will significantly change due to the settlement of audits or the expiration of statutes of limitation within 12 months of this reporting date.

To the extent penalties and interest would be assessed on any underpayment of income tax, such accrued amounts have been classified as a component of income tax expense in the financial statements. This is an accounting policy election made by the Company that is a continuation of the Company's historical policy and will continue to be consistently applied in the future. During the year ended December 31, 2007, the Company recognized $2.7 million of additional interest and penalties related to uncertain tax positions as part of income tax expense. As of December 31, 2007, the Company has accrued approximately $4.6 million of interest and penalties relating to unrecognized tax benefits. These interest and penalties are included in the balance of Accrued Income Taxes in the balance sheet as of December 31, 2007.

The Company is subject to taxation in the United States, various states and foreign jurisdictions. The Company has significant operations in the United States, Canada, the United Kingdom, the Netherlands and Norway. Tax years that remain subject to examination by major tax jurisdictions vary by legal entity, but are generally open in the U.S. for the tax years ending after 2003 and outside the U.S. for the tax years ending after 2001. Norway also remains open for the 2001 tax year.

During the quarter ended June 30, 2007 the Internal Revenue Service completed its audit of the Company's 2003 tax year. There were no adjustments resulting from this examination that will have a material impact on the Company's financial position, cash flows or results of operations.

In the United States, the Company has $20.3 million of net operating loss carryforwards as of December 31, 2007, which expire at various dates through 2026. The potential benefit of $7.1 million has been recorded with $5.8 million valuation allowance. Future income tax payments will be reduced when the Company ultimately realizes the benefit of these net operating losses. If the Company ultimately realizes the benefit of these net operating loss carryforwards, the valuation allowance of $5.8 million would reduce future income tax expense.

During 2007 the Company recorded $42.5 million in net deferred tax liabilities with a corresponding increase in goodwill related to NQL purchase accounting. During 2006 the Company recorded $32.1 million in deferred tax assets with a corresponding reduction in goodwill related to the finalization of Varco purchase accounting.

Also in the United States, the Company has $0.7 million of excess foreign tax credits as of December 31, 2007, which expire at various dates through 2017. These credits have been allotted a valuation allowance and would be realized as a reduction of future income tax payments. If the Company ultimately realizes the benefit of these excess foreign tax credits, the valuation allowance of $0.1 million would reduce future income tax expense and $0.6 million would reduce goodwill.

Also in the United States, the company has $19.3 million of capital loss carryforwards as of December 31, 2007, which will expire in 2009. The related potential benefit of $6.8 million has been recorded with a valuation allowance of $6.8 million. These capital losses are not available to reduce future operating income but if realized will reduce future capital gains and will result in a reduction of goodwill.

Outside the United States, the company has $3.6 million of net operating loss carryforwards as of December 31, 2007. Of this amount, $3.2 million will expire at various dates through 2016 and $0.4 million is available indefinitely. The related potential benefit available of $1.1 million has been recorded with a valuation allowance of $0.9 million. If the Company ultimately realizes the benefit of these net operating losses, the valuation allowance of $0.9 million would reduce income tax expense.

Also outside the United States, the company has $0.7 million of capital loss carryforwards as of December 31, 2007, which can be carried forward indefinitely. The related potential benefit of $0.2 million has been recorded with a full valuation allowance of $0.2 million. These capital losses are not available to reduce future operating income but if realized will reduce future capital gains and will result in a reduction of future income tax expense.

The deferred tax valuation allowance increased $7.6 million and $4.9 million for the periods ending December 31, 2007 and 2006, respectively. Of the net increase recorded in 2007, $2.5 million was recorded as an increase of income tax expense, $1.7 million was recorded as a decrease in deferred tax assets and $6.8 million was recorded as an increase in goodwill. Of the net increase recorded in 2006, $2.7 was recorded as an increase in income tax expense, $1.6 million was recorded as an increase in deferred tax assets and $0.6 as an increase of goodwill. The increase recorded in 2007 resulted from losses sustained in the U.S. by a subsidiary that reports its taxes separately from the consolidated group and from capital losses obtained in the acquisition of NQL which were originally incurred in the U.S. The increase recorded in 2006 resulted from losses sustained in the U.S. by a subsidiary that reports its taxes separately from the consolidated group.

Undistributed earnings of the Company's foreign subsidiaries amounted to $1,580.0 million and $1,116.3 million at December 31, 2007 and 2006, respectively. Those earnings are considered to be permanently reinvested and no provision for U.S. federal and state income taxes has been made. Distribution of these earnings in the form of dividends or otherwise could result in either U.S. federal taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable in various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $67.9 million would be payable upon remittance of all previously unremitted earnings at December 31, 2007.

Because of the number of tax jurisdictions in which the Company operates, its effective tax rate can fluctuate as operations and the local country tax rates fluctuate. The Company is also subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. The Company's future tax provision will reflect any favorable or unfavorable adjustments to its estimated tax liabilities when resolved. The Company is unable to predict the outcome of these matters. However, we believe that none of these matters will have a material adverse effect on the results of operations or financial condition of the Company.

In October of 2004, the American Jobs Creation Act of 2004 (the "Jobs Act") was signed into law which introduced a special one-time dividends received deduction on the repatriation of foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are net. The Act provides for a special one-time deduction of 85 percent of certain foreign earnings that are repatriated in either the Company's last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the date of enactment. The maximum amount of the Company's foreign earnings that qualify for temporary deduction is $408.2 million. The Company repatriated none of its foreign earnings in 2005 under the repatriation provisions of the Jobs Act.

15. Business Segments and Geographic Areas

The Company's operations consist of three reportable segments: Rig Technology, Petroleum Services & Supplies and Distribution Services.

Rig Technology: Our Rig Technology Group designs, manufactures, sells and services complete rig systems for the drilling, completion, and remediation of oil and gas wells. The Group offers a comprehensive line of highly-engineered machinery which automates complex well construction and management operations, such as offshore and onshore drilling rigs; pipe racking, rotating and assembly systems; coiled tubing equipment and pressure pumping units; well workover rigs; wireline winches; and cranes.

Petroleum Services & Supplies: Our Petroleum Services & Supplies Group provides a variety of consumable goods and services used to drill, complete, remediate and workover oil and gas wells, and manage pipelines, flowlines and other oilfield tubular goods. The Group manufactures, rents and sells a variety of products and equipment used to perform drilling operations; including solids control systems, drilling motors, rig instrumentation systems, and drilling mud pump consumables.

Distribution Services: Our Distribution Services segment provides maintenance, repair and operating supplies and spare parts to drill site and production locations worldwide. In addition to its comprehensive network of field locations supporting upstream activity throughout North America, the segment supports major land and offshore operations through locations in Mexico, the Middle East, Africa, Europe, Southeast Asia and South America. Distribution Services employs advanced information technologies to provide complete procurement, inventory management and logistics services to its customers around the globe.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies of the Company. The Company evaluates performance of each reportable segment based upon its operating income, excluding non-recurring items.

No single customer accounted for 10% or more of consolidated revenues during the three years ended December 31, 2007.

Summarized financial information is as follows (in millions):

Geographic Areas:

	United States	Canada	Norway	United Kingdom	Other	Total
December 31, 2007						
Revenues	$ 5,555.5	$ 700.5	$ 1,698.8	$ 496.8	$ 1,337.4	$ 9,789.0
Long-lived assets	690.1	136.8	43.7	96.5	230.2	1,197.3
December 31, 2006						
Revenues	$ 3,985.1	$ 714.9	$ 987.2	$ 402.2	$ 936.4	$ 7,025.8
Long-lived assets	596.3	115.8	42.1	88.7	179.2	1,022.1
December 31, 2005						
Revenues	$ 2,646.6	$ 653.6	$ 394.8	$ 298.0	$ 651.5	$ 4,644.5
Long-lived assets	584.1	82.7	32.6	57.1	121.1	877.6

Business Segments:

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Unallocated/ Eliminations	Total
December 31, 2007					
Revenues	$ 5,744.7	$ 3,061.0	$ 1,423.7	$ (440.4)	$ 9,789.0
Operating profit	1,393.6	731.6	94.0	(174.8)	2,044.4
Capital expenditures	63.8	159.6	5.5	22.9	251.8
Depreciation and amortization	53.7	147.9	5.0	7.5	214.1
Goodwill	1,230.7	1,169.0	39.1	6.3	2,445.1
Total assets	7,096.8	3,964.5	651.8	401.8	12,114.9
December 31, 2006					
Revenues	$ 3,584.9	$ 2,425.0	$ 1,369.6	$ (353.7)	$ 7,025.8
Operating profit	608.5	545.6	94.0	(137.0)	1,111.1
Capital expenditures	46.8	138.5	3.7	11.4	200.4
Depreciation and amortization	48.1	100.9	5.3	6.3	160.6
Goodwill	1,168.3	1,034.9	35.2	6.3	2,244.7
Total assets	4,936.8	3,248.3	592.7	241.5	9,019.3
December 31, 2005					
Revenues	$ 2,216.8	$ 1,645.8	$ 1,074.5	$ (292.6)	$ 4,644.5
Operating profit	238.4	281.0	46.6	(89.2)	476.8
Capital expenditures	22.9	72.6	3.7	5.8	105.0
Depreciation and amortization	35.4	68.9	5.4	4.9	114.6
Goodwill	1,117.2	959.2	35.0	6.3	2,117.7
Total assets	3,310.3	2,717.5	479.7	171.0	6,678.5

16. Quarterly Financial Data (Unaudited)

Summarized quarterly results, were as follows (in millions, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year ended December 31, 2007					
Revenues	$ 2,165.7	$ 2,384.9	$ 2,579.5	$ 2,658.9	$ 9,789.0
Gross Profit	615.0	683.8	740.3	791.1	2,830.2
Net income	275.9	318.5	366.0	376.7	1,337.1
Net income per basic share	0.78	0.90	1.03	1.06	3.77
Net income per diluted share	0.78	0.89	1.02	1.05	3.76
Year ended December 31, 2006					
Revenues	$ 1,511.8	$ 1,657.4	$ 1,777.9	$ 2,078.7	$ 7,025.8
Gross Profit	349.8	400.7	442.7	567.4	1,760.6
Net income	120.3	147.9	176.6	239.2	684.0
Net income per basic share	0.34	0.42	0.50	0.68	1.95
Net income per diluted share	0.34	0.42	0.50	0.68	1.93

NATIONAL OILWELL VARCO, INC.
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2007, 2006 and 2005

	Balance beginning of year	Additions (Deductions) charged to costs and expenses	Charge offs and other	Balance end of year
		(in millions)		
Allowance for doubtful accounts:				
2007	$ 30.4	$ 16.2	$ (1.8)	$ 44.8
2006	17.4	17.3	(4.3)	30.4
2005	12.8	7.8	(3.2)	17.4
Allowance for excess and obsolete inventories:				
2007	$ 86.1	$ 33.9	$ (20.7)	$ 99.3
2006	56.8	36.9	(7.6)	86.1
2005	41.2	24.0	(8.4)	56.8
Valuation allowance for deferred tax assets:				
2007	$ 6.8	$ 2.6	$ 5.0	$ 14.4
2006	1.9	2.7	2.2	6.8
2005	16.8	(4.4)	(10.5)	1.9
Warranty reserve:				
2007	$ 57.3	$ 78.2	$ (44.0)	$ 91.5
2006	24.9	54.2	(21.8)	57.3
2005	22.4	27.1	(24.6)	24.9

ANNUAL MEETING OF STOCKHOLDERS OF

NATIONAL OILWELL VARCO, INC.

May 14, 2008

SEC Mail
Mail Processing
Section

APR 04 2008

Washington, DC
106

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00003333000000000000 2 051408

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF DIRECTORS, "FOR" PROPOSAL 2 AND "FOR" PROPOSAL 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. The Election of directors:			
Robert E. Beauchamp	☐	☐	☐
Jeffery A. Smisek	☐	☐	☐
2. Ratification of Independent Auditors:	☐	☐	☐
3. Approval of National Oilwell Varco Annual Incentive Plan	☐	☐	☐

The undersigned acknowledges receipt of the April 4, 2008 Notice of Annual Meeting and the Proxy Statement, which more particularly describes the matters referred to herein.

hange the address on your account, please check the box at right and cate your new address in the address space above. Please note that nges to the registered name(s) on the account may not be submitted via method. ☐

ature of Stockholder ____ Date: ____ Signature of Stockholder ____ Date: ____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

NATIONAL OILWELL VARCO, INC.

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS ON MAY 14, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Clay C. Williams and Dwight W. Rettig or either of them with full power of substitution, the proxy or proxies of the undersigned to attend the Annual Meeting of Stockholders of National Oilwell Varco, Inc. to be held on Wednesday, May 14, 2008, and any adjournments thereof, and to vote the shares of stock that the signer would be entitled to vote if personally present as indicated on the reverse side and, at their discretion, on any other matters properly brought before the meeting, and any adjournments thereof, all as set forth in the April 4, 2008 proxy statement.

This proxy is solicited on behalf of the board of directors of National Oilwell Varco, Inc. The shares represented by this proxy will be voted as directed by the Stockholder. If no direction is given when the duly executed proxy is returned, such shares will be voted in accordance with the recommendations of the board of directors for all director nominees, for the ratification of the independent auditors and for the approval of the National Oilwell Varco Annual Incentive Plan.

(Continued and to be signed on the reverse side)

14475

NATIONAL OILWELL VARCO

END